Exhibit T3E.1

CONFIDENTIAL	SOLICITATION STATEMENT
Vitro, S.A.B. de C.V.
Offer to Purchase and Offer to Exchange and Consent Solicitation Relating to
$300,000,000 Aggregate Principal Amount of 8.625% Senior Notes due 2012,
$216,000,000 Aggregate Principal Amount of 11.75% Senior Notes due 2013 and
$700,000,000 Aggregate Principal Amount of 9.125% Senior Notes due 2017
          This solicitation statement (as it may be amended or supplemented from time to time, the “Statement”) relates to two alternative offers. In this Statement, (1) Vitro, S.A.B. de C.V. (“Vitro”) and Administración de Inmuebles Vitro, S.A. de C.V. (“AIV”), a wholly-owned subsidiary of Vitro, are offering to purchase for cash (the “Tender Offer”) the Old Notes (as defined below) and (2) Vitro is proposing an exchange offer and soliciting consents (the “Exchange Offer and Consent Solicitation”) to an in-court restructuring under the Ley de Concursos Mercantiles, or Mexican Bankruptcy Law (as defined in “Considerations Relating to the Exchange Offer and Consent Solicitation” in this Statement, the “Concurso Plan”).
          Holders may tender their Old Notes in either the Tender Offer or the Exchange Offer and Consent Solicitation. Because the size of the Tender Offer is limited (as described below), holders that tender Old Notes in the Tender Offer will be required to specify whether, if their Old Notes are not accepted in the Tender Offer, they elect to tender them into the Exchange Offer and Consent Solicitation instead.
          Except when indicated or the context otherwise requires, the words “we,” “us,” “our” and “ours” in this Statement (i) refer to Vitro and AIV when used in reference to the making and execution of the Tender Offer, (ii) refer to Vitro when used in reference to the making and execution of the Exchange Offer and Consent Solicitation, and (iii) otherwise refer to Vitro, S.A.B. de C.V., together with its consolidated subsidiaries.
The Tender Offer
          We hereby offer to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and in the Letter of Transmittal, the maximum aggregate principal amount of Vitro’s outstanding 8.625% Senior Notes due 2012, which we refer to as the “2012 Notes,” 11.75% Senior Notes due 2013, which we refer to as the “2013 Notes,” and 9.125% Senior Notes due 2017, which we refer to as the “2017 Notes” (together with the 2012 Notes and 2013 Notes, the “Old Notes”) that we can purchase for $100,000,000 (subject to increase, the “Maximum Payment Amount”), at a purchase price (the “Tender Offer Consideration”) per $1,000 principal amount equal to the clearing price (the “Clearing Price”) determined in accordance with the procedures set forth below. We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer.
          The Old Notes were issued by and represent obligations of Vitro. The Tender Offer is conditioned upon the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered. We expect to obtain the funds required to consummate the Tender Offer with the net proceeds of a loan agreement in the amount of up to the Maximum Payment Amount to be entered into between Fintech Investments Ltd. (together with any affiliate and/or investment vehicle thereof, “Fintech”) and AIV (the “Loan Agreement”). We will cause the Old Notes that are accepted in the Tender Offer to be delivered to Fintech as payment for AIV’s obligations under the Loan Agreement. Fintech will be permitted to exchange Old Notes it receives as a result in the Concurso Plan and receive a related consent payment.
          Any tenders of Old Notes in the Tender Offer are irrevocable and may not be withdrawn.
          The amount of the Tender Offer Consideration will be determined pursuant to a modified “Dutch Auction.” The Tender Offer Consideration will be the same for Old Notes of all series and will be payable in cash. Holders whose Old Notes are accepted in the Tender Offer will not receive any payment in respect of accrued and unpaid interest on the Old Notes. Acceptance of Old Notes tendered in the Tender Offer may be subject to proration as described herein. Old Notes that are tendered in the Tender Offer but not accepted will be returned to the DTC Participant (as defined below) that tendered them promptly following the Expiration Time (as defined below) unless their holder has elected to submit them for exchange in the Exchange Offer and Consent Solicitation.

		Outstanding	Tender Offer Consideration
		Principal	(Acceptable Bid
Series of Old Notes	CUSIP No.	Amount	Price Range)(1)
8.625% Senior Notes due 2012	92851RAC1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5	$216,000,000	$500 – $575
9.125% Senior Notes due 2017	92851RAD9	$700,000,000

(1)	Per $1,000 principal amount of Old Notes that are accepted for purchase.
The Exchange Offer and Consent Solicitation
          Pursuant to the Concurso Plan, we are proposing to exchange all of the Old Notes and the DFI Claims and Other Debt (each as defined below) in the aggregate amount of $1,515 million for the following consideration on a pro rata basis:

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•	$850.0 million in aggregate principal amount of new notes (the “New 2019 Notes”);

•	$100.0 million (plus the Issue Date Adjustment, as defined herein) in aggregate principal amount of newly issued mandatory convertible debentures (the “New MCDs” and, together with the New 2019 Notes, the “New Notes”), which will mandatorily convert into 15.0% of our equity on a fully diluted basis if not paid in full at maturity or upon the occurrence of certain events of default;

•	a cash payment (the “Restructuring Cash Payment”) in an amount equal to the unpaid portion of an aggregate of $75.0 million in cash held in a Mexican trust (the “Payment Trust”) after the making of the Consent Payment (as defined below); and

•	a restructuring fee, in cash, based on the issue date of the New Notes to be determined as described in “Summary—The New Notes—The New 2019 Notes” (the “Restructuring Fee” and, together with the New Notes and Restructuring Cash Payment described above, the “Restructuring Consideration”).
          Accordingly, for every $1,000 principal amount of the Restructured Debt exchanged, holders will be entitled to receive:
•	$561 principal amount of New 2019 Notes,

•	$66 principal amount of New MCDs (not including the Issue Date Adjustment),

•	a portion of the Restructuring Cash Payment on a pro rata basis (depending on how many holders consent), and

•	a portion of the Restructuring Fee on a pro rata basis (depending on the Issue Date).
          The delivery and payment of the Restructuring Consideration pursuant to the proposed Concurso Plan is subject to, among other things, the approval of the Convenio Concursal (as defined herein). The New 2019 Notes will be guaranteed by the majority of our subsidiaries (which we refer to as the “Guarantors”). For a more detailed description of the New Notes, see “Description of the New Notes” beginning on page 167. The proposed Concurso Plan is set forth in Annex A, as summarized in “The Restructuring and the Concurso Plan” in this Statement. See also “Summary—Consequences if the Proposed Restructuring Fails.”
          The Payment Trust will pay a consent payment in an amount (to be determined as described herein) of no less than 5% and no greater than 10% of the aggregate principal amount of Old Notes held by the holder of such Old Notes (the “Note Consent Payment”) for which a consent to the Concurso Plan is provided prior to the Expiration Time specified below. Any Old Notes submitted for exchange and consents provided after the date of this Statement are irrevocable and may not be withdrawn, except (i) in the event we amend the Exchange Offer and Consent Solicitation in a manner that is materially adverse to holders of Restructured Debt, (ii) as required by applicable law, (iii) in the event the concurso mercantil proceeding of the Company is not filed on or before December 31, 2010, (iv) if the Issue Date does not occur on or before the Outside Consummation Date (as defined herein) or (v) if the proposed Concurso Plan is amended in a manner that would have a material adverse effect on holders of the Old Notes. We are seeking the tender of the Old Notes and consent of each person in whose name an Old Note is registered as of 5:00 p.m., New York City time, on November 1, 2010 (the “Record Date”), or persons who held Old Notes through The Depository Trust Company (“DTC”) as of the Record Date (“DTC Participants” and, together with such registered holders, the “Holders”); however, we may proceed with filing the proposed Concurso Plan without any such consents.
          Concurrently with the Exchange Offer and Consent Solicitation for the Old Notes, we will be seeking consents to the Concurso Plan on comparable terms from certain of the holders of (i) claims of approximately $239.8 million relating to certain of our and our subsidiaries’ derivative financial instruments (including certain agreed upon amounts in settlement represented by promissory notes, the “DFI Claims”) of which a significant holder has entered into a lock-up agreement with us, as described herein, and (ii) other debt (the “Other Debt” and, together with the Old Notes and the DFI Claims, the “Restructured Debt”) in an aggregate principal amount equivalent to $58.5 million consisting of certain Certificados Bursátiles and other unsecured debt. In connection therewith, the Payment Trust will pay a consent payment in an amount (to be determined as described herein) of no less than 5% and no greater than 10% of the aggregate principal amount of the DFI Claims and Other Debt held by the holder of such debt (the “Other Consent Payment” and, together with the Note Consent Payment, the “Consent Payment”) for which a consent is provided prior to the Expiration Time specified below. Pursuant to the Concurso Plan, we would exchange the DFI Claims and the Other Debt for a pro rata portion of the Restructuring Consideration (based on the aggregate principal amount of debt subject to the restructuring). For additional information, see “Capitalization” and Annex A.
          Holders who participate in the Tender Offer will not receive a Consent Payment in respect of any Old Notes that are accepted for purchase in the Tender Offer or that are not accepted for purchase and are returned to such holder. Such holders may receive a Consent Payment (as described above) only in respect of any Old Notes of such holder that are included in the Exchange Offer and Consent Solicitation because (a) such holder elected in its Letter of Transmittal to have any Old Notes that are not accepted for purchase in the Tender Offer included in the Exchange Offer and Consent Solicitation and (b) such Old Notes are not accepted in the Tender Offer.
          The Tender Offer and the Exchange Offer and Consent Solicitation will each expire at 9:00 a.m., New York City time, on December 1, 2010, unless extended or earlier terminated (as such time and date may be extended, the “Expiration Time”). We may, in our sole discretion (subject to applicable law), terminate either or both offers, and reserve the right to amend the terms or waive any of the conditions to either or both offers.
          You should carefully consider the risk factors beginning on page 52 of this Statement before deciding whether or not to participate in the Tender Offer and/or the Exchange Offer and Consent Solicitation.
November 1, 2010

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          You should rely only on the information contained in this Statement or to which we have referred you. We have not authorized anyone to provide you with information that is different. This Statement may only be used where it is legal to do so. The information in this document may only be accurate on the date of this Statement.
          Beneficial owners who wish to tender Old Notes in the Tender Offer or submit Old Notes for exchange in the Exchange Offer and Consent Solicitation, and whose Old Notes are held in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank or trust company, must instruct that entity to tender or submit their Old Notes. Any such instruction must be made in accordance with procedures of the entity through which the Old Notes are held (including completing a Letter of Instruction and providing it to that entity). The valid tender of Old Notes in the Tender Offer or submission of Old Notes for exchange in the Exchange Offer and Consent Solicitation requires physical delivery by the Holder (the DTC Participant through which the Old Notes are held) of a duly executed, notarized and apostilled Transmittal Letter and other required documentation by the Expiration Date as well as completion of DTC’s Automated Tender Offer Program (“ATOP”) procedures. The additional time this will require should be taken into consideration in responding to the offers.

QUESTIONS AND ANSWERS RELATING TO THE TENDER OFFER
AND THE EXCHANGE OFFER AND CONSENT SOLICITATION
Q.	What are the Tender Offer and the Exchange Offer and Consent Solicitation?

A.	In the Tender Offer, Vitro and our wholly-owned subsidiary AIV are offering, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, to purchase the Old Notes (Vitro’s outstanding 2012 Notes, 2013 Notes and 2017 Notes) for cash pursuant to a modified Dutch auction.

In the Exchange Offer and Consent Solicitation, Vitro is proposing, upon the terms and subject to the conditions set forth in this Statement and the Letter of Transmittal, an exchange offer and solicitation of consents to an in-court restructuring from holders of Restructured Debt, including beneficial owners of the Old Notes, registered holders and their duly designated proxies, including participants in DTC whose names are shown on a security position listing as owners of the Old Notes, as of 5:00 p.m., New York City time, on November 1, 2010.

Q.	May I participate in both the Tender Offer and the Exchange Offer and Consent Solicitation?

A.	You may choose one of the following three options to participate in the Tender Offer and/or the Exchange Offer and Consent Solicitation:
•	You may tender your outstanding Old Notes in the Tender Offer and choose to have your Old Notes returned to you if they are not accepted in the Tender Offer;

•	You may tender your outstanding Old Notes in the Tender Offer and choose to submit such Old Notes for exchange in the Exchange Offer and Consent Solicitation if they are not accepted in the Tender Offer; or

•	You may submit your Old Notes for exchange in the Exchange Offer and Consent Solicitation.
If you submit your Old Notes for exchange in the Exchange Offer and Consent Solicitation, you are not permitted to also tender them in the Tender Offer. Alternatively, if you tender your Old Notes in the Tender Offer, you may only submit them in the Exchange Offer and Consent Solicitation on a provisional basis, i.e., for acceptance in the Exchange Offer and Consent Solicitation only if they are rejected from the Tender Offer. If your Old Notes are accepted in the Tender Offer, they will not be accepted in the Exchange Offer and Consent Solicitation. No Old Notes will be accepted in both offers.

Q.	Is there a limit on the amount of Old Notes that may be accepted in the Tender Offer?

A.	Yes. The funds available for the Tender Offer are limited to $100,000,000, the Maximum Payment Amount, so there is a limit on the amount of Old Notes that may be accepted in the Tender Offer. We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer.

Q.	Is there a limit on the amount of Old Notes that may be accepted in the Exchange Offer and Consent Solicitation?

A.	No.

Q.	How are payments for my Old Notes pursuant to the Tender Offer determined?

A.	Because the Tender Offer is being conducted as a modified Dutch auction, you must specify the minimum amount you would be willing to receive in exchange for each $1,000 principal amount of Old Notes. This minimum amount is known as the “Bid Price.” The Bid Price you specify must not be less than $500 nor more than $575. Bid Prices between those numbers must be in minimum increments of $2.50 above $500. If you do not enter a Bid Price, you will be deemed to have specified the lowest price in the range ($500). If your Bid Price is outside of this range, it will not be accepted and you will not receive any payments under the Tender Offer.

The Bid Prices of all tendering holders are used to determine the payment amount, or “Tender Offer Consideration,” that you will receive. The Tender Offer Consideration will be equal to the Clearing Price, which will be determined as described under “The Tender Offer—Terms of the Tender Offer” based on the price that maximizes the principal amount of Old Notes that may be purchased without exceeding the Maximum Payment Amount.

Q.	What happens if my Old Notes are not accepted in the Tender Offer?

A.	If your Old Notes are not accepted in the Tender Offer and you have not elected to exchange Old Notes that are rejected from the Tender Offer pursuant to the Exchange Offer and Consent Solicitation, your Old Notes will be returned to you and you will not receive the Consent Payment. If your Old Notes are not accepted in the Tender Offer and you have elected to exchange Old Notes that are rejected from the Tender Offer pursuant to the Exchange Offer and Consent Solicitation, your Old Notes will be submitted for exchange in the Tender Offer and you will be eligible to receive the Restructuring Consideration and the Consent Payment in respect of such Old Notes.

Q.	What is being offered in exchange for the Old Notes that I hold in the Exchange Offer and Consent Solicitation?

A.	For each U.S.$1,000 principal amount of the Old Notes accepted in the Exchange Offer and Consent Solicitation, you will be entitled to receive $561 of New 2019 Notes, $66 of New MCDs and a portion of the Restructuring Cash Payment on a pro rata basis (depending on how many holders consent) and a portion of the Restructuring Fee (depending on the Issue Date). In addition, you will receive a Consent Payment of between 5% and 10% of the principal amount of your Old Notes that are accepted in the Exchange Offer and Consent Solicitation.

Q.	I am a beneficial owner of Vitro’s outstanding Old Notes and I am not a DTC Participant. How do I participate in the Tender Offer and elect to have any Old Notes that are not accepted in the Tender Offer returned to me?

A.	In order to participate in the Tender Offer and elect to have your Old Notes returned to you if they are not accepted in the Tender Offer you must complete the following steps:
(1)	From your bank, broker, dealer, trust company or other nominee, you should have received an instruction letter entitled “Letter of Instructions to Beneficial Owners” which you must complete.

(2)	In order to complete the instruction letter and tender your Old Notes in the Tender Offer you must:
•	Execute and notarize the instruction letter in Section I and check the first box in Section I;

•	Provide the relevant details about yourself and special payment instructions, if any, in Section II.A.1 or II.A.2, as applicable;

•	Indicate in Section II.A.3 the aggregate principal amount of each series of Old Notes that you wish to tender and the Bid Price at which you wish to tender each series; and

•	Return all pages of the completed instruction letter to your broker, dealer, trust company or other nominee.
(3)	We do not require you, as a beneficial owner, to complete the Letter of Transmittal (though we will require the DTC Participant that actually tenders your Old Notes in the Tender Offer to sign and obtain notarization and an apostille of the Letter of Transmittal). However, for its own record-keeping purposes, your bank, broker, dealer, trust company or other nominee may have sent you a Letter of Transmittal. If you have received a Letter of Transmittal and have been instructed to complete it, you must:
•	Indicate in Section I the aggregate principal amounts of the Old Notes and the Bid Price you wish to submit;

•	Execute, notarize and apostille the Letter of Transmittal in Section II.A.1, checking box 1;

•	Provide the relevant details about special payment instructions, if any, and about yourself and your accounts in Section III.A.2; and

•	Complete the IRS Form W-9 or other withholding forms described in the Letter of Transmittal.
(4)	Promptly return all completed documents to your bank, broker, dealer, trust company or other nominee.
Q.	I am a beneficial owner of Vitro’s outstanding Old Notes and I am not a DTC Participant. How do I participate in the Tender Offer and elect to submit any Old Notes that are not accepted in the Tender Offer in the Exchange Offer and Consent Solicitation?
A.	In order to participate in the Tender Offer and exchange any Old Notes that are not accepted in the Tender Offer in the Exchange Offer and Consent Solicitation you must complete the following steps:
(1)	From your bank, broker, dealer, trust company or other nominee, you should have received an instruction letter entitled “Letter of Instructions to Beneficial Owners” which you must complete.

(2)	In order to complete the instruction letter and tender your Old Notes in the Tender Offer and exchange any Old Notes that are not accepted in the Tender Offer in the Exchange Offer and Consent Solicitation you must:
•	Execute and notarize the instruction letter in Section I and check the second box in Section I;

•	Provide the relevant details about yourself and special payment instructions, if any, in Section II.A.1 or II.A.2, as applicable;

•	Indicate in Section II.A.3 the aggregate principal amount of each series of Old Notes that you wish to tender and the Bid Price at which you wish to tender each series;

•	Sign and date the authorization in the form attached to the instruction letter as Schedule I; and

•	Return all pages of the completed instruction letter to your broker, dealer, trust company or other nominee.
(3)	We do not require you, as a beneficial owner, to complete the Letter of Transmittal (though we will require the DTC Participant that actually tenders your Old Notes in the Tender Offer to sign and obtain notarization and an apostille of the Letter of Transmittal). However, for its own record-keeping purposes, your bank, broker, dealer, trust company or other nominee may have sent you a Letter of Transmittal. If you have received a Letter of Transmittal and have been instructed to complete it, you must:
•	Indicate in Section I the aggregate principal amounts of the Old Notes and the Bid Price you wish to submit;

•	Execute, notarize and apostille the Letter of Transmittal in Section II.A.1, checking box 2;

•	Provide the relevant details about special payment instructions, if any, and about yourself and your accounts in Section III.A.2; and

•	Complete the IRS Form W-9 or other withholding forms described in the Letter of Transmittal; and

•	Execute and notarize the signature page to the Concurso Plan attached to the Letter of Transmittal as Schedule II.
(4)	Promptly return all completed documents to your bank, broker, dealer, trust company or other nominee.

Q.	I am a beneficial owner of Vitro’s outstanding Old Notes and I am not a DTC Participant. How do I participate in the Exchange Offer and Consent Solicitation?
A.	In order to participate in the Exchange Offer and Consent Solicitation you must complete the following steps:
(1)	From your bank, broker, dealer, trust company or other nominee, you should have received an instruction letter entitled “Letter of Instructions to Beneficial Owners” which you must complete.

(2)	In order to complete the instruction letter and participate in the Exchange Offer and Consent Solicitation you must:
•	Execute and notarize the instruction letter in Section I and check the third box in Section I;

•	Provide the relevant details about yourself and special payment instructions, if any, in Section II.A.1 or II.A.2, as applicable;

•	Indicate in Section II.A.3 the aggregate principal amount of each series of Old Notes that you wish to submit; and

•	Return all pages of the completed instruction letter to your broker, dealer, trust company or other nominee.
(3)	We do not require you, as a beneficial owner, to complete the Letter of Transmittal (though we will require the DTC Participant that actually submits your Old Notes in the Exchange Offer and Consent Solicitation to sign and obtain notarization and an apostille of the Letter of Transmittal). However, for its own record-keeping purposes, your bank, broker, dealer, trust company or other nominee may have sent you a Letter of Transmittal. If you have received a Letter of Transmittal and have been instructed to complete it, you must:
•	Indicate in Section I the aggregate principal amounts of the Old Notes and the Bid Price you wish to submit;

•	Execute, notarize and apostille the Letter of Transmittal in Section II.A.1, checking box 3;

•	Provide the relevant details about special payment instructions, if any, and about yourself and your accounts in Section III.A.3;

•	Complete the IRS Form W-9 or other withholding forms described in the Letter of Transmittal; and

•	Execute and notarize the signature page to the Concurso Plan attached to the Letter of Transmittal as Schedule II.
(4)	Promptly return all completed documents to your bank, broker, dealer, trust company or other nominee.
Q.	I am a beneficial owner of Vitro’s outstanding Old Notes. What do I need to do if I do not want to participate in the Tender Offer or the Exchange Offer and Consent Solicitation?
A.	If you do not want to participate in the Tender Offer or the Exchange Offer and Consent Solicitation, then you do not need to complete the instruction letter or any other document relating to the Tender Offer or the Exchange Offer and Consent Solicitation.
Q.	What happens if I fail to elect either the Tender Offer or the Exchange Offer and Consent Solicitation, whether because I do not submit the Letter of Transmittal or I do submit the Letter of Transmittal, but do not indicate my election?
A.	If you fail to elect either option, whether by not submitting the Letter of Transmittal or failing to indicate your election in a submitted Letter of Transmittal, you will not receive the Tender Offer Consideration or the

Consent Payment. However, the Convenio Concursal, if approved and consummated, will bind all holders of the Old Notes, regardless of whether or how you voted with respect to the Concurso Plan in the consent solicitation or otherwise.
Q.	When will the Tender Offer and the Exchange Offer and Consent Solicitation expire?
A.	The Tender Offer and the Exchange Offer and Consent Solicitation will expire at 9:00 a.m., New York City time, on December 1, 2010, unless we extend the deadline at our sole discretion.

Q.	How will I be notified if the Tender Offer or the Exchange Offer and Consent Solicitation are extended?

A.	If we extend the Expiration Time, we will make a public announcement of the extension not later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time.

Q.	Will I have to pay any fees or other expenses?

A.	If you are the record owner of your Old Notes and you tender your Old Notes in the Tender Offer or exchange your Old Notes for exchange in the Exchange Offer and Consent Solicitation, you should not have to pay brokerage fees or similar expenses. If you own your Old Notes through a broker or other nominee and your broker tenders or votes your Old Notes on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

Q.	Can I withdraw previously tendered Old Notes or revoke my consent to the Exchange Offer and Consent Solicitation?

A.	You may not withdraw your previously tendered Old Notes. You may not revoke your consent to the Exchange Offer and Consent Solicitation except under very limited circumstances. See “The Exchange Offer and Consent Solicitation—Withdrawal Rights.”

Q.	If I tender my Old Notes in the Tender Offer or submit my Old Notes for exchange in the Exchange Offer and Consent Solicitation, how will I be notified that you have accepted my Old Notes?

A.	If your Old Notes have been accepted pursuant to the Tender Offer or the Exchange Offer and Consent Solicitation, you will receive the Tender Offer Consideration or the Consent Payment, as applicable, promptly following the Expiration Time.

Q.	Who do I contact if I have questions about the Tender Offer or the Exchange Offer and Consent Solicitation?

A.	D.F. King & Co., Inc., which is acting as Depositary for the Tender Offer and Information and Exchange Agent for the Exchange Offer and Consent Solicitation, can help answer your questions. For further copies of this Statement and other materials related to the Tender Offer and the Exchange Offer and Consent Solicitation, and for questions regarding the procedures to be followed for tendering or exchanging your Old Notes, please contact D.F. King & Co., Inc. at the address and telephone number listed on the back cover of this Statement.

Q.	When will payments pursuant to the Tender Offer be made?

A.	The Tender Offer Consideration will be payable promptly following the Expiration Time.

Q.	When will the exchange and any payments to be made under the Exchange Offer and Consent Solicitation take place?

A.	We will make payment in cash of the Consent Payment in respect of the exchanged Old Notes promptly following the Expiration Time (no later than four business days following the Expiration Time). We will issue the New Notes and pay the rest of the Restructuring Consideration on the Issue Date, which will only occur if the concurso mercantil has been completed the Convenio Concursal is effectively consummated. See “The Exchange Offer and Consent Solicitation.”

CONSIDERATIONS RELATING TO THE TENDER OFFER
          The “Tender Offer Consideration” for each $1,000 principal amount of Old Notes validly tendered pursuant to the Tender Offer on or prior to the Expiration Time and accepted for purchase by us will be equal to the Clearing Price determined pursuant to a modified “Dutch Auction” as described below under “—Bid Prices and the Determination of the Tender Offer Consideration.” The Tender Offer Consideration will be payable in cash promptly after the Expiration Time to those holders whose Old Notes are accepted for purchase in the Tender Offer. Holders whose Old Notes are accepted in the Tender Offer will not receive any payment in respect of accrued and unpaid interest on the Old Notes.
          Holders may tender their Old Notes in the Tender Offer or submit their Old Notes for exchange in the Exchange Offer and Consent Solicitation. Because the size of the Tender Offer is limited (as described below), holders that tender Old Notes in the Tender Offer will be required to specify whether, if their Old Notes are not accepted in the Tender Offer, they elect to exchange them in the Exchange Offer and Consent Solicitation instead. Holders that tender Old Notes in the Tender Offer but fail to specify their election will be deemed to have elected not to exchange any Old Notes that are not accepted into the Tender Offer in the Exchange Offer and Consent Solicitation instead. Old Notes that are tendered in the Tender Offer but not accepted will be returned to their holder promptly following the Expiration Time unless their holder has elected to submit them for exchange in the Exchange Offer and Consent Solicitation if they are not accepted in the Tender Offer.
           Bid Prices and the Determination of the Tender Offer Consideration
          The Tender Offer is being conducted as a modified “Dutch Auction.” This means that if a holder elects to participate, they must specify the minimum Tender Offer Consideration (the “Bid Price”) they would be willing to receive in exchange for each $1,000 principal amount of Old Notes they choose to tender in the Tender Offer. The Bid Price that the holder specifies for each $1,000 principal amount of Old Notes may not be less than $500 (the “Minimum Bid Price”) nor more than $575 (the “Maximum Bid Price”). As a result, the Bid Price the holder specifies must be within the following range:

Minimum Bid Price	$500
Maximum Bid Price	$575

Tenders of Old Notes outside of this range will not be accepted and will not be used for purposes of calculating the Clearing Price as described below.
          Bid Prices between the Minimum Bid Price and the Maximum Bid Price must be in minimum increments of $2.50 above $500. If any Bid Price is not submitted in a whole increment of $2.50, such Bid Price will be rounded down to the nearest $2.50 increment.
          Each holder tendering Old Notes in the Tender Offer is to submit a Bid Price; holders who tender Old Notes without specifying a Bid Price will be deemed to have specified the Minimum Bid Price ($500) as their Bid Price.
          Whether and to what extent your tendered Old Notes are accepted for purchase in the Tender Offer will depend upon how the Bid Price specified by you compares to Bid Prices specified by other tendering holders of Old Notes. Specifically, on the Expiration Time:
•	we will use all the Bid Prices received across all series of Old Notes to calculate a single Clearing Price in accordance with the procedure set forth below; and

•	the Tender Offer Consideration payable for Old Notes accepted in the Tender Offer will be the Clearing Price.

          The Tender Offer Consideration for all Old Notes, of all series, will be the same. Holders whose Old Notes are accepted in the Tender Offer will not receive any payment in respect of accrued and unpaid interest on the Old Notes.
          The “Clearing Price” for the Old Notes will be determined by consideration of the Bid Prices of all validly tendered Old Notes of all series, in order of lowest to highest Bid Prices. The Clearing Price will be:
•	the lowest single price for all tenders of Old Notes of all series such that, for all tenders of Old Notes of all series whose Bid Price is equal to or less than this lowest single price, we will be able to spend the Maximum Payment Amount under the Tender Offer, taking into account the Tender Offer Consideration and the proration described in the next paragraph (provided, however, that if the principal amount of Old Notes purchased at the Clearing Price that results from applying this formula and the proration described in the next paragraph would be less than the principal amount of the Old Notes that would be purchased using the Bid Price next lowest to such lowest single price, then the Clearing Price will be equal to such next lowest Bid Price), or

•	except in the case described in the proviso in the previous bullet point, in the event that the purchase of all Old Notes validly tendered would result in us spending less than the Maximum Payment Amount under the Tender Offer, the Clearing Price will be the Maximum Bid Price.
          If the amount of Old Notes validly tendered on or prior to the Expiration Time with a Bid Price equal to or less than the Clearing Price would cause us to spend more than the Maximum Payment Amount to repurchase such tendered Old Notes in the Tender Offer, then the Tender Offer will be oversubscribed, and we will accept for payment such tendered Old Notes as follows. First, we will accept for payment all Old Notes validly tendered with a Bid Price less than the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount). Second, we will accept for payment all Old Notes validly tendered with a Bid Price equal to the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount) on a prorated basis using a single proration factor.
          To avoid purchases of Old Notes in principal amounts other than integral multiples of $1,000, if necessary, we will make appropriate adjustments downward to the nearest $1,000 principal amount with respect to each holder validly tendering Old Notes at a Bid Price equal to the Clearing Price. For series of Old Notes that have a minimum denomination of $2,000, the Company reserves the right to further adjust the amount of Old Notes of the relevant series that would otherwise be accepted from a given holder downward by $1,000 principal amount if an impermissible denomination of outstanding Old Notes would otherwise result. All Old Notes not accepted as a result of proration and all tenders of Old Notes with a Bid Price in excess of the Clearing Price will be rejected from the Tender Offer.
          All holders whose Old Notes (regardless of series) are accepted in the Tender Offer will receive the Tender Offer Consideration even if they tendered at a Bid Price that was less than the Clearing Price.
          Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement. We reserve the right, in our sole discretion, to waive or modify any one or more of the conditions to the Tender Offer in whole or in part at any time on or before the date that any Old Notes are first accepted for purchase. We also reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered.
          We will announce any increase in the Maximum Payment Amount in the Tender Offer by a press release during the pendency of the Tender Offer. If the Maximum Payment Amount is increased and there are fewer than ten business days until the scheduled Expiration Time, we will extend the Tender Offer so that at least ten business days remain until the Expiration Time.

          Any tenders of Old Notes in the Tender Offer are irrevocable and may not be withdrawn.
          See “Risk Factors,” “Certain U.S. Federal Income Tax Considerations” and “Material Mexican Federal Tax Considerations” for a discussion of certain factors that you should consider in evaluating the Tender Offer.
          Questions and requests for assistance in respect of the Tender Offer may be directed to D.F. King & Co., Inc. as the depositary in the Tender Offer (the “Depositary”), at the address and telephone numbers set forth on the back cover of this Statement.

CONSIDERATIONS RELATING TO THE EXCHANGE OFFER AND CONSENT SOLICITATION
          If you exchange your Old Notes and consent in the consent solicitation, you will be deemed to have consented to the proposed Concurso Plan set forth in Annex A (i) as it may be amended by the court during the contemplated concurso mercantil proceeding (as so amended, the “Convenio Concursal”), provided that any such amendment is not materially adverse to you as reasonably determined by the Company, (ii) whether it is filed on a prepackaged or non-prepackaged basis and (iii) whether it is filed in a voluntary or involuntary concurso mercantil proceeding at our option ((i) through (iii), the “Concurso Plan”).
          In addition to the Letter of Transmittal, Holders will also be required to notarize and execute an irrevocable power of attorney that will enable a third-party Mexican representative appointed by us to exercise your vote in favor of the Convenio Concursal, any other required documents in connection with the contemplated concurso mercantil proceeding and any related concurso filings by the Old Guarantors consistent with the Concurso Plan. New Notes issued pursuant to the Convenio Concursal will be issued in exchange for the Old Notes through a U.S.-based exchange agent that will be appointed by the Company prior to the issuance of the New Notes. Holders of DFI Claims and Other Debt who execute lock-up agreements prior to the date of this Statement will be deemed to have consented to the proposed Concurso Plan. The proposed Concurso Plan is set forth in Annex A, as summarized in “The Restructuring and the Concurso Plan” in this Statement, and the proposed terms of the New Notes to be issued pursuant to the Concurso Plan are set forth in the “Description of the New Notes” section of this Statement. In the event of any amendments to the Concurso Plan, consenting holders of Restructured Debt will be entitled to the benefit of any such amendments.
          Any Old Notes tendered or consents provided after the date of this Statement are irrevocable and may not be withdrawn, except (i) in the event we amend the Exchange Offer and Consent Solicitation in a manner that is materially adverse to holders of Restructured Debt, (ii) as required by applicable law, (iii) in the event the concurso mercantil proceeding of the Company is not filed on or before December 31, 2010, (iv) if the Issue Date does not occur on or before the Outside Consummation Date (as defined herein) or (v) if the proposed Concurso Plan is amended in a manner that would have a material adverse effect on holders of the Old Notes.
          The Consent Payment will be paid on or before the fourth business day following the Expiration Time to holders whose Old Notes are accepted in the Exchange Offer and Consent Solicitation.
          The delivery and payment of the Restructuring Consideration pursuant to the proposed Concurso Plan is subject to, among other things, the approval of the Convenio Concursal, as described under “The Restructuring and the Concurso Plan” and “The Exchange Offer and Consent Solicitation—Condition to Delivery and Payment of the Restructuring Consideration.”
          We may, in our sole discretion, waive any of the conditions set forth in the Exchange Offer and Consent Solicitation, in whole or in part, at any time and from time to time. There can be no assurance that these conditions will be satisfied or waived.
          We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil. Nevertheless, we are seeking the tender of the Old Notes and the consents from holders of Restructured Debt because we believe that having such holders in agreement with us on the terms of our Concurso Plan could expedite our reorganization process to the benefit of both such holders and us. The Concurso Plan set forth in Annex A, which we believe provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity, represents our final restructuring proposal. We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise. Therefore, we believe it is in your interest to consent to the Concurso Plan set forth in Annex A. See “Risk Factors Relating to the Concurso Plan.”
          See “Risk Factors,” “Certain U.S. Federal Income Tax Considerations” and “Material Mexican Federal Tax Considerations” for a discussion of certain factors that you should consider in evaluating the Exchange Offer and Consent Solicitation. See “The Restructuring and the Concurso Plan” and the proposed Concurso Plan attached hereto as Annex A for a description of the proposed restructuring and some of the consequences of consenting thereto. See also “Summary—Consequences if the Proposed Restructuring Fails.”
          Questions and requests for assistance in respect of the Tender Offer may be directed to D.F. King & Co., Inc. as the depositary in the Tender Offer (the “Depositary”), at the address and telephone numbers set forth on the back cover of this Statement.

NOTICE TO INVESTORS
          This Statement and the Letter of Transmittal contain important information which you should read before any decision is made with respect to the Tender Offer and the Exchange Offer and Consent Solicitation.
          This Statement has not been reviewed by any U.S. federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of this Tender Offer and the Exchange Offer and Consent Solicitation. Any representation to the contrary is unlawful and may be a criminal offense.
          You should not construe the contents of this Statement as investment, legal or tax advice. You should consult your counsel, accountant and other advisors as to legal, tax, business, financial and related aspects of the Tender Offer and the Exchange Offer and Consent Solicitation, including the proposed issuance of New Notes pursuant to the Concurso Plan. The Company is not making any representation to you regarding the legality of your participation in the Tender Offer and/or the Exchange Offer and Consent Solicitation under appropriate legal investment or similar laws.
          In making a decision regarding the Tender Offer and/or the Exchange Offer and Consent Solicitation, you must rely on your own examination of the Company and the terms of the Tender Offer and the Exchange Offer and Consent Solicitation, including, without limitation, the merits and risks involved. The Tender Offer and the Exchange Offer and Consent Solicitation is being made on the basis of this Statement.
          This Statement is being provided on a confidential basis for informational use solely in connection with the Tender Offer and the Exchange Offer and Consent Solicitation. This Statement may not be copied or reproduced in whole or in part, nor may it be distributed or any of its contents be disclosed to anyone other than the holders of Restructured Debt to whom it is being provided.
          No representation or warranty, express or implied, is made by the Depositary or the Information and Exchange Agent as to the accuracy or completeness of any of the information set forth in this Statement, and nothing contained in this Statement is or shall be relied upon as a promise or representation, whether as to the past or the future. This Statement contains summaries, believed to be accurate, of some of the terms of specific documents, but reference is made to the actual documents, copies of which will be made available upon request, for the complete information contained in those documents. All summaries are qualified in their entirety by this reference.
          No person is authorized in connection with the Tender Offer and the Exchange Offer and Consent Solicitation to give any information or to make any representation not contained in this Statement and the Letter of Transmittal and, if given or made, any other information or representation must not be relied upon as having been authorized. The information contained in this Statement is as of the date hereof and subject to change, completion or amendment without notice. Neither the delivery of this Statement at any time nor any subsequent commitment to enter into any financing shall, under any circumstances, create any implication that there has been no change in the information set forth in this Statement or in the affairs of the Company since the date of this Statement.
          None of the Company, the Depositary, the Information and Exchange Agent, The Bank of New York Mellon (the trustee under the indentures governing the 2012 Notes and the 2017 Notes), U.S. Bank National Association as successor trustee to Wachovia Bank, National Association (the trustee under the indenture governing the 2013 Notes), nor any of their respective affiliates makes any representation to any holder of Restructured Debt as to whether to consent. If given or made, such information or representation should not be relied upon as having been authorized by any of those parties or any of their respective affiliates. Holders of Restructured Debt must make their own decisions as to whether to consents.
          The distribution of this Statement, the Tender Offer and the Exchange Offer and Consent Solicitation for the Restructured Debt may be restricted by law in some jurisdictions. Persons into whose possession this Statement or any of the Restructured Debt comes must inform themselves about, and observe, any such restrictions.

          The information contained in this Statement is exclusively our responsibility, does not require authorization and has not been reviewed or authorized by the Mexican Comisión Nacional Bancaria y de Valores (the “CNBV”). The acceptance of the Tender Offer and/or the Exchange Offer and Consent Solicitation and the issuance of a consent hereunder by an investor, including any investor of Mexican nationality, will be such investor’s own responsibility.
          We will be subject to filing a notification and certain documentation regarding the New Notes at the time of their issuance, and we have not filed before the CNBV a request for authorization or registration of the New Notes. The New Notes have not been and will not be registered with the Registro Nacional de Valores maintained by the CNBV and therefore the New Notes will not be subject to public offering or intermediation in Mexico except pursuant to an exception under Article 8 of the Ley del Mercado de Valores, or Mexican Securities Market Law. Our notice to the CNBV regarding the issuance of the New Notes will be for information purposes only and will not imply or constitute a certification of the investment quality of the New Notes, our solvency or the accuracy or completeness of the information included in this Statement. The delivery to and receipt by the CNBV of such notice does not constitute or imply any certification as to the investment quality of the New Notes or our solvency, liquidity or credit quality or the accuracy or completeness of the information set forth herein.

PRESENTATION OF FINANCIAL INFORMATION AND OTHER INFORMATION
          Vitro, S.A.B. de C.V., formerly Vitro, S.A. de C.V., is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico, and is a holding company that conducts substantially all of its operations through its subsidiaries. In this Statement, except when indicated or the context otherwise requires, (a) the words “Vitro” and “our holding company” refer to Vitro, S.A.B. de C.V., and not its consolidated subsidiaries, (b) “the Company” refers to Vitro, S.A.B. de C.V., together with its consolidated subsidiaries and (c) the words “we,” “us,” “our” and “ours” (i) refer to Vitro and AIV when used in reference to the making and execution of the Tender Offer, (ii) refer to Vitro when used in reference to the making and execution of the Exchange Offer and Consent Solicitation, and (iii) otherwise refer to Vitro, S.A.B. de C.V., together with its consolidated subsidiaries. References in this Statement to business units are to combinations of various consolidated entities that have been grouped together for management and presentation purposes.
          References in this Statement to “pesos” or “Ps.” are to the lawful currency of the United Mexican States, which we refer to as “Mexico.” References to “U.S. dollars,” “dollars” or “$” are to dollars of the United States of America, which we refer to as the “United States” or “U.S.”
          Our consolidated financial statements are prepared in accordance with Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Reporting Standards (the “CINIF”), which differs in certain significant respects from accounting principles generally accepted in the United States, which we refer to as “U.S. GAAP.”
          As of December 31, 2009, we were in default under the indentures governing the Old Notes and under certain other agreements and instruments governing our debt; therefore, Ps. 15,771 million was reclassified in our consolidated financial statements as short-term debt resulting in current liabilities significantly exceeding current assets. We are currently in negotiations with our financial creditors in order to restructure our debt. We continue to operate normally as we work to achieve a financial restructuring. Our consolidated financial statements do not include the effects that could result if such financial restructuring is unable to be realized.
          As disclosed in note 3(a) to the accompanying consolidated financial statements, we adopted the following new MFRS, which impacted our financial position and results of operations in 2008: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF D-3, Employee Benefits; and NIF D-4, Income Taxes. In 2009: NIF B-8, Consolidated or Combined Financial Statements; NIF C-8, Intangible Assets; and D-8, Share-based Payments.
          In January 2009, the CNBV published amendments to its regulations applicable to issuers (Circular Única), making it compulsory for public entities to prepare and present their financial statements using International Financial Accounting Standards (“IFRS”) beginning 2012 (early adoption is permitted). Therefore, beginning in first quarter of 2012, we will be required to report our financial information to the Bolsa Mexicana de Valores under IFRS.
          Please refer to note 3(a) to our consolidated financial statements for more information about the impacts of these changes.
          In November 2008, the by-laws of Empresas Comegua, S.A. (“Comegua”), a company of which we own 49.7%, were modified regarding the control of its operations. As a result, beginning on December 1, 2008 our consolidated financial statements present our 49.7% interest in Comegua under the equity method for purposes of MFRS, whereas previously Comegua was presented as a consolidated subsidiary. As a result of the deconsolidation of Comegua in November 2008, only the results of Comegua for the first eleven months of 2008 are included in our consolidated financial statements, and Comegua’s individual assets and liabilities are not included in our consolidated balance sheet as of December 31, 2008. For more details regarding the deconsolidation of Comegua, see note 20(d) to our consolidated financial statements.
          In August 2008, our partner in Vitro Cristalglass S.L. (“Vitro Cristalglass”) exercised its right to sell its 40% interest in the company to our subsidiary Viméxico, S.A. de C.V. (“Viméxico”), the holding company for certain of our Flat Glass business unit subsidiaries. Therefore, beginning September 1, 2008, our consolidated financial statements present Vitro Cristalglass as a wholly owned subsidiary of Viméxico. In January 2009, a revised payment was agreed upon with the previous partner, extending the payment through the 2009 and 2010 periods, and providing that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company, with a subsequent capital reduction. For more information, see note 20(c) to our consolidated financial statements.
          In August 2007, Viméxico acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (“PVA”), a company dedicated to the installation of value-added glass products, for an amount of approximately $10 million, and beginning September 1, 2007, our consolidated financial statements include PVA as a wholly owned subsidiary of Viméxico. For more information, see note 20(a) to our consolidated financial statements.
          In July 2007, Viméxico exercised its option to acquire the 50% equity interest in Vitro AFG, S.A. de C.V. (“Vitro AFG”) held by its joint venture partner AFG Industries (“AFG”), a subsidiary of Asahi Glass Co. Limited, and beginning August 1, 2007, our consolidated financial statements present Vitro AFG as a wholly owned subsidiary of Viméxico. For more information, see note 20(b) to our consolidated financial statements.
          This Statement contains translations of certain peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These convenience translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or at all. The exchange rate used in preparing our consolidated financial statements and in preparing convenience translations of such information into U.S. dollars is the exchange rate calculated and published by the Banco de México, or the Mexican Central Bank, in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, for the conversion of U.S. dollar-denominated amounts into pesos, which we refer to as the “Free Exchange Rate.” As of December 31, 2007, 2008 and 2009, the Free Exchange Rate was 10.8662, 13.8325, and 13.0587 pesos per U.S. dollar, respectively. As of June 30, 2009 and 2010, the Free Exchange Rate was 13.2023 and 12.6567 pesos per U.S. dollar, respectively. Within this Statement, we often compare variances between periods. In such instances, when addressing changes in nominal U.S. dollars, we calculate these amounts by dividing the nominal pesos for each period by the exchange rate published by the Mexican Central Bank on the date such transactions were realized. See “Exchange Rates” for additional information regarding exchange rates.
          In accordance with MFRS, our consolidated financial statements for the years ended December 31, 2008 and 2009 and for the six-month periods ended June 30, 2009 and 2010, are expressed in nominal pesos, and all amounts for prior fiscal years are restated in constant pesos as of December 31, 2007, except where otherwise indicated.
          For purposes of this Statement, we consider our “export sales” to be (a) sales of products produced by our Mexican subsidiaries to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors and (b) sales of products by our foreign distributor subsidiaries. For purposes of determining the amount of our export sales to be disclosed, we consider sales to be made at the time of sale to third parties outside Mexico and to our foreign subsidiaries that do not act as our distributors (principally Vitro America, Inc., which we refer to as “Vitro America”), and at the time of sale of the product by our foreign subsidiaries that act as our distributors to third parties outside Mexico.
          Under Mexican corporate law, ordinary shares of our Series “A” common stock held by our Stock Option Trust (39,777,907 shares as of October 14, 2010, the date of our most recent general ordinary shareholder’s meeting) are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which our other shares are entitled to vote. However, for accounting purposes, our ordinary shares held by our Stock Option Trust are considered treasury stock and therefore not outstanding. Thus, for purposes of calculating net income (loss) from continuing operations per share, net income (loss) from discontinued operations per share, the cumulative effect of change in accounting principles per share and diluted and basic net income (loss) per share, as well as for purposes of determining shareholders’ equity, we considered our ordinary shares held by our Stock Option Trust as treasury stock and not outstanding. As of October 14, 2010, 59,484,349 ordinary shares were held by our Pension Plan Trust. Those ordinary shares are treated as outstanding for all purposes.
          Certain amounts included in this Statement may not sum due to rounding.

EXCHANGE RATES
          The following table sets forth, for each year in the five year period ended December 31, 2009, the high, low, average and annual period-end Noon Buying Rates, all expressed in pesos per U.S. dollar. No representation is made that the peso or U.S. dollar amounts referred to in this Statement could have been or could be converted into U.S. dollars or pesos, as the case may be, at the rates indicated, at any particular rate or at all.

	Noon Buying Rate
Year ended December 31,	High	Low	Average	Period-End

2005	11.41	10.41	10.89	10.63
2006	11.46	10.43	10.91	10.80
2007	11.27	10.67	10.93	10.86
2008	13.94	9.92	11.19	13.83
2009	15.37	12.60	13.57	13.05
     Source: The International Monetary Fund
          The following table sets forth, for each month in the nine-month period ended on September 30, 2010 and the first 29 days of October, the high and low Noon Buying Rates, all expressed in pesos per U.S. dollar.

	Noon Buying Rate
	High		Low

January 2010	Ps.	13.01	Ps.	12.65
February		13.18		12.78
March		12.75		12.41
April		12.37		12.16
May		13.18		12.26
June		12.93		12.46
July		13.06		12.65
August		13.14		12.54
September		13.06		12.48
October (through October 29)		12.59		12.32
     Source: The International Monetary Fund

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE
          We are in the process of terminating our registration under Section 12(g) of the Exchange Act and our obligations to file periodic reports with the U.S. Securities and Exchange Commission (the “SEC”) under Section 13 and Section 15(d) of the Exchange Act, as described further below. You may access and read our SEC filings through the SEC’s website at www.sec.gov. This website contains reports and other information that we file electronically with the SEC. You may also read and copy any reports or other information that we have filed with the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.
          You may request a copy of our SEC filings, at no cost, by contacting us at the number or address specified below.
Vitro, S.A.B. de C.V.
Ave. Ricardo Margáin Zozaya 400
Col. Valle del Campestre
San Pedro Garza García
66265 Nuevo León, México
Tel: (52-81) 8863-1200
          Later information that we file with the SEC, to the extent that we identify such information as being incorporated by reference into this Statement, will automatically update and supersede the information in this Statement. We incorporate by reference into this Statement any future submissions on Form 6-K after the date of this Statement and prior to the termination of the Tender Offer and the Exchange Offer and Consent Solicitation that are identified as being incorporated into this Statement.
          On June 22, 2009, the Company announced that it had notified the Bank of New York Mellon, the holder of the ordinary deposit certificates represented by its shares in circulation, of its decision to end its depositary contract that had been subscribed with this institution and through which the corresponding American Depositary Receipts (the “ADRs”) were issued. This action was due to the Company’s objective to improve the trading of its shares on the BMV and address the low volume of ADRs traded through the New York Stock Exchange (the “NYSE”) and the high costs involved with the trading of the ADRs on the NYSE. On August 24, 2009, the Company’s ADRs stopped trading on the NYSE.
          On September 8, 2010, the Company filed a Form 15-F with the SEC with the intention to deregister its ADRs and the Old Notes and terminate its reporting obligations under Section 12(g) of the Securities Exchange Act.
          Vitro is already eligible to suspend its Exchange Act reporting requirements as it complies with the rules of the Exchange Act given that there are no remaining holders of Vitro’s ADRs and each class of Old Notes are held of record by fewer than 300 persons registered in the DTC on a worldwide basis.
          If the SEC has no objection, the deregistration and termination of reporting obligations will become effective not later than 90 days after the filing of the Form 15-F. Upon filing of the Form 15-F, Vitro’s reporting obligations with the SEC were suspended until the deregistration is effective. However, Vitro will continue to provide information to the BMV and will make such information available on its website.
          We maintain a website at www.vitro.com that contains information about us. Information on that website is not incorporated by reference in this Statement, unless we expressly identify information posted on that website as being incorporated by reference into this Statement.
          The Company has also furnished, and will be required periodically to furnish, certain information, including quarterly and annual reports, to the BMV.
          The Company will make available to the holders of the New Notes, at the corporate trust office of the Trustee at no cost, copies of the indentures governing the New Notes.

          Questions and requests for assistance or for additional copies of this Statement or any other documents (including the above-referenced available information) may be directed to the Depositary or the Information and Exchange Agent, as applicable, at the address and telephone numbers set forth on the back cover of this Statement. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee through which they hold the Old Notes with questions and requests for assistance.

FORWARD-LOOKING STATEMENTS
          This Statement includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future prospects, developments and business strategies.
          These forward-looking statements are identified by our use of terms and phrases such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “goals,” “target,” “strategy” and similar terms and phrases, and may include references to assumptions. These statements are contained in the sections entitled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other sections of this Statement.
          These forward-looking statements reflect our best assessment at the time and thus involve uncertainty and risk. Therefore, these forward-looking statements are qualified by reference to the cautionary statements set forth in this Statement. It is possible that our future financial performance may differ materially from our expectations because of a variety of factors, some of which include, without limitation, the following:
•	our ability to restructure and refinance our current debt;

•	liquidity, debt repayment and access to credit;

•	the general political, economic and competitive conditions in markets and countries where we have operations, including the current global recession conditions, competitive pricing pressures, inflation or deflation, increased security risks and changes in tax rates;

•	fluctuations in the price and availability of energy, raw materials, labor and transportation;

•	consolidation among competitors and customers;

•	foreign currency exchange fluctuations relative to the U.S. dollar and the euro against the Mexican peso;

•	changes in capital availability or cost, including interest rate or foreign currency exchange rate fluctuations;

•	capacity utilization of our facilities;

•	the ability to integrate operations of acquired businesses;

•	consumer preferences for forms of packaging that are alternatives to glass containers;

•	technological breakthroughs in the construction or auto industries which change the actual use or applications of glass in such industries;

•	the ability to hire and retain experienced management;

•	lifting of trade barriers and enforcement of measures against unfair trade practices;

•	the enactment of stricter environmental laws; and

•	the timing and occurrence of natural disasters and other events which are beyond our control and our capacity to recover our level of operations after such events.

          Any forward-looking statements in this Statement are based on certain assumptions and analysis made by us in light of our experience and perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the current circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. You are therefore cautioned not to place undue reliance on such forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial position, we do not intend to update any particular forward-looking statements contained in this document.
ENFORCEABILITY OF CIVIL LIABILITIES
          Vitro, S.A.B. de C.V., and many of Vitro’s subsidiary guarantors with respect to the Old Notes are variable capital corporations organized under the laws of Mexico. Almost all of our directors and executive officers, and the directors and executive officers of many of our subsidiary guarantors, reside outside of the United States. All or a substantial portion of our assets and the assets of many of our subsidiary guarantors and of the directors and executive officers referred to in the preceding sentence are located and the majority of our revenues and the revenues of our subsidiary guarantors are derived from sources outside the United States. As a result, it may not be possible for holders of Restructured Debt to effect service of process outside Mexico upon us or upon our subsidiary guarantors, directors or executive officers, or to enforce against such parties judgments of courts located outside Mexico predicated upon the civil liabilities under the laws of jurisdictions other than Mexico, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States. We have been advised by Alejandro Sánchez Mújica, our General Counsel, that no treaty exists between the U.S. and Mexico for the reciprocal enforcement of judgments issued in the other country. Generally, Mexican courts would enforce final judgments rendered in the United States if certain requirements are met, including the review in Mexico of the U.S. judgment to ascertain compliance with certain basic principles of due process and the non-violation of Mexican law or public policy, provided that the U.S. courts would grant reciprocal treatment to Mexican judgments. Additionally, we have been advised by Mr. Sánchez that there is doubt as to the enforceability, in original actions in Mexican courts, of liabilities predicated in whole or in part on U.S. federal securities laws and as to the enforceability in Mexican courts of judgments of U.S. courts obtained in actions predicated upon the civil liability provisions of U.S. federal securities laws.

SUMMARY
          This summary highlights information contained elsewhere in this Statement, and therefore it may not contain all the information that you should consider before consenting to the Concurso Plan.
Company Overview
          Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. We were incorporated in Mexico in 1909 and, based on our consolidated net sales in 2009, we believe that we are the largest manufacturer of glass containers and flat glass in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200.
          Our Glass Containers business unit manufactures and distributes glass containers for the soft drink, beer, food, juices, liquor and wine, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its consolidated net sales of Ps. 12,385 million ($948 million) in 2009, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world. Substantially all of the Glass Containers subsidiaries are wholly owned except for Comegua, our venture with London Overseas and Golden Beer in which we hold a significant investment of 49.7%. Compañia Vidriera, S.A. de C.V. (“Covisa”), which conducts a substantial majority of our glass containers operations in Mexico, is the only significant operating subsidiary (within the meaning of “significant subsidiary” in Rule 1-02 of Regulation S-X under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (“Significant Operating Subsidiary”) in the Glass Containers business unit.
          Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industries. Based on the Flat Glass business unit’s consolidated net sales of Ps. 11,377 million ($871 million) in 2009, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal.
          Viméxico, our 91.8% venture with Pilkington, is a holding company for some of the Flat Glass business unit subsidiaries. Vitro Vidrio y Cristal, S.A. de C.V. (“Vidrio y Cristal”), which manufactures and distributes our raw (float) flat glass products for the Mexican construction industry, is the only Significant Operating Subsidiary in our Flat Glass business unit. In addition to Viméxico, we have partners in three additional subsidiaries: (i) Cristales Automotrices, S.A. de C.V. (“Cristales Automotrices”), which conducts our automotive glass replacement (“AGR”) installation business throughout México City, (ii) Vitro Cristalglass, which is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industries and (iii) Vitro Chaves Industria de Vidrio, S.A. (“Vitro Chaves”), a subsidiary of Vitro Cristalglass in Portugal. See “Business.”
The Tender Offer
          We are offering to purchase for cash, upon the terms and subject to the conditions set forth in this Statement and in the Letter of Transmittal, the maximum aggregate principal amount of Vitro’s outstanding 2012 Notes, 2013 Notes and 2017 Notes that we can purchase for $100,000,000 (subject to increase, the “Maximum Payment Amount”), at a purchase price per $1,000 principal amount determined in accordance with the procedures set forth below. We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer. Any tenders of Old Notes in the Tender Offer are irrevocable and may not be withdrawn.
          The Old Notes were issued by and represent obligations of Vitro. Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered. We expect to obtain the funds required to consummate the Tender Offer with the net proceeds of a loan agreement in the amount of up to the Maximum Payment Amount to be entered into between Fintech and AIV (the “Loan Agreement”). We will cause the Old Notes that are accepted in the Tender Offer to be delivered to Fintech as payment for AIV’s obligations under the Loan Agreement. Fintech will be permitted to exchange Old Notes it receives as a result in the Concurso Plan and receive a related consent payment. See “The Tender Offer.”
Proposed Restructuring Plan
          We propose to effect a restructuring of the Old Notes through the Concurso Plan set forth in Annex A. Pursuant to the Concurso Plan, we would, among other things, exchange the Restructured Debt for the following Restructuring Consideration on a pro rata basis:
•	$850.0 million in aggregate principal amount of New 2019 Notes;

•	$100.0 million (plus the Issue Date Adjustment) in aggregate principal amount of New MCDs, which will mandatorily convert into 15.0% of our equity on a fully diluted basis if not paid in full at maturity or upon the occurrence of certain events of default;

•	the Restructuring Cash Payment, which will be paid from the remainder of the cash in the Payment Trust after the Consent Payment is made, to all holders of Restructured Debt on a pro rata basis; and

•	the Restructuring Fee, as described in “Summary—The New Notes—The New 2019 Notes.”
          The delivery and payment of the Restructuring Consideration pursuant to the proposed Concurso Plan is subject to, among other things, the approval of the Convenio Concursal.
          For every $1,000 principal amount of the Restructured Debt exchanged, holders will be entitled to receive:
•	$561 principal amount of New 2019 Notes,

•	$66 principal amount of New MCDs (not including the Issue Date Adjustment),

•	a portion of the Restructuring Cash Payment on a pro rata basis (depending on how many holders consent) and

•	a portion of the Restructuring Fee on a pro rata basis (depending on the Issue Date).
          Any intercompany debt will not receive the Restructuring Consideration and will be subordinated to payment of the Restructured Debt (subject to payments made in the ordinary course of business consistent with past practices).
          The principal objectives of the restructuring described in this Statement are to lower our principal and interest payments and extend the maturity dates of the Old Notes and the other Restructured Debt. We do not have the means to repay or refinance the amounts that are payable under our indentures and other financial instruments. We believe that we are currently not likely to find a material source of financing to fund the interest and principal payments on the Old Notes. We believe that the completion of the restructuring through the Concurso Plan is critical to resolving our liquidity crisis and ensuring our continued viability.
          While we have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Tender Offer and/or the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil, we believe that the Exchange Offer and Consent Solicitation and the implementation of the Concurso Plan would benefit both you and the Company by helping us to avoid potential contentious litigation and protracted proceedings that could cause business disruptions or damage to the overall value of our business. See “—Advantages of the Proposed Restructuring” below.

          The Exchange Offer and Consent Solicitation and Consent Payment
          We are seeking the tender of the Old Notes and the consent of holders of Restructured Debt to the Concurso Plan; however, we may proceed with filing the proposed Concurso Plan without any such tender or consents. Holders who tender Old Notes and deliver consents in the Exchange Offer and Consent Solicitation for Old Notes will be deemed to have consented to the proposed Concurso Plan. Holders of DFI Claims and Other Debt who execute lock-up agreements prior to the date of this Statement will be deemed to have consented to the proposed Concurso Plan. The proposed Concurso Plan is set forth in Annex A, as summarized in “The Restructuring and the Concurso Plan” in this Statement.
          The Payment Trust will pay a Consent Payment to holders of Restructured Debt in an amount representing such holder’s pro rata share of an aggregate of $75.0 million in cash held in the Payment Trust based on the aggregate principal amount of Restructured Debt that is held by certain holders of the Restructured Debt (a) who have tendered the Old Notes into the Exchange Offer and Consent Solicitation or entered into lock-up agreements as of the date of this Statement or (b) who have provided a consent with respect to their Restructured Debt pursuant to the terms of this Statement (each such holder, a “Participating Creditor”); provided, however, that the aggregate Consent Payment paid to each Participating Creditor shall in no event be less than 5% or greater than 10% of the aggregate principal amount of Restructured Debt held by such holder. The payment of the Consent Payment shall be made by the Payment Trust on or before the fourth business day following the Expiration Time to Participating Creditors who consent to the Concurso Plan pursuant to the terms of this Statement.
          Holders who participate in the Tender Offer will not receive a Consent Payment in respect of any Old Notes that are accepted for purchase in the Tender Offer or that are not accepted for purchase and are returned to such holder. Such holders may receive a Consent Payment (as described above) only in respect of any Old Notes of such holder that are included in the Exchange Offer and Consent Solicitation because (a) such holder elected in its Letter of Transmittal to have any Old Notes that are not accepted for purchase in the Tender Offer included in the Exchange Offer and Consent Solicitation and (b) such Old Notes are not accepted in the Tender Offer.
Background of the Restructuring
          Our Financial Difficulties
          The Global Recession and Its Effects on Our Business
          The global economic and financial crisis, and the severe economic recession, which began in the second half of 2008, affected each of our major markets, Mexico, the United States and Spain, and has significantly affected our Glass Container and Flat Glass businesses. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and reduced beer bottle demand from our main client in Glass Containers resulted in a 36.8% decline in our consolidated operating income for 2008 compared to 2007, from Ps. 2,704 million to Ps. 1,710 million, and a further 22.3% decline in our operating income for 2009 compared to 2008, from Ps. 1,710 million to Ps. 1,329 million. Income before taxes decreased from Ps. 175 million in 2007 to a loss of Ps. 7,857 million in 2008 and a loss of Ps. 1,352 million in 2009. Net income decreased from Ps. 131 million in 2007 to a loss of Ps. 5,682 million in 2008 and a loss of Ps. 754 million in 2009. Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. For the six-month period ended June 30, 2010, our consolidated net sales decreased 7.3% to Ps. 11,399 million ($901 million) from Ps. 12,292 million ($931 million) for the same period ended June 30, 2009. For further discussion see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results” and “Selected Historical Consolidated Financial Information.”
          Claims Relating to Our Derivative Financial Instruments
          We are a large consumer of natural gas with an approximate consumption of 20 million British Thermal Units (“MMBTUs”) in 2008 and 17 MMBTUs in 2009 through our 21 glass container furnaces, three float glass furnaces in Mexico and our 15-year “take-or-pay” power agreement with Tractebel Energía, S. de R.L. de C.V.

(“Tractebel Energía”) in which natural gas is a pass through component in the energy price. See “Business—Our Raw Materials—Energy.” During the first seven months of 2008, energy prices, mostly natural gas, our main energy input, recorded a sharp price increase from $6.51 to $12.60 per MMBTU, exerting negative pressure on our operating and financial results. During this period, in order to hedge against further increases in natural gas prices, we entered into certain Derivative Financial Instruments (“DFIs”) that were different in characteristics and notional amounts from the derivative contracts we had historically entered into.
          Additionally, during the first seven months of 2008, the Mexican peso appreciated 7.4% relative to the U.S. dollar. During the same period, the Mexican equilibrium interbank interest rates (“TIIE”) increased 6.5%. During this period, we entered into certain additional DFIs materially different in characteristics and in notional amounts from the derivative contracts we had customarily entered into in order to hedge against continued increases in the value of the peso against the dollar and continued increases in interest rates.
          In the fourth quarter of 2008, due to high volatility in the financial markets, coupled with a significant drop in the price of natural gas as well as a sharp decrease in the value of the Mexican peso compared to the U.S. dollar, our DFI positions were adversely impacted. Natural gas prices plummeted from a record high of $12.60 per MMBTU in July 2008 to $6.00 per MMBTU by year end 2008, and in the final months of 2008, the Mexican peso registered a 30% year end devaluation against the dollar, reversing the appreciation trend experienced in the first seven months. As a result of these changes, we were required to post $85 million in collateral deposits related to margin calls by our DFI counterparties (“Counterparties”). In order to eliminate further liquidity deterioration related to additional margin calls, in the fourth quarter of 2008 we restructured our DFI portfolio and unwound the majority of our open positions to guarantee our ability to continue our normal course of operations. Our failure to make payment on our closed DFI positions triggered cross-default provisions in the majority of our long-term debt instruments.
          During February and March 2009, six out of seven Counterparties with whom we and/or some of our subsidiaries entered into DFIs filed lawsuits in the Supreme Court of the State of New York demanding payment of approximately $240.3 million plus interest and other fees related to the unwound positions. As of the date of this Statement, our subsidiary, Vitro Envases Nortéamerica, S.A. de C.V. (“Vena”) has reached a settlement agreement with Calyon Credit Agricole CIB (“Calyon”), one of the six Counterparties who filed lawsuits, and the Calyon lawsuit was dismissed. The amount of the settlement agreed with Calyon is $63.4 million plus interest and other fees of $3.9 million. We are seeking to include this settlement in the Restructured Debt. However, if we do not reach an agreement with Calyon to do so, the amount of this settlement will not be included. The Restructuring Consideration for holders of Old Notes or other DFI Claims will not change regardless of whether the Calyon settlement is included as part of the Restructured Debt though the aggregate principal amount of the New 2019 Notes and New MCDs that we would issue on the Issue Date would be reduced accordingly. In any event, if we are unable to reach an agreement with Calyon to include our settlement with them in the Restructured Debt, we will not be able to subsequently enter into a restructuring transaction with Calyon on terms more favorable than the Restructuring Consideration (in terms of recovery, terms and conditions of new restructured securities or otherwise).
          The other five Counterparties who filed lawsuits sold their DFI Claims (including their rights under the related lawsuits) to Fintech. The other Counterparty not party to the lawsuits sold its DFI Claim to Fintech also. Following Fintech’s purchase of such DFI Claims, we engaged in settlement negotiations with Fintech. As a result of such negotiations, Fintech agreed to dismiss the lawsuits related to the DFI Claims and we and Fintech entered into a settlement agreement and standstill and tolling agreements with respect to such lawsuits and DFI Claims. Under the terms of such settlement agreement, among other things, we and certain of our subsidiaries acknowledged the debt outstanding under such DFI Claims (in an aggregate principal amount of approximately $176.4 million) and our subsidiaries that had originally entered into the DFIs with the Counterparties that sold such DFI Claims to Fintech issued promissory notes to Fintech in respect and in settlement of such outstanding debt (“Promissory Notes”, which are the agreed upon amounts in settlement of DFI Claims and included in the definition of DFI Claims). The Promissory Notes were guaranteed “por aval” by us and some of our subsidiaries. The Promissory Notes, are subject to the Fintech Lock-up Agreement (the main terms of which are described in “Summary—Background of Restructuring—The Restructuring Process—Fintech Lock-up Agreement”) and will be restructured pursuant to the terms of the Exchange Offer and Consent Solicitation described in this Statement.

          Interest and Principal Payment Default on the Old Notes and the Other Debt
          In order to preserve the necessary cash to continue our operations, Vitro did not make scheduled interest payments due February 2009, August 2009, February 2010 and August 2010 on the 2012 Notes and 2017 Notes and did not make scheduled interest payments due May 2009, November 2009 and May 2010 on the 2013 Notes. Under the indentures governing the Old Notes, the trustee or the registered holders of at least 25% in principal amount of the Old Notes have the right to accelerate this debt. On January 4, 2010, we received a document entitled “Notice of Acceleration of Payment” from a group of holders of the 2012 Notes and 2017 Notes, which was also addressed to the trustee under the indentures governing the 2012 Notes and the 2017 Notes. At our request, counsel to the signatories of such document stated that such signatories represented holders of 25% or more of each of the relevant series of 2012 Notes and 2017 Notes. On April 12, 2010, we also received a document entitled “Notice of Default and Acceleration” on letterhead of the trustee under the indenture governing the 2013 Notes.
          In addition, Vitro also did not make a scheduled payment of Ps. 150 million ($11.9 million), plus accrued interest, due February 5, 2009, on its Certificados Bursátiles issued in 2003 (“Certificados Bursátiles Vitro 03”). The common representative (representante común) of the Certificados Bursátiles initiated a legal proceeding in Mexico involving attachment of Vitro’s assets in order to demand payment of Ps. 150 million ($11.9 million), plus accrued interest to date, on such Certificados Bursátiles Vitro 03. A first instance ruling requiring Vitro to pay was issued and appealed by the Company. In its April 30, 2010 ruling, the Appeals Court dismissed the case involving the attachment of Vitro’s assets; however, the court converted the case into a legal proceeding not involving such attachment.
          In July 2009, we and other defendant subsidiaries received notification of an executive mercantile lawsuit filed in the Fifth Court Specialized in Civil Proceedings (Juzgado Quinto Civil) brought by ABN Amro (owned at one time by RBS Bank) in its capacity as creditor demanding the payment of $15 million plus interest. During September and October 2009, a preliminary ruling was given requiring the Company to pay the principal amount. On January 18, 2010, the Company appealed this and other rulings that were issued in proceedings where certain evidence was dismissed. In September 2010, the First Appeals Court of the Superior Tribunal of the Federal District (Pimera Sala del Tribunal Superior de Justicia) accepted one of the grounds for appeal on the merits, finding a violation of certain defense rights, and ordered to restart the proceedings to gather evidence by the Company, leaving without effect the ruling on the first instance judgment and the appeal without merits.
          The Restructuring Process
          As a result of the foregoing, in February 2009, we announced our intention to restructure the outstanding Old Notes and the other Restructured Debt. We subsequently retained Rothschild Inc. as financial advisor to advise us on restructuring alternatives.
          Financial Liquidity Transactions
          In an effort to strengthen our liquidity and maintain normal operations during the restructuring process, we entered into the following transactions:
•	Bancomext Transaction. In November 2008, through one of our subsidiaries, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million), as of December 31, 2009, to a trust created for the sole purpose of selling such assets (“Bancomext Trust”) if necessary in order to generate the necessary resources to pay off the principal from an $85 million credit obtained from a financial institution. As of December 31, 2008 and 2009 and June 30, 2010, the proceeds drawn against the loan were $85 million, $68 million and $68 million, respectively. On August 24, 2010, we finalized the sale of non-productive properties, amounting to US $63.8 million. The resources of such sale and $5.5 million were contributed to the trust to pay in full the balance of US $69.3 million to that date and thereby recover the property of our two corporate office buildings, which were part of the assets that were originally provided as collateral for such support.

•	Refinancing of Bladex Credit Facility. In July 2009, one of our subsidiaries refinanced a $30 million credit with Banco Latinoamericano de Exportaciones, S.A. (“Bladex”) for five years. The new note has several scheduled amortizations and a final maturity date of July 30, 2014. This amount is not part of the Restructured Debt.

•	Fintech Sale and Leaseback Transaction. In December 2009, we completed a $75 million transaction with Fintech Advisory Limited, an affiliate of Fintech (“Fintech Advisory”), through the creation of a Mexican trust (the “Real Estate Trust”). Vitro and its subsidiaries, Comercializadora Álcali, S.A. de C.V. (“Álcali”), Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Real Estate Trust, receiving $75 million in cash contributed by Fintech Advisory to acquire these assets. We entered into a 15 year lease agreement that allows the Company to continue using the assets. The Company has the right to repurchase the title to these real estate assets in exchange for $126 million in cash in certain circumstances. If we default on a payment under the lease agreement or if certain other specified events were to occur, Fintech Advisory will have the right to sell such assets to third parties (assuming we have not already repurchased the assets), with the exception of certain parties such as competitors or creditors. If Fintech exercises its right to sell or lease the real estate assets, this could adversely affect our business. Additionally, after the execution of a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness and the satisfaction of certain other conditions precedent, Fintech may exercise one of two options obtained on the same date to exchange the rights over the Real Estate Trust for shares of the Company and/or a sub-holding subsidiary’s common shares. The option related to the common shares of the Company, if exercised, would be for up to a maximum of 93,099,849 shares that in the aggregate are currently held by the Company’s Pension and Stock Option Trusts (described herein), valued in accordance with the relevant valuation formula set forth in the option agreement and would leave Fintech with up to a maximum equity stake in the Company of approximately 24%. If those common shares are not sufficient to satisfy the $75 million option purchase, the remainder of the purchase option would be fulfilled with the delivery to Fintech of the necessary shares of the sub-holding subsidiary valued in accordance with the relevant valuation formula set forth in the option agreement. Alternatively, Fintech may elect to exercise the second option, over certain shares of the sub-holding subsidiary exclusively (Only one of the two options may be exercised). Fintech’s equity options expire three years after a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness is executed. The Company has the option to repurchase the sub-holding subsidiary’s shares during the three years following Fintech’s exercise of either option. In the event that Fintech exercises the option related to the Company’s common shares, a shareholders agreement among Fintech and the Company’s controlling shareholders will come into effect and would continue to be in effect as long as Fintech holds at least a 5% ownership in Vitro. Pursuant to the terms of such shareholders agreement, among other things, subject to certain limitations and qualifications, Fintech specifically agreed to vote with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada, Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, and the consent of such persons (including Fintech) will be required with respect to certain fundamental actions and voting matters affecting the Company. Moreover, under the shareholders agreement, Fintech and the other shareholders party thereto will be subject to certain transfer restrictions, in each case customary for a significant shareholder of a Company like ours.

•	Refinancing of Flat Glass Accounts Receivable Financing Program. In December 2009, we refinanced our Flat Glass accounts receivable program originally due August 22, 2010. The original $21.5 million private issuance was replaced with a new issuance of Ps. 300 million ($24 million) with a five year maturity.

•	Sale of Float Glass Inventory in Mexico. In March 2010, we refinanced a transaction involving the sale of some of our float glass inventory for approximately Ps. 250 million ($20 million) for an additional year.

•	Covisa / Álcali Securitization Refinancing. In April 2010, we refinanced the senior Ps. 550 million ($43 million) variable rate TIIE+ 4% bond of the accounts receivable securitization trust of our subsidiaries Covisa and Álcali for an additional two years. The remaining $10 million balance of the subordinated notes was repaid.

•	Renewal of Vitro America’s Credit Lines. In June 2010, we renewed $32.5 million of Vitro America’s credit lines with Bank of America for an additional year.

•	Refinancing of Credit Lines in Spain. In August 2010, we refinanced 44.8 million euros of credit lines of Vitro Cristalglass, our subsidiary in Spain. We have reached agreements to extend these credit lines for three years.
          Discussions with an Ad hoc Steering Committee for the Old Notes
          As part of the negotiation process in connection with the restructuring, certain Holders claiming to represent approximately 30% of the principal amount of the Old Notes formed an ad hoc committee of holders of the Old Notes, which we refer to as the “Steering Committee.” We agreed to pay the fees and expenses of the legal advisors and a financial advisor to the Steering Committee. The Steering Committee subsequently retained Chanin Capital Partners as financial advisor and White & Case LLP and Heather & Heather, S.C. as legal advisors.
          We have engaged in extensive negotiations with the advisors to the Steering Committee and certain members of the Steering Committee regarding the terms of the restructuring, with the Company providing an initial restructuring proposal in August 2009. The Steering Committee responded with a counterproposal in September 2009, to which the Company responded with an additional proposal in March 2010. The Steering Committee subsequently issued another counterproposal in April 2010, and we presented another proposal in July 2010 and have continued to have discussions with various members of the Steering Committee. However, we have not been able to come to an agreement regarding the final terms of the restructuring.
          Negotiations with Fintech
          In addition to our extensive negotiations with the Steering Committee, during the past two months we have been involved in active negotiations with Fintech, as a significant holder of Restructured Debt, to improve the economic terms and other terms and conditions of our prior restructuring proposal for the benefit of all holders of Restructured Debt. To that end, we held several discussions and negotiations with Fintech and its U.S. and Mexican counsel and advisors and agreed to make substantial changes to the terms and conditions of the proposed Restructuring Consideration (including the terms and conditions of the New Notes), all of which are reflected in this Statement. As a result of such negotiations and discussions, we believe that our proposed Concurso Plan provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity and reflects our commitment to significantly deleverage our Company and return to financial soundness. In response to the favorable outcome of such negotiations and discussions, Fintech has agreed to enter into a lock-up and plan support agreement in respect of all of its Restructured Debt and to provide the financing for our offer to purchase Old Notes pursuant to the Tender Offer, subject to certain conditions and the terms of the Loan Agreement.
          Fintech Lock-up Agreement
          We have entered into a lock-up agreement with Fintech (the “Fintech Lock-Up Agreement”) which provides, among other customary obligations, that (a) Fintech will cause all of Fintech’s Restructured Debt to be voted in favor of acceptance of the Concurso Plan; (b) Fintech will submit all of its Restructured Debt for participation in the Concurso Plan and will receive the Restructuring Consideration in respect thereof; (c) Fintech will not participate in or support the liquidation or dissolution of Vitro, nor will it object or oppose the voluntary commencement by Vitro or certain of its subsidiaries of one of more chapter 15 or chapter 11 bankruptcy cases (provided that such cases are not inconsistent with the Concurso Plan and are in form and substance reasonably satisfactory to Fintech); and (d) Vitro will pay the Consent Payment in respect of all of Fintech’s Restructured Debt that is voted in favor of the Concurso Plan (including any Old Notes purchased in the Tender Offer and delivered to Fintech as payment under the Loan Agreement).
          The Fintech Lock-Up Agreement may be terminated by either party following, among other things, a breach of that party’s obligations under the Fintech Lock-Up Agreement, subject to a 30 day grace period. Following (a) any modification, amendment or supplement to the Concurso Plan that is prejudicial in any material respect to Fintech; (b) the rejection or reduction of Fintech’s Restructuring Debt claims during the concurso mercantil; (c) the failure of Vitro or the Payment Trust to pay the Consent Payment on or prior to four business days following the Expiration Time; or (d) certain other events, Fintech may terminate the Fintech Lock-Up Agreement.
          The Fintech Lock-Up Agreement may also be terminated by Fintech following our failure to meet certain milestones in connection with the proposed restructuring, including the occurrence of each of the following events: (a) the Expiration Time is extended beyond December 15, 2010; (b) the concurso mercantil proceeding is not filed on or before the earlier of the fifteenth business day after the Expiration Time and December 31, 2010; (c) the Concurso Plan fails to receive the support of holders representing more than fifty percent (50%) of the aggregate amount of outstanding Restructured Debt and intercompany claims by December 15, 2011; and (d) the Mexican federal court presiding over the concurso mercantil proceeding does not issue a first instance ruling approving the Concurso Plan and the Convenio Concursal within sixty (60) days after the conciliation stage of the concurso mercantil proceeding, including any extensions, concludes, but in any event by February 15, 2012.
          The Fintech Lock-Up Agreement will automatically terminate upon the earlier to occur of (a) the date the Convenio Concursal becomes effective or is approved or (b) the Outside Consummation Date, which is the date that is fifteen (15) calendar days after the Convenio Concursal is approved by the Mexican federal court presiding over the concurso mercantil proceeding of the Company unless: (i) the Mexican federal court has issued an order or decree staying or legally prohibiting consummation of the Convenio Concursal; or (ii) (1) any appeal is pending, a potential outcome of which is the invalidation or reversal of the Mexican federal court’s approval of the Convenio Concursal and (2) within fifteen (15) calendar days after approval by the Mexican federal court of the Convenio Concursal, the holders of a majority in amount of the acknowledged claims (as defined in the Concurso Plan, which, for the avoidance of doubt, includes all recognized intercompany debt) provide the Company with written consent to postpone consummation of the Convenio Concursal until the earlier of (A) the resolution of such pending appeal and (B) the date that is ten (10) months after the date the Convenio Concursal was approved by the Mexican federal court (the “Long-Stop Date”); provided, however, that if such appeal is not resolved prior to the Long-Stop Date, the Company will be required to effectuate consummation of the Convenio Concursal, unless legally prohibiting from doing so, within five (5) Business Days of the Long-Stop Date notwithstanding such appeal has not been resolved.
Advantages of the Proposed Restructuring
          We believe that the issuance of the New Notes in exchange for the Restructured Debt pursuant to the Concurso Plan provides Holders with a net present value of $835.9m, which represents a 55.2% recovery on the face value of their claims and a premium of 19.2% over the average price of the Old Notes in the last twelve months, in each case assuming (i) a 10.0% discount rate with respect to the New 2019 Notes and a 20.0% discount rate with respect to the New MCDs and (ii) pro rata treatment for alleged DFI Claims. These amounts assume that the New Notes are issued on the Value Date but exclude cash payments made as a Restructuring Cash Payment or a Consent Payment.
          If the minimum 5% Consent Payment is paid, Holders participating in the Exchange Offer and Consent Solicitation will recover 60.1% on the face value of their claims and a premium of 29.9% over the average price of the Old Notes in the last twelve months. If the maximum 10% Consent Payment is paid, Holders participating in the Exchange Offer and Consent Solicitation will recover 65.2% on the face value of their claims and a premium of 40.8% over the average price of the Old Notes in the last twelve months. These recoveries for the 5% Consent Payment and 10% Consent Payment assume the New Notes are issued on the Value Date but exclude and Restructuring Cash Payment, and in each case also assume (i) and (ii) above.

          We believe that the proposed Concurso Plan provides for a fair recovery for Holders in light of our available financial capacity. We believe the counterproposals submitted by the Steering Committee would require us to maintain an unviable leverage profile at levels that are much higher than those of our peers, which we believe would put us at a competitive disadvantage and would be objectionable to our customers and vendors. Moreover, we believe that the proposed Concurso Plan represents a significantly enhanced recovery for Holders relative to the recovery they could potentially achieve through litigation and higher than the average market price of the Old Notes for the last twelve months. For a more complete discussion of the Concurso Plan, see Annex A and “The Restructuring and the Concurso Plan.” For a more complete discussion of the terms of the New Notes, see “Description of the New Notes.”
          We believe that the primary benefits of the restructuring through the implementation of the Concurso Plan to us and to you are:
•	improving our ability to continue operating as a going concern and avoiding the risk of an involuntary concurso mercantil or U.S. bankruptcy proceeding, the outcome of which would be uncertain;

•	lowering our interest payment obligations to more closely align our debt service obligations with our current and projected cash flows while giving us the flexibility to pursue advantageous refinancing opportunities in the future;

•	enabling us to create a “serviceable” capital structure that will allow us to remain competitive and avoid a subsequent restructuring;

•	providing for a fair recovery for our creditors in light of our available financial capacity and market conditions;

•	avoiding potential contentious litigation and protracted proceedings to minimize any potential business disruption or any damage to the overall value of our business;

•	deleveraging the Company to provide us with greater financial flexibility to maintain and improve our business; and

•	extending the scheduled maturity dates of nearly all of our financial indebtedness to provide us with additional time to withstand the negative global economic conditions and the global downturn in the glass container, automotive and construction industries.
          We believe the consummation of the restructuring through the Concurso Plan is beneficial to you, as a Holder, because we cannot assure you that an involuntary concurso mercantil or bankruptcy (quiebra) proceeding in Mexico or a U.S. bankruptcy proceeding would result in a more favorable outcome for you. Additionally, we believe that if we are subject to an involuntary concurso mercantil or quiebra proceeding or U.S. bankruptcy proceeding in lieu of the Concurso Plan, you will receive significantly less consideration for the Old Notes than you will receive if the restructuring based on the Concurso Plan is successful. See “—Consequences if the Proposed Restructuring Fails” below.
Adverse Effects of the Proposed Restructuring on Holders
          In connection with the Concurso Plan, you will receive New 2019 Notes which will have a final maturity that is later than the final maturities for the Old Notes and an interest rate that is lower than the interest rates for the Old Notes. In addition, the Company will have the option to pay half of the interest in kind on the New 2019 Notes for the first three years and will be permitted to redeem the New 2019 Notes at any time at par (out of Excess Cash Flow, as defined in “Description of the New Notes,” or the proceeds of new debt or equity financings). See “Description of the New Notes” for more information on the terms of the New Notes, including the New MCDs. Holding the New Notes involves risks, and after the restructuring, you may still receive less than the full principal amount of the New Notes.

           We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil. Nevertheless, we are seeking the tender of the Old Notes and the consents from holders of Restructured Debt because we believe that having such holders in agreement with us on the terms of our Concurso Plan could expedite our reorganization process to the benefit of both such holders and us. The Concurso Plan set forth in Annex A, which we believe provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity, represents our final restructuring proposal. We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise. Therefore, we believe it is in your interest to consent to the Concurso Plan set forth in Annex A.
           For further information, see “Risk Factors—Risk Factors Relating to Our Business—Even if our debt restructuring is successful, our indebtedness and other obligations could continue to be significant and could contain significant restrictions.”
Consequences if the Proposed Restructuring Fails
          We did not make certain interest payments described above on the Old Notes and, as the payment grace period has expired for such interest payments, the indentures governing the Old Notes provide holders of at least 25% in principal amount of the Old Notes with the right to accelerate this debt. On January 4, 2010, we received a document entitled “Notice of Acceleration of Payment” from a group of holders of the 2012 Notes and 2017 Notes, which was also addressed to the trustee under the indentures governing the 2012 Notes and the 2017 Notes. At our request, counsel to the signatories of such document stated that such signatories represented holders of 25% or more of each of the relevant series of 2012 Notes and 2017 Notes. On April 12, 2010, we also received a document entitled “Notice of Default and Acceleration” on letterhead of the trustee under the indenture governing the 2013 Notes. We are not currently able to pay the amounts due on the Old Notes. In addition, as described above, we currently owe amounts to additional creditors, including holders of certain DFI Claims and Other Debt. There can be no assurance that our creditors will not take additional legal actions against us, including instituting an involuntary concurso mercantil proceeding in Mexico or U.S. bankruptcy proceeding.
          If we become involved in an involuntary proceeding in Mexico or the United States or a voluntary non-prepackaged proceeding in Mexico, we could not predict the duration thereof or the ability of Holders or any other creditor to influence the outcome of such proceedings. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the Old Notes, which could include the cancellation or rescheduling of all or part of those obligations. During or after the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be significantly jeopardized and, as a result, the potential recovery for the Holders could be materially adversely affected.
          In a Mexican reorganization proceeding, if we are unable to reach an agreement with the majority of our unsecured creditors, including the Holders, during the conciliation phase of the proceeding, we could be forced to enter the bankruptcy phase of a Mexican reorganization proceeding and could be subject to liquidation and ultimately be forced to sell all or substantially all of our assets. This lack of agreement could force us to operate in bankruptcy (concurso mercantil) for a period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees. See “The Mexican Law of Commercial Reorganizations” for a further description of a Mexican reorganization proceeding. As a result of the downturn in the global market, we expect that the proceeds from any potential liquidation and sale of our assets would not be sufficient to satisfy all of our obligations to you, and would result in a net recovery to you that is projected to be substantially less than you would receive pursuant to the Concurso Plan. See “Risk Factors—Risk Factors Relating to the Concurso Plan—If we or the Mexican Guarantors were to be declared bankrupt, holders of the New Notes may find it difficult to collect payment on the New Notes.”

Recent Developments
          Earthquake in Mexicali temporarily affected our facility
          In April 2010, our flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The plant resumed normal operations in 7 days. The Company is working to recover the amount of the damages through the insurance companies.
          Temporary Suspension of Operations at Manufacturing Facilities in García, Nuevo León
          On July 1, 2010, our manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Our float glass manufacturing and automotive processing facilities and our facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. In particular:
•	two of our four automotive glass manufacturing facilities (both located in García) were affected by this event; however, because of current inventory levels and measures taken to restore production in the succeeding days, we were able to minimize the impact on our original equipment manufacturer (“OEM”) clients and auto glass replacement clients;

•	two of our three float glass manufacturing facilities (both located in García) were also affected by this event; one of the affected facilities resumed normal operations initially in the last week of July; however, its operations were temporarily suspended due to stability issues and it resumed full operations again in the last week of August; the other affected facility is expected to resume operations in October; our float glass facility in Mexicali, which is currently operating at 100% capacity, is temporarily supplying glass to our OEM glass processing plants; and

•	our facilities at Álcali suspended operations for a few days and a portion of Álcali’s end-product, raw material and packaging inventories were damaged; however, we were able to minimize the impact on our clients by working jointly to supply only the minimal amount necessary for them to continue operating.
          We have not yet determined the full impact on our operating results of the damage caused by Hurricane Alex. We expect such damages will be covered by insurance less any applicable deductibles; however, we can provide no assurance as to the amount and timing of such recovery. See “Risk Factors—Risk Factors Relating to Economies in Which We Participate—Our operations may be adversely affected by earthquakes, hurricanes or some other natural disaster that could have an effect on our service to clients.”

THE TENDER OFFER

The Tender Offer	We are offering to purchase your Old Notes upon the terms and subject to the conditions set forth in this Statement. The Old Notes were issued by and are the obligations of Vitro.

Notes Subject to the Tender Offer	We are making a tender offer for the maximum aggregate principal amount of Vitro’s 2012, 2013 and 2017 Notes that we can purchase for $100,000,000 (subject to increase as described below, the “Maximum Payment Amount”) at a purchase price per $1,000 principal amount determined in accordance with the procedures set forth below. We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer. Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered.

Because the size of the Tender Offer is limited (as described below), holders that tender Old Notes in the Tender Offer will be required to specify whether, if their Old Notes are not accepted in the Tender Offer, they elect to submit Old Notes that are tendered but not accepted for payment in the Tender Offer for exchange in the Exchange Offer and Consent Solicitation. Holders that tender Old Notes in the Tender Offer but fail to specify their election will be deemed to have elected not to submit Old Notes that are tendered but not accepted for payment in the Tender Offer for exchange in the Exchange Offer and Consent Solicitation. Old Notes that are tendered in the Tender Offer but not accepted will be returned to the DTC Participant that tendered them promptly following the Expiration Time unless their holder has elected to submit them for exchange in the Exchange Offer and Consent Solicitation if they are not accepted in the Tender Offer.

The following table sets forth, for each series of Old Notes, the security description for the Notes, the CUSIP number and the aggregate principal amount outstanding for that series of Old Notes:

		Outstanding
		Principal
Security Description	CUSIP	Amount

8.625% Senior Notes due 2012	92851RAC1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5	$216,000,000
9.125% Senior Notes due 2017	92851RAD9	$700,000,000

Tender Offer Consideration	The “Tender Offer Consideration” for each $1,000 principal amount of Old Notes validly tendered pursuant to the Tender Offer on or prior to the Expiration Time and accepted for purchase by us (subject to proration) will be equal to the Clearing Price determined pursuant to a modified “Dutch Auction” as described herein.

Holders must validly tender their Old Notes on or prior to the Expiration Time in order to be eligible to receive the Tender Offer Consideration.

Submitting a Bid Price	The Tender Offer is being conducted as a modified “Dutch Auction.” This means that if a holder elects to participate, they must specify a Bid Price, which is the minimum Tender Offer Consideration they would be willing to receive in exchange for each $1,000 principal amount of Old Notes they choose to tender in the Tender Offer. The Bid Price that the holder specifies for each $1,000 principal amount of Old Notes may not be less than the Minimum Bid Price ($500) nor more than the Maximum Bid Price ($575). As a result, the Bid Price the holder specifies must be within the following range:

Minimum Bid Price	$500
Maximum Bid Price	$575

Tenders of Old Notes outside of this range will not be accepted and will not be used for purposes of calculating the Clearing Price as described below.

Bid Prices between the Minimum Bid Price and the Maximum Bid Price must be in minimum increments of $2.50 above $500. If any Bid Price is not submitted in a whole increment of $2.50, such Bid Price will be rounded down to the nearest $2.50 increment.

Each holder tendering Old Notes in the Tender Offer is to submit a Bid Price; holders who tender Old Notes without specifying a Bid Price will be deemed to have specified the Minimum Bid Price ($500) as their Bid Price.

Determination of Tender Offer Consideration	Whether and to what extent your tendered Old Notes are accepted for purchase in the Tender Offer will depend upon how the Bid Price specified by you compares to Bid Prices specified by other tendering holders of Old Notes, regardless of series. Specifically, on the Expiration Time:

• we will use all the Bid Prices received across all series of Old Notes to calculate a single Clearing Price in accordance with the procedure set forth below; and

• the Tender Offer Consideration payable for Old Notes accepted in the Tender Offer will be the Clearing Price.

The Tender Offer Consideration for all Old Notes, of all series, will be the same.

Holders whose Old Notes are accepted in the Tender Offer will not receive any payment in respect of accrued and unpaid interest on the Old Notes.

Clearing Price	The “Clearing Price” for the Old Notes will be determined by consideration of the Bid Prices of all validly tendered Old Notes of all series, in order of lowest to highest Bid Prices. The Clearing Price will be:

•   the lowest single price for all tenders of Old Notes of all series such that, for all tenders of Old Notes of all series whose Bid Price is equal to or less than this lowest single price, we will be able to spend the Maximum Payment Amount under the Tender Offer, taking into account the Tender Offer Consideration and the proration described in the next paragraph (provided, however, that if the principal amount of Old Notes purchased at the Clearing Price that results from applying this formula and the proration described in the next paragraph would be less than the principal amount of the Old Notes that would be purchased using the Bid Price next lowest to such lowest single price, then the Clearing Price will be equal to such next lowest Bid Price), or

•   except in the case described in the proviso in the previous bullet point, in the event that the purchase of all Old Notes validly tendered would result in us spending less than the Maximum Payment Amount under the Tender Offer, the Clearing Price will be the Maximum Bid Price.

Proration	If the amount of Old Notes validly tendered on or prior to the Expiration Time with a Bid Price equal to or less than the Clearing Price would cause us to spend more than the Maximum Payment Amount to repurchase such tendered Old Notes in the Tender Offer, then the Tender Offer will be oversubscribed, and we will accept for payment such tendered Old Notes as follows.

•   First, we will accept for payment all Old Notes validly tendered with a Bid Price less than the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount).

•   Second, we will accept for payment all Old Notes validly tendered with a Bid Price equal to the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount) on a prorated basis using a single proration factor.

All Old Notes not accepted as a result of proration and all tenders of Old Notes with a Bid Price in excess of the Clearing Price will be rejected from the Tender Offer.

To avoid purchases of Old Notes in principal amounts other than integral multiples of $1,000, we will make appropriate adjustments downward to the nearest $1,000 principal amount with respect to each holder validly tendering Old Notes at a Bid Price equal to the Clearing Price. For series of Old Notes that have a minimum denomination of $2,000, the Company reserves the right to further adjust the amount of Old Notes of the relevant series that would otherwise be accepted from a given holder downward by $1,000 principal amount if an impermissible denomination of outstanding Old Notes would otherwise result.

Maximum Payment Amount	We will pay for the Old Notes purchased in the Tender Offer in cash. The Maximum Payment Amount of cash we will use to pay the Tender Offer Consideration for Old Notes purchased pursuant to the Tender Offer is $100,000,000 (subject to the next succeeding paragraph). We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer.

We will announce any increase in the Maximum Payment Amount in the Tender Offer by a press release during the pendency of the Tender Offer. If the Maximum Payment Amount is increased and there are fewer than ten business days until the scheduled Expiration Time, we will extend the Tender Offer so that at least ten business days remain until the Expiration Time.

Source of Funds	We expect to obtain the funds required to consummate the Tender Offer with the net proceeds of the Loan Agreement. We will cause the Old Notes that are accepted in the Tender Offer to be delivered to Fintech as payment for AIV’s obligations under the Loan Agreement. Fintech will be permitted to exchange Old Notes it receives as a result in the Concurso Plan and receive a related consent payment. See “The Tender Offer—Source and Amount of Funds.”

Expiration Time	The Tender Offer will expire at 9:00 a.m., New York City time, on December 1, 2010, unless extended by us. We expressly reserve the right, subject to applicable law, to terminate the Tender Offer at any time prior to the Expiration Time.

No Withdrawal Rights	Any tenders of Old Notes in the Tender Offer are irrevocable and may not be withdrawn.

Payment Date	The payment date for the Tender Offer will occur promptly following the Expiration Time. The Tender Offer Consideration will be payable on such date.

Conditions to the Tender Offer	Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement.

Procedure for Tendering	All of the Old Notes are held in book-entry form through the facilities of DTC. If you own Old Notes and wish to tender them in the Tender Offer, you should follow the instructions below.

If you hold your Old Notes in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank or trust company, you will need to timely instruct your custodian or nominee to tender your Old Notes on or prior to the Expiration Time (in order to receive the Tender Offer Consideration), in the manner described below and upon the terms and conditions set forth in this Statement and the Letter of Transmittal. Please refer to any materials forwarded to you by your custodian or nominee to determine how you can timely instruct your custodian or nominee to take these actions.

In order to participate in the Tender Offer, you must instruct your nominee or custodian to participate on your behalf. Your nominee or custodian should arrange for the DTC Participant holding the Old Notes through its DTC account to tender those Old Notes in the Tender Offer to the Depositary prior to the Expiration Time.

The Tender Offer is being conducted using DTC’s ATOP procedures. Accordingly, DTC Participants holding Old Notes through DTC should note that before completing, executing and delivering the Letter of Transmittal, DTC Participants must tender their Old Notes in the Tender Offer in accordance with DTC’s ATOP procedures. Since all Old Notes must be tendered by book-entry transfer to the applicable DTC account of the Depositary, your broker, dealer, trust company, or other nominee must execute the tender or exchange through ATOP. Financial institutions that are DTC Participants must execute tenders and exchanges through ATOP by transmitting acceptance of the Tender Offer to DTC on or prior to the Expiration Time.

DTC will verify acceptance of the Tender Offer, execute a book-entry transfer of the tendered Old Notes into the applicable DTC account of the Depositary and send to the Depositary a “book-entry confirmation,” which shall include a message (the “Agent’s Message”) transmitted by DTC to and received by the Depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC Participant tendering that the DTC Participant has received and agrees to be bound by the terms of the Letter of Transmittal as a signatory thereof and that the Company, AIV and their transferees may enforce such agreement against the DTC Participant.

In addition, each DTC Participant must deliver a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Depositary on behalf of each beneficial owner for whom it holds Old Notes. See “The Tender Offer—Procedure for Tendering Old Notes.”

Depositary	D.F. King & Co., Inc.

Taxation	For a summary of certain U.S. federal income tax consequences of the disposition of Old Notes pursuant to the Tender Offer, see “Certain U.S. Federal Income Tax Considerations.” For a summary of certain Mexican federal income tax consequences of the disposition of Old Notes pursuant to the Tender Offer, see “Material Mexican Tax Considerations.”

Further Information	Any questions or requests for assistance concerning the Tender Offer may be directed to the Depositary at the telephone number and address set forth on the back cover of this Statement. Additional copies of this Statement, the Letter of Transmittal and the Letter of Instructions may be obtained by contacting the Depositary at the telephone number and address set forth on the back cover of this Statement. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee through which they hold the Old Notes with questions and requests for assistance.

The Exchange Offer and Consent Solicitation

The Exchange Offer and Consent Solicitation	We are proposing an exchange offer and soliciting consents to the Concurso Plan, pursuant to which we would exchange the Restructured Debt for the Restructuring Consideration on a pro rata basis. For every $1,000 principal amount of the Restructured Debt exchanged, holders are entitled to receive $561 principal amount of New 2019 Notes, $66 principal amount of New MCDs (not including the Issue Date Adjustment) and a portion of the Restructuring Cash Payment on a pro rata basis (depending on how many holders consent) and a portion of the Restructuring Fee on a pro rata basis (depending on the Issue Date). The proposed Concurso Plan is set forth in Annex A, as summarized in “The Restructuring and the Concurso Plan” in this Statement. For a description of the New Notes, see “—The New Notes” below and “Description of the New Notes.”

Notes for Which We Are Seeking Consents	We are seeking the exchange of Old Notes and consent of Holders of the 2012 Notes, the 2013 Notes and the 2017 Notes and holders of the DFI Claims, including the Promissory Notes, and Other Debt. Information on the Old Notes is set forth below.

	Outstanding
Series	Amount	CUSIP Number	ISIN Number
2012 Notes	$300,000,000	92851RAC1	US92851RAC16
2013 Notes	$216,000,000	92851FAD5	US92851FAD50
2017 Notes	$700,000,000	92851RAD9	US92851RAD98

Consideration Offered in the Consent Solicitation	The Payment Trust will pay a consent payment in an amount (to be determined as described herein) of no less than 5% and no greater than 10% of the aggregate principal amount of Restructured Debt held by the holder of such Restructured Debt for which a consent is provided prior to the Expiration Time specified below. This Consent Payment will be paid from the Payment Trust to Participating Creditors no later than 4 business days following the Expiration Time.

Source of Funds	The Information and Exchange Agent will act as agent for the consenting Holders for the purpose of receiving the Note Consent Payment and transmitting such payments for the Note Consent Payment to the consenting Holders. Thus, the Company will cause the Payment Trust to deposit same-day funds in payment of the Note Consent Payment with the Information and Exchange Agent following the Expiration Time. The Consent Payment will be made no later than the Consent Payment Date. Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Information and Exchange Agent to the consenting Holders. See “The Exchange Offer and Consent Solicitation—Acceptance for Payment of Note Consent Payment; Source of Funds.”

Expiration Time	The Exchange Offer and Consent Solicitation will expire at 9:00 a.m., New York City time, on December 1, 2010, unless extended or earlier terminated. We may in our sole discretion (subject to applicable law) terminate, prior to the Expiration Time, the Exchange Offer and Consent Solicitation described herein.

Withdrawal Rights	Any Old Notes tendered or consents provided after the date of this Statement are irrevocable and may not be withdrawn, except (i) in the event we amend the Exchange Offer and Consent Solicitation in a manner that is materially adverse to holders of Restructured Debt, (ii) as required by applicable law, (iii) in the event the concurso mercantil proceeding of the Company is not filed on or before December 31, 2010, (iv) if the Issue Date does not occur on or before the Outside Consummation Date (as defined herein) or (v) if the proposed Concurso Plan is amended in a manner that would have a material adverse effect on holders of the Old Notes.

Certain Terms and Conditions of the Exchange Offer and Consent Solicitation	As described in this Statement, Vitro will, and certain of the Old Guarantors may, file for concurso mercantil proceedings and will submit the Concurso Plan to the Mexican bankruptcy court and other parties of the concurso mercantil proceeding. Commencement of the concurso mercantil proceedings and approval of the Concurso Plan in the concurso mercantil may still occur even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. For more information about the terms of the Exchange Offer and Consent Solicitation, see “The Exchange Offer and Consent Solicitation—Certain Terms and Conditions of the Exchange Offer and Consent Solicitation.” For more information about concurso mercantil proceedings under Mexican law, see “The Mexican Law of Commercial Reorganizations.”

The delivery and payment of the Restructuring Consideration pursuant to the Concurso Plan is subject to, among other things, the approval of the Convenio Concursal. For more information about conditions to the delivery and payment of the Restructuring Consideration, see “The Exchange Offer and Consent Solicitation—Condition to Delivery and Payment of the Restructuring Consideration.”

Procedure for Exchanging and Consenting	Beneficial owners who hold Old Notes in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank or trust company, will need to timely instruct their custodian or nominee to submit their Old Notes for exchange on or prior to the Expiration Time (in order to receive the Note Consent Payment), in the manner described below and upon the terms and conditions set forth in this Statement and the Letter of Transmittal. Beneficial owners should refer to any materials forwarded by the custodian or nominee to determine how they can timely instruct their custodian or nominee to take these actions.

In order to participate in the Exchange Offer and Consent Solicitation, beneficial owners must instruct their nominee or custodian to participate on their behalf. Each beneficial owner’s nominee or custodian should arrange for the DTC Participant holding the Old Notes through its DTC account to submit those Old Notes for exchange in the Exchange Offer and Consent Solicitation to the Information and Exchange Agent prior to the Expiration Time.

In addition to instructing the DTC Participant to submit Old Notes for exchange pursuant to the procedure set forth in “The Exchange Offer and Consent Solicitation—Procedure for Exchanging Old Notes” and —Procedure for Consenting to the Concurso Plan,” the beneficial owner must instruct the DTC Participant to (A) properly complete and duly execute the Power of Attorney in the form attached to the Letter of Transmittal authorizing or appointing the representative to carry out all necessary or expedient steps required or advisable under Mexican law to submit the Letter of Transmittal before the Mexican court within the concurso mercantil proceeding, to join and adhere to any concurso mercantil to be filed by the Company and to execute and consent to the Concurso Plan and (B) properly execute and notarize the signature to the Concurso Plan attached to the Letter of Transmittal.

The Exchange Offer and Consent Solicitation is being conducted using DTC’s ATOP procedures. Accordingly, DTC Participants holding Old Notes through DTC should note that before completing, executing and delivering the Letter of Transmittal, DTC Participants must submit their Old Notes for exchange in the Exchange Offer and Consent Solicitation in accordance with DTC’s ATOP procedures. Since all Old Notes must be exchanged by book-entry transfer to the applicable DTC account of the Information and Exchange Agent, the beneficial owner’s bank, broker, dealer, trust company, or other nominee must execute exchange through ATOP. Financial institutions that are DTC Participants must execute exchanges through ATOP by transmitting acceptance of the Exchange Offer and Consent Solicitation to DTC on or prior to the Expiration Time.

DTC will verify acceptance of the Exchange Offer and Consent Solicitation, execute a book-entry transfer of the exchanged Old Notes into the applicable DTC account of the Information and Exchange Agent, and send to the Information and Exchange Agent a “book-entry confirmation,” which shall include an Agent’s Message transmitted by DTC to and received by the Information and Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC Participant exchanging Old Notes that the DTC Participant has received and agrees to be bound by the terms of the Letter of Transmittal as a signatory thereof and that the Company may enforce such agreement against the DTC Participant.

In addition, each DTC Participant must deliver a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Information and Exchange Agent on behalf of each beneficial owner for whom it holds Old Notes. See “The Exchange Offer and Consent Solicitation—Procedure for Exchanging Old Notes.”

Consequences to Holders of Restructured Debt Not Consenting	We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil. Nevertheless, we are seeking the tender of the Old Notes and the consents from holders of Restructured Debt because we believe that having such holders in agreement with us on the terms of our Concurso Plan could expedite our reorganization process to the benefit of both such holders and us. The Concurso Plan set forth in Annex A, which we believe provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity, represents our final restructuring proposal. We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise. Therefore, we believe it is in your interest to consent to the Concurso Plan set forth in Annex A.

Information and Exchange Agent	D.F. King & Co., Inc.

Payment Trust	A trust organized under the laws of Mexico has been created and funded to hold the Consent Payment and the Restructuring Cash Payment in escrow pending the approval and consummation of the Concurso Plan.

Use of Proceeds	We will not realize any proceeds from the Exchange Offer and Consent Solicitation.

Certain U.S. Federal Income Tax Considerations	See the discussion herein under the heading “Certain U.S. Federal Income Tax Considerations” for a discussion of the tax consequences of the exchange of Old Notes for the Restructuring Consideration and Note Consent Payment. The exchange of a class of Old Notes for the Restructuring Consideration will be a taxable event for U.S. federal income tax purposes unless it qualifies as a recapitalization. If the exchange is a taxable event, U.S. Holders will be required to pay current tax on any gain resulting from the exchange. The U.S. Federal income tax treatment in connection with receipt of the Note Consent Payment is unclear. The Note Consent Payment may give rise to ordinary taxable income for a U.S. Holder even if the exchange qualifies as a recapitalization or the Holder would otherwise recognize a loss on the exchange. The New Notes will likely be treated as issued with original issue discount and may be subject to special rules applicable to contingent payment debt instruments. These rules could result in U.S. Holders being required to include amounts in taxable income in advance of the receipt of cash payments.

The United States Federal income tax consequences associated with exchanging Restructured Debt for the Restructuring Consideration, receiving the Note Consent Payment, and of owning the New Notes is very complex. U.S. Holders should consult their own tax advisers as to the United States Federal income tax consequences to them of granting their consent, and of the ownership and disposition of the New Notes, including the application of the tax considerations discussed in this Statement to their particular situations, as well as the application of state, local, foreign or other tax laws.

See “Certain U.S. Federal Income Tax Considerations” for a discussion of the tax consequences of the disposition of Old Notes pursuant to the Tender Offer.

Material Mexican Federal Tax Considerations	Under Mexican tax law, consent payments made to Foreign Holders (as defined under “Material Mexican Federal Tax Considerations—Mexican Income Tax Considerations” below) of the Old Notes will be considered to qualify as “interest” for Mexican tax purposes, as they will be viewed as a yield under the Old Notes, and therefore the tax treatment described below in “Material Mexican Federal Tax Considerations—Note Consent Payment; Payment of Interest, Principal and Premium in Respect of the New Notes” will be applicable to such payments.

The summary of Mexican federal tax considerations provided in this Statement is based on the federal tax laws of Mexico (including the tax treaties described in “Material Mexican Federal Tax Considerations—Tax Treaties”) as in effect on the date hereof, as well as on the rules and regulations of Mexico available on or before such date and now in effect. All of the foregoing is subject to change, which change could affect the continued validity of this summary. In addition you should be aware that the federal tax laws of Mexico, the tax treaties and the rules and regulations thereunder may have changed at the time of issuance of the New Notes, and such change could affect the continued validity of the summary contained in this Statement.

Holders to whom this Statement is addressed and any persons that may acquire the New Notes should consult their own tax advisers as to the Mexican or other tax consequences of granting their consent, and of the ownership and disposition of the New Notes, including the application of the tax considerations discussed in this Statement to their particular situations, as well as the application of state, local, foreign or other tax laws.

Further Information	Any questions or requests for assistance concerning the Exchange Offer and Consent Solicitation may be directed to the Information and Exchange Agent at the address and telephone numbers set forth on the back cover of this Statement. Additional copies of this Statement, the Letter of Transmittal and the Letter of Instructions may be obtained by contacting the Information and Exchange Agent at the address and telephone numbers set forth on the back cover of this Statement. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee through which they hold the Old Notes with questions and requests for assistance.

The New Notes
I. The New 2019 Notes

New 2019 Notes	The New 2019 Notes will be issued to recognized creditors in the concurso proceedings.

Issuer	Vitro

Principal Amount	$850.0 million

Value Date and Restructuring Fee	Regardless of the date of issuance and date of delivery of the New Notes pursuant to the Concurso Plan, the maturity date, amortization provisions and other relevant terms and conditions of the New Notes will be based on a value date of January 1, 2011 (the “Value Date”). On the date of issuance, Vitro will pay holders a one time restructuring fee equal to an annualized return of 8.00% on the aggregate principal amount of the New 2019 Notes, calculated for the period from the Value Date to the date of issuance (the “New 2019 Notes Restructuring Fee”).

Interest	Fixed interest rate, payable semi-annually in arrears on each June 30th and December 31st, commencing with the first such date immediately following the Issue Date, will accrue on the New 2019 Notes in accordance with the following grid:

Year	Total Interest Rate	Per Annum Cash Rate	Per Annum PIK Rate
Year 1	8.0%	8.0% or 4.0% if PIK Option elected	4.0% if elected
Year 2	8.0%	8.0% or 4.0% if PIK Option elected	4.0% if elected
Year 3	8.0%	8.0% or 4.0% if PIK Option elected	4.0% if elected
Year 4	8.0%	8.0%	None
Year 5	8.0%	8.0%	None
Year 6	8.0%	8.0%	None
Year 7	8.0%	8.0%	None
Year 8	8.0%	8.0%	None

Interest that is elected to be paid in kind will be added to the outstanding principal amount (the “Additional PIK Principal”) of the New 2019 Notes, and shall be considered principal for all purposes, and without limiting the foregoing, the Additional PIK Principal of the New 2019 Notes shall bear interest at the rate then applicable to the New 2019 Notes, beginning on the date such interest is paid in kind and added to the principal amount thereof. The Company may only elect to pay interest in kind (the “PIK Option”) if certain conditions described in “Description of the New Notes—New 2019 Notes—Principal, Maturity and Interest” are met. In the event that the Company exercises the PIK Option, certain consequences and restrictions on the Company will apply, as described in “Description of the New Notes—New 2019 Notes—Principal, Maturity and Interest.”

All interest shall be computed on the basis of a year of 360 days consisting of twelve 30-day months.

Maturity Date	Eight years after the Value Date.

Amortization	The amortization of the New 2019 Notes is payable at the end of each year on the immediately preceding regular record date, upon the following schedule:

Year 1: None
Year 2: None
Year 3: None
Year 4: None
Year 5: June 30, 2015 — $12,500,000
December 31, 2015 — $12,500,000
Year 6: June 30, 2016 — $12,500,000
December 31, 2016 — $12,500,000
Year 7: June 30, 2017 — $12,500,000
December 31, 2017 — $12,500,000
Year 8: Balance at maturity.

Guarantors	The obligations of the Company pursuant to the New 2019 Notes, including any repurchase obligation resulting from a Change of Control and other mandatory prepayment provisions under the New 2019 Notes, will be unconditionally guaranteed, jointly and severally, on an unsecured basis, by the Guarantors. Each Guarantor will provide a guarantee of the New 2019 Notes on the Issue Date. See “Description of the New Notes—New 2019 Notes—Guaranties.”

Change of Control	Following a Change of Control, holders of the New 2019 Notes will have the right to put their New 2019 Notes to Vitro at 101% of the aggregate principal amount of the New 2019 Notes, plus accrued and unpaid interest to the date of repayment.

Excess Cash Sweep	In the event that the yield-to-maturity of the New Notes is equal to or higher than 9%, Vitro will annually apply 70% of Excess Cash Flow to repurchase New Notes through market purchases or prepay the New Notes. In the event that the yield-to-maturity of the New Notes is lower than 9%, Vitro will annually apply 50% of Excess Cash Flow to repurchase New Notes through market purchases or prepay the New Notes. See “Description of the New Notes—Provisions Applicable to All of the New Notes—Excess Cash Sweep.”

30% or 50% of the Excess Cash Flow, as applicable, can be used at Vitro’s discretion for general corporate purposes and optional redemptions of its New Notes, subject to the covenant described under “Description of the New Notes—New 2019 Notes—Certain Covenants—Limitation on Restricted Payments.”

Optional Redemption	Redemptions of New 2019 Notes may be made by Vitro at any time and from time to time at a redemption price equal to par plus accrued interest thereon.

See “Description of the New Notes—New 2019 Notes—Optional Redemption.”

Mandatory Redemption	The New 2019 Notes are subject to mandatory redemption upon an equity issuance by Vitro if certain conditions are met. See “Description of the New Notes—Provisions Applicable to All of the New Notes—Mandatory Redemption.”

Certain Covenants	The indenture governing the New 2019 Notes (the “New 2019 Notes Indenture” and, together with the indenture governing the New MCDs, the “New Indentures”) will contain covenants limiting our ability and our subsidiaries’ ability to:

• incur additional debt or issue subsidiary preferred stock or stock with a mandatory redemption feature before the maturity of the New 2019 Notes;

• create, acquire or participate in strategic joint ventures;

• pay dividends on our capital stock;

• redeem or repurchase capital stock or prepay or repurchase subordinated debt;

• make some types of investments and sell assets;

• create liens;

• engage in transactions with affiliates, except on an arm’s-length basis;

• enter into hedging agreements;

• enter into sale and leaseback transactions;

• make certain capital expenditures; and

• consolidate or merge with, or sell substantially all our assets to, another person.

In addition, under the terms of the New 2019 Notes, we will be required to assign all of our intercompany debt to a voting trust pursuant to which all such intercompany debt will be voted by the trustee of such trust (at the instruction of a majority of third party creditors) in the event of a subsequent concurso mercantil or other similar insolvency proceeding involving us and/or our subsidiaries. Certain other restrictions will apply to our intercompany debt. See “Description of the New Notes—New 2019 Notes—Certain Covenants—Limitation on Intercompany Debt.”

See “Description of the New Notes—New 2019 Notes—Certain Covenants” for a description of these covenants.

Events of Default	For a discussion of certain events of default that will permit acceleration of the principal of the New 2019 Notes plus accrued interest, see “Description of the New Notes—New 2019 Notes—Default and Remedies.”

Ratings	We intend to obtain ratings for the New 2019 Notes.

Trustee	The Bank of New York Mellon will act as trustee (the “Trustee”) for the New 2019 Notes.

Paying Agent	The Trustee will initially act as the Paying Agent.

Exchange Agent	New 2019 Notes issued pursuant to the Concurso Plan will be issued in exchange for the Old Notes through a U.S.-based exchange agent that will be appointed by Vitro prior to the issuance of the New 2019 Notes.

Transferability	We are making the Exchange Offer and Consent Solicitation in accordance with Section 3(a)(9) of the Securities Act, which will result in the New Notes being freely transferable, like the Old Notes, when issued in exchange for the Old Notes. Upon filing of our concurso mercantil petition, we intend to seek an order of a bankruptcy judge in connection with a bankruptcy proceeding whether pursuant to chapter 11 of the U.S. Bankruptcy Code or an ancillary proceeding pursuant to chapter 15 of the U.S. Bankruptcy Code providing an exemption from registration under the Securities Act and applicable state and local laws requiring registration of securities with respect to the New Notes issued under the Concurso Plan in exchange for all of the Restructured Debt. We cannot provide any assurance that we will be successful in obtaining such an order. If we do not obtain such an order, the New Notes issued in exchange for the DFI Claims and Other Debt will be subject to certain transfer restrictions. See “Description of the New Notes—Certain Transfer Restrictions.”

II. The New MCDs

New MCDs	The New MCDs (obligaciones convertibles en acciones) will be issued to recognized creditors in the concurso proceedings.

Issuer	Vitro

Principal Amount	$100.0 million, plus the Issue Date Adjustment described below.

Issue Date Adjustment	On the date of issuance, Vitro will adjust and increase the principal amount of the New MCDs by an aggregate amount equal to a one time restructuring fee equal to an annualized return of 10.50% (on $100 million principal amount) calculated for the period from the Value Date to the date of issuance (the “Issue Date Adjustment”).

Interest	Fixed interest rate, payable annually in kind in arrears will accrue on the New MCDs in accordance with the following grid:

Year	Per Annum PIK Rate
Year 1	10.50%
Year 2	10.50%
Year 3	10.50%
Year 4	10.50%
Year 5	10.50%

All accrued interest will be added to the Additional PIK Principal of the New MCDs, and shall be considered principal for all purposes, and without limiting the foregoing, the Additional PIK Principal of the New MCDs shall bear interest at the rate then applicable to the New MCDs, beginning on the date such interest is paid in kind and added to the principal amount thereof.

All interest shall be computed on the basis of a year of 360 days consisting of twelve 30-day months.

Maturity Date	Five years after the Value Date.

Mandatory Conversion	The New MCDs will be mandatorily convertible into common shares or Ordinary Participation Certificates (Certificados de Participacion Ordinaria, or “CPOs”) of Vitro representing in aggregate 15.0% of our equity on a fully diluted basis if the New MCDs are not repaid at maturity or upon the occurrence and continuation of certain events of default. For more information regarding the CPOs, see “Description of the CPOs.”

Amortization	None

Guarantors	None

Change of Control	Following a Change of Control, holders of the New MCDs will have the right to put their New MCDs to Vitro at 101% of the aggregate principal amount of the New MCDs (less the applicable prepayment discount described below), plus accrued and unpaid interest to the date of repayment.

Excess Cash Sweep	In the event that the yield-to-maturity of the New Notes is equal to or higher than 9%, Vitro will annually apply 70% of Excess Cash Flow to repurchase New Notes through market purchases or prepay the New Notes. In the event that the yield-to-maturity of the New Notes is lower than 9%, Vitro will annually apply 50% of Excess Cash Flow to repurchase New Notes through market purchases or prepay the New Notes. See “Description of the New Notes—Provisions Applicable to All of the New Notes—Excess Cash Sweep.”

30% or 50% of the Excess Cash Flow, as applicable, can be used at Vitro’s discretion for general corporate purposes and optional redemptions of its New Notes, subject to the covenant described under “Description of the New Notes—New 2019 Notes—Certain Covenants—Limitation on Restricted Payments.”

Optional Redemption	Redemptions of New MCDs may be made by Vitro at any time and from time to time at a redemption price equal to par (less the applicable prepayment discount described below) plus accrued interest.

Redemptions of New MCDs will be subject to the following prepayment discounts:

Year 1: 35.7%
Year 2: 30.2%
Year 3: 24.2%
Year 4: 17.7%
Year 5: 10.6%

Mandatory Redemption	The New MCDs are subject to mandatory redemption upon an equity issuance by Vitro if certain conditions are met. See “Description of the New Notes—Provisions Applicable to All of the New Notes—Mandatory Redemption.”

Events of Default	For a discussion of certain events of default that will permit acceleration of the principal of the New MCDs plus accrued interest, see “Description of the New Notes—New MCDs—Default and Remedies.”

Ratings	We intend to obtain ratings for the New MCDs.

Trustee	The Bank of New York Mellon will act as Trustee for the New MCDs.

Conversion Agent	Vitro will initially appoint the Trustee as the Conversion Agent.

Common Representative	A Mexican financial institution (expected to be The Bank of New York Mellon, S.A., Institución de Banca Múltiple) appointed at the shareholders’ meeting of Vitro approving the issuance of the New MCDs.

See “Description of the New Notes—New MCDs—Common Representative of the New MCDs.”

Paying Agent	The Trustee will initially act as paying agent.

Exchange Agent	New MCDs issued pursuant to the Concurso Plan will be issued in exchange for the Old Notes through a U.S.-based exchange agent that will be appointed by Vitro prior to the issuance of the New MCDs.

Transferability	We are making the Exchange Offer and Consent Solicitation in accordance with Section 3(a)(9) of the Securities Act, which will result in the New Notes being freely transferable, like the Old Notes, when issued in exchange for the Old Notes. Upon filing of our concurso mercantil petition, we intend to seek an order of a bankruptcy judge in connection with a bankruptcy proceeding whether pursuant to chapter 11 of the U.S. Bankruptcy Code or an ancillary proceeding pursuant to chapter 15 of the U.S. Bankruptcy Code providing an exemption from registration under the Securities Act and applicable state and local laws requiring registration of securities with respect to the New Notes issued under the Concurso Plan in exchange for all of the Restructured Debt. We cannot provide any assurance that we will be successful in obtaining such an order. If we do not obtain such an order, the New Notes issued in exchange for the DFI Claims and Other Debt will be subject to certain transfer restrictions. See “Description of the New Notes—Certain Transfer Restrictions.”

The Concurso Plan

The Concurso Plan	The Concurso Plan for which we are seeking consent consists of a restructuring agreement to implement a plan of reorganization under the Ley de Concursos Mercantiles, or Mexican Bankruptcy Law (the “Mexican Bankruptcy Law”). Pursuant to the Mexican Bankruptcy Law, in order to initiate a concurso proceeding with a pre-approved reorganization agreement, the plan of reorganization must be approved and subscribed by Vitro and creditors representing at least 40% of all of Vitro’s outstanding liabilities. We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to initiate a concurso proceeding with a pre-approved reorganization agreement, even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received.

We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise.

Under the Concurso Plan, the holders of Restructured Debt that consent in the Exchange Offer and Consent Solicitation will be entitled to receive the Restructuring Consideration on a pro rata basis. If you exchange your Old Notes or consent in the consent solicitation, you will be deemed to have consented to the proposed Concurso Plan.

Voting on the Concurso Plan; Required Acceptances	According to the Mexican Bankruptcy Law, in order for a plan of reorganization to become effective, such plan must be agreed upon and executed by Vitro and a number of recognized creditors representing more than 50% of the sum of (i) the amount of recognized claims of unsecured creditors, and (ii) the amount of recognized claims of secured creditors or creditors with special privileges that decide to join or are parties to the plan of reorganization. The commencing of a concurso proceeding with a pre-approved reorganization agreement presumes the consent or approval of the plan from creditors representing at least 40% of all of Vitro’s outstanding liabilities. Under the Mexican Bankruptcy Law, there is no voting on the plan as such, but the law provides for the adherence or acceptance of the proposed plan either in advance of filing as the Concurso Plan or during the statutory term for such purpose within the proceeding.

Effects of Exchanging and Voting	If you exchange your Old Notes or consent in the consent solicitation, you are thereby agreeing with the Concurso Plan and, as it may be requested to be amended by the Court presiding over the concurso proceeding of Vitro or the Work-out Specialist (Conciliador) during the proceeding, to the definitive terms of the plan to be approved by the Court or Convenio Concursal, as long as such amendments do not affect in a material or substantive manner the terms of the Concurso Plan.

Pursuant to the Mexican Bankruptcy Law, once a plan of reorganization becomes effective and is approved by the competent bankruptcy court, it binds (i) Vitro; (ii) all common or unsecured recognized creditors; (iii) all secured recognized creditors that join or execute the plan; and (iv) those secured recognized creditors that do not execute the Concurso Plan but whose recognized claims are to be paid under the reorganization plan.

According to the Mexican Bankruptcy Law, all unsecured recognized creditors would be deemed to have consented to the reorganization plan, without any right to express an opinion on such plan, provided the plan contemplates payment of their claims owed at the time the concurso ruling became effective.

Secured recognized creditors that do not join or execute the reorganization plan may, under certain specific rules provided by the Mexican Bankruptcy Law, start or continue to enforce their collateral, unless the reorganization plan provides for the repayment of their claims or the payment of the value of their corresponding collateral. In such case, any amount of the recognized amount of claims that exceeds the value of the collateral shall be regarded as a common or unsecured claims.

Interest	As a general rule under the Mexican Bankruptcy Law, upon issuance of the concurso ruling all outstanding debts shall cease accruing interest and be converted into UDIs or Unidades de Inversion, with the exception of secured claims which continue to accrue interest up to the value of the corresponding collateral. In the case of the Old Notes, once the concurso ruling is issued all amounts outstanding will be converted into Pesos at the exchange rate calculated and published by the Banco de México or the Mexican Central Bank, in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, and then from Pesos into UDIs.

Voting Record Date	Pursuant to the Mexican Bankruptcy Law, there is no need for recognized creditors to hold a meeting and vote on a reorganization plan. Rather, the Mexican Bankruptcy Law provides that once the Work-out Specialist believes the reorganization plan has sufficient consents to be approved, including those granted in advance in the case or pre-approved plans of reorganization, such as the Concurso Plan, the Work-out Specialist shall present the agreement to recognized creditors, who will have the right to review it within a period of 10 days and adhere to it, if desired.

Once the Work-out Specialist considers that the Concurso Plan is subscribed by the required majority, the Concurso Plan shall be presented to the bankruptcy court, which court shall grant recognized creditors a five-day period to object to the authenticity of their consent and to exercise “veto” rights, in case a majority of recognized creditors (in number) or recognized creditors holding a majority of recognized debt so desire.

In-Court Solicitation Expiration Time	Within the concurso proceeding, the recognized creditors shall be required to review and execute the Concurso Plan within 10 days following the date on which the Work-out Specialist presents the pre-approved restructuring agreement for the consideration and approval of recognized creditors.

Withdrawal	Acceptance and subscription of the Concurso Plan in the concurso proceeding may not be withdrawn by the Holders of the Old Notes.

Waiver of Acceleration and Extension of Accrued and Unpaid Interest	Pursuant to the Mexican Bankruptcy Law, upon the issuance of the concurso ruling all foreclosure and attachment proceedings (except for labor indemnities and wages) are suspended or stayed and generally, debts shall cease accruing interest, with the exception of secured debts up to the value of the corresponding collateral.

Processing Fee	The Mexican Bankruptcy Law does not provide for the payment of a processing fee. Costs and expenses related to the concurso proceeding incurred by Vitro will be paid from the bankruptcy estate and, in certain circumstances, specifically if an involuntary petition does not succeed, by the party that initiated the concurso proceeding.

Voting Agent and Information Agent	The Mexican Bankruptcy Law does not provide for the appointment of an agent for recognized creditors nor the existence or appointment of an information agent.

RISK FACTORS
          You should carefully consider the following risk factors, as well as all of the other information presented in this Statement, including our consolidated financial statements and the notes thereto. In general, investing in the securities of issuers in emerging market countries such as Mexico involves certain risks not typically associated with investing in securities of U.S. companies.
          The risks and uncertainties described below are not the only risks and uncertainties affecting us or the New Notes. Additional risks and uncertainties that we do not know about or that we currently think are immaterial also may impair our business operations or our ability to make payments on the New Notes and under other existing indebtedness.
          This Statement also contains forward-looking statements that involve risks. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including risks faced by us describing this section, and under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” See also cautionary statements regarding “Forward-Looking Statements.”
          For purposes of this section, when we state that a risk, uncertainty or problem may, could or would have an “adverse effect” on us, we mean that the risk, uncertainty or problem may, could or would have an adverse effect on our business, financial condition, liquidity, results of operations or prospects, except as otherwise indicated or as the context may otherwise require.
RISK FACTORS RELATING TO THE TENDER OFFER
The amount of Old Notes accepted for payment in the Tender Offer will be limited.
          The amount of Old Notes accepted for payment in the Tender Offer will be limited, because we are offering to purchase the maximum aggregate principal amount of Vitro’s 2012 Notes, 2013 Notes and 2017 Notes that we can purchase for the Maximum Payment Amount at a purchase price per $1,000 principal amount determined in accordance with the procedures described in this Statement. See “The Tender Offer—Terms of the Tender Offer.” We will not be able to determine the Clearing Price or the Tender Offer Consideration until the Expiration Time.
Consummation of the Tender Offer is subject to certain conditions and if such conditions are not met, the Tender Offer will be terminated.
          Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “The Tender Offer—Conditions to the Tender Offer” in this Statement. In addition, we may terminate the Tender Offer for any reason in our sole discretion if any of the applicable conditions described herein are unsatisfied. We may also decide to terminate the Tender Offer but continue with the Exchange Offer and Consent Solicitation. There can be no assurance that such conditions will be met, that we will not terminate the Tender Offer, or that, in the event that the Tender Offer is not consummated, the market value and liquidity of the Old Notes will not be materially adversely affected.
The Maximum Payment Amount is subject to change in the sole discretion of Vitro and AIV.
          We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer. If we increase the Maximum Payment Amount in the Tender Offer, we will promptly announce such increase by a press release. If the Maximum Payment Amount is increased and there are fewer than ten business days from and including the date of such announcement to the scheduled Expiration Time, we will extend the Tender Offer so that at least ten business days remain until the Expiration Time.

Old Notes not tendered in the Tender Offer will be tendered in the Exchange Offer and Consent Solicitation or will remain outstanding and will be subject to the concurso mercantil proceedings.
          Old Notes not tendered and purchased in the Tender Offer will remain outstanding or will be tendered in the Exchange Offer and Consent Solicitation, at the election of the holder, provided that the holder elects to have any Old Notes that are not accepted for purchase in the Tender Offer to be included in the Exchange Offer and Consent Solicitation at the time such holder tenders its Old Notes into the Tender Offer. If you do not tender your Old Notes in the Tender Offer, your Old Notes will become subject to the concurso mercantil proceedings described below under “The Exchange Offer and Consent Solicitation.” As a result, holders that do not participate in the Exchange Offer and Consent Solicitation will not receive the Consent Payment they would have received upon election of one of the options so to participate described in this Statement.
RISK FACTORS RELATING TO THE CONCURSO PLAN
If the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated, we will not be able to successfully restructure our debt.
          We are in default under our indentures and other financial instruments, and our future is dependent upon our ability to restructure our debt and other financial instruments.
          Vitro did not make scheduled interest payments due February 2009, August 2009, February 2010 and August 2010 on the 2012 Notes and 2017 Notes and did not make a scheduled interest payment due May 2009, November 2009 and May 2010 on the 2013 Notes. In addition, Vitro also did not make a scheduled payment of Ps. 150 million ($11.9 million), plus accrued interest due February 5, 2009, on our Certificados Bursátiles Vitro 03. The common representative of the Certificados Bursátiles Vitro 03 initiated a legal proceeding in Mexico involving attachment of Vitro’s assets in order to demand payment of Ps. 150 million ($11.9 million), plus accrued interest to date, on such Certificados Bursátiles Vitro 03. A first instance ruling requiring Vitro to pay was issued and appealed by the Company. In its April 30, 2010 ruling, the Appeals Court dismissed the case involving the attachment of Vitro’s assets; however, the court converted the case into a legal proceeding not involving such attachment. For further discussion, see “Summary—Background of the Restructuring—Our Financial Difficulties—Interest and Principal Default on the Old Notes and the Other Debt.”
          In July 2009, we and other defendant subsidiaries received notification of an executive mercantile lawsuit brought by RBS Bank in its capacity as creditor demanding the payment of $15 million plus interest. During September and October 2009, a preliminary ruling was given requiring the Company to pay the principal amount plus ordinary and default interest. On January 18, 2010, the Company appealed this resolution as well as others that were issued in these proceedings where certain evidence was dismissed. In September 2010, the Court of Appeals accepted one of the appeals, finding a violation of certain defense rights, and ordered to restart the proceedings to gather evidence by the Company, leaving without effect the ruling on the first instance judgment and the appeal without merits.
          In the fourth quarter of 2008, we decided to unwind a majority of our open derivative positions that had been adversely affected due to the high volatility experienced in the financial markets, which resulted in a significant devaluation between the Mexican peso and the U.S. dollar and the Mexican peso and the euro (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Inflation and Foreign Currency Exchange Rate Fluctuations”), as well as a significant reduction in natural gas prices. As of the date of this Statement, our subsidiary, Vena has reached a settlement agreement with Calyon Credit Agricole CIB (“Calyon”), one of the six Counterparties who filed lawsuits, and the Calyon lawsuit was dismissed. The amount of the settlement agreed with Calyon is $63.4 million plus interest and other fees of $3.9 million. We are seeking to include this settlement in the Restructured Debt. However, if we do not reach an agreement with Calyon to do so, the amount of this settlement will not be included. The Restructuring Consideration for holders of Old Notes and other DFI Claims will not change regardless of whether the Calyon settlement is included as part of the Restructured Debt, though the aggregate principal amount of the New 2019 Notes and New MCDs that we would issue on the Issue Date would be reduced accordingly. In any event, if we are unable to reach an agreement with Calyon to include our settlement with them in the Restructured Debt, we will not be able to subsequently enter into a restructuring transaction with Calyon on terms more favorable than the Restructuring Consideration (in terms of recovery, terms and conditions of new restructured securities or otherwise).
          The other five Counterparties who filed lawsuits sold their DFI Claims (including their rights under the related lawsuits) to Fintech. The other Counterparty not party to the lawsuits sold its DFI Claim to Fintech also. Following Fintech’s purchase of such DFI Claims, we engaged in settlement negotiations with Fintech. As a result of such negotiations, Fintech agreed to dismiss the lawsuits related to the DFI Claims and we and Fintech entered into a settlement agreement and standstill and tolling agreements with respect to such lawsuits and DFI Claims. Under the terms of such settlement agreement, among other things, we and certain of our subsidiaries acknowledged the debt outstanding under such DFI Claims (in an aggregate principal amount of approximately $176.4 million) and our subsidiaries that had originally entered into the DFIs with the Counterparties that sold such DFI Claims to Fintech issued the Promissory Notes to Fintech in respect and in settlement of such outstanding debt. The Promissory Notes were guaranteed “por aval” by us and some of our subsidiaries. The Promissory Notes are subject to the Fintech Lock-up Agreement (the main terms of which are described in “Summary—Background of Restructuring—The Restructuring Process—Fintech Lock-up Agreement”) and will be restructured pursuant to the terms of the Exchange Offer and Consent Solicitation described in this Statement.
          We do not have the means to repay or refinance the amounts that are payable under our indentures and other financial instruments. We believe that we are currently not likely to find a material source of financing to fund the interest and principal payments on the Old Notes. Our future is dependent on our ability to restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the holders of Restructured Debt and other financial instruments. If we are faced with a Mexican or U.S. bankruptcy that is protracted and contentious, this could force us to operate in uncertain circumstances for an extended period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company.
          We believe it is likely that each holder of Restructured Debt would incur a significant loss if the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated. In addition, in our opinion, the recovery that would be received by holders of Restructured Debt in a liquidation scenario would very likely be materially less than they would receive under the Concurso Plan.
Even if the Concurso Plan is approved by the Mexican bankruptcy court and consummated in Mexico, our ability to successfully restructure our debt is dependant upon certain relief being granted in foreign jurisdictions, including the U.S.
          Certain of our assets are located in jurisdictions outside of Mexico, including the United States. In addition, certain of our indirect subsidiaries, who are guarantors of certain of the Company’s obligations, including the Old Notes, are organized, have their principal place of business and/or have significant assets in foreign jurisdictions, including the United States. In order to commence and operate effectively during the Concurso proceeding, and to thereafter fully implement the terms and conditions of the Concurso Plan upon its approval by the Mexican bankruptcy court and consummation in Mexico (including, without limitation, the release of our subsidiaries’ guarantees of the Old Notes and any claims, in the nature of subrogation or otherwise, such subsidiaries may have against the Company) we will need to obtain relief from courts in one or more of these foreign jurisdictions to protect our assets and/or prevent the exercise of remedies against our subsidiaries from jeopardizing our ability to maintain operations and service our restructured debt.
          As a part of the implementation of the restructuring, we may commence proceedings in certain applicable foreign jurisdictions to recognize, give effect to and implement the Concurso Plan in such jurisdictions, including an ancillary proceeding in the United States pursuant to chapter 15 of the United States Bankruptcy Code, as amended (the “U.S. Bankruptcy Code”) seeking recognition of the concurso mercantil proceeding in Mexico (the “Main Proceeding”). See “The Restructuring and the Concurso Plan.” Upon commencement of such proceedings, we may seek relief in such proceedings, including, among other things, a stay and/or injunction, enjoining all creditors of the Company or its subsidiaries from taking any action to enforce any pre-petition claims against the Company or its subsidiaries in such jurisdictions. In addition, upon approval of the Concurso Plan in the concurso mercantil proceeding in Mexico, we may request that the foreign court in which such proceedings have been commenced issue an order implementing the Concurso Plan in such jurisdiction, including a permanent injunction against any action to enforce against the Company or ay of its direct or indirect subsidiaries any claims dealt with or discharged in the Concurso Plan.
          It is possible that some or all of the relief we request in an ancillary proceeding that is necessary to implement the Concurso Plan in a foreign jurisdiction with regard to the Company’s indirect subsidiaries in such jurisdictions may not be granted by the foreign court in which such proceedings have been commenced. In that event, it may not be possible to successfully complete our restructuring plan with regard to the Company’s indirect subsidiaries in such jurisdictions notwithstanding approval of the Concurso Plan by the Mexican bankruptcy court and consummation thereof in Mexico.
If the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil is not consummated, we may be subject to an involuntary Mexican or U.S. reorganization related proceeding.
          Since we have defaulted on our Old Notes, some of our creditors have already taken legal action against us. Some or all of our other creditors may also take legal action against us, including instituting an involuntary concurso mercantil in Mexico or filing an involuntary petition against us in the United States under the U.S. Bankruptcy Code. If we become involved in an involuntary proceeding in Mexico or the United States or if holders challenge or seek to invalidate the Concurso Plan, we could not predict the ability of holders of Restructured Debt or any other creditor to influence the outcome of such proceedings. A reorganization proceeding is likely to result in significant changes to our existing obligations, including the Old Notes, which could include the cancellation or rescheduling of all or part of those obligations, and we could be subject to liquidation and ultimately be forced to sell all or substantially all of our assets. See “The Mexican Law of Commercial Reorganizations” for a further description of a Mexican reorganization proceeding. During or after the pendency of any such proceeding, our ability to operate or manage our business, to retain employees, to maintain existing or create new customer relationships, to continue to collect payments for our services or to obtain any type of funding or financing would likely be significantly jeopardized and, as a result, the potential recovery for the holders of Restructured Debt could be materially adversely affected. As a result of the downturn in the global market, we expect that the proceeds from any potential liquidation and sale of our assets would not be sufficient to satisfy all of our obligations to holders of Restructured Debt, and would result in a net recovery to holders of Restructured Debt that is projected to be substantially less than they would receive pursuant to the Concurso Plan. In addition, in the event that we become involved in an involuntary proceeding in Mexico or the United States, subject to certain qualifications and cure periods, holders who have signed lock-up agreement with us will be entitled to terminate their commitments under such lock-up agreements. See “Summary—Background of Restructuring—The Restructuring Process—Fintech Lock-up Agreement”.
If we or the Mexican Guarantors were to be declared bankrupt, holders of the New Notes may find it difficult to collect payment on the New Notes.
          Under the Mexican Bankruptcy Law, if we or the Mexican Guarantors are declared bankrupt or become subject to concurso mercantil, or judicial reorganization, our obligations and the obligations of the Mexican Guarantors under the New Notes, respectively, (i) would be converted into Mexican pesos and then from Mexican pesos into UDIs and would not be adjusted to take into account any devaluation of the Mexican peso relative to the U.S. dollar occurring after such conversion, (ii) would be satisfied at the time claims of all our creditors are satisfied, (iii) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (iv) would cease to accrue interest from the date a concurso mercantil is declared and (v) would be subject to certain statutory preferences, including tax, social security and labor claims and claims of secured creditors. In addition, the guarantees may not be enforceable. See “—Risk Factors Relating to the New Notes” and “—Risk Factors Relating to the New Notes—The guarantees may not be enforceable” in particular, which risk factors may also be applicable to the Old Notes.

We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will tender Old Notes and participate in the Exchange Offer and Consent Solicitation, to approve the Concurso Plan or any other revised plan or prepackaged plan of concurso mercantil, and holders of Restructured Debt will be bound by the terms of any such Concurso plan, if approved and consummated.
          We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil. Nevertheless, we are seeking the tender of the Old Notes and the consents from holders of Restructured Debt because we believe that having such holders in agreement with us on the terms of our Concurso Plan could expedite our reorganization process to the benefit of both such holders and us. The Concurso Plan set forth in Annex A, which we believe provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity, represents our final restructuring proposal. We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no tender of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise.
The Concurso Plan may not be commenced, may not become effective or may be dismissed regardless of the number and amount of holders of Restructured Debt that vote to accept the Concurso Plan.
          The approval and effectiveness of the Concurso Plan are subject to certain conditions and requirements that may not be satisfied, and the Mexican bankruptcy court may conclude that the requirements for approval and effectiveness of the Concurso Plan have not been satisfied. See “The Restructuring and the Concurso Plan” and “The Mexican Law of Commercial Reorganizations.”
We may not be able to successfully complete our restructuring plan and continue our operations.
          Our ability to successfully complete our restructuring plan and continue our operations is also dependent on:
•	The overall strength and stability of general economic conditions in the glass container, automotive and construction industries;

•	Customer confidence in our viability going forward, and our ability to continue to maintain and expand our customer base;

•	The availability of adequate financing on acceptable terms from our suppliers and their continuing business relationships with us;

•	Our ability to maintain receivables securitization and sale of receivables programs which provide working capital for operations;

•	Our ability to sell non-productive assets at favorable prices; and

•	Development of new products and new uses for our products.

RISK FACTORS RELATING TO OUR BUSINESS
Our business and our ability to continue operations are highly dependent on sales volume, which has been significantly affected by the global economic and financial crisis and the severe recession.
          Our operational and financial results are highly sensitive to sales volume, as demonstrated by the sharp declines in each of our core businesses, Glass Containers and Flat Glass sales, in relation to the global economic and financial crisis, and the severe recession, that began in the second half of 2008, particularly in the markets in which we operate, principally Mexico, the Unites States and Europe. The sharp decline in demand for new cars and trucks in the automobile industry, for new homes and buildings in the construction industry, and reduced beer bottle demand for our main client in our Glass Containers business unit, resulted in a 36.8% decline in our consolidated operating income for 2008 compared to 2007, from Ps. 2,704 million to Ps. 1,710 million, and a further 22.3% decline in our operating income for 2009 compared to 2008, from Ps. 1,710 million to Ps. 1,329 million. Income before taxes decreased from Ps. 175 million in 2007 to a loss of Ps. 7,857 million in 2008 and a loss of Ps. 1,352 million in 2009. Net income decreased from Ps. 131 million in 2007 to a loss of Ps. 5,682 million in 2008 and a loss of Ps. 754 million in 2009.
          Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. For the six-month period ended June 30, 2010, we experienced a 7.3% decline year over year of our consolidated net sales compared with the same period of 2009, from Ps. 12,292 million to Ps. 11,399 million, reflecting lower volumes and price erosion as well as the effect of the appreciation of the Mexican peso to the U.S. dollar of 3.1% for that same period. Operating income in the same period went down from Ps. 633 million in 2009 to Ps. 616 million in 2010, due to the same factors affecting sales and increased natural gas prices. Net loss in the same period went from a loss of Ps. 409 million in 2009 to a loss of Ps. 459 million in 2010.
          The continuation of the economic downturn will continue to adversely affect our business and our ability to maintain profitable operations. A continued downturn in the Mexican economy, from which we derived 44% and 46% of our consolidated net sales for the years ended December 31, 2008 and 2009, respectively, would reduce the demand for our products and negatively impact our results of operations. Similarly, a prolonged economic downturn in the United States and Europe, from which we derived 47% and 46% of our consolidated net sales in 2008 and 2009, respectively, would have an adverse impact on the exports and foreign subsidiaries’ sales of our Flat Glass and Glass Containers business units. In recent years, economic conditions in Mexico have become increasingly correlated to economic conditions in the United States. Therefore, continuing adverse economic conditions in the United States could have a significant adverse effect on the Mexican economy. Also, in the past, economic crises in Asia, Russia, Brazil, Argentina and other countries have adversely affected the Mexican economy and therefore our results of operations.
We have insufficient liquidity to repay our existing obligations and meet our capital requirements.
          For the twelve months ended June 30, 2010, our operating income was Ps. 1,311 million ($103 million). As of June 30, 2010, our total consolidated indebtedness was Ps. 19,347 million ($1,528 million), of which Ps. 17,557 million ($1,387 million) is short-term debt. As of June 30, 2010, our unrestricted cash and cash equivalent balances were Ps. 2,203 million ($174 million).
          As a result of our financial condition, a number of our suppliers have imposed more restrictive payment terms and security arrangements, which further restrict our liquidity. In addition, under our arrangements to purchase the minority interest in Vitro Cristalglass, we are obligated to make payments of approximately 7 million euros ($10 million) from July 2010 to December 2010. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Inflation and Foreign Currency Exchange Rate Fluctuations.”
          As of June 30, 2010, we had open DFI hedges with Petróleos Mexicanos, S.A. de C.V., which we refer to as “Pemex,” for approximately 32% of our estimated natural gas consumption for the remainder of the year at an average price of approximately $6.80 per MMBTU for 2010, and approximately 19% of our estimated natural gas consumption at an average price of approximately $7.32 per MMBTU for 2011. As of June 30, 2010, our open DFIs with Pemex had a mark-to-market liability value of approximately $13.8 million. Although Pemex has historically never required collateral or requested early termination, Pemex has historically had the right to seek such remedies pursuant to the agreements and recently requested some collateral.
          Under the Pemex agreements mentioned above, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. During the first 6 months of 2010, we have made monthly settlement payments of an aggregate of Ps. 113 million ($8.9 million). If the market price of natural gas increases above the exercise price set forth in the agreement, we will be entitled to receive payments from Pemex. However, if the market price ($4.04 per MMBTU as of June 30, 2010) remains low or continues to decrease, our monthly settlement payments will continue at the same level or increase. If the negative mark-to-market value increases, we could be more likely subject to an unprecedented Pemex margin call, which would adversely impact our liquidity.
          Under our indentures governing the Old Notes, we are prohibited from incurring additional debt, other than the refinancing of outstanding debt and other limited exceptions, and, in addition, based upon our financial condition, we may not be able to arrange debt and other financings that could provide us with additional liquidity to operate our businesses.
Even if our debt restructuring is successful, our indebtedness and other obligations could continue to be significant and could contain significant restrictions.
          Even if we are successful in restructuring our obligations under our indentures governing the Old Notes and other financial instruments and complete our restructuring plan, we could continue to have a significant amount of indebtedness and other obligations. Our ability to make scheduled interest and principal payments on the restructured debt will depend upon our ability to achieve profitability levels to support our new debt, which may be dependent upon an improvement in the current economic environment in the industries we operate. Our net interest expense on debt for the twelve months ended June 30, 2010 was Ps. 2,254 million ($178 million), while our operating income was Ps. 1,311 million ($103 million).
          The amount of our interest payment requirements could adversely affect our business in a number of ways, including but not limited to, the following:
•	We may have less cash available to expand and improve our business, since we are required to dedicate a significant portion of our cash flow from operations to the payment of interest on our debt;

•	Our ability to obtain additional debt financing may be limited and the terms on which such financing is obtained may be negatively affected; and

•	Our ability to compete effectively against better-capitalized competitors and to withstand downturns in our business may be affected since a significant portion of our cash flow from operations is required to be dedicated to making interest payments. As a result, we may lose market share and experience lower sales, which, in turn, could result in a material adverse effect on our financial condition, results of operations and liquidity.
Price pressures that result from over-capacity, lower-margin business opportunities, flat glass customers’ initiatives, and consolidation of our customer base may adversely affect our businesses.
          Due to the global economic and financial crisis and the severe recession, there is a significant over-capacity in the markets in which we operate; therefore, we could face significant pricing pressure or could be forced to temporarily enter into different business segments with lower margins within our Glass Containers and Flat Glass businesses.

          Downward pricing pressure by automotive manufacturers is a characteristic of the automotive industry. Virtually all automakers have aggressive price reduction initiatives and objectives each year with their suppliers, and such actions are expected to continue in the future. In addition, estimating such amounts is subject to risk and uncertainties as any price reductions are a result of negotiations and other factors. If we are unable to offset customer price reduction in the future through improved operating efficiencies and other cost reduction initiatives, our results of operations would be adversely affected.
          Some of our largest customers, mainly in the Glass Containers business, have acquired companies with similar or complementary product lines. This consolidation has increased the concentration of our business with our largest customers. In many cases, such consolidation has been accompanied by pressure from customers for lower prices, reflecting the increase in the total volume of products purchased or the elimination of a price differential between the acquiring customer and the company acquired. Increased pricing pressures from our customers may have a material adverse effect on our results of operations.
We have customers that are significant to us and the loss of all or a portion of their business will have an adverse effect on us.
          Because of the relative importance of our largest customers, our business is exposed to a certain degree of risk related to customer concentration. In December 2008, Grupo Modelo, one of our key customers in our Glass Containers business notified us that due to the current world market contraction, it would significantly reduce its beer bottle orders from us. Based on our consolidated sales for 2008, the volume reduction impact on our annual consolidated sales for 2009 was approximately 6.45%, measured in Mexican pesos.
          Our significant customers in our Flat Glass segment are major original equipment car and truck manufacturers, Ford, General Motors, Chrysler, Nissan and Freightliner. Our automotive sales in 2009 declined 34% from 2008. The global downturn affected the level of sales in the automotive industry, and some of our key customers are rationalizing their product offering after emerging from reorganizations under U.S. bankruptcy laws or industry consolidations which may further reduce our levels of sales to this business segment. Given that our profitability depends on our maintenance of a high capacity utilization rate, the loss of all or a portion of the sales volume from a significant customer would have an adverse effect on us.
We have to pay interest and principal on our U.S. dollar-denominated debt with revenues generated in Mexican pesos or other currencies, as we do not generate sufficient revenue in U.S. dollars from our operations.
          As of June 30, 2010, 89% of our outstanding debt was denominated in U.S. dollars. We do not generate sufficient revenues in U.S. dollars from our operations to service our entire U.S. dollar-denominated debt. Consequently, we have to use revenues generated in pesos or other currencies to service our U.S. dollar-denominated debt. A devaluation of the Mexican peso against the U.S. dollar could adversely affect our ability to service our debt.
          Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
We have experienced rising operating costs in each of our businesses.
          Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented approximately 10% of our consolidated cost of goods sold in 2009. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations. Each one dollar change in our unit price of natural gas per million MMBTU has a direct impact of approximately $18 million on our annual operating costs based on our average historical consumption of approximately 1.5 million MMBTUs per month.

          For the year ended December 31, 2009, the natural gas price decreased 28% to $4.40 per MMBTU when compared to its closing price for the year ended December 31, 2008 of $6.07 per MMBTU. Our operating income was also affected by the increase in natural gas price as the average price increasing 22% from $3.71 to $4.54 per MMBTU for the six-month period ended June 30, 2009 compared to the same period of 2010.
          We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases. As of June 30, 2010, however, the only hedging arrangements to which we remain subject consist of hedging contracts with Pemex for approximately 32% of our estimated consumption for the remainder of the year and approximately 19% of our estimated consumption for 2011. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates and foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. In addition, the New Indentures governing the New Notes contain restrictions on entering into hedging agreements. See “Description of the New Notes—Certain Covenants—Hedging Agreements.” If the price of natural gas increases, we cannot assure you we would be able to raise the prices of our products to fully reflect the increases in our operating costs and, therefore, our results of operations could be adversely affected by continued high prices of natural gas.
          Furthermore, although a further decrease in the price of natural gas would have a positive impact of substantially reducing our cost of goods sold, the benefits to our cost of sales would be realized over a period of time, whereas such a further decrease would also have an adverse effect on the fair market value of our natural gas DFIs, resulting in losses that would be immediately recorded within our comprehensive financial results in our statements of operations as a result of mark-to-market valuation accounting requirements. See “Summary—Background of the Restructuring—Our Financial Difficulties—Claims Relating to Our Derivative Financial Instruments.”
          We are also a large consumer of soda ash with a consumption of approximately 300 thousand metric tons in 2009, which represented approximately 4% of our cost of goods sold. In the last four years, the price of the soda ash has increased by approximately 70%.
          Other potential sources of significant variations in our cost of goods sold are packaging and freight costs, which represented 6% and 2% respectively of our cost of goods sold in 2009, respectively.
We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands.
          Historically, aggressive investment by our global competitors such as Compagnie de Saint Gobain (“Saint Gobain”) and Guardian Industries Corporation (“Guardian”), and vertically integrated customers with glass manufacturing facilities in Mexico, coupled with the increased imports of low-cost competitive products into several of our important markets, has resulted in an increase in capacity that has brought significant pricing pressure on our products, particularly in our flat glass construction market where the industry is faced with over-capacity. Similarly, our competitors may make new investments in Mexico in the glass containers market. Loss of existing or future market share to competitors or customers in any of our business units may adversely affect our performance and, to the extent that one or more of our competitors becomes more successful than us with respect to any key competitive factor, our results of operations, financial position and liquidity may be adversely affected.
          Our operations have relatively high fixed costs relating to equipment purchases and employee costs. Customer financial difficulties have resulted, and could result in the future, in sharp decreases in demand and we may be unable to adjust our cost structure in a timely manner to compensate for shortfalls in sales. If current and anticipated customers do not place orders with us in accordance with our expectations or at all, it may be difficult to plan our capacity which cannot be altered easily. If our capacity does not match our customer demand, we will be burdened with expensive and unutilized overcapacity which could have an adverse effect on our business and results of operations.

We face intense competition from other glass container producers, as well as from makers of alternative forms of packaging.
          We face competition from other glass container producers, as well as from makers of alternative forms of packaging, such as aluminum cans and plastic containers. We compete with each rigid packaging competitor on the basis of price, quality, service and the marketing attributes of the container. Advantages or disadvantages in any of these competitive factors may be sufficient to cause the customer to consider changing suppliers and/or using an alternative form of packaging. We also compete with manufacturers of non-rigid packaging alternatives, including flexible pouches and aseptic cartons, in serving the packaging needs of, among others, juice and food customers.
Difficult market conditions in the automotive industry may affect our operating margins and results of operations.
          The North American automotive industry has recently faced difficult market conditions. North American automobile manufacturers have experienced slower demand and increased pricing pressures on their products. Even though the industry has shown moderate signs of recovery in 2010, these difficult market conditions in the automotive industry may continue to lead to additional pricing pressure on our products and may lead to loss of sales volume, either of which may have an adverse effect on us. In addition, the automotive industry has experienced pressures due to increased oil prices and the elimination of certain tax incentives in the United States which could decrease our OEM business sales, as the U.S. demand in the automobile sector has declined.
          Certain of our flat glass products sold to OEMs in the automotive industry are sold under global purchase agreements, which are entered into after completion of a bidding process. Such automotive OEMs have significant buying power which, coupled with substantial competition, puts pressure on prices and margins relating to products supplied under the global purchase agreements. As a result, even if we were awarded the right to sell to an automotive OEM under a global purchase agreement, we may sell at operating margins that are lower than margins generally achievable from sales to other flat glass customers. The automotive OEM business line represented 9% and 7% of our consolidated net sales for the years ended December 31, 2008 and 2009, respectively.
The costs of complying with environmental protection and health and safety laws, and any liabilities arising thereunder, may increase and adversely affect our business, results of operations, cash flows or financial condition.
          We are subject to various environmental protection and health and safety laws and regulations governing, among other things, the generation, storage, handling, use, remediation, disposal and transportation of hazardous materials, the emission and discharge of hazardous materials into the ground, air or water, and the health and safety of our employees.
          We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.
          Since 1998, we have been participating in a voluntary audit program at our Mexican facilities. As a result of audits by and implementation of certain measures suggested by the Procuraduría Federal de Protección al Ambiente (Federal Environmental Protection Agency), which we refer to as “PROFEPA,” action plans are entered into, and costs are incurred, to make environmental investments and improvements required for PROFEPA Clean Industry certification.
          Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations, cash flow or financial condition.
Substitution trends in the glass container industry may continue to adversely affect our business.
          Glass containers have been, and continue to be, subject to competition from alternate forms of packaging, including plastic containers, aluminum cans and laminated paper containers. In mature glass containers markets, such as in the United States, demand for glass containers began a sustained long-term decline in the 1970s (although such decline has substantially diminished in recent years). In connection with such decline, the glass containers industry experienced a reduction in capacity and consolidation among glass container producers. The remaining glass containers producers in mature markets have faced, and may continue to face, pricing pressures as a result of competition from other forms of packaging. Mexico is becoming a mature market, with increased competition from alternate forms of packaging, particularly plastic, aluminum cans and laminated paper containers. Such products have adversely affected, and may continue to adversely affect, our prices and operating margins, principally with respect to glass containers for the beer, soft drinks and food industries. Our Glass Containers business unit represented 52% of our consolidated net sales in 2009.
Protracted constraints on our capital expenditures may impact our business operations.
          We are constrained in our capital expenditures by our current financial condition. Therefore, our capital expenditures are limited in 2010. During 2009, we invested $77 million. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we may be required to defer a portion of such expenditures to future periods. See “Liquidity and Capital Resources.” A prolonged constraint on our available resources for capital expenditures could have a materially adverse effect on our results of operations.
RISK FACTORS RELATING TO ECONOMIES IN WHICH WE PARTICIPATE
Economic developments in Mexico, the United States and Europe affect our business.
          The year 2009 was characterized by a continuation of the slowdown in global economic activity and a global recession that led to tight credit markets and a global decline in demand. The global economic deceleration had its roots in the U.S. economy, which experienced growth decline from 2.1% in 2007 to 0.4% in 2008 and contracted at a rate of 2.4% in 2009. During the global economic crisis, the United States and other countries around the world, and particularly Spain’s construction market, experienced deteriorating economic conditions. Global consumer confidence eroded amidst concerns over declining asset values, inflation, energy costs, geopolitical issues, the availability and cost of credit, rising unemployment, and the stability and solvency of financial institutions, financial markets, businesses and sovereign nations.
          The housing and construction markets in the United States have been seriously affected by the sub-prime mortgage crisis, which has also affected the economy overall. The growth in housing sales and construction financed by credit played a large role in the economy’s expansion by lifting other sectors of the economy. Losses on sub-prime mortgages have negatively affected not only the housing and construction markets but other sectors and the availability of credit generally. Increased foreclosures could generate increased inventory on the housing market which could affect our residential and commercial construction sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Trend Information.”
          As a consequence of the global economic and financial crisis, and the severe recession, that began in the second half of 2008, the Mexican economy entered into a recession. In 2009, Mexico’s GDP registered a contraction rate of 6.5%. In 2008, Mexico’s GDP registered a growth rate of 1.3%, a lower figure than the GDP growth rate of 3.3% reported for 2007. The majority of our manufacturing facilities are located in Mexico. Most of our manufacturing facilities are located in Mexico. Our consolidated net sales resulting from sales to parties located within Mexico were 42%, 44% and 46% for each of the years ended December 31, 2007, 2008 and 2009, respectively. Thus, the current recession in Mexico could affect our operations to the extent that we are unable to reduce our costs and expenses in response to falling demand. These factors could result in a decrease in our sales and revenues.

          Even though the economy has shown moderate signs of recovery in 2010, some of our markets are still experiencing contraction and excess capacity, including the construction sector in the United States and Spain. In Mexico, for 2010, we expect the country to continue confronting difficulties, due to a slower than expected recovery in the domestic market and in the U.S. economy.
          Future economic declines in or affecting Mexico, the United States or Europe could adversely affect us and our ability to obtain financing.
Foreign currency exchange rate fluctuations may have an adverse effect on our operating income and our total comprehensive financial result.
          Our total comprehensive financing result is impacted by changes in the value of the Mexican peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in our total financing cost result primarily from the impact of changes in the U.S. dollar-Mexican peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash, cash equivalents and accounts receivable). Because historically our U.S. dollar-denominated liabilities have exceeded our U.S. dollar-denominated monetary assets, the devaluation and appreciation of the Mexican peso resulted in exchange losses and gains, respectively. The closing exchange rate of 2009, Ps. 13.0587 per one dollar, compared with the closing exchange rate of 2008, Ps. 13.8325 per one dollar, showed an appreciation of the Mexican peso of 5.6%. This appreciation reflected an exchange gain in our financial statement. As of June 30, 2010 the exchange rate is Ps. 12.6567 per one dollar, an appreciation of 3.1% compared with the closing exchange rate of Ps. 13.0587 in December 31, 2009. Accordingly, during the six-month period ended June 30, 2010, the appreciation of the Mexican peso relative to the U.S. dollar resulted in foreign currency exchange gains. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Inflation and Foreign Currency Exchange Rate Fluctuations.”
          Changes in the value of the Mexican peso to the U.S. dollar also have an effect on our results of operations. In general, a devaluation of the Mexican peso results in an increase of our operating margins, and an appreciation of the Mexican peso results in a decrease in our operating margins, in each case, when measured in pesos. This is because the aggregate amount of our consolidated net sales denominated in or linked to the U.S. dollar exceeds the aggregate amount of our costs of goods sold and our general, administrative and selling expenses denominated in or linked to the U.S. dollar.
          A substantial portion of the sales generated by our Mexican subsidiaries and U.S. subsidiaries are either denominated in or linked to the U.S. dollar. The prices of a significant number of the products we sell in Mexico, particularly flat glass for automotive uses and capital goods, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into Mexican pesos using the exchange rate in effect at the date of the transaction.
          Further, a strong Mexican peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong Mexican peso relative to the U.S. dollar also makes our products with prices denominated in or affected by the value of the U.S. dollar less competitive or profitable. With respect to such products, when the Mexican peso appreciates we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in pesos. Given the competitive nature of the industries in which we operate, we have chosen to reduce our operating margins for such products in response to appreciation of the Mexican peso relative to the U.S. dollar in the past.
          The sales generated by our Spanish subsidiary are either denominated in or linked to the euro, while its cost of goods sold is denominated in or linked to the U.S. dollar. Changes in the value of the U.S. dollar to the euro may have an adverse effect on us in a similar fashion to those described with respect to the value of the Mexican peso above.

We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition.
          Some of our components of our costs of goods sold are subject to market price variations, especially energy costs which represented approximately 10% of our consolidated cost of goods sold in 2009. Such cost is directly linked to the price of natural gas which has experienced significant volatility in recent years. Since the price of natural gas in Mexico is tied to the price of natural gas in Southern Texas, which in turn is fully exposed to market factors such as demand in the United States or the amount of available natural gas reserves, we are exposed to such price variations.
          Interest rate risk exists primarily with respect to our floating-rate Mexican peso and U.S. dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR increase significantly, our ability to service our debt will be adversely affected. As of June 30, 2010, our TIIE-rate and LIBOR-rate debt amounted to Ps. 1,548 million ($122 million) and Ps. 623 million ($49 million), respectively.
          Because our net sales and a significant portion of our operations are denominated in the Mexican peso and the U.S. dollar, our business is subject to adverse effects of foreign exchange rate fluctuations. These fluctuations may result from changes in economic conditions, investor sentiment, monetary and fiscal policies, the liquidity of global markets, international and regional political events, and acts of war or terrorism. In addition, the fluctuation of the foreign exchange rate may adversely affect our U.S. dollar-denominated debt.
          We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases, interest rates or foreign exchange rates. As of June 30, 2010, however, the only hedging arrangements to which we remain subject consist of hedging contracts with Pemex for approximately 32% of our estimated consumption for the remainder of the year and approximately 19% of our estimated consumption for 2011. Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in natural gas prices, interest rates or foreign exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
Developments in other emerging market countries may adversely affect our business or the market price of our securities.
          As is the case with respect to securities of issuers from other emerging markets, the market value of securities of Mexican companies is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in these countries may differ significantly from economic conditions in Mexico, investors’ reactions to developments in any of these other countries may have an adverse effect on the market value of securities of Mexican issuers. In recent years, for example, prices of both Mexican debt securities and Mexican equity securities dropped substantially as a result of developments in Russia, Asia and Brazil.
          During recent years, Venezuela, Colombia and certain EU markets have shown instability related to certain political and economic troubles (e.g., sovereign debt problems in Greece, Spain and Portugal). In the countries in which we operate, we are subject to government protectionist measures, anti-dumping regulation, actions aimed at imposing controls on capital and other such practices that may adversely affect our business.
          In addition, the correlation between economic conditions in Mexico and the United States has sharpened as a result of the North American Free Trade Agreement (NAFTA) and increased economic activity between the two countries. As a result of the slowing economy in the United States and the uncertainty it could have on the general economic conditions in Mexico and the United States, our financial condition and results of operations could be adversely affected. In addition, due to recent developments in the international credit markets, capital availability and cost could be significantly affected and could restrict our ability to obtain financing or refinance our existing indebtedness on favorable terms, if at all.

If foreign currency exchange controls and other restrictions are imposed, we may not be able to service our debt in U.S. dollars, which exposes investors to foreign currency exchange risk.
          In the past, the Mexican economy has experienced balance of payments deficits, shortages in foreign currency reserves and other problems that have affected the availability of foreign currencies in Mexico. The Mexican government does not currently restrict or regulate the ability of persons or entities to convert pesos into U.S. dollars. However, it has done so in the past and could do so again in the future. We cannot assure you that the Mexican government or any other government in countries in which we operate will not institute a restrictive currency exchange control policy in the future. Such restrictive foreign currency exchange control policies could prevent or restrict access to U.S. dollars and limit our ability to service our U.S. dollar-denominated debt.
Political events in Mexico could affect Mexican economic policy and adversely affect us.
          Our business, financial condition and/or results of operations may be affected by economic, political or social developments in Mexico, including, among other things, any political or social instability, changes in the rate of economic growth or contraction, changes in the exchange rate between the Mexican peso and the U.S. dollar, an increase in Mexican inflation or interest rates, changes in Mexican taxation and any amendments to existing Mexican laws and regulations.
          Federal Congressional mid-term elections were held on July 5, 2009, and the opposition Institutional Revolutionary Party (Partido Revolucionario Institucional, or “PRI”) won a relative majority of the seats in the Mexican Congress, while the National Action Party (Partido Acción Nacional) lost its majority position. The PRI congressional majority, as well as its de-facto coalition with Mexico’s Green Party (Partido Verde Ecologista de Mexico) and the possible lack of alignment between the President and this new legislature may result in government gridlock. We cannot provide any assurance that the current political situation or any future political developments in Mexico will not have a material adverse effect on our results of operations and financial condition.
Security issues and social instability in Mexico could adversely affect us.
          High incidences of crime throughout Mexico, including kidnappings and drug trafficking, could have an adverse effect on our business as foreign investors may be less likely to invest in Mexico, which could negatively impact our domestic economy. Social instability in Mexico or adverse social or political developments in or affecting Mexico could adversely affect us and our ability to obtain financing. The possibility of having similar or other incidents in the future could adversely affect our business and operations.
We face risks related to health epidemics and other outbreaks.
          In April 2009, an outbreak of A H1N1 virus occurred in Mexico and the United States, followed by cases in Asia and Europe. A future occurrence of A H1N1 virus or other adverse public health developments in Mexico, or in the countries where we operate, may have a material adverse effect on our business operations. Our operations may be impacted by a number of health-related factors, including, among other things, quarantines or closures of our facilities that could disrupt our operations, and a general slowdown in the Mexican economy. Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations.
Our financial statements may not give you the same information as financial statements prepared under United States accounting principles or Exchange Act reporting requirements.
          Mexican companies listed on the Bolsa Mexicana de Valores, which we refer to as the “Mexican Stock Exchange,” including us, must prepare their financial statements in accordance with MFRS. MFRS differs in certain significant respects from U.S. GAAP as it relates to our consolidated financial statements, including, among other things, the treatment of minority interests, workers’ profit sharing, accounting for the effects of deferred income taxes and consolidation of subsidiaries. Moreover, we filed a Form 15F for deregistration to terminate our registration and reporting requirements under the Exchange Act; if such deregistration is successfully completed, we will no longer be required to disclose financial and other information that is compliant with Exchange Act reporting requirements. For these and other reasons, the presentation of financial statements and reported earnings prepared in accordance with MFRS may differ materially from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP and Exchange Act reporting requirements.
Our operations may be adversely affected by earthquakes, hurricanes or some other natural disaster that could have an effect on our service to clients.
          In April 2010, our float glass facility in Mexicali and the inventories in that plant sustained damage as the result of an earthquake, which caused a temporary halt in production and the loss of a large amount of inventories. On July 1, 2010, our manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Our float glass manufacturing and automotive processing facilities and our facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. See “Summary—Recent Developments—Temporary Suspension of Operations at Manufacturing Facilities in García, Nuevo León.”
          Our operations may be impacted in the future by a number of natural disasters or their consequences, including, among other things, flood, damage to roads, highways and/or bridges, and interruption of water, electricity and natural gas supply, which could disrupt our operations and impact our service to our clients.
RISK FACTORS RELATING TO THE NEW NOTES
Our ability to repay the New Notes and our other debt depends on cash flow from our subsidiaries.
          Vitro is a holding company whose only material assets will be its ownership interests in its subsidiaries. Consequently, we depend on distributions or other inter-company transfers of funds from our subsidiaries to meet our debt service and other obligations, including with respect to the New Notes. Our non-guarantor subsidiaries are not obligated to make funds available to us for payments on the New Notes. We cannot assure you that the operating results of our subsidiaries will be sufficient to enable us to make payments on the New Notes. Furthermore, under Mexican law, our subsidiaries may only pay dividends out of retained earnings and after all losses from prior fiscal years have been satisfied.
The New Indentures governing the New Notes are expected to contain certain restrictive covenants.
          The New Indentures governing the terms of our indebtedness are expected to contain certain covenants that are customary for similar indebtedness. Such covenants include, among other things, restrictions on our ability and our subsidiaries’ ability to (i) incur additional debt or issue subsidiary preferred stock or stock with a mandatory redemption feature before the maturity of the New 2019 Notes, (ii) pay dividends on our capital stock, (iii) redeem or repurchase capital stock or prepay or repurchase subordinated debt, (iv) make some types of investments and sell assets, (v) create liens, (vi) create, acquire or participate in strategic joint ventures, (vii) engage in transactions with affiliates, except on an arm’s-length basis, (viii) enter into sale and leaseback transactions, (ix) make certain capital expenditures, (x) enter into hedging agreements; and (xi) consolidate or merge with, or sell substantially all our assets to, another person. In addition, under the terms of the New Indentures, we will be required to assign all of our intercompany debt to a voting trust pursuant to which all such intercompany debt will be voted by the trustee of such trust (at the instruction of a majority of third party creditors) in the event of a subsequent concurso mercantil or other similar insolvency proceeding involving us and/or our subsidiaries. As of June 30, 2010, under the restrictive covenants of our current indentures, we were prohibited from incurring any additional debt other than certain limited permitted debt exceptions.
          The restrictions in our New Indentures governing the New Notes could include similar restrictions that could limit our flexibility to adjust to changes in our business and the industries in which we operate, and limit our ability to fund future operations, acquisitions or meet extraordinary capital needs.
The guarantees may not be enforceable.
          The guarantees provide a basis for a direct claim against the Guarantors; however, it is possible that the guarantees may not be enforceable under Mexican law. Mexican law does not prohibit the giving of guarantees and as a result does not prevent the guarantees of the New Notes from being valid, binding and enforceable against the Guarantors in the event that a Guarantor becomes subject to a concurso mercantil or to a bankruptcy (quiebra). However, the relevant guarantee may be deemed to have been a fraudulent transfer and declared void if the Guarantor is deemed not to have received fair consideration in exchange for such guarantee.
The guarantees of our non-Mexican Guarantors may be held to be unenforceable under fraudulent conveyance laws or limited by other applicable laws.
          We have agreed to cause our non-Mexican Guarantors to guarantee the New Notes. The guarantees of such non-Mexican Guarantors may be subject to review under various laws for the protection of creditors. It is possible that the creditors of such non-Mexican Guarantors may challenge a guarantee as a fraudulent transfer under relevant U.S. federal and state laws by claiming, for example, that, since the guarantees of such non-Mexican Guarantors were incurred for our benefit (and only indirectly, if at all, for the benefit of such non-Mexican Guarantors), the obligations of such non-Mexican Guarantors were incurred for less than reasonable equivalent value or fair consideration. Moreover, laws for the protection of creditors of other jurisdictions also provide similar remedies to creditors of a guarantor. Under certain circumstances, including a finding that a guarantor was insolvent at the time its guarantee was issued, a court could hold that the obligations of the guarantor under the guarantee may be voided or is subordinate to other obligations of the guarantors or that the amount for which a guarantor is liable under a guarantee may be limited. Different jurisdictions define “insolvency” differently. However, a guarantor generally would be considered insolvent under applicable U.S. laws at the time it guaranteed the New Notes if:
•	the fair market value (or fair saleable value) of its assets is less than the amount required to pay its total existing debts and liabilities (including the probable liability of contingent liabilities) as they become absolute or mature; or

•	the guarantor were incurring debts beyond its ability to pay as such debts mature.
          In addition, in compliance with Swiss law, the aggregate amount payable by each Swiss Guarantor will be limited for each such Swiss Guarantor to an amount equal to the maximum amount of the freely distributable retained earnings of such Swiss Guarantor as of such time. There may be other limitations on the guarantees of our other non-Mexican Guarantors required under local applicable laws.
          We cannot assure you what standard a court would apply to determine whether a guarantor was “insolvent” as of the date the New Notes were guaranteed. Irrespective of the method of valuation, a court may determine that the guarantees constituted fraudulent transfers on another ground whether or not a guarantor was insolvent on the date the guarantee was issued. In addition, although the New Indentures governing the New Notes will limit the amount of the guarantees to the amount that will result in the guarantees not constituting fraudulent transfers or improper corporate distributions, we cannot be certain which standard a court would apply in determining the maximum liability of the guarantors.
Payments on the New Notes and the guarantees will be junior to any secured debt obligations of Vitro and the Guarantors, as the case may be, and effectively junior to debt obligations of any non-guarantor subsidiaries.
          The New Notes and the guarantees will constitute unsecured unsubordinated obligations of Vitro and the Guarantors and will rank equal in right of payment with all of the other existing and future unsecured unsubordinated indebtedness of Vitro and the Guarantors, respectively. Although the holders of the New Notes will have a direct, but unsecured, claim on the assets and property of Vitro, payment on the New Notes will be subordinated to any secured debt of Vitro to the extent of the assets and property securing such debt. Payment on the guarantees of the New Notes will be subordinated to any present or future secured debt of the Guarantors to the extent of the assets and property securing such debt. Payment on the New Notes will also be effectively subordinated to the payment of secured and unsecured debt and other creditors of our and the Guarantors’ non-guarantor subsidiaries. In addition, under Mexican law, the obligations of Vitro and the Guarantors under the guarantees are subordinated to certain statutory preferences, including claims for salaries, wages, secured obligations, social security and taxes. In the event of Vitro’s and of the Guarantors’ concurso mercantil, or bankruptcy liquidation, such statutory preferences will have preference over any other unsecured claims, including claims by any holder of the New Notes. As of June 30, 2010, our secured debt was Ps. 2,324 million ($183.6 million).
          Not all of our subsidiaries will be guarantors of the New Notes. However, our financial information (including our financial statements incorporated by reference) is presented on a consolidated basis. For the six-month period ended June 30, 2010, our non-guarantor subsidiaries accounted for 3% of our revenues and 9% of our total assets. As of June 30, 2010, our non-guarantor subsidiaries had Ps. 865 million ($68 million) of indebtedness, all of which is structurally senior to the New Notes.
U.S. Holders of the Old Notes accepting the Concurso Plan may recognize income in the exchange offer.
          A U.S. Holder (as defined under “Certain U.S. Federal Income Tax Considerations”) that exchanges Old Notes for the Restructuring Consideration will be subject to U.S. federal income tax on any gain resulting from the exchange unless the exchange qualifies as a “recapitalization.” In addition, the Note Consent Payment and Restructuring Fee may give rise to ordinary taxable income for a U.S. Holder even if the exchange qualifies as a recapitalization or the Holder would otherwise recognize a loss on the exchange. Finally, the terms of the New 2019 Notes will likely subject the New 2019 Notes to the original issue discount rules and, possibly, to certain rules applicable to contingent payment debt instruments. These rules could result in U.S. Holders being required to include amounts in taxable income in advance of the receipt of cash payments on the New 2019 Notes. The proper characterization for U.S. tax purposes of the New MCDs is unclear. See the discussion herein under the heading “Certain U.S. Federal Income Tax Considerations” and “Material Mexican Federal Tax Considerations” for a discussion of the tax consequences of the exchange of the Old Notes for the Restructuring Consideration and Note Consent Payment.
          The U.S. federal income tax consequences associated with exchanging Old Notes for the Restructuring Consideration, receiving the Note Consent Payment and Restructuring Fee and owning the New Notes are very complex. U.S. Holders should consult their own tax advisers as to the U.S. federal income tax consequences to them of granting their consent, and of the ownership and disposition of the New Notes, including the application of the tax considerations discussed in this Statement to their particular situations, as well as the application of state, local, foreign or other tax laws.
The provisions of the New Indentures governing the New Notes generally will not apply to our Unrestricted Subsidiaries and therefore their ability, among other things, to incur debt, encumber their assets and make payments and distributions will not be limited thereby.
          Generally, the covenants and events of default to be included in the New Indentures governing the New Notes will not apply to the Unrestricted Subsidiaries. See “Description of the New Notes.” As a result, the New Indentures governing the New Notes will impose no limitations on the ability of the Unrestricted Subsidiaries, among other things, to incur debt, make restricted payments, pledge their assets, make asset sales and permit restrictions on their ability to pay dividends or make other distributions to us or to issue their stock to third parties.
          Moreover, our Unrestricted Subsidiaries will not guarantee the New Notes. Thus, the New Notes will be effectively subordinated to all obligations, including indebtedness and trade payables, of our Unrestricted Subsidiaries. As a result, when evaluating our credit risk and making an investment decision with respect to the New Notes, you should not expect that the assets or cash flow of, if any, or our equity interest in, the Unrestricted Subsidiaries will be available to repay the principal of, or pay interest on, the New Notes. Subject to the limitations described under “Description of the New Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries,” we will be permitted to designate new or existing subsidiaries as Unrestricted Subsidiaries.
Absent an exemption from registration under the Securities Act, we cannot assure you that the New Notes will not be subject to certain transfer restrictions. There is no established trading market for the New Notes and holders of New Notes may not be able to sell the New Notes at the price that holders paid, or at all.
          We are making the Exchange Offer and Consent Solicitation in accordance with Section 3(a)(9) of the Securities Act, which will result in the New Notes being freely transferable, like the Old Notes, when issued in exchange for the Old Notes. Upon filing of our concurso mercantil petition, we intend to seek an order of a bankruptcy judge in connection with a bankruptcy proceeding whether pursuant to chapter 11 of the U.S. Bankruptcy Code or an ancillary proceeding pursuant to chapter 15 of the U.S. Bankruptcy Code providing an exemption from registration under the Securities Act and applicable state and local laws requiring registration of securities with respect to the New Notes issued under the Concurso Plan in exchange for all of the Restructured Debt. We cannot provide any assurance that we will be successful in obtaining such an order. If we do not obtain such an order, the New Notes issued in exchange for the DFI Claims and Other Debt will be subject to certain transfer restrictions.
          There is no established trading market for the New Notes. We do not intend to list the New Notes on any securities exchange or to arrange for their quotation on any automated dealer quotation system. As a result, we can make no assurances as to the liquidity of any trading market for the New Notes.
          We also can make no assurances that holders of New Notes will be able to sell their New Notes at a particular time or that the prices that such holders receive when they sell the New Notes will be equal to or more than the prices they paid for the New Notes. Future trading prices of the New Notes will depend on many factors, including:
•	our operating performance and financial condition;

•	ratings of our debt published by credit rating agencies;

•	the level, direction and volatility of market interest rates generally;

•	the time remaining to maturity of the New Notes;

•	the liquidity of the New Notes generally and the interest of securities dealers in making a market in the New Notes;

•	the market for similar securities; and

•	general economic and political conditions.
We may not have the ability to raise funds necessary to finance the Change of Control offer required by the New Indentures governing the New Notes.
          If we undergo a Change of Control (as defined in the New Indentures governing the New Notes), we may need to refinance large amounts of our debt, including the New Notes and certain indebtedness. Under the New Indentures governing the New Notes, if a Change of Control occurs, we must offer to buy back the New Notes for a price equal to 101% of the outstanding principal amount of the applicable New Notes, plus any accrued and unpaid interest. We may not have sufficient funds available to us to make any required repurchases of the New Notes upon a Change of Control. If we fail to repurchase the Old Notes, as applicable, in those circumstances, we will be in default under the applicable indenture.
          Any future debt that we incur may also contain restrictions on repurchasing of the New Notes upon a Change of Control. If any Change of Control occurs, we may not have sufficient funds to satisfy all of our debt obligations.
Various provisions of Mexican law may make it difficult for holders of New Notes to convert payments they receive in pesos into U.S. dollars or may make it difficult for holders of New Notes to recognize the full value of payments to them.
          We are required to make payments of amounts owed on the New Notes in U.S. dollars. However, under the Ley Monetaria de los Estados Unidos Mexicanos, which we refer to as the “Mexican Monetary Law,” obligations to make payments in Mexico in foreign currency, whether by agreement or upon enforcement of a judgment, may be discharged in pesos at the exchange rate for pesos prevailing at the time and place of payment. This rate is currently determined by the Mexican Central Bank every business day in Mexico and published the next business day in Mexico’s Daily Official Gazette of the Federal Government. Accordingly, we will be legally entitled to make payment of amounts due on the New Notes in pesos if payment of the New Notes is sought in Mexico through the enforcement of a non-Mexican judgment or otherwise. If we elect to make payments due on the New Notes in pesos in accordance with the Mexican Monetary Law, we can make no assurances that the amounts paid may be converted by the payee into U.S. dollars or that, if converted, such amounts would be sufficient to purchase U.S. dollars equal to the amount of principal, interest or additional amounts due on the New Notes.
You may not be able to effect service of process on us, our non-U.S. subsidiaries, our directors or our officers or to enforce in Mexican courts judgments obtained against us in the United States.
          We are a corporation (sociedad anonima bursátil de capital variable) organized under the laws of Mexico. Almost all of our directors and officers reside outside the United States. Substantially all of the assets of such persons are located outside the United States. A substantial portion of our assets are located (and a majority of our resources are derived from sources) in Mexico. As a result, it may not be possible for investors to effect service of process within the United States or in any other jurisdiction outside of Mexico upon us, our non-U.S. subsidiaries, our directors or our officers or to enforce against us, our non-U.S. subsidiaries, our directors or our officers in any jurisdiction outside of Mexico judgments predicated upon the laws of any such jurisdiction, including any judgment predicated upon the U.S. federal and state securities laws. We have been advised by our special Mexican counsel, Kuri Breña, Sánchez Ugarte y Aznar S.C., that there is uncertainty as to the enforceability in Mexican courts, in original actions or in actions for enforcement of judgments obtained in courts of jurisdictions outside of Mexico, of civil liabilities arising under the laws of any jurisdiction outside of Mexico, including any judgment predicated solely upon the U.S. federal and state securities laws.
Judgments of Mexican courts enforcing the obligations of the Company and the Guarantors in respect of the New Notes would be paid only in pesos.
          Under the Mexican Monetary Law, in the event that any proceedings are brought in Mexico seeking performance of the obligations of the Company or the Guarantors under the New Notes, pursuant to a judgment or on the basis of an original action, we and the Guarantors may discharge our obligations denominated in any currency other than Mexican pesos by paying Mexican pesos converted at the rate of exchange prevailing on the date payment is made. This rate is currently determined by the Mexican Central Bank every business day in Mexico and published the next business day in Mexico’s Daily Official Gazette of the Federal Government.
          In addition, if we or the Guarantors are declared bankrupt or become subject to concurso mercantil, our obligations and the obligations of the Guarantors under the New Notes, respectively, (i) would be converted into Mexican pesos and then from Mexican pesos into UDIs and would not be adjusted to take into account any devaluation of the Mexican peso relative to the U.S. dollar occurring after such conversion, (ii) would be satisfied at the time claims of all our creditors are satisfied, (iii) would be subject to the outcome of, and priorities recognized in, the relevant proceedings, (iv) would cease to accrue interest from the date a concurso mercantil is declared and (v) would be subject to certain statutory preferences, including tax, social security and labor claims and claims of secured creditors. In addition, the guarantees may not be enforceable.
Our by-laws only permit Mexican ownership of our shares, and we do not have an ADS program. Upon conversion of the New MCDs, you may not hold shares directly but only through our CPO program.
          Our by-laws (estatutos sociales) contain limitations for share holding by non-Mexican investors. We may consider modifying our by-laws prior to the conversion of the New MCDs in order to avoid such restrictions. Because a by-law amendment requires shareholder approval at an extraordinary shareholders’ meeting, no assurance may be given that the shareholders will approve such an amendment. Absent such amendment, non-Mexican investors may not directly hold our shares and may only be entitled to the benefits of our shares through our CPO program, which we have in place through a Mexican trust in Nacional Financiera. Moreover, the Company does not have an American Depositary Shares (“ADS”) program in place, and does not intend to implement one in the near future. Therefore, shares or CPOs resulting from the conversion of the New MCDs may not be traded in any market other than Mexico.
If you hold New MCDs, you will not be entitled to any rights with respect to our by-laws and our shares, but will be subject to all changes made with respect to our shares.
          If you hold New Notes, you will not be entitled to any rights with respect to our shares (including, without limitation, voting rights or rights to receive any dividends or other distributions) but will be subject to all changes affecting our shares. You will have rights with respect to our shares only if and when you tender your New MCDs for conversion and comply with the other requirements to convert them and, in limited cases, under the conversion rate adjustments applicable to the New MCDs, as set forth in “Description of the New Notes.” For example, in the event that an amendment is proposed to our by-laws (estatutos sociales) requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the conversion date, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our shares that result from the amendment. Similarly, if we declare a dividend and the record date determining the shareholders of record entitled to the dividend occurs prior to the conversion date, you will not be entitled to the dividend. See “Description of the New Notes.”
There are restrictions in Mexico on resale of the New Notes.
          The New Notes will not be recorded in Mexico’s National Securities Registry (Registro Nacional de Valores). As a result, you may transfer or resell the New Notes and the shares issuable upon conversion of the New Notes in Mexico only in a private transaction or otherwise pursuant to a private placement exception set forth under Article 8 of the Ley del Mercado de Valores, or Mexican Securities Market Law, to institutional and qualified buyers. Participating Creditors who consent pursuant to the terms of this Statement should proceed on the assumption that they may have to hold the New Notes until maturity. See “Notice to Investors.”
We may not be able to obtain shareholders’ or regulatory authorizations for the issuance of the New MCDs and sufficient shares for purposes of timely satisfying our settlement obligations in connection with a conversion.
          We expect to obtain shareholders’ authorization for the issuance of the New MCDs and additional ordinary shares, free of preemptive rights, to be kept in our treasury for the purpose of complying with our conversion obligations under the New MCDs. Because the issuance of the New MCDs and the issuance of ordinary shares require shareholder approval and such a covenant may not be enforced through specific performance, no assurances may be given that our shareholders will authorize the issuance of the New MCDs and such additional shares. In addition, under our by-laws, non-Mexican investors may only be entitled to the benefits of our shares through a CPO program that we have in place through a Mexican trust agreement with Nacional Financiera. See “Description of the CPOs.” Failure by us to have sufficient ordinary shares, free of preemptive rights, available for conversion, would result in an event of default under the New MCDs and you would have to pursue your remedies provided in the New MCDs.
An adverse rating of the New Notes may cause their trading prices to fall.
          We intend to obtain ratings for the New Notes. If a rating agency rates the New Notes, it may assign a rating that is lower than investors’ expectations. Rating agencies also may lower ratings on the New Notes in the future. If rating agencies assign a lower-than-expected rating or reduce, or indicate that they may reduce, their ratings in the future, the trading price of the New Notes could decline significantly.

CAPITALIZATION
          The following table sets forth our capitalization on a consolidated basis as of June 30, 2010:
•	on an actual basis; and

•	as adjusted to give effect to the Concurso Plan.
          This table should be read in conjunction with “Selected Historical Consolidated Financial Information,” “Unaudited Pro Forma Financial Information,” “Liquidity and Capital Resources” and the consolidated financial statements included in this Statement.

	As of June 30, 2010
	Actual	Actual	As Adjusted	As Adjusted
	(Ps. millions)	($ millions)(1)	(Ps. millions)	($ millions)(1)
Restructured Debt:
Old Notes
2012 Notes	3,797	300	—	—
2013 Notes	2,734	216	—	—
2017 Notes	8,860	700	—	—

Total	15,391	1,216	—	—
DFI Claims (including Promissory Notes)	3,040	240	—	—
Other Debt
Certificados Bursátiles Vitro 03	150	12	—	—
Certificados Bursátiles Vitro 08	400	32	—	—
Other	190	15	—	—

Total	740	58	—	—
Total debt subject to restructuring	19,171	1,515	—	—
Total past-due interest	2,622	207	—	—
Unamortized discounts	(96)	(8)	—	—
Total	21,697	1,714	—	—
Non-restructured Debt:
Total debt not subject to restructuring	3,314	262	3,314	262
New 2019 Notes	—	—	10,758	850
Total Debt	25,011	1,976	14,072	1,112
Stockholders’ Equity:
Majority stockholders’ equity	10	0	6,344 (2)	501 (2)
Minority stockholders’ equity	1,312	104	1,312	104
New MCDs	—	—	1,266	100

Total stockholders’ equity	1,322	104	8,922	705

Total Capitalization	26,332	2,080	22,994	1,817

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 12.6567 pesos per one U.S. dollar, the Free Exchange Rate June 30, 2010.

(2)	Includes gains from restructured debt, net of applicable tax.

THE RESTRUCTURING AND THE CONCURSO PLAN
          We have not commenced a concurso proceeding under the Mexican Bankruptcy Law. The Exchange Offer and Consent Solicitation requests advance acceptance of the Concurso Plan in the event that a concurso proceeding is commenced and the Concurso Plan is filed along with a voluntary or involuntary concurso mercantil declaration petition, and contains information relevant to a decision to accept or reject the Concurso Plan. Concurrently with this Exchange Offer and Consent request, we are seeking consent from the holders of the DFI Claims and the Other Debt with respect to the Concurso Plan.
          If the requisite 40% acceptance requirement for the Concurso Plan is met, we will file a request for a concurso mercantil declaration pursuant to the Mexican Bankruptcy Law, to pursue the restructuring through the Concurso Plan.
          For a summary of our financial condition, the background of and reasons for the restructuring and the reasons why we are seeking acceptance of the Concurso Plan, see “Summary—Background of the Restructuring.”
          We have decided to effect the restructuring through the commencement of a concurso proceeding, and in order to pursue a Mexican bankruptcy reorganization in the quickest and most cost efficient manner, we are proposing an exchange offer and soliciting acceptances of the Concurso Plan from the holders of the Restructured Debt pursuant to this Statement. The Concurso Plan provides for, among other things, the distribution of the Restructuring Consideration to the holders of the Restructured Debt on a pro rata basis. If the Concurso Plan is consummated, we will implement a recognition and ratification proceeding in the United States through chapter 15 of the U.S. Bankruptcy Code and issue the New Notes, which we will distribute with the Restructuring Cash Payment in full settlement and satisfaction of the claims arising from or related to the Old Notes.
          The distributions to the holders of Restructured Debt under the Concurso Plan are subject to proration with all other recognized creditors.
          The Concurso Plan or restructuring agreement is attached to this Statement as Annex A. The Concurso Plan and this Statement should be read and studied in their entirety prior to voting on the Concurso Plan. See “Risk Factors” for a discussion of risks associated with the Concurso Plan and the transactions contemplated thereunder. You are urged to consult your counsel about the Concurso Plan and its effect on your legal rights before voting.
          We have prepared the Concurso Plan for effecting our restructuring through a concurso proceeding. We are therefore separately soliciting the tender of Old Notes and the consent of each Holder in favor of the Concurso Plan in the Exchange Offer and Consent Solicitation along with the consent from each holder of the DFI Claims arising from guarantees issued by the Company and the Other Debt.
          The Company will issue the New Notes following the approval of the Convenio Concursal. See “Summary—Background of Restructuring—The Restructuring Process—Fintech Lock-up Agreement”.
Anticipated Events in a Concurso Proceeding with a Pre-approved Restructuring Agreement
          The Concurso Plan constitutes a restructuring agreement to be filed with a petition for a concurso proceeding governed by the Mexican Bankruptcy Law, to be approved within the Work-out Stage of such proceeding and affecting all creditors recognized therein. The Work-out Stage shall not last more than one calendar year following the last publication of the Concurso ruling in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government. In the event the Company does enter into the pre-approved restructuring agreement with creditors holding the sufficient percentage of the outstanding liabilities of the Company provided for in the Mexican Bankruptcy Law (40%), the concurso of the Company shall be declared, starting with the Work-out Stage, without exhausting a previous review of the financial and accounting situation of the Company, known as the Visit procedure in the concurso. See “The Mexican Law of Commercial Reorganizations” section of this Statement for more information on the concurso proceeding.

          The Mexican Bankruptcy Law provides that a debtor may continue to operate its business and remains in possession of its property and management of its business unless the Work-out Specialist requests the bankruptcy court and the bankruptcy court concedes in a contested procedure the removal of management on grounds of protection of the estate of the debtor. The filing of a reorganization case also triggers the automatic stay provisions of the Mexican Bankruptcy Law.
          The Concurso Plan provides that recognized creditors, including the holders of Restructured Debt, will be entitled to receive the Restructuring Consideration on a pro rata basis. More specifically, pursuant to the Concurso Plan, the Company would, among other things, exchange the Restructured Debt for the following Restructuring Consideration on a pro rata basis:
•	$850.0 million in aggregate principal amount of New 2019 Notes;

•	$100.0 million in aggregate principal amount of New MCDs (not including the Issue Date Adjustment), which will mandatorily convert into 15.0% of our equity if not paid in full at maturity;

•	the Restructuring Cash Payment, which will be paid from the remainder of the cash in the Payment Trust after the Consent Payment is made, to all holders of the Restructured Debt on a pro rata basis; and

•	a restructuring fee based on the issue date of the New Notes to be determined as described in “Summary—The New Notes—The New 2019 Notes.”
          Any intercompany debt will not receive the Restructuring Consideration and (other than ordinary course payments) will be subordinated to payment of the Restructured Debt.
          The delivery and payment of the Restructuring Consideration pursuant to the proposed Concurso Plan is subject to, among other things, the approval of the Convenio Concursal, including its implementation through a further chapter 15 bankruptcy case in the United States to recognize and ratify the restructuring agreement and the issuance of the New Notes. See “Description of the New Notes” for a more detailed description of the New Notes.
          Filing of Concurso Proceeding Petition
          Pursuant to article 339 of the Mexican Bankruptcy Law, a concurso declaration request with a pre-approved plan of reorganization must be admitted by the bankruptcy court if (i) the request is filed by the Company together with creditors representing at least 40% of the Company’s outstanding liabilities; (ii) the requests complies with the requirements set forth in article 20 of the Mexican Bankruptcy Law; (iii) the Company represents to be in default or in imminent default of its payment obligations representing at least 35% of its total outstanding liabilities for more than 30 days or lacks sufficient liquid assets (as identified in Article 10 section II of the Mexican Bankruptcy Law) to meet at least 80% of its overdue obligations; and (iv) the request is filed along with the pre-approved restructuring agreement executed by the Company and creditors representing at least said 40% of the Company’s outstanding liabilities. Participating Creditors that deliver their consent in the consent solicitation will adhere to the petition of the Company for the concurso and will authorize an attorney-in-fact appointed by the Company to appear on their behalf before the bankruptcy court in order to pursue the corresponding concurso proceeding declaration and the approval of the Concurso Plan, or as it may be requested to be adjusted by the bankruptcy court or the Work-out Specialist, the restructuring plan or Convenio Concursal to be approved by said court.
          Concurso Ruling or Declaration
          After filing the concurso declaration request and provided all the filing and legal requirements are met, the bankruptcy court will declare the Company in concurso mercantil, without the prior review of the financial condition by a court-appointed Visitor Specialist as provided in article 341 of the Mexican Bankruptcy Law. Thenceforth and pursuant to article 342 of the Mexican Bankruptcy Law, the Company’s concurso proceeding will be substantiated in the same manner as any other concurso proceeding, except that any restructuring proposal shall be based on the Concurso Plan initially submitted by the Company and the filing creditors.
          The concurso ruling shall comply with the requirements set forth in article 43 of the Mexican Bankruptcy Law and shall address, among other, the following: (i) the initiation of the Work-out Stage; (ii) an order to the Company to suspend all payments that the Company should otherwise make, except for those required for the ongoing operation of the business; (iii) the date for the look-back period from which the entity’s transactions may be scrutinized in order to determine if such transactions could have constituted fraudulent conveyances (the “Retroactive Date” and the period thenceforth, the “Retroactive Period”) (the statutory Retroactive Date is 270 days prior to the initial declaratory ruling, but the Retroactive Period may be extended if certain conditions are met); (iv) the order to the Federal Institute of Bankruptcy Specialists or IFECOM to appoint the Work-out Specialist or conciliador, who shall conduct a part of the concurso proceedings without the intervention of the judiciary; (v) an order to the Work-out Specialist, to initiate the recognition of claims proceeding; and (vi) a notice to the creditors of their right to request the recognition of their claims.
          Pursuant to article 44 of the Mexican Bankruptcy Law, the bankruptcy court will give notice of the concurso ruling to the Company and the IFECOM on the day after the concurso ruling is issued. The bankruptcy court will also notify all creditors whose domiciles are known by means of certified mail or by any other legal means. Moreover, the Work-out Specialist shall file the concurso ruling for registration with the Public Registry of Commerce located at the place where the Company has its corporate domicile (San Pedro Garza García, State of Nuevo Leon, Mexico) and shall publish a summary of the concurso ruling in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, and in a newspaper with broad distribution coverage in the place where the concurso proceeding is substantiated. Those parties to the concurso proceeding not notified pursuant to articles 44 and 45 of the Mexican Bankruptcy Law shall be considered notified of the concurso ruling on the day the publication in the newspaper is made.
          Appointment of the Work-out Specialist
          The Federal Institute of Bankruptcy Specialists or IFECOM shall appoint the Work-out Specialist or conciliador, who shall conduct a part of the Work-out Stage of the concurso proceeding without the intervention of the judiciary. The Work-out Specialist shall inform the holders of Restructured Debt and other creditors of its appointment and designate a domicile for purposes of the concurso proceeding. The holders of Restructured Debt shall have the right to contest the appointment of the Work-out Specialist in those cases where a conflict of interest exists as provided in articles 56 and 328 of the Mexican Bankruptcy Law.
          Recognition of Debts Request
          Pursuant to article 122 of the Mexican Bankruptcy Law, each creditor may request the recognition of its claims against the Company (i) within 20 days following the date on which the concurso ruling is published in the Federal Official Gazette; (ii) within the term provided in article 129 of the Mexican Bankruptcy Law for objecting to the preliminary list of creditors; or (iii) within the term to appeal the debt recognition ruling. No debt recognition request shall be made after the term to appeal the debt recognition ruling has elapsed.
          The debt recognition request will be filed with the Work-out Specialist by using the forms provided by the IFECOM for such purposes, containing the information specified in article 125 of the Mexican Bankruptcy Law and including the originals or certified copies of the documents evidencing the debt to be recognized.
          Lists of Recognized Creditors
          In accordance with article 121 of the Mexican Bankruptcy Law, the Work-out Specialist shall prepare and submit to the bankruptcy court a preliminary list of creditors within 30 days from the day on which the concurso ruling is published in the Official Gazette. Such list shall be prepared based on the accounting records of the Company, the information provided by the Company and creditors’ recognition requests. The preliminary list of recognized creditors shall provide (i) the name and domicile of each creditor; (ii) the recognized amount of the claim; (iii) the collateral, terms and conditions of each claim, including a description of the type of document evidencing the claim; and (iv) the ranking assigned to such claim pursuant to the Mexican Bankruptcy Law. The list shall also contain a description of those credits that will not be recognized and the reasons thereto. Pursuant to article 129 of the Mexican Bankruptcy Law, upon receiving the preliminary list from the Work-out Specialist, the bankruptcy court shall, within a term of five days, make the list available to the Company and the creditors in order for those to review it and submit in writing any objections and make such objection available to the Work-out Specialist on the following day. The Work-out Specialist shall have a period of 10 days to prepare and present to the bankruptcy court the definitive list of recognized creditors based on the preliminary list of recognized creditors and the objections submitted by the Company and the creditors.
          Credit Recognition and Ranking Ruling
          The bankruptcy court shall issue the debt recognition, graduation and ranking ruling within five days from the date on which the definitive list of recognized creditors is submitted by the Work-out Specialist. On the following day, the bankruptcy court shall notify the credit recognition, graduation and ranking ruling to the recognized creditors and the Work-out Specialist through the publication made through the bankruptcy court board or estrados. Any of the creditors, including any holders of Restructured Debt, the Company or the Work-out Specialist may appeal the Credit Recognition and Ranking Ruling in terms of articles 135 to 144 of the Mexican Bankruptcy Law.
          Agreement with Recognized Creditors
          The Company and the recognized creditors representing the majority (as defined in the Mexican Bankruptcy Law) shall enter into an agreement for the payment of debts within a period of 185 days after the publication of the concurso ruling in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government (article 145 of the Mexican Bankruptcy Law). Under certain circumstances, such term may be extended for up to two additional extensions of 90 days each. The required majority under article 157 of the Mexican Bankruptcy Law for the approval of the restructuring plan consists of a number of recognized creditors representing more than 50% of the sum of (i) the recognized amount to all recognized unsecured creditors, and (ii) the recognized amount to those secured recognized creditors or creditors with special privileges joining or executing the restructuring plan. As mentioned above, the commencing of a concurso presumes the approval from creditors representing at least 40% of all of the Company’s outstanding liabilities.
          Pursuant to article 161 of the Mexican Bankruptcy Law, once the Work-out Specialist considers that the Concurso Plan has sufficient votes to be approved, the Work-out Specialist shall present the plan to recognized creditors, who will have the right to review and sign it within a term of 10 days. Once the Concurso Plan is executed by the required majority, the Work-out Specialist shall present it to the bankruptcy court. The bankruptcy court shall grant recognized creditors or creditors with special privileges that executed the Concurso Plan a five-day term to present objections based on the authenticity of their vote. Recognized creditors representing a majority in number or in amount may veto the Concurso Plan.
          Pursuant to the Mexican Bankruptcy Law, once a Concurso Plan becomes effective and is approved by the competent bankruptcy court, it shall bind (i) the Company; (ii) all common recognized creditors; (iii) all secured recognized creditors that subscribe the Concurso Plan; and (iv) those secured recognized creditors that do not subscribe the Concurso Plan but whose recognized credits are to be paid under the Concurso Plan. According to the Mexican Bankruptcy Law, all unsecured recognized creditors would be deemed to have consented to the Concurso Plan, without any right to express an opinion on such plan, provided the plan contemplates payment of their credits owed at the time the concurso ruling becomes effective.
Concurso Ruling Effects
          Among the most important effects of the concurso ruling are (in each case, subject to certain exceptions): (i) the suspension of payments by the Company; (ii) the suspension of foreclosure and attachment proceedings (except for labor indemnities and wages); and (iii) the cessation of interest accrual on all payment obligations, and their conversion to UDIs (Unidades de Inversión), however, secured obligations will continue in their denominated currency and will only accrue ordinary interest provided for in the corresponding documentation, up to the value of the assets securing such obligations. The concurso ruling does not suspend the obligation to pay salaries, taxes or employer related contributions. Any assets that are in possession of the Company but which are not rightfully owned by the Company may be separated from the bankruptcy estate. Subject to certain exceptions provided for in the Mexican Bankruptcy Law, the general provisions of contracts law and the agreements between the parties shall continue to govern the company’s outstanding transactions.
          In addition, there are certain agreements which are not considered terminated due to a concurso ruling unless in the opinion of the Work-out Specialist their fulfillment is not in the best interest of the bankruptcy estate including, among other things: (i) preliminary and final agreements pending enforcement; (ii) deposits, credit extensions, commission or agency agreements; and (iii) lease agreements.
Graduation and Ranking of Creditors
          Subject to certain rules and exceptions (i.e., labor liabilities, bankruptcy estate management expenses, attorney fees, and Work-out Specialist, Receiver and inspector fees), pursuant to Section Seventh of the Mexican Bankruptcy Law, the ranking of creditors generally shall be as follows: (i) solely privileged creditors, or acreedores singularmente privilegiados, meaning those holding credits related to funeral and medical expenses (only applicable to individuals); (ii) secured creditors with in rem right guarantees (mortgage or pledge), or acreedores con garantía real; (iii) certain labor liabilities; (iv) creditors which under the Mexican Commercial Code have special privileges by right of retention; (v) certain labor and tax liabilities; and (vi) common creditors, on a pro rata basis, without distinction as to the date on which their credits were granted or became due.
          Holders of the Restructured Debt would be considered common creditors.
U.S. Bankruptcy Proceeding
          As a part of the implementation of the restructuring, Vitro shall, following the concurso mercantil filing, file an ancillary proceeding in the United States (the “Chapter 15 Proceeding”) pursuant to chapter 15 of the United States Bankruptcy Code, as amended (the “U.S. Bankruptcy Code”) based on the concurso mercantil proceeding in Mexico (the “Main Proceeding”).
          The purpose of the filing of a Chapter 15 Proceeding would be the recognition of the Main Proceeding to give effect to the Concurso Plan in the United States. In addition, Vitro intends to file various motions in the Chapter 15 Proceeding, seeking, among other things, application of the automatic stay under section 362 of the U.S. Bankruptcy Code and a preliminary injunction co-extensive with the automatic stay to implement such stay, enjoining all U.S. creditors of Vitro or its subsidiaries from taking any action to enforce any pre-petition claims against Vitro or its subsidiaries. In addition, upon approval of the Concurso Plan in the concurso mercantil proceeding in Mexico, Vitro intends to request that the Court in the Chapter 15 Proceeding enter an order implementing the Concurso Plan in the United States, including a permanent injunction against any action to enforce any claims dealt with or discharged in the Concurso Plan.
          As a part of the Exchange Offer and Consent Solicitation, each holder of Restructured Debt shall agree that upon the filing of a Chapter 15 Proceeding, it will not challenge the Chapter 15 Proceeding during or after the pendency of the Main Proceeding, including, without limitation, seeking relief from the automatic stay or challenging or seeking relief from any injunction or restraining order sought or entered to implement such a stay.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
          The following table presents selected consolidated financial information and other data for each of the periods presented. This information and data should be read in conjunction with, and is qualified in its entirety by reference to, our consolidated financial statements and the notes thereto included elsewhere in this Statement and the information under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as it relates to 2007, 2008 and 2009. The years ended December 31, 2005 and 2006 are derived from our public financial statements not included in this Statement. Our consolidated financial statements are prepared in accordance with MFRS.
          Financial data expressed in pesos and set forth in the following table for 2008, 2009 and June 30, 2009 and 2010 are presented in nominal pesos and for all amounts pertaining to fiscal year 2007 and earlier are restated in constant pesos as of December 31, 2007, except where otherwise indicated.

	Year Ended December 31,											Six Months Ended June 30,
	2005		2006		2007		2008		2009		2009	2009		2010		2010
	(Ps. millions)(1)										($ millions)(2)	(Ps. millions)				($ millions)(2)
Income Statement Data:
MFRS:
Net sales	Ps.	26,567	Ps.	27,876	Ps.	28,591	Ps.	29,013	Ps.	23,991	$1,837	Ps.	12,292	Ps.	11,399	$901
Cost of sales		19,198		20,230		20,187		21,279		17,180	1,316		8,723		8,386	663

Gross profit		7,369		7,646		8,404		7,734		6,811	521		3,569		3,013	238
Selling, general and administrative expenses		5,530		5,529		5,700		6,024		5,482	420		2,936		2,397	189

Operating income		1,839		2,117		2,704		1,710		1,329	101		633		616	49
Financing result:
Interest expense, net		2,355		2,155		1,836		2,089		2,772	212		1,355		1,267	100
Derivative financial instruments		17		337		201		3,766		570	44		459		108	9
Exchange loss (gain), net		(417)		224		94		3,222		(976)	(75)		(774)		(285)	(23)
Gain from monetary position(3)		(455)		(440)		(471)		—		—	—		—		—	—
Total comprehensive financing result		1,500		2,276		1,660		9,077		2,366	181		1,039		1,090	86
Other expenses (income), net(4)		494		(229)		869		495		291	22		159		152	12
(Loss) income before income and asset tax		(155)		70		175		(7,858)		(1,352)	(104)		(551)		(612)	(48)
Income and asset tax expense (benefit)		(519)		228		44		(2,175)		(598)	(47)		(142)		(152)	(12)

Net income (loss) from continuing operations before changes in accounting principles		364		(158)		131		(5,682)		(754)	(57)		(409)		(459)	(36)
Net income (loss) from discontinued operations		3		(31)		—		—		—	—		—		—	—
Gain on sale of discontinued operations		—		480		—		—		—	—		—		—	—
Cumulative effect of changes in accounting principle		(124)		—		—		—		—	—		—		—	—
Net income (loss)		243		291		131		(5,682)		(754)	(57)		(409)		(459)	(36)
Net income (loss) of majority interest		63		401		(13)		(5,706)		(787)	(60)		(362)		(459)	(36)
Net income (loss) from continuing operations per share		1.33		(0.54)		0.38		(16.57)		(2.17)	(0.17)		(1.18)		(1.33)	(0.11)

	Year Ended December 31,						Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Ps. millions)(1)					($ millions)(2)	(Ps. millions)		($ millions)(2)
Net income (loss) from discontinued operations per share	0.01	1.55	—	—	—	—	—	—	—
Diluted and basic net income (loss) of majority interest per share	0.23	1.39	(0.04)	(16.64)	(2.27)	(0.18)	(1.04)	(1.32)	(0.10)

	As of December 31,						As of June 30,
	2005	2006	2007	2008	2009	2009	2010	2010
	(Ps. Millions)(1)					($ millions)(2)	(Ps. Millions)	($ millions)(2)
Balance Sheet Data:
MFRS:
Cash and cash equivalents(11)	1,441	1,222	1,638	1,428	2,616	200	2,518	199
Current assets	9,863	9,175	11,136	11,981	10,096	773	10,391	820
Total assets from discontinued operations	2,021	—	—	—	—	—	—	—
Total assets	32,937	28,695	32,187	35,774	32,652	2,500	32,281	2,551
Current liabilities	8,675	4,835	7,140	29,063	27,580	2,112	27,862	2,200
Total debt (12)	15,959	12,826	14,918	22,062	20,101	1,540	19,347	1,528
Total liabilities from discontinued operations	1,398	—	—	—	—	—	—	—
Total liabilities	23,704	19,329	22,801	32,666	30,668	2,348	30,959	2,446
Stockholders’ equity	9,234	9,366	9,386	3,108	1,984	152	1,322	105
Minority interest in consolidated subsidiaries	3,198	1,892	1,960	1,404	1,464	112	1,312	104
Majority stockholders’ equity	6,036	7,474	7,426	1,704	520	40	10	1

	Year Ended December 31,						Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Ps. Millions)(1)					($ millions)(2)	(Ps. Millions)		($ millions)(2)
Other Data:
MFRS:
Capital expenditures(10)	1,107	1,252	2,695	1,798	1,009	77	185	232	18
Depreciation and amortization	1,854	1,795	1,414	1,469	1,473	113	727	754	60

Total shares issued at end of period(5)	324	386.9	386.9	386.9	386.9		386.9	386.9
Total shares held in Stock Option Trust at end of period(5)(9)	22.3	17.6	17.5	11.7	39.8		39.8	39.8
Total shares held as treasury stock at end of period(5) (9)	28.2	28.3	28.3	28.5	0.4		0.4	0.4
Total shares issued and outstanding at end of period(5)	273.5	341.0	341.0	346.7	346.7		346.7	346.7
Average total shares outstanding during period(5)	273.1	289.6	341.0	342.8	346.7		346.7	346.7
Inflation and Foreign Currency Exchange Rate Data:
Percentage of change in INPC(6)	3.3%	4.1%	3.8%	6.5%	3.6%		1.28%	1.39%

	Year Ended December 31,						Six Months Ended June 30,
	2005	2006	2007	2008	2009	2009	2009	2010	2010
	(Ps. Millions)(1)					($ millions)(2)	(Ps. Millions)		($ millions)(2)
Peso/dollar exchange rate at the end of period(7)	10.6344	10.8116	10.8662	13.8325	13.0587		13.2023	12.6567
Average exchange rate(8)	10.8786	10.9034	10.9371	11.1939	13.5723		13.9607	12.7038

(1)	Except per share amounts, number of shares and inflation and foreign currency exchange rate data.

(2)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.0587 and 12.6567 pesos per one U.S. dollar, the Free Exchange Rate on December 31, 2009 and June 30, 2010, respectively.

(3)	Through December 31, 2007, the gain from monetary position reflected the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decreased in purchasing power over time. This means that losses were incurred by holding monetary assets over time, whereas gains were realized by maintaining monetary liabilities. Beginning January 1, 2008, we stopped recognizing gains in monetary position as well as inflation effects. See “Presentation of Financial Information and Other Information” for more information on changes in NIF B-10 regarding effects of inflation.

(4)	Other expenses (income), net, include:

	Year Ended December 31,
	(millions)
	2005		2006		2007		2008		2009
Restructuring charges (i)	Ps.	332	Ps.	61	Ps.	7	Ps.	185	Ps.	265
Impairment of long-lived assets		385		393		122		196		207
Loss (gain) from sale of long-lived assets		6		(795)		47		(3)		(209)
Loss (gain) from sale of subsidiaries		137		(68)		11
Assignment of Vitro Club Trust (ii)		(458)
Early extinguishment of employee retirement obligations		18		8		97		69
Fees and costs for extinguishment of debt						488				7
Statutory employee profit sharing		51		55		54		10		13
Other		23		117		43		38		8

	Ps.	494	Ps.	(229)	Ps.	869	Ps.	495	Ps.	291

(i)	The restructuring charges relate to the downsizing and streamlining of our corporate functions and organization at some of our business units and are part of an ongoing benefit arrangement.

(ii)	The Vitro Club holds land and facilities for our employee’s recreational activities, which are held in a trust (the “Trust”). The Trust can only be assigned if all of the participants name one entity as the sole beneficiary. In 2005, all the participants named the Company as the sole beneficiary, and therefore the Company has the right to take control of the Trust. The Company recorded the fair value of the assets and recognized other income of Ps. 458 million. At the end of 2008, we decided to temporarily suspend the services provided at the Vitro Club facilities. In April 2010, as part of the cost reduction plan, we sold the land and facilities of Vitro Club.

(5)	Millions of shares.

(6)	Calculated using year-end INPC of the most recent year divided by the year-end INPC of the previous year.

(7)	Based on the Free Exchange Rate at the end of the period.

(8)	Calculated using the average of Free Exchange Rates on the last day of each month during the period.

(9)	See “Major Shareholders.”

(10)	For 2008, 2009, and 2010, these amounts represent the capital expenditures paid over the period, which differ from the capital expenditures realized for financial matters.

(11)	Does not include restricted cash for the years 2005 to 2009. As of June 30, 2010, includes restricted cash due to the change in NIF C-1.

(12)	As mentioned above, NIF B-8 establishes that special purpose entities, over which control is exercised, should be consolidated. We adopted this bulletin beginning January 1, 2009. As a result of this bulletin the amounts as of December 2008 and 2009 include the Company’s securitization transactions. For the years ended as of December 31, 2005, 2006 and 2007 the amount of the Company’s securitizations were Ps. 1,518, Ps. 1,744 and Ps. 1,631, respectively; such transactions are not included in this table.
          As of December 31, 2008 and 2009, we were in default under the indentures governing the Old Notes for $300 million, $216 million and $700 million and certain other debt; therefore, Ps. 16,689 million and Ps. 15,771 million were reclassified as short-term debt.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
     We prepared the following unaudited pro forma consolidated balance sheet as of June 30, 2010 and the unaudited pro forma consolidated statements of operations for the year ended December 31, 2009 and for the six-month and twelve-month periods ended June 30, 2010, to illustrate the estimated effects on our consolidated financial position and results of operations for the proposed debt restructuring described in this Statement, which contemplates the cancellation of Restructured Debt in exchange for the Restructuring Consideration.
     The unaudited pro forma balance sheet has been prepared assuming the transaction was consummated as of the balance sheet date. The unaudited pro forma statements of operations have been prepared assuming the transaction was consummated at the beginning of the period presented. The pro forma balance sheet includes adjustments that are both recurring and non-recurring, while the pro forma statements of operations only include adjustments that have a continuing impact. Because the pro forma balance sheet and pro forma statements of operations assume that the transaction occurred on different dates (i.e., the most recent balance sheet date, as compared to the beginning of the fiscal year presented for the pro forma statements of operations), and because of the difference in presenting non-recurring adjustments, the adjustments reflected in the pro forma balance sheet do not reconcile with the adjustments in the pro forma statements of operations.
     We have prepared the unaudited pro forma financial information for informational purposes only. It does not purport to indicate the results of operations that would actually have occurred had the transaction taken place on the date indicated or which may be expected to be achieved in the future. You should read the unaudited pro forma consolidated financial information together with our consolidated financial statements and the notes thereto included elsewhere in this Statement and the information under the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP.
     The convenience translation was determined using the exchange rate as of December 31, 2009 and June 30, 2010, which was Ps. 13.0587 and Ps. 12.6567 per dollar, respectively.
Unaudited Pro Forma Consolidated Balance Sheet
Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheet as of June 30, 2010
(Millions of Mexican pesos)

								As Adjusted
			Pro Forma					(Millions of U.S.
	Actual		Adjustment*			As Adjusted		dollars)
Assets
Cash and cash equivalents	Ps.	2,518	Ps.	(949	)(a)	Ps.	1,569	$124
Trade receivables, net		3,511					3,511	277
Taxes receivable		155					155	12
Other receivables		834					834	66
Inventories, net		3,373					3,373	266

Current assets		10,391		(949)			9,442	745

Investments in associated company		854					854	67
Land and buildings, net		6,392					6,392	505
Machinery and equipment, net		7,717					7,717	610
Construction in progress		462					462	37
Goodwill		512					512	40
Deferred taxes		4,918		(2,390	)(b)		2,528	200
Employee benefits		41					41	3

							As Adjusted
				Pro Forma			(Millions of U.S.
	Actual			Adjustment*	As Adjusted		dollars)
Other assets		994				994	79

Non-current assets		21,890		(2,390)		19,500	1,541

Total assets	Ps.	32,281	Ps.	(3,339)	Ps.	28,942	$2,286

								As Adjusted
			Pro Forma					(Millions of U.S.
	Actual		Adjustment*			As Adjusted		dollars)
Liabilities
Short-term borrowings	Ps.	791	Ps.			Ps.	791	$62
Current maturities of long-term debt		16,766		(16,035	)(c)		731	58
Trade payables		1,581					1,581	125
Accrued expenses		1,032					1,032	81
Derivative financial instruments		3,243		(3,040	)(d)		203	16
Interest payable		3,307		(2,622	)(e)		685	54
Other current liabilities		1,142					1,142	90

Current liabilities		27,862		(21,697)			6,165	486

Long-term debt		1,790		10,758	(f)		12,548	991
Taxes payable		1,072					1,072	85
Other long-term liabilities		235					235	19

Long-term liabilities		3,097		10,758			13,855	1,095

Total liabilities		30,959		(10,939)			20,020	1,581

Stockholder’s equity
Capital stock		387					387	31
Restatement of capital stock		7,245					7,245	572

Restated capital stock		7,632					7,632	603
Treasury stock		(547)					(547)	(43)
Additional paid-in capital		1,644					1,644	130
Translation effects of foreign subsidiaries		319					319	25
Mandatory convertible debentures				1,266	(g)		1,266	100
Accumulated deficit		(9,038)		6,334	(h)		(2,704)	(214)

Controlling interest		10		7,600			7,610	601
Non-controlling interest in consolidated subsidiaries		1,312					1,312	104

Total stockholders’ equity		1,322		7,600			8,922	705

Total liabilities and stockholders’ equity	Ps.	32,281	Ps.	(3,339)		Ps.	28,942	$2,286

*	Reflects the following pro forma adjustments:
(a)	This amount reflects the Restructuring Cash Payment.

(b)	This amount reflects the tax effect related to the proposed debt restructuring. In a concurso mercantil proceeding in Mexico, any gain resulting from the reduction in net debt is taxable up to the amount of net operating tax loss carryforwards.

(c)	This amount reflects the cancellation of the Old Notes and the Other Debt.

(d)	This amount reflects the cancellation of the DFI Claims.

(e)	This amount reflects the cancellation of interest payable in relation to the Restructured Debt.

(f)	This amount reflects the issuance of $850.0 million of New 2019 Notes.

(g)	This amount reflects the issuance of $100.0 of New MCDs.

(h)	This amount reflects the gain that would be recognized as a result of the proposed restructuring based on the terms described in this Statement.

Unaudited Pro Forma Consolidated Statements of Operations
Vitro, S.A.B. de C.V. and Subsidiaries
Statement of Operations for the six-month period ended June 30, 2010
(Millions of Mexican pesos)

								As Adjusted
			Pro Forma					(Millions of U.S.
	Actual		Adjustment*			As Adjusted		dollars)

Net sales	Ps.	11,399	Ps.	—		Ps.	11,399	$901
Cost of sales		8,386		—			8,386	663

Gross profit		3,013		—			3,013	238
Selling, general and administrative expenses		2,397		—			2,397	189

Operating income		616		—			616	49

Interest expense (income), net		1,267		(514	)(a)		753	59
Derivative financial instruments		108		—			108	9
Exchange (gain) loss		(285)		237	(b)		(48)	(4)

Total comprehensive financing result		1,090		(277)			813	64

(Loss) gain after financing cost		(474)		277			(197)	(15)
Other expenses (income), net		152		—			152	12
Equity in earnings of associated company		14		—			14	1

Income (loss) before taxes		(612)		277			(335)	(26)
Income tax (benefit) expense		(153)		83	(c)		(70)	(6)

Net (loss) income for the period	Ps.	(459)	Ps.	194		Ps.	(265)	$(20)

Net noncontrolling interest (loss) income	Ps.	(1)	Ps.	—		Ps.	(1)	$0
Net controlling interest (loss) income		(458)		194			(264)	(20)

	Ps.	(459)	Ps.	194		Ps.	(265)	$(20)

*	Reflects the following pro forma adjustments:
(a)	This amount reflects the net decrease in interest expense related to the cancellation of the Restructured Debt, which was offset by an increase in interest expense associated with the Restructuring Consideration (assuming interest expense related to the New 2019 Notes based on an interest rate of 8.0%, less interest income earned as a result of the Restructuring Cash Payment).

(b)	This amount reflects the net decrease in our foreign exchange gain related to the cancellation of the Restructured Debt (a significant portion of which is denominated in U.S. dollars), which was offset by an increase in our foreign exchange gain related to the Restructuring Consideration (100% of which is denominated in U.S. dollars).

(c)	This amount reflects the tax effects of the pro forma adjustments noted in (a) and (b) above.

Unaudited Pro Forma Consolidated Statements of Operations
Vitro, S.A.B. de C.V. and Subsidiaries
Statement of Operations for the twelve-month period ended June 30, 2010
(Millions of Mexican pesos)

								As Adjusted
			Pro Forma					(Millions of
	Actual		Adjustment*			As Adjusted		U.S. dollars)

Net sales	Ps.	23,098	Ps.	—		Ps.	23,098	$1,825
Cost of sales		16,831		—			16,831	1,330

Gross profit		6,267		—			6,267	495
Selling, general and administrative expenses		4,956		—			4,956	392

Operating income		1,311		—			1,311	103

Interest expense (income), net		2,684		(1,028	)(a)		1,656	131
Derivative financial instruments		219					219	17
Exchange (gain) loss		(487)		72	(b)		(415)	(33)

Total comprehensive financing result		2,416		(956)			1,460	115

Gain (loss) after financing cost		(1,105)		956			(149)	(12)
Other expenses (income), net		283					283	22
Equity in earnings of associated company		(25)					(25)	(2)

Income (loss) before taxes		(1,413)		956			(457)	(36)
Income tax (benefit) expense		(609)		287	(c)		(322)	(25)

Net (loss) income for the year	Ps.	(804)	Ps.	669		Ps.	(135)	$(11)

Net noncontrolling interest income		78					78	6
Net controlling interest (loss) income	Ps.	(882)	Ps.	669		Ps.	(213)	$(17)

	Ps.	(804)	Ps.	669		Ps.	(135)	$(11)

*	Reflects the following pro forma adjustments:
(a)	This amount reflects the net decrease in interest expense related to the cancellation of the Restructured Debt, which was offset by the effects of the Restructuring Consideration (includes interest expense related to the New 2019 Notes with an interest rate of 8% and less interest income earned as a result of the $75 million cash payment).

(b)	This amount reflects the net decrease in our foreign exchange gain related to the cancellation of the Restructured Debt (a significant portion is in U.S. dollars), which was offset by the effects of the Restructuring Consideration (100% is in U.S. dollars).

(c)	This amount reflects the tax effect related to the pro forma adjustments noted in (a) and (b) above.

Unaudited Pro Forma Statements of Operations
Vitro, S.A.B. de C.V. and Subsidiaries
Statement of Operations for the year ended December 31, 2009
(Millions of Mexican pesos)

								As Adjusted
			Pro Forma					(Millions of U.S.
	Actual		Adjustment*			As Adjusted		dollars)

Net sales	Ps.	23,991	Ps.	—		Ps.	23,991	$1,837
Cost of sales		17,180		—			17,180	1,316

Gross profit		6,811		—			6,811	521
Selling, general and administrative expenses		5,482		—			5,482	420

Operating income		1,329		—			1,329	101

Interest expense (income), net		2,772		(1,060	)(a)		1,712	131
Derivative financial instruments		570		—			570	44
Exchange (gain) loss		(976)		457	(b)		(519)	(40)

Total comprehensive financing result		2,366		(603)			1,763	135

Gain (loss) after financing cost		(1,037)		603			(434)	(34)
Other expenses (income), net		291		—			291	22
Equity in earnings of associated company		(24)		—			(24)	(2)

Income (loss) before taxes		(1,352)		603			(749)	(58)
Income tax (benefit) expense		(598)		181	(c)		(417)	(32)

Net (loss) income for the year	Ps.	(754)	Ps.	422		Ps.	(332)	$(26)

Net noncontrolling interest income		33		—			33	3
Net controlling interest (loss) income	Ps.	(787)	Ps.	422		Ps.	(365)	$(29)

	Ps.	(754)	Ps.	422		Ps.	(332)	$(26)

*	Reflects the following pro forma adjustments:
(a)	This amount reflects the net decrease in interest expense related to the cancellation of the Restructured Debt, which was offset by an increase in interest expense associated with the Restructuring Consideration (assuming interest expense related to the New 2019 Notes based on an interest rate of 8%, less interest income earned as a result of the Restructuring Cash Payment).

(b)	This amount reflects the net decrease in our foreign exchange gain related to the cancellation of the Restructured Debt (a significant portion of which is denominated in U.S. dollars), which was offset by an increase in our foreign exchange gain related to the Restructuring Consideration (100% of which is denominated in U.S. dollars).

(c)	This amount reflects the tax effects of the pro forma adjustments noted in (a) and (b) above.

Unaudited Pro Forma Consolidated Ratios
Vitro, S.A.B. de C.V. and Subsidiaries
(Millions of Mexican pesos)

				Actual				As Adjusted
				(Millions of				(Millions of U.S.
	Actual			U.S. dollars)	As Adjusted			dollars)
Year ended December 31, 2009:
Operating income	Ps.	1,329		$101	Ps.	1,329		$101
Add non-cash items:
Depreciation and amortization		1,473		113		1,473		113
Non cash provision of employee benefits		416		32		416		32

2009 EBITDA*	Ps.	3,217		$246	Ps.	3,217		$246

Ratios:
2009 EBITDA / 2009 Net Interest		1.16	x			2.78	x
June 2010 Debt / 2009 EBITDA		6.01	x			4.37	x
June 2010 Debt + DFI Claims / 2009 EBITDA		6.99	x			4.37	x
June 2010 Total Liabilities / Stockholders’ Equity		23.42	x			1.84	x

*	This amount reflects earning before interest, taxes plus depreciation and amortization, and provision for employee benefits (EBITDA).

			Pro Forma
	Actual		Adjustment
Ratio of Earnings to Fixed Charges December 2009	—	(1)	— (2)

(1)	Our earnings were insufficient to cover fixed charges for the year ended December 31, 2009 by approximately Ps. 1,279.

(2)	Our earnings after pro forma adjustments were insufficient to cover fixed charges for the year ended December 31, 2009 by approximately Ps. 677.

				Actual				As Adjusted
				(Millions of				(Millions of
	Actual			U.S. dollars)	As Adjusted			U.S. dollars)
Twelve-month period ended June 30, 2010:
Operating income	Ps.	1,311		$103	Ps.	1,311		$103
Add non-cash items:
Depreciation and amortization		1,503		119		1,503		119

Non cash items due to early extinguishment of employee benefits		422		33		422		33

2010 EBITDA*	Ps.	3,236		$255	Ps.	3,236		$255

Twelve-month period ended June 30, 2010 Ratios:
2010 EBITDA / 2010 Net Interest		1.20	x			2.89	x
June 2010 Debt / 2010 EBITDA		5.98	x			4.35	x
June 2010 Debt + DFI Claims / 2010 EBITDA		6.92	x			4.35	x
June 2010 Total Liabilities / Stockholders’ Equity		23.42	x			1.84	x

*	This amount reflects earning before interest, taxes plus depreciation and amortization, and provision for employee benefits (EBITDA).

			Pro Forma
	Actual		Adjustment
Ratio of Earnings to Fixed Charges June 2010	—	(3)	— (4)

(3)	Our earnings were insufficient to cover fixed charges for the twelve-month period ended June 30, 2010 by approximately Ps. 1,388.

(4)	Our earnings after pro forma adjustments were insufficient to cover fixed charges for the twelve-month period ended June 30, 2010 by approximately Ps. 432.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
          You should read this discussion in conjunction with, and this discussion is qualified in its entirety by reference to, our consolidated financial statements and notes thereto and other financial information included elsewhere in this Statement. Our consolidated financial statements are prepared in accordance with MFRS, which differs in certain significant respects from U.S. GAAP. See “Presentation of Financial Information and Other Information.” This section contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including without limitation those set forth in “Risk Factors” and the other matters set forth in this Statement. See “Forward-Looking Statements.”
OPERATING RESULTS
          Factors Affecting Our Results of Operations
          Our statement of operations is affected by, among other factors, (i) the level of demand and price for our products in the countries in which we operate, (ii) our costs of production, which principally consist of costs of raw materials, labor, energy and depreciation, (iii) the relationship between the Mexican peso, the U.S. dollar and the euro, (iv) financing costs, which are incurred in Mexican pesos, U.S. dollars and euros and (v) increased competition in our domestic market and abroad. See “Risk Factors.”
          Trend Information
          During 2009, the world economy continued to experience the financial and economic crisis which began in the second half of 2008 affecting industrial sectors such as the construction and automotive sectors that are very important to us. Its effects were reflected in high unemployment rate growth, credit scarcity, and reduced demand from the construction and automotive industries in Mexico, the United States and Spain, where Vitro has a strong presence. Even though the economy has shown moderate signs of recovery in 2010, some of our markets, including the construction sectors of the United States and Spain, are still experiencing contraction and excess capacity.
          Developments in the Glass Containers Business
          Results for 2009 were affected by the continuing financial and economic crisis, which led to a prolonged and deep contraction in our markets.
          In December 2008, Grupo Modelo, one of the key customers in our Glass Containers business, notified us that, due to the current world market contraction, it would significantly reduce its beer bottle orders from us. Based on our consolidated sales for 2008, the volume reduction impact on our annual consolidated sales for 2009 was approximately 6.45%, measured in Mexican pesos.
          The Glass Containers business unit’s sales volumes declined in 2009, primarily because of a decline in demand in the beer sector, as mentioned above, and the other sectors targeted by the Glass Containers business. This changed market condition required capacity adjustments in order to meet the lower demand levels. In addition, we implemented a cost and expense reduction program, which included workforce adjustments due to lower capacity utilization, cancellation of airplane leasing contracts, divestiture of non-productive assets and the elimination of non-strategic services.
          Going forward, we expect increased competition in the domestic glass container market. As a result of the market contraction in 2009, we believe that there will continue to be overcapacity, which may continue to affect market dynamics and lead to further price erosion.

          Developments in the Flat Glass Business
          The global economic meltdown had a significant impact on diverse markets, including the construction and automotive industries, which had a materially negative effect on our business results.
          The Flat Glass business unit’s consolidated net sales for 2009 contracted by 13.7%, measured in Mexican pesos, compared to 2008, as mentioned in “—Year Ended December 31, 2009 Compared to Year Ended December 31, 2008—Flat Glass Business Unit” below, mainly due to the fact that the markets we serve entered into a recession at the end of 2008.
          The construction and automotive sectors that we serve were affected by a decrease in sales caused by a severe drop in U.S. automotive demand, a reduction of exports to the United States and the contraction in the U.S., Spanish and Mexican real estate market. Sales from our U.S. subsidiary also faced one of its sharpest contractions in recent history.
          Vitro’s subsidiaries in Spain, Portugal and France were also impacted by the challenging global economic environment. Spain, where the largest portion of Vitro’s regional facilities are located, showed a sharp contraction in its markets caused by the bursting of the real estate bubble, which will continue to negatively impact the Company going forward. Verres et Glaces d’Epinay, our French subsidiary, commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.
          In the case of the automotive glass market, the general industry collapse was compounded by the weak financial situation of some of the large automotive original equipment manufacturing companies, who resorted to federal aid in order to mitigate their severe financial problems. The Flat Glass business unit took the necessary measures to minimize the effect, adjusting production capacity to reduced demand and, in doing so, continued to serve the needs of its customers at competitive prices. Management made significant adjustments to Vitro’s cost structure at all facilities, in Mexico as well as abroad, in order to adapt to the changed market environment.
          Going forward, we expect our Flat Glass business unit to partially stabilize. Our OEM segment is showing signs of recovery in 2010 due to increased auto sales in the United States and Mexico. We expect our construction segment in Mexico to remain stable. However, the future for the construction market in the United States, Spain, France and Portugal remains uncertain. Recently, our operations in the flat glass manufacturing and processing facilities were impacted by rain and flooding from Hurricane Alex, resulting in damage that we expect will be covered by insurance, less applicable deductibles, which we expect will impact our results of operations. See “Summary—Recent Developments—Temporary Suspension of Operations at Manufacturing Facilities in García, Nuevo León.”
          Natural Gas Prices and Related Derivative Financial Instruments
          Our cost of goods sold is highly correlated to the prices of our raw materials, particularly natural gas. For the year ended December 31, 2009, the natural gas price decreased 28% to $4.40 per MMBTU when compared to its closing price of $6.07 per MMBTU for the year ended December 31, 2008. During the first six months of the current year, the average price of natural gas increased 22% from $3.71 to $4.54 per MMBTU for the six-month period ended June 30, 2009 compared to the same period of 2010.
          Historically, we have not been able to raise the prices of our products to fully reflect the increases in our operating costs that result from increases in the price of natural gas, thereby adversely affecting our results of operations.
          We have historically entered into swaps and other DFIs in the ordinary course of our business to hedge our exposure to natural gas price increases. This strategy is susceptible to the risk that a decrease in natural gas prices could have an adverse effect on the fair market value of the DFIs, resulting in related losses reflected in our comprehensive financial results. While a material decline in natural gas prices would have the beneficial impact of substantially reducing our cost of goods sold, such benefits would be realized over a period of time, whereas the adverse effect in the value of the DFIs is recorded immediately in our financial result as a result of mark-to-market accounting rules.
          As of June 30, 2010, we had open DFI hedges with Pemex for approximately 32% of our estimated natural gas consumption for the remainder of the year at an average price of approximately $6.80 per MMBTU for 2010, and approximately 19% of our estimated natural gas consumption at an average price of approximately $7.32 per MMBTU for 2011. As of June 30, 2010, our open DFIs with Pemex had a mark-to-market liability value of approximately $13.8 million. In addition, under our remaining DFIs, we are obligated to make monthly settlement payments until December 2011 to the extent the market price on the monthly settlement date of natural gas is below the exercise price set forth in the agreement. For the first six months of 2010, we made aggregate monthly settlement payments of approximately Ps. 113 million ($8.9 million).
          The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis applied valuation models fully accepted for these types of instruments and took into consideration changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately $5 million.
          Because of our financial condition, we are currently unable to enter into significant additional hedging transactions to minimize our exposure to further increases or decreases in the price of natural gas, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, substantial increases in the price of natural gas may cause us to realize significant losses in our results of operations and relative stability and, alternatively, further decreases in the price of natural gas may cause us to realize losses in our comprehensive financial results.
          Economic Developments in Mexico, the United States and Europe Affecting Our Business
          A substantial portion of our operations are in Mexico and a substantial majority of our consolidated net sales are made in Mexico, the United States and Europe. Therefore, economic conditions in Mexico, the United States and Europe have a significant effect on our business, results of operations and financial position.
          2008 was considered a year of unprecedented events in modern times as it left a financial system in crisis. In 2009, the world economy decelerated abruptly and some national economies actually collapsed. World GDP decreased by 2.2% in 2009 according to International Monetary Fund statistics. The global economic deceleration had its roots in the U.S. economy, which contracted at a rate of 2.4% in 2009 compared to GDP growth rate of 0.4% in 2008. The sub-prime mortgage crisis that started in the U.S. in mid-2008 and moved into the financial markets affected the availability of credit in a manner that hurt many other sectors of the economy, including industrial sectors such as the construction and automotive sectors that are very important to us.
          In 2009, Mexico’s GDP registered a contraction rate of 6.5%. In 2008, Mexico’s GDP registered a growth rate of 1.3%, a lower figure than the GDP growth rate of 3.3% reported for 2007. For 2010, we expect the country to continue confronting difficulties due to a slower-than-expected recovery of the U.S. economy, one of our principal commercial markets, and an instability shown in the European Union markets that significantly affects the Spanish market.
          Most of our manufacturing facilities are located in Mexico. Our consolidated net sales resulting from sales to parties located within Mexico were 42%, 44% and 46% for each of the years ended December 31, 2007, 2008 and 2009, respectively.
          Although the Mexican government’s continued fiscal and monetary policy helps the country maintain low levels of inflation and a manageable deficit, it does not provide the flexibility necessary to support Mexico’s economic improvement. As a result, new investment and growth in aggregate purchasing power have been marginal. Several factors could affect the growth of Mexico’s economy and its industrial sector in particular. These factors include (i) the extent of the U.S. economic recovery and the participation of Mexico’s industrial sector in that recovery and (ii) the Mexican government’s approval and implementation of fiscal and other structural reforms, such as the evolution of energy prices, particularly natural gas.
          Inflation and Foreign Currency Exchange Rate Fluctuations
          The following table sets forth, for the periods presented, certain information relating to inflation and foreign currency exchange rates:

							For the Six-Month
	For the Year Ended December 31,						Period Ended June 30,
	2007		2008		2009		2009		2010
Nominal Mexican peso devaluation relative to the U.S. dollar(1)		0.5%		27.3%		(5.6%)		(4.6%)		(3.1%)
Nominal dollar devaluation relative to the euro		11.2%		(5.2%)		3.5%		7.7%		(18.2%)
Mexican inflation (based on changes in INPC)(1)		3.8%		6.5%		3.6%		1.3%		1.4%
Free Exchange Rate as of year end(1)	Ps.	10.8662	Ps.	13.8325	Ps.	13.0587	Ps.	13.2023	Ps.	12.6567
Mexican GDP growth rate(2)		3.3%		1.3%		(6.5%)
Exchange rate of euro per Mexican peso as of year end(3)	Ps.	15.9526	Ps	19.2534	Ps.	19.5789	Ps.	18.6561	Ps.	15.5234
Exchange rate of dollar per euro as of year end (3)		$1.4680		$1.3918		$1.4992		$1.4130		$1.2264

(1)	Source: Banco de México.

(2)	Source: Instituto Nacional de Estadística, Geografía e Informática (National Institute of Statistics, Geography and Information).

(3)	Source: Federal Reserve Bank of New York—Noon Buying Rates as to euro-to-dollar exchange rate and Banco de México as to U.S. dollar-to-Mexican peso exchange rate.
          Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Operating Margins
          Changes in the value of the Mexican peso to the U.S. dollar have an effect on our results of operations. In general, as described more fully in the following paragraphs, a devaluation of the Mexican peso will likely result in an increase in our operating margins and an appreciation of the Mexican peso will likely result in a decrease in our operating margins, in each case measured in Mexican pesos. This is because the aggregate amount of our consolidated net sales denominated in or affected by U.S. dollars exceeds the aggregate amount of our cost of goods sold and our selling, general and administrative expenses denominated in or affected by U.S. dollars.
          A substantial portion of the sales generated by our Mexican subsidiaries and the total sales of our U.S. subsidiaries are either denominated in or affected by U.S. dollars. The prices of a significant number of the products we sell in Mexico, particularly flat glass products for automotive uses and capital goods, are linked to the U.S. dollar. In addition, substantially all of our export sales are invoiced in U.S. dollars and subsequently translated into Mexican pesos using the exchange rate in effect at the time of the transaction. As a result, when the Mexican peso devaluates against the U.S. dollar, as was the case in 2006, 2007 and 2008, the same level of U.S. dollar sales as in a prior period will result in higher Mexican peso revenues in the more recent period. Conversely, when the Mexican peso appreciates against the U.S. dollar, as was the case in 2005 and 2009, the same level of U.S. dollar sales as in a prior period will result in lower Mexican peso revenues in the more recent period. Moreover, because a material portion of our cost of goods sold, including labor costs and selling, general and administrative expenses, is invoiced in Mexican pesos and is not directly affected by the relative value of the Mexican peso to the U.S. dollar, the appreciation or devaluation of the Mexican peso relative to the U.S. dollar has a significant effect on our operating margins, at least in the short-term.
          Further, a strong Mexican peso relative to the U.S. dollar makes the Mexican market more attractive for importers and competitors that might not otherwise sell in the Mexican market. A strong Mexican peso relative to the U.S. dollar also makes our products with prices that are denominated in or affected by U.S. dollars less competitive or profitable. With respect to such products, when the Mexican peso appreciates we must either increase our prices in U.S. dollars, which makes our products less price-competitive, or bear reduced operating margins when measured in Mexican pesos. Given the competitive nature of the industries in which we operate, we have chosen to reduce our operating margins for such products in response to appreciation of the Mexican peso relative to the U.S. dollar in the past.
          Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
          Effects of Inflation and Foreign Currency Exchange Rate Fluctuations on Total Comprehensive Financing Result
          Beginning in 2008, our total comprehensive financing result includes (i) net interest expense, (ii) net effect of changes in nominal foreign currency exchange rates on monetary assets and liabilities denominated in foreign currencies and (iii) gains or losses related to hedging transactions. Net interest expense is calculated as the nominal amount of interest expense incurred by us with respect to our short-term and long-term debt, minus the nominal amount of interest income generated by us with respect to our monetary assets.
          Our total comprehensive financing result is also impacted by changes in the nominal value of the Mexican peso relative to the U.S. dollar. Foreign currency exchange gains or losses included in total financing cost result primarily from the impact of nominal changes in the U.S. dollar-Mexican peso exchange rate on our Mexican subsidiaries’ U.S. dollar-denominated monetary liabilities (such as U.S. dollar-denominated debt and accounts payable arising from imports of raw materials and equipment) and assets (such as U.S. dollar-denominated cash and cash equivalents and accounts receivable from exports). Because historically our U.S. dollar-denominated liabilities have exceeded our U.S. dollar-denominated monetary assets, the devaluation and appreciation of the Mexican peso resulted in exchange losses and gains, respectively. Accordingly, in 2006, 2007 and 2008, the nominal devaluation of the Mexican peso relative to the U.S. dollar resulted in foreign currency exchange losses.
          Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to fluctuations in foreign currency exchange rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms.
          Effect of Increases in Interest Rates
          Interest rate risk exists primarily with respect to our floating-rate Mexican peso and U.S. dollar-denominated debt, which generally bear interest based on the TIIE or LIBOR. If the TIIE or LIBOR increases significantly, our ability to service our debt will be adversely affected.
          As of June 30, 2010, our floating-rate Mexican peso and U.S. dollar-denominated debt amounted to Ps. 1,698 million ($134 million) and Ps. 1,597 million ($126 million), respectively. Because of our financial condition, we are currently unable to enter into hedging transactions to mitigate our exposure to either fixed or floating interest rates, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. See “Risk Factors—Risk Factors Relating to Economies in Which We Participate—We may be adversely affected by increases in natural gas prices, interest rates or foreign exchange rate changes that we are unable to mitigate through derivative transactions due to our financial condition.”
          Government, Economic, Fiscal, Monetary or Political Policies or Factors
          For a discussion of government economic, fiscal, monetary or political policies that could materially affect our operations or investments, please refer to “Risk Factors—Risk Factors Relating to Economies in Which We Participate.”

Results of Operations
          The following table sets forth, for the periods presented, selected items of our consolidated statements of operations calculated as a percentage of our consolidated net sales.

	For the year ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	70.6	73.3	71.6
Gross profit	29.4	26.7	28.4
General, administrative and selling expenses	19.9	20.8	22.9
Operating income	9.5	5.9	5.5
Total comprehensive financing result	5.8	31.3	9.9
Net income	0.5	(19.6)	(3.1)
          The following table sets forth, for the periods presented, the consolidated net sales, export sales and operating income (before corporate and other eliminations) of each of our business units, as well as the contribution to our consolidated results of operations, in percentage terms, of the consolidated net sales, export sales and operating income (after corporate and other eliminations, and reflecting export sales in U.S. dollars) of each of our business units. Peso amounts set forth in the following table are presented in nominal Mexican pesos except that all amounts pertaining to fiscal year 2007 contained in this Statement are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

	For the year ended December 31,
	2007			2008			2009			2009
			% of			% of			% of
	Amount		Total	Amount		Total	Amount		Total	Amount
	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Glass Containers	Ps.	14,676	51%	Ps.	5,524	53%	Ps.	12,452	52%	$954
Flat Glass		13,605	48%		13,230	46%		11,453	47%	877
Corporate and other eliminations		310	1%		259	1%		86	1%	7

Consolidated net sales	Ps.	28,591	100%	Ps.	29,013	100%	Ps.	23,991	100%	$1,837

	(Ps. millions, except for percentages)									($ millions)(1)
Net sales
Domestic	Ps.	12,008	42%	Ps.	12,831	44%	Ps.	11,152	46%	$854
Exports		6,673	23%		6,547	23%		6,568	28%	503
Foreign Subsidiaries		9,910	35%		9,635	33%		6,271	26%	480

	Ps.	28,591	100%	Ps.	29,013	100%	Ps.	23,991	100%	$1,837

	($ millions(2), except for percentages)
Net sales
Domestic		$1,078	42%		$1,157	44%		$824	46%
Exports		601	24%		600	23%		484	28%
Foreign Subsidiaries		881	34%		870	33%		461	26%

		$2,560	100%		$2,627	100%		$1,770	100%

	($ millions(2), except for percentages)
Export sales
Glass Containers		$364	61%		$383	64%		$349	72%
Flat Glass		237	39%		217	36%		136	28%

Consolidated export sales		$601	100%		$600	100%		$484	100%

	(Ps. millions, except for percentages)									($ millions)(1)
Operating income (loss)
Glass Containers	Ps.	2,054	76%	Ps.	1,661	97%	Ps.	1,956	147%	$150
Flat Glass		782	29%		186	11%		(591)	(45)%	(45)
Corporate and other eliminations		(132)	(5)%		(137)	(8)%		(36)	(3)%	(4)

Consolidated operating income	Ps.	2,704	100%	Ps.	1,710	100%	Ps.	1,329	100%	$101

(1)	These amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of 13.0587 Mexican pesos per U.S. dollar, the Free Exchange Rate on December 31, 2009.

(2)	Dollar figures reported herein are in nominal U.S. dollars derived by dividing each month’s nominal Mexican pesos by the exchange rate published by Banco de México for such month’s end.
          Six-Month Period Ended June 30, 2010 Compared to Six-Month Period Ended June 30, 2009
          Net Sales
          Our consolidated net sales decreased 7.3% from Ps. 12,292 million ($971 million) for the six-month period ended June 30, 2009 to Ps. 11,399 million ($901 million) for the same period of 2010. This decrease was primarily due to price erosion and lower sales volumes in glass containers caused by overall excess capacity, as well as to lower sales volumes from our flat glass subsidiaries located in the United States, Spain and Colombia.
          Domestic sales increased 2.4% from Ps. 5,728 million ($453 million) for the six-month period ended June 30, 2009 to Ps. 5,867 million ($464 million) for the same period of 2010. This increase was mainly driven by higher sales volumes in the automotive industry, partially offset by lower volumes in domestic sales for the Glass Containers business unit.
          Export sales increased 10.5%, measured in nominal U.S. dollars, from $237 million for the six-month period ended June 30, 2009 to $262 million for the same period of 2010. This increase was mainly due to higher sales volumes in our third-party exports automotive market.
          Foreign subsidiaries’ sales decreased 25.6%, measured in nominal U.S. dollars, from $234 million in the six-month period ended June 30, 2009 to $174 million for the same period of 2010. This decrease was mainly triggered by lower demand in the construction markets in the United States and Spain. Foreign subsidiaries’ sales and export sales each represented 27% of our consolidated net sales for the six-month period ended June 30, 2010.
          Glass Containers Business Unit
          Consolidated net sales of our Glass Containers business unit decreased 8.9%, measured in Mexican pesos, from Ps. 6,404 million ($506 million) for the six-month period ended June 30, 2009 to Ps. 5,834 million ($461 million) for the same period of 2010. The main driver for this decrease was price erosion and lower sales volumes caused by overall excess capacity, and also by the decrease in volume in the beer bottle segment in the domestic market and the export sales of our beer and our wine and liquor segments.
          Export sales decreased 3.3%, measured in nominal U.S. dollars, in the six-month period ended June 30, 2010 compared to the same period of 2009 due to a volume decline in all segments, except in CFT (cosmetics, fragrances and toiletries). Although foreign subsidiaries’ sales increased 25% from $4 million for the six-month period ended June 30, 2009 to $5 million for the same period of 2010, such sales represented only 1% of the net sales of the Glass Containers business unit for the six-month period ended June 30, 2010.
          Flat Glass Business Unit
          Consolidated net sales of our Flat Glass business unit decreased 5.9% from Ps. 5,764 million ($455 million) for the six-month period ended June 30, 2009 to Ps. 5,425 million ($429 million) for the same period of 2010. This decrease resulted from lower sales volumes faced by our foreign subsidiaries, partially offset by a slight recovery in the automotive sector.
          Domestic sales increased 22.8% from Ps. 1,787 ($141 million) for the six-month period ended June 30, 2009 to Ps. 2,195 million ($173 million) for the same period of 2010. This increase was mainly driven by a slight recovery in the automotive OEM market and float glass sales volumes. Additionally, during 2009 our Flat Glass business unit faced strong pricing pressure from its domestic market competitors, causing the Company to increase its exports to Central and South America, which have lower sales margins.
          Export sales increased 56.4%, measured in nominal U.S. dollars, from $55 million for the six-month period ended June 30, 2009 to $86 million for the same period of 2010. This increase was mainly due to higher automotive safety glass sales.
          Foreign subsidiaries’ sales decreased 26.5%, measured in nominal U.S. dollars, from $230 million for the six-month period ended June 30, 2009 to $169 million for the same period of 2010. This decrease was due to adverse economic conditions that mainly affected the construction markets in the United States and Spain, which are both crucial markets for the Company.
          Generally, we realize higher profit margins in our domestic market business and, accordingly, our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity whenever possible.
          Operating Income
          Our consolidated operating income decreased 2.8% from Ps. 633 million ($50 million) for the six-month period ended June 30, 2009 to Ps. 616 million ($49 million) for the same period of 2010. This decrease was due to the price erosion and the lower volumes that had a negative impact on our fixed cost absorption. All of the above was partially offset by a slight recovery in the automotive industry and by savings related to our cost and expense reduction initiatives implemented in 2008 through the third quarter of 2009. Our operating income was also affected by the increase in natural gas price as the average price increased 22% from $3.71 per MMBTU for the six-month period ended June 30, 2009 compared to $4.54 per MMBTU for the same period of 2010.
          Glass Containers Business Unit
          Operating income of our Glass Containers business unit decreased 21.8% from Ps. 924 million ($73 million) for the six-month period ended June 30, 2009 to Ps. 722 million ($57 million) for the same period of 2010. This decrease was mainly driven by the lower volumes in the domestic beer market, 22% increase in the average gas price and, as previously mentioned, price erosion due to overcapacity in the markets in which we participate.
          Flat Glass Business Unit
          Operating loss of our Flat Glass business unit was Ps. 73 million ($6 million) for the six-month period ended June 30, 2010, compared to Ps. 277 million ($22 million) for the same period of 2009. This loss decrease was due to improved sales volumes partially offset by higher energy costs of 22%.
          Total Comprehensive Financing Result
          Our total comprehensive financing cost increased 4.9% from Ps. 1,039 million ($82 million) for the six-month period ended June 30, 2009 to Ps. 1,090 million ($86 million) for the same period of 2010. This increase was primarily due to lower exchange gain of Ps. 285 million ($23 million) in 2010 compared to a gain of Ps. 774 million ($61 million) in 2009.
          Other Expenses (Income), Net
          Other expenses (income), net decreased from Ps. 159 million ($13 million) for the six-month period ended June 30, 2009 to Ps. 152 million ($12 million) for the same period of 2010. During the six-month period ended June 30, 2010, the balance included (i) loss from the sale of long-lived assets of Ps. 71 million ($6 million), (ii) severance expense of Ps. 45 million ($4 million) and (iii) workers profit sharing (PTU) of Ps. 8 million ($1 million).

          Income Taxes
          On December 7, 2009, amendments to the Regular Income Tax (“ISR”) Law of 2009 were published, to become effective beginning in 2010. These amendments state that: (i) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015 and (ii) ISR relating to any tax consolidation benefit obtained in 2005 and thereafter should be paid during the sixth through the tenth year after such benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained between 1982 (the tax consolidation starting year) and 1998 may be required in those cases provided by law.
          Income tax represented an income tax gain of Ps. 152 million ($12 million) for the period ended June 30, 2010 compared to an income tax gain of Ps. 142 million ($11 million) for the same period of 2009. The amount for 2010 represents a deferred income tax gain of Ps. 525 million ($41 million) that was offset by an accrued income tax expense of Ps. 373 million ($29 million), and the amount for 2009 represents a deferred income tax of Ps. 177 million ($14 million) that was offset by an accrued income tax expense of Ps. 35 million ($3 million).
          Net Income
          For the six-month period ended June 30, 2010, we generated a consolidated net loss of Ps. 459 million ($36 million) compared to a net loss of Ps. 409 million ($32 million) for the same period of 2009. This increase in losses was mainly due to a lower operating income affected by higher energy costs and other expenses and to a lower exchange gain.
          Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
          Net Sales
          Our consolidated net sales decreased 17.3% from Ps. 29,013 million ($2,222 million) for the year ended December 31, 2008 to Ps. 23,991 million ($1,837 million) for the year ended December 31, 2009. On a comparable basis, excluding the sales from Comegua, which was presented as a consolidated subsidiary until November 2008, consolidated net sales decreased 10.7% from Ps. 26,854 million ($2,056 million) for the year ended December 31, 2008 to Ps. 23,991 million ($1,837 million) for the year ended December 31, 2009. The market contraction we experienced in 2009, primarily in the beer containers and automotive markets in the United States as well as the construction markets in the United States and Spain, adversely impacted our sales volume and, consequently, our profit.
          Domestic sales declined 13.1%, measured in Mexican pesos, from Ps. 12,831 million ($983 million) for the year ended December 31, 2008 to Ps. 11,152 million ($854 million) for the year ended December 31, 2009. This decrease was mainly due to sales volume declines in the food and beer segments for our Glass Containers business unit attributable to the 2009 economic contraction.
          Export sales, which were principally affected by lower sales volumes in the automotive market, decreased 19.3%, measured in nominal U.S. dollars, from $600 million in 2008 to $484 million in 2009.
          Foreign subsidiaries’ sales decreased 47%, measured in nominal U.S. dollars, from $870 million in 2008 to $461 million in 2009. This decrease was mainly triggered by lower demand in the construction markets in the United States and Spain, as well as the deconsolidation of Comegua in December 2008. Foreign subsidiaries’ sales and export sales represented 26% and 28%, respectively, of our consolidated net sales for the year ended December 31, 2009.
          Glass Containers Business Unit
          Consolidated net sales of our Glass Containers business unit decreased 20% from Ps. 15,484 million ($1,186 million) for the year ended December 31, 2008 to Ps. 12,385 million ($948 million) for the year ended December 31, 2009. The main driver for this sales decrease was a significant decrease in sales volume in the beer bottle segment, as well as a sales volume decrease in the food and the wine and liquor domestic markets during 2009, partially offset by an increase in cosmetic segment sales volumes.
          Export sales decreased 8.9% year-over-year, measured in nominal U.S. dollars, due to a volume decline in all segments, except in CFT (cosmetics, fragrances and toiletries), from $383 million in 2008 to $349 million in 2009. Foreign subsidiaries’ sales decreased 97% year-over-year, measured in nominal U.S. dollars, from $209 million to $6 million. On a comparable basis, excluding Comegua’s deconsolidation, foreign subsidiaries’ sales decreased 50% year-over-year from $12 million to $6 million, also measured in nominal U.S. dollars.
          Flat Glass Business Unit
          Consolidated net sales of our Flat Glass business unit were Ps. 11,377 million ($871 million) for the year ended December 31, 2009, a decrease of 13.7%, measured in Mexican pesos, compared to Ps. 13,187 million ($1,010 million) for the year ended December 31, 2008. This result was due to economic conditions and declining demand in the construction and automotive sectors, both affecting our business profit in 2009.
          A decrease in domestic sales of 2.7% year-over-year was mainly driven by lower automotive glass sales in both our OEM and AGR markets, as well as by lower flat glass volumes. Additionally, the Float Glass business faced strong pricing pressure from its domestic market competitors, which made the Company apply a price adjustment and redirect part of its sales towards float glass exportation to Central and South America, obtaining lower margins.
          Export sales decreased 37.3% year-over-year, measured in nominal U.S. dollars, from $217 million in 2008 to $136 million in 2009. This decrease was affected by lower automotive glass sales though partially offset by higher volumes in flat glass sold to Central and South America.
          Foreign subsidiaries’ sales decreased 31.3%, measured in nominal U.S. dollars, from $661 million in 2008 to $454 million in 2009. This decrease was due to adverse economic conditions which mainly affected the construction markets in the United States and Spain, which are both crucial markets for the Company.
          Generally, we realize higher profit margins in our domestic market business, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity.
          Operating Income
          Our consolidated operating income decreased 22.3% from Ps. 1,710 million ($131 million) for the year ended December 31, 2008 to Ps. 1,329 million ($101 million) for the year ended December 31, 2009. This decrease was due to lower volumes that had a negative impact on our fixed cost absorption, which was affected by a decline in the beer market and a significant decline in the automotive and construction markets, as well as to Comegua’s deconsolidation in December 2008. All of the above were partially offset by savings related to our cost and expense reduction initiatives, through 2008 and up to the third quarter in 2009. Since the last quarter of 2008, we have adopted a significant and focused cost reduction plan, which includes reducing our workforce, optimizing production capacity in order to maximize utilization and efficiencies, generating savings in the supply chain, packaging and maintenance, canceling aircraft leasing contracts, divesting non-productive assets, and eliminating the outsourcing of non-strategic services, among other things. We estimate that these initiatives, as well as other initiatives aimed at reducing operating costs, reducing corporate expenses and improving efficiency, will result in annual savings of approximately $122 million from the third quarter of 2009 (which is when we completed the full implementation of these initiatives) and onward.
          Glass Containers Business Unit
          Operating income of our Glass Containers business unit increased 17.8% from Ps. 1,661 million ($127 million) for the year ended December 31, 2008 to Ps. 1,956 million ($150 million) for the year ended December 31, 2009. This increase was mainly driven by lower gas prices that decreased 56% in annual average price from $8.40 per MMBTU in 2008 to $3.70 per MMBTU in 2009, an increase in cosmetic segment sales volumes that was one of our most profitable segments, and the successful implementation of our cost reduction program.
          Flat Glass Business Unit
          Operating loss of our Flat Glass business unit was Ps. 591 million ($45 million) for the year ended December 31, 2009, compared to an operating income of Ps. 186 million ($14 million) for the year ended December 31, 2008. This increased loss was due to higher energy and raw materials costs coupled with lower production volumes and the corresponding lower fixed cost absorption, which resulted from the sluggish construction and automotive markets in Mexico, the U.S. and Spain.
          Total Comprehensive Financing Result
          Our total comprehensive financing cost decreased 74% from Ps. 9,077 million ($695 million) for the year ended December 31, 2008 to Ps. 2,366 million ($181 million) for the year ended December 31, 2009. This decrease was primarily due to the change of the value claimed by our Counterparties in the DFI Claims from a loss of Ps. 3,766 million ($288 million) for the year ended December 31, 2008 to a loss of $570 million ($44 million) for the year ended December 31, 2009; and from a non-cash foreign exchange loss of Ps. 3,222 million ($247 million) for the year ended December 31, 2008 to a gain of Ps. 976 million ($75 million) during the year ended December 31, 2009, as a result of an appreciation of the Mexican peso during the year ended December 31, 2009 compared to a depreciation in 2008.
          Other Expenses (Income), Net
          Other expenses (income), net decreased from a loss of Ps. 495 million ($38 million) for the year ended December 31, 2008 to a loss of Ps. 291 million ($22 million) for the year ended December 31, 2009. This decrease was mainly due to (i) a gain from the sale of long-lived assets of Ps. 209 million ($16 million) in 2009 compared to a gain of Ps. 3 million ($0.2 million) in 2008; (ii) fees and costs related to debt restructuring of Ps. 7 million ($0.5 million) for the year ended December 31, 2009 compared to the absence of these fees in 2008; and (iii) workers profit sharing (PTU) of Ps. 13 million ($1 million) for the year ended December 31, 2009 compared to Ps. 10 million ($0.7 million) in 2008.
          Income Taxes
          On December 7, 2009, amendments to the ISR Law of 2009 were published, to become effective beginning in 2010; these amendments state that: (a) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015, and (b) ISR relating to any tax consolidation benefit obtained in 2005 and thereafter should be paid during the sixth through the tenth year after the benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained between 1982 (tax consolidation starting year) and 1998 may be required in those cases provided by law.
          Income tax for the year ended December 31, 2009 represented an income tax benefit of Ps. 598 million ($46 million) compared to an income tax benefit of Ps. 2,175 million ($167 million) for the year ended December 31, 2008. The amount for 2009 represents a current benefit of income tax of Ps. 3 million and a deferred income tax gain of Ps. 595 million, and the amount for 2008 represents a current income tax of Ps. 123 million and a deferred income tax gain of Ps. 2,298 million from tax loss carryforwards generated in 2008 by the Company, resulting primarily from foreign exchange losses on our U.S. dollar-denominated debt as well as from payments made for margin calls on our derivative financial instruments. The Company has also recorded deferred tax assets, primarily related to the DFI Claims brought by the Counterparties. Based on our financial projections, we believe we will generate sufficient taxable income in future years to allow us to recover our deferred tax assets up to the amount of the recorded asset.

          Net Loss
          For the year ended December 31, 2009, we generated a consolidated net loss of Ps. 754 million ($57 million) compared to a net loss of Ps. 5,682 million ($435 million) for the year ended December 31, 2008. This decrease was mainly due to a lower total comprehensive financing result derived from the items previously mentioned.
          Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
          Net Sales
          Our consolidated net sales increased 1.5% from Ps. 28,591 million ($2,067 million) for the year ended December 31, 2007 to Ps. 29,013 million ($2,097 million) for the year ended December 31, 2008. During the year ended December 31, 2008, domestic sales grew 6.9% while foreign subsidiaries’ sales and export sales declined 2.8% and 1.9% year-over-year, respectively. The complex international financial situation and severe contractions in the markets we serve adversely impacted the Company’s sales volumes in the last quarter of 2008.
          Domestic sales increased as a result of an improved product mix at the Glass Containers business unit which compensated a moderate volume drop year-over-year mostly driven by a sharp drop in volumes towards the last quarter of 2008. Export sales decreased from $601 million to $600 million, measured in nominal U.S. dollars. This decrease was mainly due to lower volumes in the last quarter of the year 2008 in the automotive business line at the Flat Glass business unit, partially offset by higher float glass volumes sold in the South and Central American markets. Foreign subsidiaries’ sales, measured in nominal U.S. dollars, decreased from $881 million to $870 million. This decrease was mainly due to weakening markets and softening demand at the Flat Glass business unit, specifically in the United States and Spanish construction markets. Measured in nominal U.S. dollars, our export and foreign subsidiaries’ sales represented 23% and 33%, respectively, of our consolidated net sales for the year ended December 31, 2008.
          Glass Containers Business Unit
          Net sales of our Glass Containers business unit increased 5.8% from Ps. 14,639 million ($1,058 million) for the year ended December 31, 2007 to Ps. 15,484 million ($1,119 million) for the year ended December 31, 2008. The main driver of this sales increase was an improved overall product mix in the domestic market. Moreover, the food, beer and soft drinks business lines in the domestic market experienced an increase in volume during the first nine months of 2008 which was offset by an overall volume decline during the last quarter of year 2008 linked to the difficult economic environment. On December 18, 2008, the Company announced that Grupo Modelo, one of the key customers in the Glass Containers business unit, had notified the Company that, due to the current world market contraction, it would significantly reduce its beer bottle orders from us.
          Export sales grew 5.1% year-over-year from $365 million to $383 million due to a better product mix at the food, soft drinks and wine and liquor business lines coupled with higher volumes in CFT (cosmetics, fragrances and toiletries) and wine and liquor business lines. Foreign subsidiaries’ sales grew 1.6% year-over-year despite the deconsolidation of Comegua starting December 1, 2008. For more information regarding the deconsolidation of Comegua and its effects on our balance sheet and income statement, see “Presentation of Financial Information and Other Information.”
          Flat Glass Business Unit
          Net sales of our Flat Glass business unit were Ps. 13,187 million ($953 million) for the year ended December 31, 2008, a decrease of 3%, compared to Ps. 13,591 million ($983 million) for the year ended December 31, 2007. This result was due to the global economic conditions and declining demand in the construction and automotive sectors at year end, both crucial for the Company.
          An increase in domestic sales of 5.7% year-over-year was mainly driven by higher automotive glass sales due to higher volumes in both the OEM and AGR markets for the first nine months of the year, partially offset by a reversal in such trend in the last quarter of 2008 in connection with the world market contraction. Float glass volumes in the construction market remained stable year-over-year with a similar downward trend in the last quarter of 2008 although the Company maintained its market share in the Mexican market.
          Export sales decreased 8.4% year-over-year, measured in nominal U.S. dollars, from $237 million in 2007 to $217 million in 2008. This decrease was mainly due to lower automotive glass sales in the OEM and AGR markets, which were partially offset by higher float glass volumes sold to the Central and South American markets. This decrease in the AGR market is in line with the Company’s strategy to focus on the domestic market. In May 2009, we decided to sell the inventory which was dedicated to serve the AGR distribution market in the United States, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in the AGR distribution market, but remain in the retail and installation segment. We also consolidated operations and closed six distribution centers and ten installation centers.
          Generally, we realize higher profit margins in our domestic market business, and, accordingly, whenever possible our strategic goal is to direct our production volume to Mexico and adjust export levels to match our remaining production capacity.
          Therefore, our export sales correlate to our available capacity, mainly in our Flat Glass business unit, including both its float and automotive businesses. In 2006, we decided to decrease our export AGR sales in the automotive business when our OEM market sales increased. Specifically, export prices as well as rising energy and freight costs in 2006 significantly impacted the profitability of our export business, causing us to decide to temporarily exit the export market by shutting down a flat glass manufacturing furnace in Mexico City, which reduced our export capacity.
          In 2007, however, we increased exports within both the float and automotive businesses. In the automotive business, we had less OEM volume and thus increased our AGR export sales. In the float business, we acquired a 50% share of the Mexicali flat glass facility from our previous joint venture partner AFG, which also gave us additional capacity dedicated to our export business. Going forward, we will continue to adjust our export sales depending on domestic growth rates and capacity utilizations.
          Measured in nominal U.S. dollars, sales from foreign subsidiaries decreased 2.4% year-over-year from $677 million to $661 million. Sales at Vitro Cristalglass decreased 4% as a result of a weakening construction market and softening demand. Sales at Vitro America were adversely affected by the slowdown in demand from the U.S. residential construction market and in the commercial construction market due to the difficult economic environment, which was partially offset by a 2% increase in sales at Vitro Colombia due to increased volumes associated with regional demand.
          Operating Income
          Our consolidated operating income decreased 36.8% from Ps. 2,704 million ($195 million) for the year ended December 31, 2007 to Ps. 1,710 million ($124 million) for the year ended December 31, 2008. This decrease was due to higher energy and raw materials costs and the transfer of a plant in Mexico City to Toluca, as well as to lower volumes that had a negative impact on our fixed cost absorption. All of the above was partially offset by a better product mix in the domestic glass container market and by savings related to our cost and expense reduction initiatives. In 2008, our implemented cost and expense reduction initiatives saved $40 million. These savings relate primarily to production capacity optimization to maximize utilization and efficiency; supply chain, packaging and maintenance savings; a reduction in our workforce; and cost-cutting measures at the corporate level including cancellation of two airplane leasing contracts and limitations on employee and executive committee business travel.
          Glass Containers Business Unit
          Operating income of our Glass Containers business unit decreased 19.1% from Ps. 2,054 million ($148 million) for the year ended December 31, 2007 to Ps. 1,661 million ($120 million) for the year ended December 31, 2008. This decrease was driven by lower production volumes and their impact on fixed cost absorption, higher energy and raw materials costs and the costs associated with the transfer of a plant in Mexico City to Toluca. We believe these factors were partially offset by better production efficiencies, a better product mix in the domestic market, and the continued cost reduction initiatives. Our improved production efficiencies include (i) increases in our production speed, (ii) improvements in waste management, and (iii) the use of lighter weight products. In 2007 these improved production efficiencies helped to improve our operating income by 14.9%; however, due to the various factors negatively affecting our financial condition in 2008, we were unable to estimate the benefits of these efficiency improvements on our net income in 2008.
          Flat Glass Business Unit
          Operating income of our Flat Glass business unit was Ps. 186 million ($13 million) for the year ended December 31, 2008, a decrease of 76.2%, compared to Ps. 782 million ($57 million) for the year ended December 31, 2007. This decrease was due to higher energy and raw materials costs coupled with lower production volumes and the corresponding lower fixed cost absorption — resulting from the sluggish construction and automotive markets.
          Total Comprehensive Financing Result
          Our total comprehensive financing expense increased 446.8% from Ps. 1,660 million ($120 million) for the year ended December 31, 2007 to Ps. 9,077 million ($656 million) for the year ended December 31, 2008. This increase was primarily due to the change of the value claimed by our Counterparties in the DFI Claims from a loss of Ps. 201 million ($15 million) for the year ended December 31, 2007 to a loss of Ps. 3,766 million ($272 million) for the year ended December 31, 2008, and to an increase in non-cash foreign exchange loss from Ps. 94 million ($7 million) in the year ended December 31, 2007 to Ps. 3,222 million ($233 million) during the year ended December 31, 2008, as a result of a higher depreciation of the Mexican peso during the year ended December 31, 2008, and the elimination of the monetary position at the beginning of year ended December 31, 2008 due to the new Mexican Financial Reporting Standards. Derivative instruments losses for the year ended December 31, 2008 were comprised mainly of losses in natural gas price DFIs of approximately Ps. 2,432 million ($176 million) due to decreases in the natural gas prices during the final months of 2008, and of losses in foreign exchange rate DFIs of approximately Ps. 1,578 million ($114 million) due to the high volatility that the markets experienced in the final months of 2008 that resulted in a sharp increase in Mexican peso/U.S. dollar foreign exchange rates, partially offset by gains in interest rate DFIs of approximately Ps. 59 million ($4 million) due to decreases in the TIIE.
          Other Expenses (Income), Net
          Other expenses (income), net decreased by Ps. 374 million ($27 million) from a loss of Ps. 869 million ($63 million) for the year ended December 31, 2007 to a loss of Ps. 495 million ($36 million) for the year ended December 31, 2008. This decrease was mainly due to (i) an absence of fees and costs related to debt restructuring for the year ended December 31, 2008 compared to Ps. 488 million ($35 million) incurred for the extinguishment of debt associated with our debt restructuring completed during 2007; (ii) a gain from the sale of long-lived assets of Ps. 3 million ($0.2 million) in 2008 compared to a loss of Ps. 47 million ($3 million) in 2007; and (iii) workers profit sharing (PTU) of Ps. 10 million ($0.7 million) during the year ended December 31, 2008 compared to Ps. 54 million ($3.9 million) during the year ended December 31, 2007.
          Income Taxes
          Income tax for the year ended December 31, 2008 represented an income tax benefit of Ps. 2,175 million ($157 million) compared to an expense of Ps. 44 million ($3 million) for the year ended December 31, 2007. In 2008 the Company generated tax loss carryforwards resulting primarily from foreign exchange losses on our U.S. dollar-denominated debt as well as from payments made for margin calls on our derivative financial instruments. The Company has also recorded deferred tax assets, primarily related to the derivative liability claimed by our Counterparties. Based on our financial projections, we believe we will generate sufficient taxable income in future years to allow us to recover our deferred tax assets up to the amount of the recorded asset.

          Net Income
          For the year ended December 31, 2008, we generated a consolidated net loss of Ps. 5,682 million ($411 million) compared to a net income of Ps. 131 million ($9 million) for the year ended December 31, 2007. This increased loss was mainly due to a higher total comprehensive financing result derived from the change of the value claimed by our Counterparties in our derivative instrument transactions. Such losses were partially offset by income tax benefits and lower levels of other expenses.

LIQUIDITY AND CAPITAL RESOURCES
          Our net interest expense on debt for the year ended December 31, 2009 was Ps. 2,772 million ($212 million) and our total comprehensive financing cost was Ps. 2,366 million ($181 million), while our operating income was Ps. 1,329 million ($101 million). As of December 31, 2009, our total consolidated indebtedness was Ps. 20,101 million ($1,540 million), of which Ps. 18,197 million ($1,393 million) is short-term debt. As of December 31, 2009 and June 30, 2010, our unrestricted cash and cash equivalent balances were Ps. 2,616 million ($200 million) and Ps. 2,203 million ($174 million), respectively.
          We are in default under our indentures and other financial instruments, and our future is dependent upon our ability to restructure our debt and other financial instruments. Given the amount of such obligations and the level of our cash and operating income, we do not currently have sufficient liquidity to service our debt.
          In order to generate liquidity to continue as a going concern, we must restructure our obligations under our indentures and other financial instruments, which will involve a significant reduction of the claims of the Holders of the Old Notes and other financial instruments, resulting in a significant decrease of our debt and interest expenses. If we are able to enter into consensual arrangements with our financial creditors, as part of that process we would make filings under Mexican and U.S. bankruptcy laws to accomplish a reorganization of our debt. If we are unable to enter into consensual arrangements with our financial creditors, we could be forced to seek relief through filings under Mexican and U.S. bankruptcy laws, which could force us to operate in uncertain circumstances for a period of time, which could materially adversely affect the relationships between us and our customers, suppliers and employees, and may result in a liquidation of the Company. See “Risk Factors—Risk Factors Relating to the Concurso Plan” and “Risk Factors—Risks Factors Relating to Our Business—We have insufficient liquidity to repay our existing obligations and meet our capital requirements.”
          As part of the measures we have adopted to improve our financial position and preserve liquidity, we have adopted a significant and focused cost reduction plan, which includes reducing our workforce, optimizing production capacity in order to maximize utilization and efficiencies, generating savings in the supply chain, packaging and maintenance, canceling aircraft leasing contracts, divesting non-productive assets and eliminating the outsourcing of non-strategic services, among other things. We estimate that these initiatives, as well as other initiatives aimed at reducing operating costs, reducing corporate expenses and improving efficiency, will result in annual savings of approximately $122 million from the third quarter of 2009 (which is when we completed the full implementation of these initiatives) and onward.
          Our ability to continue operations while we restructure our business also depends on our ability to achieve financing on reasonable terms. For a discussion of our recent financing activity, see “—Liquidity in 2010” below.
Liquidity in 2010
          In order to improve our liquidity in 2010, we implemented the following actions:
•	Fintech Sale and Leaseback Transaction. In December 2009, we completed a $75 million transaction with Fintech Advisory Limited, an affiliate of Fintech (“Fintech Advisory”), through the creation of a Mexican trust (the “Real Estate Trust”). Vitro and its subsidiaries, Comercializadora Álcali, S.A. de C.V. (“Álcali”), Vidriera Guadalajara, S.A. de C.V., Vidriera Monterrey, S.A. de C.V., Vidriera Querétaro, S.A. de C.V., Vidriera Los Reyes, S.A. de C.V. and Vidriera Toluca, S.A. de C.V. contributed seven real estate assets (industrial land) to the Real Estate Trust, receiving $75 million in cash contributed by Fintech Advisory to acquire these assets. We entered into a 15 year lease agreement that allows the Company to continue using the assets. The Company has the right to repurchase the title to these real estate assets in exchange for $126 million in cash in certain circumstances. If we default on a payment under the lease agreement or if certain other specified events were to occur, Fintech Advisory will have the right to sell such assets to third parties (assuming we have not already repurchased the assets), with the exception of certain parties such as competitors or creditors. If Fintech exercises its right to sell or lease the real estate assets, this could adversely affect our business. Additionally, subject to the execution of a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness and the satisfaction of certain other conditions precedent, Fintech may exercise one of two options obtained on the same date to exchange the rights over the Real Estate Trust for shares of the Company and/or a sub-holding subsidiary’s common shares. The option related to the common shares of the Company, if exercised, would be for up to a maximum of 93,099,849 shares that in the aggregate are currently held by the Company’s Pension and Stock Option Trusts (described herein), valued in accordance with the relevant valuation formula set forth in the option agreement and would leave Fintech with up to a maximum equity stake in the Company of approximately 24%. If those common shares are not sufficient to satisfy the $75 million option purchase, the remainder of the purchase option would be fulfilled with the delivery to Fintech of the necessary shares of the sub-holding subsidiary valued in accordance with the relevant valuation formula set forth in the option agreement. Alternatively, Fintech may elect to exercise the second option, over certain shares of the sub-holding subsidiary exclusively. Only one of the two options may be exercised. Fintech’s equity options expire three years after a restructuring plan or agreement for the restructuring of substantially all of our financial indebtedness is executed. The Company has the option to repurchase the sub-holding subsidiary’s shares during the three years following Fintech’s exercise of either option. In the event that Fintech exercises the option related to the Company’s common shares, a shareholders agreement among Fintech and the Company’s controlling shareholders will come into effect and would continue to be in effect as long as Fintech holds at least a 5% ownership in Vitro. Pursuant to the terms of such shareholders agreement, among other things, subject to certain limitations and qualifications, Fintech specifically agreed to vote with Mr. Adrian Sada Gonzalez, Ms. Esther Cueva de Sada, Ms. Maria Alejandra Sada Gonzalez and Mr. Adrian Sada Cueva, and the consent of such persons (including Fintech) will be required with respect to certain fundamental actions and voting matters affecting the Company. Moreover, under the shareholders agreement, Fintech and the other shareholders party thereto will be subject to certain transfer restrictions, in each case customary for a significant shareholder of a Company like ours.
•	Refinancing of Flat Glass Accounts Receivable Financing Program. In December 2009, we refinanced our Flat Glass accounts receivable program originally due August 22, 2010. The original $21.5 million private issuance was replaced with a new issuance of Ps. 300 million ($24 million) with a five-year maturity.

•	Sale of Float Glass Inventory in Mexico. In March 2010, we refinanced a transaction involving the sale of some of our float glass inventory for approximately Ps. 250 million ($20 million) for an additional year.

•	Covisa / Álcali Securitization Refinancing. In April 2010, we refinanced the senior Ps. 550 million ($43 million) variable rate TIIE+ 4% bond of our subsidiaries Covisa and Álcali for an additional two years. The remaining $10 million balance of the subordinated notes was repaid.

•	Renewal of Vitro America’s Credit Lines. In June 2010, we renewed $32.5 million of Vitro America’s credit lines with Bank of America for an additional year.

•	Refinancing of Credit Lines in Spain. In August 2010, we refinanced 44.8 million euros of credit lines of Vitro Cristalglass, our subsidiary in Spain. We have reached agreements to extend these credit lines for three years.
Principal Sources and Uses of Cash
          Our policy is to invest available cash in short-term instruments issued by Mexican and international banks and in securities issued by the governments of Mexico and the United States.
          Over the past three years, the principal source of our liquidity has generally been cash generated from operations in each of our business units, debt issuances and the sale of certain assets. Our principal uses of cash have generally been for capital expenditure programs, interest payments, debt repayment and dividend payments.

          The following is a summary of the principal sources and uses of cash for the three years ended December 31, 2009. Financial data expressed in Mexican pesos and set forth in the following table for 2008 and 2009 are presented in nominal Mexican pesos and for all amounts pertaining to fiscal year 2007 are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

	For the Year Ended December 31,
	2007		2008		2009
	(in millions of Mexican pesos)
Sources:
Net resources generated by operating activities (2007) and cash flows generated from operating activities (2008 and 2009)	Ps.	1,674	Ps.	2,736	Ps.	3,966
Sale of assets		109		20		1,410
Debt issuance		16,891		3,034		1,559

Uses:
Interest payments		2,341		2,044		943
Capital expenditures		2,695		1,798		1,009
Debt repayments		14,323		1,020		2,483
Dividends declared and paid		215		274		14
Changes in Working Capital
          Our working capital decreased Ps. 1,714 million ($131 million) during the year ended December 31, 2009. This decrease was principally attributable to lower activity due to market conditions. Our working capital is insufficient for our present and future operational requirements. For a further discussion of our liquidity, see “Risk Factors—Risk Factors Relating to Our Business—We have insufficient liquidity to repay our existing obligations and meet our capital requirements.”
Capital Expenditures
          We operate in capital-intensive industries and require ongoing investments to update our assets and technology. In prior years, funds for those investments and for working capital needs, partnership transactions, acquisitions and dividends have been provided by a combination of cash generated from operations, short-term and long-term debt and, to a lesser extent, divestitures. Our capital expenditures program is currently focused on maintenance of our manufacturing facilities. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time.
          During the year ended December 31, 2009, we paid aggregate capital expenditures of Ps. 1,009 million ($77 million) that primarily consisted of capital expenditures for capacity expansion, relocation of a glass container facility and the purchase of a new furnace for the Company’s automotive glass operation.
          During 2010, we expect to make capital expenditures of approximately Ps. 1,266 million ($100 million) as follows:
•	Our Glass Containers business unit expects to make capital expenditures of Ps. 861 million ($68 million), which will be used: to provide maintenance to certain furnaces and IS machines; for a palletizing center; and for infrastructure in one of our facilities. The remainder will be applied to new product molds.

•	Our Flat Glass business unit expects to make capital expenditures of Ps. 405 million ($32 million), which will be used mainly for maintenance of our facilities.

          The capital expenditures are expected to be financed with cash flows generated by our operations and with current cash on hand. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
          For the year ended December 31, 2009, our Glass Containers business unit accounted for 68% of our capital expenditures, which was primarily used for maintenance to certain of our furnaces and IS machines. The remaining 32% of our capital expenditures for the year ended December 31, 2009 was incurred by the Mexican subsidiaries of our Float Glass business unit and used mainly for maintenance.
          For the year ended December 31, 2008, our capital expenditures paid totaled Ps. 1,798 ($131 million). Our Glass Containers business unit accounted for 86% of our capital expenditures, which was primarily used for production capacity expansion in Vidriera Monterrey, the relocation of the Vidriera Mexico operations to the Vidriera Toluca facility and the maintenance of certain furnaces and IS machines in Vidriera Los Reyes and Vidriera Toluca. The remaining 14% of our capital expenditures for the year ended December 31, 2008 was incurred by the Mexican subsidiaries of our Flat Glass business unit and used mainly for the purchase of a new furnace for the Company’s automotive glass operations and the remainder used by its foreign subsidiaries.
          For the year ended December 31, 2007, our capital expenditures totaled Ps. 2,695 million ($248 million). Our Glass Containers business unit accounted for 86% of our capital expenditures, which was primarily used for the maintenance of certain furnaces, relocation of our Vidriera Mexico operation to the Vidriera Toluca facility and production capacity expansion. The remaining 14% of our capital expenditures for the year ended December 31, 2007 was incurred by our Flat Glass business unit and used mainly for major furnace repairs and production capacity expansion.
Indebtedness
          The following table sets forth the aggregate amounts of our outstanding short-term and long-term debt as of June 30, 2010.
          As of June 30, 2010, we were in default related to our long-term debt obligations; therefore, substantially all of our long-term debt is now presented as short-term debt. We are currently in payment default under our Old Notes and our Certificados Bursátiles Vitro 03 and other credit agreements.

	As of June 30, 2010
	(Ps. millions)		($ millions)(1)
Short-term debt(2)(3)	Ps.	17,557	$1,388
Long-term debt(4)(5)		1,790	141

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at a rate of 12.6567 Mexican pesos per U.S. dollar, the Free Exchange Rate on June 30, 2010.

(2)	Includes the current portion of our long-term debt, which was Ps. 16,766 million ($1,325 million) as of June 30, 2010.

(3)	96%, 3% and 1% of the aggregate amount of our short-term debt as of June 30, 2010 was denominated in U.S. dollars, Mexican pesos and euros, respectively.

(4)	Excludes the current portion of our long-term debt. If the current portion of our long-term debt were included, the aggregate amount of outstanding long-term debt as of June 30, 2010 would be Ps. 18,556 million ($1,466 million).

(5)	27%, 64% and 9% of the aggregate amount of our long-term debt as of June 30, 2010 was denominated in U.S. dollars, Mexican pesos and euros, respectively.
Short-Term Debt—Our short-term debt consists primarily of (i) long-term debt obligations which were reclassified due to defaults and are now presented as short-term obligations, (ii) unsecured and secured borrowing arrangements with Mexican and foreign banks denominated in Mexican pesos, U.S. dollars and euros and (iii) accounts receivable financing programs. We engage, from time to time, in the ordinary course of business, in a number and variety of short-term loan arrangements with a number of Mexican and foreign banks. Such loans generally have a maturity ranging from 30 to 365 days and have interest rates ranging from 1.5% to 8% above LIBOR for the U.S. dollar-denominated loans and from 1.10% to 1.25% above Euribor for our euro-denominated loans, and have fixed and floating market rates for the Mexican peso-denominated loans.
Long-term debt reclassified to short-term due to defaults:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	June 30, 2010	Interest Rate and Payment Dates	Maturity

2012 Notes		Interest Rate: 8.625% per annum.
Issuer: Vitro	$300 million		February 1, 2012

Guarantors: Wholly owned subsidiaries of Vitro, Vitro Envases Norteamérica, S.A. de C.V. (“VENA”) and Viméxico		Interest Payment Dates: August 1 and Semiannually on February 1 of each year.	.

2017 Notes Issuer: Vitro	$700 million	Interest Rate: 9.125% per annum.

Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico		Interest Payment Dates: Semiannually on August 1 and February 1 of each year.	February 1, 2017

2013 Notes Issuer: Vitro		Interest Rate: 11.75% per annum.

Guarantors: Wholly owned subsidiaries of Vitro, VENA and Viméxico	$216 million	Interest Payment Dates: Semiannually on May 1 and November 1 of each year.	November 1, 2013

Certificados Bursatiles Vitro 03		Interest Rate: Cetes + 3.25%

Issuer: Vitro	Ps. 150 million ($11.9 million)	Interest Payment Dates: Every 28th day from October 21, 2004.	February 5, 2009
Long-Term Debt—The following is a brief summary of our significant long-term indebtedness outstanding as of June 30, 2010:
Long-term debt:

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	June 30, 2010	Interest Rate and Payment Dates	Maturity

Certificados Bursatiles Vitro 08		Interest Rate: TIIE (28 days) + 2.50%

Issuer: Vitro	Ps. 400 million ($31.6 million)	Interest Payment Dates: Every 28th day from July 2, 2008.	April 7, 2011

Bancomext(1)	$68.3 million	Interest Rate: Libor (3 months) + 5.00%	April 3, 2011

Issuer: Administración de Inmuebles Vitro		Interest Payment Dates: Every 90th day from November 3, 2008.

Capital Leases	$12.6 million	Interest rate on case by case basis	Several installments through 2015
	Ps. 298 million	Interest Rate: TIIE + 4%	Several installments

Outstanding
	Principal		Final
	Amount as of		Amortization/
Facility	June 30, 2010	Interest Rate and Payment Dates	Maturity
Secured debt	($23.5 million)		through 2014

Secured borrowing related to the Glass Containers accounts receivable securitization	Ps. 550 million $(43.5 million)	Interest Rate: TIIE + 4%	Several installments through 2012

Secured borrowing related to the Flat Glass accounts receivable financing program	Ps. 300 million ($23.7 million)	Interest Rate: TIIE + 4%	Several installments through 2014

Unsecured debt	$30 million	Interest Rate: LIBOR + 8%	Several installments through 2014

(1)	See “—Indebtedness.”
Below is a summary of the terms of the foregoing facilities or securities.
          2012 Notes and 2017 Notes. On February 1, 2007 we completed the offering of $1.0 billion of Senior Notes, comprised of $300 million of 2012 Notes and $700 million of 2017 Notes. The 2012 Notes and the 2017 Notes are general unsecured obligations of Vitro. The indenture governing the 2012 Notes and the 2017 Notes contains certain customary restrictive covenants, including, but not limited to, restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. The 2012 Notes and the 2017 Notes are guaranteed by VENA and substantially all of its wholly owned subsidiaries and Viméxico and substantially all of its wholly owned subsidiaries.
          We are currently in payment default with respect to these notes. See “Summary—Background of the Restructuring—Our Financial Difficulties—Interest and Principal Payment Default on the Old Notes and the Other Debt.”
          2013 Notes. On October 22, 2003, Vitro completed an offering of $225 million aggregate principal amount of 2013 Notes. The 2013 Notes are general unsecured obligations of Vitro. The indenture governing the 2013 Notes contains certain customary restrictive covenants, including restrictions on the ability of Vitro and certain of its subsidiaries to (i) incur additional indebtedness, (ii) pay dividends and make other restricted payments, (iii) grant certain liens on assets, (iv) make certain investments, (v) engage in transactions with affiliates and (vi) take part in certain merger, consolidation and asset sale activities. Upon issuance of the 2012 Notes and 2017 Notes mentioned above, the holders of the 2013 Notes have been extended the benefit of a guarantee by the subsidiary guarantors substantially similar to the guarantee provided with respect to the 2012 Notes and the 2017 Notes. Part of the 2013 Notes were prepaid in June 2008 and, as of June 30, 2010, the total amount outstanding was $216 million.
          We are currently in payment default with respect to these notes. See “Summary—Background of the Restructuring—Our Financial Difficulties—Interest and Principal Payment Default on the Old Notes and the Other Debt.”
          Certificados Bursátiles Vitro 03. On October 10, 2002, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 2.5 billion. On February 13, 2003 we issued a Certificados Bursátiles note which bears an annual floating interest rate of 3.25% over the 182-day CETES. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of June 30, 2010, the total amount outstanding for this program was Ps. 150 million ($11.9 million).
          We are currently in payment default with respect to this debt. See “Summary—Background of the Restructuring—Our Financial Difficulties—Interest and Principal Payment Default on the Old Notes and the Other Debt.”

          Certificados Bursátiles Vitro 08. On July 2, 2008, we opened a medium-term notes program under which we were able to issue up to an aggregate principal amount of Ps. 1.0 billion. On this same date, we issued a Certificados Bursátiles note which bears an annual floating interest rate of 2.50% over the 28-day TIIE. The Certificados Bursátiles are senior unsecured obligations of Vitro and do not impose restrictive covenants on us. As of June 30, 2010, the total amount outstanding for this program was Ps. 400 million ($31.6 million).
          Bancomext. In November 2008, through one of our subsidiaries, we contributed non-productive real estate assets with a book value of Ps. 1,875 million ($136 million), as of December 31, 2009, to a trust created for the sole purpose of selling such assets (“Bancomext Trust”) if necessary in order to generate the necessary resources to pay off the principal from an $100 million credit obtained from a financial institution. As of December 31, 2008 and 2009 and June 30, 2010, the proceeds drawn against the loan were $85 million, $68 million and $68 million, respectively. On August 24, 2010, we finalized the sale of non-productive properties, amounting to US $63.8 million. The resources of such sale and $5.5 million were contributed to the trust to pay in full the balance of US $69.3 million to that date and thereby recover the property of our two corporate office buildings, which were part of the assets that were originally provided as collateral for such support.
          Flat Glass Accounts Receivable Financing Program. In December 2009, we refinanced our Flat Glass accounts receivable program originally due August 22, 2010. The original $21.5 million private issuance was replaced with a new issuance of Ps. 300 million ($23.7 million) with a five-year maturity. The new issuance bears an annual floating interest rate of 4.0% over the 28-day TIIE.
          Covisa / Álcali Securitization. In April 2010, we refinanced the senior Ps. 550 million ($43.5 million) variable rate TIIE+ 4% bond issued by the Trustee of the accounts receivable securitization program of our subsidiaries Covisa and Álcali for an additional two years. The bond bears an annual floating interest rate of 4.0% over the 28-day TIIE. The remaining $10 million balance of the subordinated notes was repaid.
          Bladex Credit Facility. In July 2009, we refinanced a $30 million credit with Bladex for five years. The new note has several scheduled amortizations and a final maturity date of July 30, 2014.
Other Restrictions on Dividend Payments
          Pursuant to article 20 of the Ley General de Sociedades Mercantiles (the “Mexican General Law of Corporations”), 5% of the annual net income of Mexican corporations must be set aside to create or increase a mandatory legal reserve until such reserve amounts to not less than 20% of such corporation’s outstanding equity capital. Thereafter, a majority of our shares present at such annual general ordinary shareholders’ meeting may allocate all or a portion of the remainder of our net income to a reserve fund for the purchase of our shares or other reserve funds. As of the date of this Statement, our mandatory legal reserve amounted to at least 20% of our outstanding equity capital per the requirement described above.
          Certain of the instruments governing our indebtedness, under certain circumstances, restrict our ability to pay dividends. See
“—Indebtedness” above.
Share Repurchases and Sales
          As of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting, 445,500 of our shares are held as treasury stock. In addition, 39,777,907 of our shares are held in the Stock Option Trust are treated as treasury shares for accounting purposes, and under Mexican corporate law are considered issued and outstanding.
Real Estate Matter
          In December 2006, Vitro sold real estate located in Mexico City for $100 million, 80% payable on the date of the sale and the remainder payable on the delivery date of the property. As of December 31, 2008, the Company was in compliance with the terms of the contract. In 2009, the Company received a $5 million payment and is still seeking legal remedies for payment of the remaining amount.

          On August 16, 2010, the court absolved the purchaser of the remaining payment claimed. The Company has filed an appeal against the decision, which is pending resolution. The Company and its legal counsel believe it has sufficient evidence to obtain a favorable ruling on this issue.
PBGC Matter
          As part of the disposal of Anchor Glass Container Corp. (“Anchor”) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, we entered into a term sheet which contemplated an agreement pursuant to which we would provide to the Pension Benefit Guaranty Corporation (the “PBGC”), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets, which we refer to as “New Anchor.” The amount of the guaranty was originally limited to $70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semiannual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by $7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.
          On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under chapter 11 of the U.S. Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated and the obligations thereunder were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.
          On June 20, 2003, the PBGC wrote to us, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of $219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than $122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of our limited guaranty had occurred. Accordingly, in its letter, the PBGC demanded payments pursuant to the term sheet of $7 million on or before August 1, 2003 and of $3.5 million semiannually through August 1, 2011. We intend to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by us. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, we will establish an appropriate accounting reserve. As of this date, we have not established any reserves in connection with such potential liability.
Energy
          Certain of our subsidiaries agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía in which natural gas is a pass through component in the energy price. This contract took effect in October 2000 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the Mexican peso/U.S. dollar exchange rate and the price of natural gas, the future value of which is uncertain.

BUSINESS
Business Overview
          Vitro, S.A.B. de C.V. is a corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico and is a holding company that conducts substantially all of its operations through subsidiaries. We were incorporated in Mexico in 1909 and, based on our consolidated net sales in 2009, we believe that we are the largest manufacturer of glass containers and flat glass in Mexico. Our principal executive offices are located at Ave. Ricardo Margáin 400, Col. Valle del Campestre, San Pedro Garza García, Nuevo León, 66265 Mexico, telephone number (52-81) 8863-1200.
          Our consolidated net sales for the year ended December 31, 2009 totaled Ps. 23,991 million ($1,837 million). In 2009, 46% and 46% of our consolidated net sales were sales made in Mexico and in the United States and Europe, respectively. Our operations are organized into two operating business units: the Glass Containers business unit (representing approximately 52% of our consolidated net sales in 2009) and the Flat Glass business unit (representing approximately 47% of our consolidated net sales in 2009).
          As of December 31, 2009, our total assets were Ps. 32,652 million ($2,500 million). We have manufacturing facilities in 11 countries and distribution centers throughout the Americas and Europe and export our products to several countries.
          Our Glass Containers business unit manufactures and distributes glass containers for the soft drink, beer, food, juices, wine and liquor, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its consolidated net sales of Ps. 12,385 million ($948 million) in 2009, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world. Substantially all of the Glass Containers subsidiaries are wholly owned except for Comegua, our venture with London Overseas and Golden Beer, in which we hold an investment of 49.7%. Covisa, which conducts a substantial majority of our glass containers operations in Mexico, is the only Significant Operating Subsidiary in the Glass Containers business unit.
          Our Flat Glass business unit focuses on the manufacturing, processing and distribution of flat glass for the construction and the automotive industries. Based on the Flat Glass business unit’s consolidated net sales of Ps. 11,377 million ($871 million) in 2009, we believe the business unit is the largest flat glass producer in Mexico, the second largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal.
          Viméxico, our 91.8% venture with Pilkington, is a holding company for some of the Flat Glass business unit subsidiaries. Vidrio y Cristal, which manufactures and distributes our raw flat glass products for the Mexican construction industry, is the only Significant Operating Subsidiary in our Flat Glass business unit. In addition to Viméxico, we have partners in three additional subsidiaries: (i) Cristales Automotrices, which conducts our AGR installation business throughout México City, (ii) Vitro Cristalglass, which is engaged in the manufacturing and distribution of flat glass products for the Spanish, French and Portuguese construction industries and (iii) Vitro Chaves, a subsidiary of Vitro Cristalglass.
Acquisitions
          In July 2008, Viméxico was notified by its venture partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, our consolidated financial statements present Vitro Cristalglass as a wholly owned subsidiary of Viméxico. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527 million). The difference between the purchase price and the book value resulted in a charge of Ps. 60 million, recorded in majority stockholders’ equity. The total amount of the purchase price its being paid throughout 2009 and 2010.

          In April 2008, the Company, through its subsidiary Vitro Cristalglass, completed the acquisition of the operations of Verres et Glaces d’Epinay, a Paris-based value-added flat glass company, for an equivalent of Ps. 41 million ($4 million). The new operations have been incorporated into a new subsidiary, which is now engaged in the production and distribution of value-added glass products to the French residential and commercial construction market. Verres et Glaces d’Epinay commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.
          In August 2007, Vidrio y Cristal acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V., a company engaged in the installation of value-added glass products, for an equivalent of Ps. 110 million ($10 million).
          In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG Industries Inc. for Ps. 67 million ($6 million) in cash. This company’s primary operations are the manufacture, processing and distribution of flat glass.
          Our Operating Business Units
          Our organizational structure, comprised of the Glass Containers and Flat Glass business units, allows us to focus on the needs of the distinct end markets we serve, which results in a diversified revenue base, and enables us to take advantage of our expertise in the efficient production and distribution of high quality glass products.
Business Segment Data
          The following table sets forth the business segment data for the three years ended December 31, 2009. Financial data expressed in Mexican pesos and set forth in the following table are presented in nominal Mexican pesos except for all amounts pertaining to fiscal year 2007 that are restated in constant Mexican pesos as of December 31, 2007, except where otherwise indicated.

	Glass		Flat		Corporate &
	Containers		Glass		Eliminations		Consolidated		$ million
		(Ps. million)							($ million)
2009
Net sales	Ps.	12,452	Ps.	11,453	Ps.	229	Ps.	24,134	$1,848
Intersegment sales		67		76				143	11
Consolidated net sales		12,385		11,377		229		23,991	1,837
Operating income		1,956		(591)		(36)		1,329	101
Total assets		21,878		15,029		(4,255)		32,652	2,500
Capital expenditures(1)		735		264		10		1,009	77

2008
Net sales	Ps.	15,524	Ps.	13,230		342	Ps.	29,096	$2,103
Intersegment sales		40		43				83	6
Consolidated net sales		15,484		13,187		342		29,013	2,097
Operating income		1,661		186		(137)		1,710	124
Total assets		19,723		15,358		693		35,774	2,586
Capital expenditures(1)		1,538		255		5		1,798	130

2007
Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642	$2,636
Intersegment sales		37		14				51	5
Consolidated net sales		14,639		13,591		361		28,591	2,631
Operating income		2,054		782		(132)		2,704	249

	Glass	Flat	Corporate &
	Containers	Glass	Eliminations	Consolidated	$ million
	(Ps. million)				($ million)
Total assets	17,803	13,708	2,312	33,823	3,113
Capital expenditures(1)	2,328	324	43	2,695	248

(1)	These amounts represent the capital expenditures paid over the period, which differ from the capital expenditures realized for financial matters of Ps. 2,695 million ($248 million) for 2007, Ps. 1,909 million ($138 million) for 2008 and Ps. 638 million ($49 million) for 2009.
          The following table sets forth the business segment data as a percentage of consolidated data.

	Glass	Flat	Corporate &
	Containers	Glass	Eliminations	Consolidated
2009
Consolidated net sales	52%	47%	1%	100%
Operating income	147%	(44%)	(3%)	100%
Total assets	67%	46%	(13%)	100%
Capital expenditures	73%	26%	1%	100%

2008
Consolidated net sales	53%	46%	1%	100%
Operating income	97%	11%	(8%)	100%
Total assets	56%	42%	2%	100%
Capital expenditures	86%	14%	0%	100%

2007
Consolidated net sales	51%	48%	1%	100%
Operating income	76%	29%	(5%)	100%
Total assets	53%	40%	7%	100%
Capital expenditures	86%	12%	2%	100%
The following factors result in greater operating profit margins in our Glass Containers business as compared to our Flat Glass business:
(a)	We hold a significant portion of the non-captive market in Mexico. In 2009, we served approximately 76% of the non-captive market in Mexico. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied glass containers by their affiliates. Our production flexibility to service niche markets, as well as our high quality products and manufacturing capacity, offers a strong competitive advantage that makes us the leading supplier of the non-captive market in Mexico.
(b)	We believe that significant entry barriers exist for foreign competitors to enter into our domestic market, which is very capital intensive. Based on a 76% non-captive glass container market share, we believe we are the leading glass container producer in Mexico. The glass container industry is very capital intensive, which, added to high freight costs for foreign competitors, results in a significant cost barrier to entry.
(c)	Our facilities are located in proximity to our clients’ facilities. We operate nine manufacturing facilities strategically located throughout Mexico. The proximity to our clients’ facilities allows us to reduce freight costs and conduct a more efficient supply chain with our customers.
(d)	We enjoy long-established relationships with many of our customers, some of which have lasted more than 50 years. We have a long-established relationship with The Coca-Cola Company, Herdez McCormick, Nestlé and Grupo Domeq, which have been clients for more than 50 years.

(e)	We have the ability to manufacture short-run orders. We have the ability to supply short-runs of customized, decorated containers. Our high-tech engineering allows us to develop molds in a shorter period of time than industry standards. These factors give us a fast time to market and the ability to develop new customized products in a timely manner for our customers, who, as a result, are willing to pay above-market average prices.
(f)	Our sales in the U.S. target niche markets. We believe that we are the largest importer of glass containers into the U.S. as we serve target niche markets, such as the wine and liquor market, the “nostalgia” soft drink market and the cosmetics market.
          In addition, in the Flat Glass business, approximately 40% of our sales in the U.S. market is distribution, which customarily provides smaller profit margins. Approximately 29% of the Flat Glass business’ sales are in our domestic market, where we continue to experience increased price competition from foreign companies with operations in Mexico, which has further reduced our operating profits. Additionally, exports of float glass, which is a commodity, have low profit margins. The following table sets forth the breakdown of revenue by geographic market for the three years ended December 31, 2009:

	Year ended December 31,
	2007		2008		2009
	(Ps. million)
Net sales(1) to customers in:
Mexico	Ps.	12,008	Ps.	12,831	Ps.	11,152
All foreign countries, mainly the United States and Europe		16,583		16,182		12,839

Consolidated	Ps.	28,591	Ps.	29,013	Ps.	23,991

(1)	Net sales are attributed to countries based on the location of the customer.
          Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in any year presented.
           Glass Containers
          Based on the Glass Containers business unit’s consolidated net sales of Ps. 12,385 million ($948 million) in 2009, we believe it is the largest glass container producer in Mexico and Central America and among the largest in the world. In 2008, this business unit accounted for 53% of our consolidated net sales. During the same period, 37% of the net sales of the Glass Containers business unit came from exports and 1% came from sales by our foreign subsidiaries that are part of the business unit.
          The Glass Containers business unit produces glass containers for the soft drink, beer, food, juices, wine and liquor, pharmaceuticals and cosmetics industries. Its customers include leading companies such as Grupo Arca, Avon, Bacardi, Skyy Spirits, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jumex, Nestle, Pepsi Cola, Pisa, Procter & Gamble, Sauza, Tamazula and The Coca-Cola Company. In addition, our Glass Containers business unit manufactures and distributes:
•	Soda ash, sodium bicarbonate, calcium chloride and salt, which are the main raw materials used in the manufacture of glass products, and also used in the pharmaceutical, food and detergent industries; and

•	Capital goods such as glass forming machines and molds.
          The Glass Containers business unit operates nine manufacturing facilities in Mexico, three in Central America and one in Bolivia, and has two recycling plants in Mexico. The Glass Containers business unit, which exports to the United States mainly through one of our subsidiaries, has five sales offices, four design centers and one distribution center in the United States.

           Flat Glass
          The Flat Glass business unit is comprised of two main businesses: Flat Glass manufacturing and distribution and Automotive Safety Glass manufacturing and distribution. Most of our Flat Glass business unit’s operations (approximately 66%) are dedicated to the building products industry, while the remainder (approximately 34%) of the unit’s operations is concentrated in the automotive industry. In 2009, 29% of our Flat Glass business unit’s sales derived from Mexico, 16% derived from exports, and 54% derived from sales by foreign subsidiaries. Sales by our U.S. foreign subsidiaries represented 40% of the Flat Glass business unit’s sales.
          Based on the Flat Glass business unit’s consolidated net sales of Ps. 11,377 million ($871 million) in 2009, we believe the business unit is the largest flat glass producer in Mexico, the second-largest in Latin America, one of the largest distributors of flat glass products in the United States and a leading provider of insulated flat glass products in Spain and Portugal. In 2009, this business unit accounted for 47% of Vitro’s consolidated net sales.
          In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, our consolidated financial statements present Vitro Cristalglass as a wholly owned subsidiary of Viméxico. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527 million). The difference between the purchase price and the book value resulted in a charge of Ps. 60 million, recorded in majority stockholders’ equity.
          In January 2009, a revised payment was agreed upon with the previous partner, extending payment through the 2009-2010 periods, and it was agreed that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company and that subsequently there would be a capital reduction.
          In July, 2007, Viméxico exercised its option to acquire 50% of the outstanding shares of Vitro AFG (now Vidrio y Cristal del Noroeste, S.A. de C.V.) from its joint venture partner AFG Industries Inc. for Ps. 67 million ($6 million) in cash. With the termination of this joint venture, Viméxico became the sole owner of this entity, the primary operations of which include the manufacture, processing and distribution of flat glass.
          In 2009, our Float Glass manufacturing business represented 15% of our Flat Glass business unit’s total sales to third parties. A substantial portion is supplied to the construction industry and to a lesser extent is supplied to the automotive safety glass industry, as well as glass furniture and home appliance manufacturers. We believe we are the leading float glass manufacturing business in Mexico on the basis of sales, with a 45% market share in Mexico as of December 31, 2009. As of December 31, 2009, the Float Glass manufacturing business owned four float glass furnaces, of which one in Mexico City has been shut down since March 2006 (fully written-down for accounting purposes as a result of an impairment charge recorded in 2006).
          In 2009, our Automotive Safety Glass manufacturing and distribution business represented 15% of our Flat Glass business unit’s total sales, with sales primarily derived from the automotive OEM market in North America. On the basis of volume in pieces, we estimate we are the third-largest automotive safety glass manufacturing and distribution business in North America. We produce the total amount of required float glass used as a raw material for the manufacturing of automotive safety glass internally through Vidrio y Cristal.
          Based on the number of molding furnaces the business unit currently operates in Mexico, we believe the Automotive Safety Glass manufacturing and distribution business is also a major manufacturer of safety glass products for the automotive OEM and AGR markets in Mexico. Our Automotive Safety Glass manufacturing and distribution business’ customer base includes General Motors, Ford Motor Co., Chrysler, Volkswagen, Nissan and Freightliner.
          Our foreign subsidiaries perform a substantial majority of our flat glass operations in the United States and derive 86% of their sales from the distribution and fabrication of construction glass and 14% from the distribution and installation of auto glass. Our foreign subsidiaries in Europe engage in the manufacture and distribution of value-added flat glass products for the Spanish, French and Portuguese construction industries, with specialties in value-added glass products and glass for landmark construction projects. Our foreign subsidiaries also conduct our

Colombian flat glass operations and are engaged in the manufacture and distribution of flat glass products for the construction and automotive markets.
          Through one of our subsidiaries we process, distribute and install flat glass products for the construction and automotive markets in the United States. We operate in 23 states in the United States through six fabrication centers, 14 distribution centers and 82 installation centers. A portion of the glass we process in the United States is produced by the business unit in Mexico, and the balance is purchased from unaffiliated third parties. In 2009, around 50% of our U.S. subsidiary’s glass purchases in terms of volume were supplied from our flat glass Mexican subsidiaries.
          During 2008, 2009 and the first half of 2010, we consolidated some of our operations in order to increase efficiencies and reduced three fabrication facilities, ten distribution centers and 20 installation centers. In May 2009, we decided to sell the inventory which was dedicated to serve the automotive replacement market, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in such market.
          In Europe, we currently have four processing facilities throughout Spain and one distribution center in Barcelona, Spain, one processing facility in Chaves, Portugal and one in Lisbon, Portugal, and a processing facility in Villetaneuse, France. Verres et Glaces d’Epinay, our French subsidiary, commenced a bankruptcy proceeding in France and will be subject to liquidation in the near future.
Our Products
          The following table sets forth our principal products, customers and end-users and sales regions by business line within each of our two business units.
Glass Containers:

Customers and
Business Line	Products	End-Users	Sales Regions

Glass Containers	Glass containers	Soft drink, beer, food, juices, wine and liquor, pharmaceutical and cosmetics industries	Mexico, the United States, Canada, the Caribbean, Central and South America, Europe and Asia

Raw Materials	Soda ash, sodium bicarbonate, calcium chloride and salt	Glass manufacturers and detergent producers, pharmaceutical and food producers	Mexico, the United States, Canada, Europe and Central and South America

Machinery and Molds	Glass forming machines, castings for glass molds, machinery parts and electronic controls	Flat Glass business unit, Glass Containers business unit, glass manufacturers and other third-party manufacturers	Mexico, the United States and Central and South America
Flat Glass:

Customers and
Business Line	Products	End-Users	Sales Regions

Float Glass	Float glass, architectural tempered safety glass, insulated glass units, laminated, table tops	Construction industry, distributors, retailers and installers, furniture and home appliances manufacturers and Automotive Safety Glass manufacturers	Mexico, the United States, Canada, Europe and Central and South America

Automotive Glass	Windshields, side laminated glass, rear and side tempered glass	Automotive OEMs, AGR market, distributors and installers	Mexico, the United States, Canada and Central and South America

          See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Operating Results—Factors Affecting Our Results of Operations” for a breakdown of our consolidated net sales by business unit.
Our Operations
          Glass Containers Business Unit
          Our Glass Containers business unit, which accounted for 52% of our consolidated net sales in 2009, manufactures and distributes glass containers for the food, juices, beverage, pharmaceutical and cosmetics industries, as well as raw materials, machinery and molds for the glass industry, and, based on its net sales of Ps. 12,452 million ($954 million) in 2009, we believe the Glass Containers business unit is the largest glass container producer in Mexico and Central America and among the largest in the world.
          As of December 31, 2009, our Glass Containers business unit’s total assets were Ps. 21,878 million ($1,675 million). The business unit owns nine manufacturing facilities in Mexico, three in Central America and one in Bolivia. In 2009, we believe our Glass Containers business unit’s sales represented approximately 76% of the non-captive glass container market in Mexico and approximately 3% of the glass container market in the United States, in each case in terms of units. We define a non-captive market to exclude buyers (such as beverage and beer bottlers) that are supplied with glass containers by their affiliates. In Mexico, the Glass Containers business unit has four design centers, one of which specializes in the cosmetics and pharmaceuticals market.
          The Glass Containers business unit has developed both a short-term and long-term strategy as follows.
          Short-Term:
          Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
(a)	Preserve cash to guarantee operations through strict expense controls and non-payment of scheduled interest payments to the extent necessary;

(b)	Reduce capital expenditures to a minimum level, mostly oriented toward required maintenance activities;

(c)	Continue with the initiatives aimed at reducing costs and expenses; and

(d)	Constantly communicate with clients and suppliers to maintain continuous operations.
          Long-Term:
          Once our economic conditions have improved and the debt restructuring process is finalized, this business unit will continue to:
(a)	Focus on current operations to maximize organic growth and to take advantage of future opportunities;

(b)	Consolidate its competitive position by defending share and margins in markets in which it operates;

(c)	Use its growing position in niche markets and focus on value-added products to enhance profitability;

(d)	Continue the promotion of new product development;

(e)	Enhance operating efficiencies; and

(f)	Maximize cash flow through growth in sales and margins while optimizing the use of capital expenditures and assets.
          Among the business unit’s key competitive strengths are its productivity, quality levels, wide variety of glass colors and decorative alternatives, versatile production processes and vertical integration with respect to raw materials, machinery and molds. The business unit’s high levels of productivity and quality, as well as its ability to rapidly meet changes in demand, allow it to aggressively compete with other container technologies in Mexico and offer value-added products at attractive prices in the United States and other export markets. The versatility and flexibility of the business unit’s production processes are reflected in the business unit’s ability to offer customers special glass colors and fast turnarounds on small production runs on a cost-efficient basis, as well as decorating and labeling processes, including ultraviolet organic paints, “plastishield,” adhered ceramic labels and heat transfer labels. In addition, we believe that the location of the business unit’s facilities is a competitive strength that has helped us implement our business strategy. The business unit’s capacity to produce cost efficient short runs with a wide variety of colors, shapes and decorations, its innovative designs and its “one-stop shop” concept, which provides its customers with a complete packaging solution, including glass containers, closures, carriers, labels and boxes, also enable it to compete effectively in value-added markets.
          Our Glass Containers business unit manufactures glass containers for both high-volume markets and value-added markets. We refer to markets that demand high volumes of standard products at competitive prices as high-volume markets, and we refer to markets that require shorter production runs of highly designed products that involve premium pricing as value-added markets. The business unit’s business strategy has emphasized the introduction of products into value-added markets in addition to retaining our market share in the Mexican high-volume markets. The specialty nature of the products sold in value-added markets allows the business unit to have a better price mix, resulting in higher margins.
          One of our Glass Containers business unit’s competitive advantages is its time to market on the product development cycle for glass containers where we have a response time of three weeks for a prototype, which we believe is shorter than the response time of some of the other world-class producers of glass containers. Similarly, the business unit’s technological expertise permits the introduction of new products with innovative customized images in order to meet the design requirements of its customers.
          For the production of glass bottles, the Glass Containers business unit utilizes its own technology, some of which has been patented, and technology provided by Owens-Illinois pursuant to a series of technical assistance agreements that began in 1964 and expired in September 1999. We currently have the right to use the technology provided to us by Owens-Illinois under these technical assistance agreements. Our glass container labeling capability includes state-of-the-art technology in organic paints. This process, which is called ultraviolet cure, was developed to further our continuous efforts to grow in high-margin niche markets by providing value-added products. We hold the patent for this type of paint, which is more environmentally friendly than similar products in the market due to its organic nature. We have supplied this type of decoration for several years to customers such as The Coca-Cola Company.
          Additionally, we have a contract with Technosoft, which provides software to the design area, and a technical agreement with BDF and Quantum for mold design analysis and manufacturing.
          Sales of the Glass Containers business unit in the beer and soft drinks business lines in Mexico are seasonal, with hot weather positively affecting our sales. As a result, second and third quarter sales are typically higher than sales in the first and fourth quarters. Accordingly, the Glass Containers business unit generally builds its inventory of glass containers during the fourth and first quarters in anticipation of seasonal demand.
          In Mexico, the business unit has 21 furnaces in six glass container manufacturing facilities, each located near a major customer. We estimate that in 2009 our Glass Containers business unit’s manufacturing facilities produced approximately 41% of the glass tonnage melting capacity in Mexico, and that we sold 76% of the glass container units on the Mexican non-captive market in 2009.
          In the United States, our Glass Containers business unit’s distributor has four design centers, five sales offices and one distribution center, all strategically located to serve its target markets. In 2009, we believe the business unit’s imports into the United States represented approximately 22% of all sales of imported glass containers in the United States, which would make it the largest glass container importer into the United States in terms of sales.
          Mexican Operations
          We believe that the Glass Containers business unit is the largest glass container producer in Mexico based on the business unit’s net sales in 2009. In 2009 the Glass Containers business unit’s sales to the Mexican market were Ps. 7,952 million ($609 million). The Glass Containers business unit produces glass containers, raw materials, machinery and molds at nine manufacturing facilities located throughout Mexico. The business unit’s facilities are located in close proximity to major customers, ensuring heightened responsiveness to customer design and production requirements and optimizing transportation costs. Substantially all of the Glass Containers business unit’s facilities in Mexico have obtained the Hazard Analysis and Critical Control Points (HACCP) and ISO 9000:2000 certifications. During 2009, the glass facilities were operating at approximately 71% of their capacity. We also own two cullet-processing plants, which supply us with cullet. In the cullet processing plants, scrap or broken glass is gathered for re-melting and mixed with virgin raw materials in order to obtain cost reductions in the production process without affecting the quality of the products. Although there are currently no mandatory recycling laws in Mexico similar to those in force in the United States or in other countries, we conduct campaigns throughout Mexico to collect glass containers.
          The Glass Containers business unit’s customers include leading companies such as Grupo Arca, Avon, Bacardí, Skyy Spirits, Campbells, Coty, Diageo, Encore Glass, Estee Lauder, Gerber, Grupo Cuervo, Grupo Pedro Domecq, Grupo Modelo, Herdez McCormick, Jafra, Jeyes, Jumex, Nestle, Pepsi Cola, Pisa, Procter & Gamble, Sauza, Tamazula and The Coca-Cola Company. In Mexico, the Glass Containers business unit relies primarily on its own sales and marketing force, utilizing outside sales representatives to service customers with smaller volume demand. The business unit has implemented an online system for sharing information with customers. From their respective offices, the business unit’s customers can access product information, place orders, check inventories, trace shipments and consult account statements. Our “one-stop shop” concept, which provides our customers with a complete packaging solution, including containers, closures, carriers, labels and boxes, enables us to compete effectively in value-added markets. We have selectively implemented this concept within Mexico, the United States and Central America.
          Exports and U.S. Operations
          Total export sales of the Glass Containers business unit, which do not include the sales of our Central and South American operations, amounted to $354 million (nominal U.S. dollars) in 2009. The large majority of the export sales of the business unit are made to the United States, principally through our distribution subsidiary in the United States, which also sources a small amount of the glass containers it sells from third parties. The Glass Containers business unit increased export sales into the United States by offering value-added specialty products, particularly to the cosmetics market and the wine and liquor bottlers in the United States. The business unit also produces special promotional containers for soft drink bottlers in the United States. The exports represented 37% of the Glass Containers business unit’s net sales in 2009.
          Central and South American Operations
          Comegua is a Panamanian holding company that operates manufacturing facilities in Guatemala, Costa Rica, and Panama and supplies glass containers to the soft drink, food, beer and wine and liquor markets throughout Central America and the Caribbean. Beginning on December 1, 2008, our 49.7% investment in Comegua is accounted for under the equity method. Comegua’s consolidated net sales for the first eleven months of 2008 were Ps. 2,159 million ($156 million). See “Presentation of Financial Information and Other Information.”
          We also own 100% of the common stock of a company that owns and operates the only glass container manufacturing facility in Bolivia. Its net sales in 2009 were Ps. 136 million ($10 million). This company distributes glass containers for the soft drinks, food, beer and wine and liquor industries throughout Bolivia, southern Peru and Chile.

          Raw Materials, Machinery and Molds
          Our raw materials operations are carried out by one of our subsidiaries. This subsidiary’s net sales in 2009 were Ps. 2,009 million ($154 million). Its principal products are soda ash, sodium bicarbonate, calcium chloride and salt for industrial and commercial consumption. Most of its soda ash production, which is used in the manufacture of glass, detergents and tripolyphosphates, is sold to third parties. Our raw materials subsidiary competes in the soda ash sector with the Ansac, a United States exporter of natural soda ash, and maintains a separate sales and marketing force for its products, which are distributed directly to its customers.
          Our machinery and molds operations are conducted through one of our subsidiaries which was founded in 1943 to source our needs for molds and machinery for our glass manufacturing operations. It had net sales of Ps. 439 million ($34 million) for the year ended December 31, 2009. It produces state-of-the-art glass-forming machines for our internal use in two facilities, one in Monterrey, Mexico and one in Mexico City. In addition, the subsidiary produces castings of special alloys for glass molds and for different types of machinery and parts for machinery used in the oil industry. It also produces mold equipment for the glass industry and ancillary equipment for the glass, packaging and other industries, as well as electronic controls for machinery operating and process controls for glass-forming machines. Finally, it also manufactures annealing lehrs, which are ovens used to anneal glass, for the float and hollow glass industries. The machinery and molds produced are mainly for our own use. The products of Fama, our subsidiary that manufactures capital goods such as glass forming machines and molds, are mainly sold to us. The subsidiary generally competes with major international manufacturers of machinery and equipment for the glass industry.
          Competition
          Based on the business unit’s net sales in 2009 of Ps. 12,452 million ($954 million), we believe the Glass Containers business unit is the principal supplier of glass containers in Mexico. The Glass Containers business unit competes with various smaller domestic manufacturers as well as with the glass container operations of the two major Mexican beer producers that produce bottles for their own consumption. The Glass Containers business unit in Mexico also competes with alternative forms of packaging, including metal, plastic, paper and aseptic containers. In the soft drinks industry, the Glass Containers business unit has faced increasing competition from polyethylene therephtalate containers (“PET”), as well as, to a lesser extent, from aluminum cans. In particular, since 1993 the shift of soft drinks and food containers from glass to PET has continued, albeit at a slower rate in recent years. In response to the shift in soft drinks and food containers from glass to PET, we continue to implement measures to offset the effect of PET substitution, including improving operating efficiencies, new product presentations and customer service. In 2009, for the fifth consecutive year, the soft drinks glass market increased versus the previous year, and our overall sales in the Mexican soft drinks market experienced a 0.4% compound annual growth rate from 2004 to 2009.
          In Mexico, the business unit competes for customers primarily on the basis of service (focusing on on-time deliveries and design), quality (including the ability to conform to a wide variety of specifications) and scale (including the ability to assure customers of the capacity necessary to support their growth).
          The Glass Containers business unit faces greater competition in the United States than in Mexico, mainly from Saint Gobain and Owens-Illinois. However, the business unit has utilized its competitive advantage to supply a variety of higher margin, value-added products, including specialty food, beverage, cosmetics and wine and liquor glass containers, and has increased its production expertise and flexibility, thereby allowing it to realize higher operating margins relative to traditional products. The business unit’s ability to offer cost-effective short production runs, quick new product turn-around, an extensive glass color selection, diverse labeling capabilities and unique container designs are all examples of the application of its competitive strengths. The Glass Containers business unit competes primarily on quality, design and price in the United States. In Central America, the Glass Containers business unit competes with a number of smaller regional manufacturers.
          Flat Glass Business Unit
          Flat glass accounted for 47% of our consolidated net sales in 2009. In 2009, the Flat Glass business unit’s net sales were Ps. 11,453 million ($877 million) and its export sales were $136 million (nominal U.S. dollars).

During 2009, 16% of the business unit’s net sales were derived from export sales and 54% were derived from its foreign subsidiaries.
          The business unit’s customer base includes several large distributors and installers in the construction industry in Mexico and abroad, several automotive manufacturers such as General Motors, Ford Motor Co., Daimler Chrysler, Volkswagen, Nissan and Freightliner, and distributors and installers in the automotive replacement industry.
          As of December 31, 2009, the Flat Glass business unit’s total assets were Ps. 15,029 million ($1,151 million). The business unit owns over 250 operating centers, including three float glass furnaces and four automotive safety glass processing facilities in Mexico, six fabrication facilities in the United States, four processing facilities in Spain, one in France and two in Portugal. We believe our float glass capacity represented 57% of the float glass produced in Mexico and 3% of the total installed capacity in the NAFTA region.
          The Flat Glass business unit has developed both a short-term and long-term strategy as follows.
          Short-Term:
          Given the current economic conditions coupled with the restructuring process the Company is currently undergoing, this business unit plans to:
(a)	Preserve cash to guarantee operations through strict expense controls and non-payment of scheduled interest payments to the extent necessary;

(b)	Reduce capital expenditures to a minimum level, mostly oriented toward required maintenance activities;

(c)	Continue with the initiatives aimed at reducing costs and expenses; and

(d)	Constantly communicate with clients and suppliers to maintain continuous operations.
          Long-Term:
          Once our economic conditions have improved and the debt restructuring process is finalized, this business unit will continue to:
(a)	Enhance operating efficiencies;

(b)	Improve cash flow and optimize asset use;

(c)	Protect and increase our market share in the Mexican market for construction glass, reducing our reliance on the export market;

(d)	Maintain our leading position and growth trend in the OEM glass business through increasing participation with the Asian car manufacturers;

(e)	Consolidate and grow North American leadership of laminated window products for the OEMs and other value-added products;

(f)	Diversify our client portfolio;

(g)	Increase fabrication of value-added products in the United States and Mexico;

(h)	Increase its European presence through Vitro Cristalglass; and

(i)	Leverage the “Vitro” brand name.

          For the construction market, we rely on a preferred client network, Vitromart, which consists of 115 of the business unit’s largest distributors of flat glass for the construction industry. Additionally, our Flat Glass business unit’s strategy has emphasized production-retail integration for the Mexican auto glass replacement market. Two of our subsidiaries form the biggest automotive glass-replacement installation chain in Mexico. They operate 180 installation centers throughout Mexico, of which 64 are owned by these two companies and 116 are franchised. Both companies have agreements with the main insurance companies operating in Mexico in order to provide a complete service to such companies’ clients.
          Mexican Operations
          We believe that the Flat Glass business unit is the largest flat glass producer in Mexico based on the business unit’s net sales in Mexico in 2009. The business unit maintains six distribution centers throughout Mexico where construction customers or automotive customers can access information about the availability of products on a real-time basis. Approximately 42% of flat glass sales are from the Mexican operations, of which Ps. 3,304 million ($253 million) are sold in Mexico and $115 million (nominal U.S. dollars) are exports. Most of these export sales are made to automotive OEMs in the United States. The principal product that some of our subsidiaries produce and distribute is float glass for the construction industry, principally for commercial and residential uses, as well as raw material for the automotive safety glass producers. Some of our subsidiaries also produce tabletops and coated glass. For the Mexican automotive industry, our subsidiaries produce safety glass products such as windshields, side and back lights, rear quarters and sunroofs.
          Vidrio y Cristal operates two float glass furnaces near Monterrey, Mexico and another subsidiary operates one in Mexicali, Mexico. Products at these facilities are manufactured using the float method, which involves pouring molten glass over a molten tin bath. During 2009, these float glass facilities were operating at 92% of their capacity. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore, its potential capacity is not included in our capacity utilization calculation.
          Vidrio y Cristal and another subsidiary sell raw glass to builders, glass installers and distributors in the construction segment and a small proportion to the automotive safety glass producers as raw material. The sales force markets its construction products to a large number of distributors and is supported by a technical support department that offers technical advice to construction glass installers. These subsidiaries have designated commercial executives to serve as individualized customer service representatives for the business unit’s principal purchasers of construction products.
          For the production of automotive safety glass, we operate four processing facilities in Mexico for the automotive OEM market and the AGR market. Sales are made directly to automotive OEMs in Mexico and the United States, while the AGR market is serviced through the business unit’s distribution centers throughout Mexico, independent distributors and installers and some of our stores. Our subsidiaries sell automotive safety glass products to automobile manufacturers in Mexico, the United States and other markets; main clients include General Motors, Ford, Chrysler, Volkswagen, Nissan and Freightliner.
          Light vehicle production in North America decreased 32% in 2009 compared to 2008 but is expected to increase approximately 35% in 2010 due to an increase in vehicle demand. Our OEM sales are highly correlated to light vehicle production in North America, so any change in the latter could materially affect our sales and operating income.
          In order to better serve our customers, we have established account plans for automotive OEMs. OEM account plans consist of staff whose time is exclusively dedicated to major OEMs and who provide specialized assistance in the areas of engineering, service and sales.
          The Mexican peso revaluation effect has raised our Mexican peso-denominated sales in dollar terms, and also raised our Mexican peso-denominated expenses. The currency revaluation mostly affects our export sales.

          United States Operations
          The United States operations of the Flat Glass business unit are conducted through one of our subsidiaries, which, based on its consolidated net sales in 2009, is one of the largest distributors of flat glass products in the United States. In 2009, it had consolidated net sales of $337 million, of which 86% were to the construction industry and 14% were to the AGR market.
          Our U.S. subsidiary purchases flat glass as raw material from our Mexican subsidiaries and from United States manufacturers and uses it to process tempered, spandrel, insulated, laminated, mirrored and other products. In 2009, our Mexican subsidiaries supplied 50% of all flat glass purchased by our U.S. subsidiary; the other purchases, which our Mexican subsidiaries could not supply, include coated and other proprietary products. The end products are sold directly to distributors as well as to end-buyers through our U.S. subsidiary’s own distribution centers and retail shops. Our U.S. subsidiary sells its construction products to builders and glass installers, who use its products in industrial and commercial projects such as skyscrapers and other buildings. It also distributes and sells to furniture manufacturers in the United States a significant number of custom-made glass tabletops produced by the Flat Glass business unit’s manufacturing plants in Mexico. Additionally, certain of our Mexican subsidiaries engage in the design, manufacture and installation of custom skylights in the United States and several other countries. In May 2009, we decided to sell the inventory which was dedicated to serve the distribution AGR market, including windshields and side and back windows for American and foreign cars and trucks; therefore, since that date, we are no longer participating in the AGR distribution business in the United States, but remain in retail and installation segment.
          Our U.S. subsidiary operates six fabrication facilities, 14 distribution centers and 82 installation centers in the United States.
          European Operations
          The Flat Glass business unit competes in the European flat glass construction market through Vitro Cristalglass, Verres et Glaces d’Epinay and Vitro Chaves, mainly with value-added products.
          Vitro Cristalglass processes and distributes insulated glass, laminated glass and tempered glass, mainly for the Spanish, French and Portuguese markets. Vitro Cristalglass operates with four insulated glass manufacturing centers and two distribution centers, located in Barcelona and La Coruña. Additionally, Vitro Cristalglass has the biggest semi-finished manufacturing processing center in Spain, located in Ponferrada. Verres et Glaces d’Epinay, which is located in Villetaneuse, France and was acquired by Vitro Cristalglass in April 2008, manufactures insulated glass and serves the commercial and residential market in Northern France. See “—Acquisitions” above. Vitro Chaves manufactures and distributes insulated and laminated glass products in Portugal with their main facility located in Chaves (north of Lisbon) and a distribution center located in Lisbon. In 2009, Vitro Cristalglass and Vitro Chaves had consolidated net sales of Ps. 1,511 million ($116 million). Most of the sales of Vitro Cristalglass are of insulated glass windows, a value-added product, which are distributed to builders by Vitro Cristalglass’ own sales force. Vitro Chaves’ main products are insulated and laminated glass for the construction industry, which are distributed through its own and Vitro Cristalglass’ distribution networks.
          Central and South American Operations
          Through its Colombian subsidiary and, to a lesser extent, through its subsidiaries in Venezuela, Ecuador and Panama, the Flat Glass business unit processes tempered and laminated glass for the automotive replacement, construction and specialty markets in Central and South America. Our Colombian subsidiary has one processing facility which is located in Colombia. In 2009, our Colombian subsidiary and its subsidiaries had consolidated net sales of Ps. 488 million ($36 million). The company is expanding into the OEM automotive glass market in Colombia and other Andean Pact nations as well as into the automotive replacement market in South America. It markets its products through a network of independent distributors to small- and medium-sized builders.

          Competition
          In Mexico, some of our Mexican flat glass subsidiaries face competition in the construction industry mainly from Saint Gobain, Guardian and imports of glass products. Guardian, which since 1999 has competed with our Flat Glass business unit as an importer of raw flat glass products, completed the construction of a float glass furnace in Queretaro in 2004, which is estimated to produce 200,000 tons of float glass per year. The local competition of such subsidiaries compete primarily on price, service and quality. See “Risk Factors—Risk Factors Relating to Our Business—We operate in a highly competitive industry in which we compete with global competitors and vertically integrated customers, have relatively high fixed costs and are faced with sharply decreasing demands.”
          With respect to automotive safety glass, the business unit’s principal competition includes Saint Gobain, PGW, Asahi, Pilkington, Zeledyne and imports of low-volume automotive glass products that are being utilized in new automotive designs produced in Mexico. Saint Gobain operates an automotive glass manufacturing facility located in Cuautla, Mexico.
          Our U.S. subsidiary faces competition in the United States from a variety of flat glass manufacturers in the United States, as well as from a large number of medium- and small-sized fabricators and distributors of flat glass products. Such subsidiary competes in the United States primarily on the basis of breadth of geographic distribution capabilities, service (on a full line of products), price and quality.
          In Europe, Vitro Cristalglass, as an insulated glass manufacturer, faces competition with regional competitors and integrated competitors like Saint Gobain. In Central and South America, Vitro Colombia’s main competitors are Guardian, Pilkington and Saint Gobain.
Our Raw Materials
          Soda Ash, Sand and Feldspar
          The most important raw materials we utilize are soda ash, silica sand and feldspar. In 2005, we entered into a supply agreement with Unimin Corporation (“Unimin”) that has been amended to extend its maturity until June 2013, whereby we have committed to purchase, and certain of Unimin’s subsidiaries are committed to sell, our requirements of silica sand and feldspar at predetermined prices subject to adjustments according to a formula which takes into consideration market conditions. In 2009, we entered into a four-year supply agreement with American Natural Soda Ash Corporation (“Ansac”), whereby we have committed to purchase, and Ansac is committed to sell, 100% of our yearly requirements of soda ash at predetermined prices that depend on volume and market conditions. We have the production capacity, through one of our subsidiaries, to supply to a large extent the soda ash required by our glass making operations in Mexico.
          To the extent that any of our Mexican subsidiaries require silica sand or soda ash of a different grade than that which we produce or that is produced by Unimin or by Ansac, those subsidiaries may acquire such silica sand or soda ash from various suppliers in the United States. We are not dependent on any single supplier for any of the raw materials utilized in our operations.
          Energy
          We, through certain of our subsidiaries, agreed to purchase, in the aggregate, 90 megawatts of electrical power and 1.3 million tons of steam per year pursuant to a 15-year “take-or-pay” power purchase agreement with Tractebel Energía, S. de R.L. de C.V. This contract took effect in October 2000 and the price at which we are required to purchase electrical power and steam is based on variables such as inflation, the Mexican peso/U.S. dollar exchange rate and the price of natural gas, the future value of which is uncertain.
          Fuel
          We are a large consumer of natural gas with an approximate consumption of 17 million MMBTUs in 2009 from operation of our 21 glass container furnaces and three float glass furnaces in Mexico. Our cost of goods sold is highly correlated to the price of natural gas. In recent years, every U.S. dollar fluctuation per MMBTU has had an annual impact of approximately $18 million on our cost of goods sold based on our average historical consumption of approximately 1.5 million MMBTUs per month.
          During the first nine months of 2009, the natural gas price decreased 56% from its closing price on 2008 of $6.07 per MMBTU. As of December 31, 2009, the natural gas price was $4.40 per MMBTU, an annual decrease of 28%. However, during the first six months of 2010, the average natural gas price was $4.54 per MMBTU, showing an increase of 22% from the average price of $3.71 per MMBTU for the same period of 2009.
          In the ordinary course of our business, we have historically entered into swaps and other derivative instruments to hedge our exposure to natural gas price increases. The percentage of estimated fuel consumption hedged has varied from 10% to 100%. The percentage of consumption hedged and the hedged prices change constantly according to market conditions based on the Company’s needs and to the use of alternative fuels within its production processes. As of December 31, 2009, the Company had hedges for approximately 32% of its estimated consumption at an average price of approximately $6.80 per MMBTU for 2010 and approximately 19% of its estimated consumption at an average price of approximately $7.32 per MMBTU for 2011.
          Because of our financial condition, we are currently unable to enter into hedging transactions to further minimize our exposure to increases in the price of natural gas, and were we able to enter into such transactions, we could not assure you they would be on favorable terms. Therefore, increases in the price of natural gas may cause us to realize significant losses in our results of operations.
          The greater the percentage of our natural gas consumption for which we do not have hedges, the more vulnerable we are to realizing significant losses in our results of operations should the price of natural gas increase. Because of our financial condition, we are currently unable to enter into additional hedging transactions to further minimize our exposure to increases in the price of natural gas. However, as a result of our current natural gas hedges, a further decline in natural gas prices, while reducing our operating costs, would increase our financial expenses related to such hedges. For further information, see “Risk Factors—Risk Factors Relating to Our Business—We have experienced rising operating costs in each of our businesses.”
Our Capital Expenditures
          Our capital expenditures program is currently focused on new investments in technological upgrades and maintenance of our manufacturing facilities, as well as expansion of our production capacity. Our capital expenditures program also contemplates the purchase and maintenance of environmental protection equipment required to meet applicable environmental laws and regulations, as such may be in effect from time to time. The following table sets forth, for the periods presented, our capital expenditures by business unit.

	Year ended December 31,
Business Unit	2007		2008		2009
			(Ps. millions)
Glass Containers	Ps.	2,328	Ps.	1,538	Ps.	735
Flat Glass		324		255		264
Corporate and other		43		5		10

Total	Ps.	2,695	Ps.	1,798	Ps.	1,009

          For 2008 and 2009, these capital expenditures are those effectively paid during the year, so they differ with the capital expenditures realized which are Ps. 1,909 and Ps. 638 million for 2008 and 2009, respectively.
          During 2010, we expect to make capital expenditures in the range of Ps. 1,266 million ($100 million) as follows:
•	Our Glass Containers business unit expects to make capital expenditures of Ps. 861 million ($68 million), which will be used: to provide maintenance to certain of our furnaces and IS machines; for a palletizing center; and for infrastructure in one of our facilities. The remainder will be applied to new product molds.

•	Our Flat Glass business unit expects to make capital expenditures of Ps. 405 million ($32 million), which will be used mainly for maintenance of our facilities.
          The capital expenditures are expected to be financed with cash flows generated by our operations and with current cash on hand. Should we be unable to fund the total amount of our capital expenditures with cash flows from operations, we might defer a portion of such expenditures to future periods.
          See “Liquidity and Capital Resources—Capital Expenditures” for a discussion of our principal capital expenditures during the last three full fiscal years.
Our Property, Plant and Equipment
          All of our assets and property are located in Mexico, the United States, Central and South America and Europe. On December 31, 2009, the net book value of land and buildings, machinery and equipment and construction in progress was Ps. 15,338 million ($1,175 million), of which Ps. 14,062 million ($1,077 million) represented assets located in Mexico; Ps. 383 million ($29 million) represented assets located in the United States; Ps. 265 million ($20 million) represented assets located in Central and South America; and Ps. 628 million ($48 million) represented assets located in Europe.
          Our principal executive offices are located in the Monterrey, Mexico area. We own and operate 34 manufacturing facilities worldwide, of which our float glass furnaces are our largest facilities. Our subsidiary Vitro Cristalglass has granted a lien on one of its facilities.
          The following table sets forth, for the periods presented, the average capacity utilization and location of each of our business unit’s principal manufacturing facilities.

		Average Capacity		Average Capacity	Number of Facilities
Business Unit		Utilization 2008		Utilization 2009	by City or Country
Glass Containers		86%		71%	Monterrey (3) Guadalajara Mexico City (2) Querétaro Toluca (2) Costa Rica Guatemala Panama Bolivia

Flat Glass	Float Furnaces(1)	106	%(1)	92%	Monterrey (4) Mexico City (2) Mexicali United States (6)
	Automotive Facilities	74%		49	Colombia Spain (4) Portugal (2) France

(1)	Capacity utilization may sometimes be greater than 100% because pulling capacity is calculated based on a certain number of changes in glass color and thickness, determined by historical averages. Additionally, we also have a furnace in Mexico City that has been shut down since 2006; therefore, its potential capacity is not included in our capacity utilization calculation.
          We also maintain over 64 installation centers in Mexico and 14 distribution centers and 82 installation centers in the United States, most of which are leased.

          We believe that all our facilities are adequate for our present needs and suitable for their intended purpose and that our manufacturing facilities are generally capable of being utilized at a higher capacity to support increases in demand.
          See “—Our Capital Expenditures” above and “Liquidity and Capital Resources—Capital Expenditures” for a discussion of our capital expenditures.
Environmental Matters
          Our Mexican operations are subject to Mexican federal, state and municipal laws and regulations relating to the protection of the environment. The primary federal environmental law is the Ley General de Equilibrio Ecológico y la Protección al Ambiente (“LGEEPA” or the General Ecological and Environmental Protection Law) pursuant to which regulations have been promulgated concerning air pollution, noise pollution, environmental impact assessments, environmental audits and hazardous wastes and substances. LGEEPA sets forth the legal framework applicable to the generation and handling of hazardous wastes and substances, the release of contaminants into the air, soil and water, as well as the environmental impact assessment procedure. The Ley de Aguas Nacionales, or National Water Law, and regulations thereunder govern the prevention and control of water pollution.
          The Ley General para la Prevención y Gestión Integral de los Residuos, or General Law for the Prevention and Integrated Management of Waste, regulates the generation, handling, transportation, storage and final disposal of hazardous waste, as well as the import and export of hazardous materials and hazardous wastes. The Mexican federal government has established a public registry where federally regulated emission sources report their air and water emissions, as well as information on the generation, handling, transportation and disposal of hazardous substances.
          In addition to the foregoing, Normas Oficiales Mexicanas (“Mexican Official Standards”), which are technical standards issued by regulatory authorities pursuant to the Ley General de Metrología y Normalización, or General Law of Metrology and Normalization, and other laws that include the aforementioned environmental laws, establish standards relating to air emissions (including air emissions for glass manufacturing operations), waste water discharges, the generation, handling and disposal of hazardous wastes and noise control, among other things.
          The Mexican federal authority in charge of overseeing compliance with the federal environmental laws is the Secretaria del Medio Ambiente y Recursos Naturales, or Secretary of Environment and Natural Resources, which we refer to as “SEMARNAT.” An agency of SEMARNAT, PROFEPA, has the authority to enforce the Mexican federal environmental laws. As part of its enforcement powers, PROFEPA can bring administrative, civil and criminal proceedings against companies and individuals that violate environmental laws, regulations and Mexican Official Standards and has the authority to impose a variety of sanctions. These sanctions may include, among other things, monetary fines, revocation of authorizations, concessions, licenses, permits or registrations, administrative arrests, seizure of contaminating equipment, and in certain cases, temporary or permanent closure of facilities.
          Additionally, as part of its inspection authority, PROFEPA is entitled to periodically inspect the facilities of companies the activities of which are regulated by the Mexican environmental legislation and verify compliance therewith. Furthermore, in special situations or certain areas where federal jurisdiction is not applicable or appropriate, the state and municipal authorities can administer and enforce certain environmental regulations of their respective jurisdictions.
          In 1998, our subsidiaries initiated a voluntary environmental auditing program implemented by PROFEPA. This program entails PROFEPA-approved auditors conducting environmental audits of the relevant facilities to determine if such facilities comply with applicable Mexican environmental laws. Once an audit is completed, the auditor issues a report of findings and recommendations, which must be delivered to PROFEPA. The audited facility thereafter enters into an agreement with PROFEPA on an action plan to be undertaken, pursuant to which, after being implemented to PROFEPA’s satisfaction, the audited entity receives the Industria Limpia (“Clean Industry”) certificate. The Clean Industry certificate is valid for two years and may be extended at the request of the audited entity, provided that an auditor reaudits and certifies that the relevant facility operates pursuant to the Clean Industry certificate that was previously granted. Obtaining this certificate implies that the audited facility is in compliance with applicable Mexican environmental laws at the time of receipt of the certificate.
          A PROFEPA-approved independent auditor has completed environmental audits at all 15 of our facilities in Mexico. All of these facilities have already obtained the Clean Industry certificate.
          Our foreign operations are subject to federal, state and local laws relating to the protection of the environment of the country in which such operations are conducted. From time to time, we conduct environmental assessments of our foreign operations, some of which are currently underway, to determine whether we are in compliance with applicable foreign environmental laws. We expect to spend approximately $1 million in capital expenditures over the next two years to comply with these and other environmental regulations as they become effective or are modified. We may, however, incur amounts greater than currently estimated due to changes in law and other factors beyond our control. Although there can be no assurance, we do not believe that continued compliance with Mexican and foreign environmental laws applicable to our operations will have a material adverse effect on our financial position or results of operations.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
          Unless the context otherwise requires, in the sections entitled “Directors,” “Senior Management” and “Share Ownership” of this section, the words “we,” “us,” “our” and “ours” refer to Vitro, S.A.B. de C.V. and not to its consolidated subsidiaries.
Directors
          Our Board of Directors is responsible for the management of our business. Our by-laws provide that our Board of Directors will consist of the number of directors determined by our shareholders at the annual general ordinary shareholders’ meeting, up to a maximum of 21 members, and that each member of our Board of Directors shall be elected at such shareholders’ meeting for a renewable term of one year. Each director shall serve until his or her successor is duly elected and takes office. At our general ordinary shareholders’ meeting held on April 29, 2010, our shareholders resolved that our Board of Directors would consist of 13 directors. We have no alternate directors.
          A list of our current directors, their principal occupations and directorships, the year they first became a director and the year of their birth are set forth below.

		First
		Became	Year of
Name	Principal Occupation	a Director	Birth

Adrián Sada González	Chairman of the Board of Directors of Vitro, S.A.B. de C.V.	1984	1944

Hugo A. Lara García	Chief Executive Officer of Vitro S.A.B. de C.V.	2009	1965

Tomás González Sada	Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.	1980	1943

Andrés Yarte Cantú	Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V. and K Inver, S.A. de C.V. S.A.	1991	1941

Federico Sada Melo	International Commercial Manager of the Vitro Flat Glass Business Unit	2009	1979

Jaime Serra Puche*	President of SAI — Consultores, S.C.	1998	1951

Joaquín Vargas Guajardo*	Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.	2000	1954

Jaime Rico Garza	President and Chief Executive Officer of Vitro Europa, Ltd.	2008	1957

Manuel Güemez de la Vega*	Chairman of the Board of Regio Empresas, S.A. de C.V. and Grupo PREZ	2006	1942

Ricardo Martín Bringas*	Chief Executive Officer and Vice-Chairman of Organización Soriana, S.A.B. de C.V.	2007	1960

Mario Martín Laborín Gómez*	Chief Executive Officer of ABC Holding	2010	1952

Guillermo Ortiz Martínez*	President of Guillermo Ortiz y Asociados, S.C.	2010	1948

Adrián G. Sada Cueva	Vice President of Administration and Finance of Vitro Glass Containers Business Unit	2010	1975

*	Independent non-management directors.
          Mexican securities law requires that at least 25% of the members of the Board of Directors be independent. Vitro’s Board of Directors is comprised of approximately 38% independent directors as of April 29, 2010. The directors receive directors’ fees of two Centenarios, which are 37.5-gram gold coins, or its equivalent monetary value, per each meeting of our Board of Directors they attend and two Centenarios, or its equivalent monetary value, per each meeting of a committee of our Board of Directors they attend, except for the members of the Audit Committee who receive three Centenarios, or its equivalent monetary value, per each meeting of such committee they attend plus a monthly fee of Ps. 20,000.

          The following are brief descriptions of the current occupations and biographical information of each of our directors:
Adrián Sada González, Chairman of the Board of Directors of Vitro:
          Mr. Sada is a member of the Boards of Directors of Alfa, S.A.B. de C.V., Gruma, S.A.B. de C.V., Cydsa, S.A.B. de C.V., Regio Empresas, S.A. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council and the Consejo de Industriales de Nuevo León. Mr. Sada is also President of our Finance and Planning Committee.
Hugo A. Lara García, Chief Executive Officer of Vitro:
          In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Vice President and Vidrio y Cristal’s Vice President; in 2006 was appointed President of the Flat Glass business unit; and in November 2008 he was appointed Chief Executive Officer.
Federico Sada Melo, International Commercial Manager of Flat Glass Business Unit:
          Mr. Sada is member of the Boards of Directors of Chipinque Ecological Park, Pronatura, Pro-Nature Conservation Association. Mr. Sada is also Board member of Instituto de Empresa Alumni.
Tomás González Sada, Chairman of the Board, President and Chief Executive Officer of Cydsa, S.A.B. de C.V.:
          Mr. González is the Vice-President of the Mexican Institute of Competitiveness, the Treasurer of the Fundación Martínez Sada, a member of the Boards of Directors of Regio Empresas, S.A. de C.V. and of the Mexican Businessmen Council, member of the Board of Trustees of the Universidad Regiomontana and Honorary Consul-General of Japan in Monterrey, Mexico.
Andrés Yarte Cantú, Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V., and K-Inver, S.A. de C.V.:
          Mr. Yarte is Chairman of the Boards of Directors and Chief Executive Officer of Empresas Yarte, S.A. de C.V., and K-Inver, S.A. de C.V.
Jaime Serra Puche, President, SAI-Consultores, S.C.:
          Mr. Serra is President of SAI-Consultores, S.C.; founder of Aklara (Electronic auctions), Centro de Arbitraje de Mexico (CAM), and Mexico NAFTA Fund (Private Capital Fund); Member of the Boards of Chiquita Brands International, Fondo México, Tenaris and Grupo Modelo; Mexico’s Secretary of Finance and Public Credit (1994), Secretary of Trade and Industry (1988-1994), and Undersecretary of Revenue in the Ministry of Finance (1986-1988); Member of Trustees of the Yale University (1994-2001); Co-chair of the President’s Council on International Activities of Yale University; and Member of the Trilateral Commission and the US-Mexico Bilateral Council.
Joaquín Vargas Guajardo, Chairman of the Board of Directors of Grupo MVS Comunicaciones, S.A. de C.V.:
          Mr. Vargas is a member of the Boards of Bolsa Mexicana de Valores; Grupo Costamex, S.A. de C.V.; Grupo Financiero Santander; Grupo Posadas; and Médica Sur; and is a member of the Mexican Businessman Council. Mr. Vargas is also President of our Audit Committee.
Jaime Rico, President and Chief Executive Officer of Vitro Europa, Ltd.:
          Mr. Rico has been Chairman of the Board of IP Vidrio y Cristal, Ltd. and Vitro Global, Ltd. and member of the Board of Directors of Vitro Cristalglass, S.L. Mr. Rico is the President and CEO of Vitro Europa, Ltd.

Manuel Güemez de la Vega, Chairman of the Board of Regio Empresas and Grupo PREZ:
          Mr. Güemez is Chairman of the Boards of Regio Empresas, S.A. de C.V. and Grupo PREZ and member of the Advisory Committee of Grupo de Seguridad Integral and alternate director of Gruma. Mr. Güemez is also President of our Corporate Practices Committee.
Ricardo Martín Bringas, Chief Executive Officer and Vice-Chairman of Organización Soriana, S.A.B. de C.V.:
          Mr. Martín has held executive positions in the management and finance departments of several companies, such as Organización Soriana, S.A.B. de C.V., La Ciudad de París and Restaurantes Martin’s. Mr. Martín is currently the Chief Executive Officer and Vice-Chairman of Organización Soriana and member of the Boards of Directors of HSBC México, S.A. de C.V., Grupo Financiero Banamex, S.A. de C.V., Grupo Financiero Banorte, S.A. de C.V., Banco Mercantil del Norte, S.A. de C.V., Asociación Nacional de Tiendas de Autoservicio y Departamentales (ANTAD), Instituto Tecnológico y de Estudios Superiores de Monterrey, Consejo Mexicano de Hombres de Negocios, Grupo de Empresarios de Nuevo León and Teléfonos de México, S.A.B. de C.V.
Mario Martín Laborín Gómez, Chief Executive Officer of ABC Holding:
          Mr. Laborín has been Corporate and Treasury Director of Grupo Visa (FEMSA); Co-Founder and CEO of Grupo Vector; CEO of BBVA Bancomer and Chairman of its brokerage firm; CEO of Nacional Financiera S.N.C.; and CEO of Banco Nacional de Comercio Exterior (Bancomext). Mr. Laborín is currently CEO of ABC Holdings and member of the Boards of TV Azteca, Cervecería Cuauhtémoc, Transportación Marítima Mexicana, Bancomer, Bolsa Mexicana de Valores, Mexder, Indeval, Xignux, Megacable, Cydsa and Gruma.
Guillermo Ortiz Martínez, President of Guillermo Ortiz y Asociados, S.C.:
          Mr. Ortiz was Governor of the Bank of Mexico from December 1994 to December 2009. Mr. Ortiz served as Secretary of Finance and Public Credit in the Mexican Federal Government from 1988 to 1994; Executive Director at the International Monetary Fund (1984-1988); and Manager as well as Deputy Manager in the Economic Research Department of the Bank of Mexico (1977-1984).
Adrián G. Sada Cueva, Vice President of Administration and Finance of Glass Containers business:
          Mr. Sada is a member of the Board of Coparmex Nuevo León, Consejo Ejecutivo de la Universidad de Monterrey, Empresas Comegua, S.A., Pronatura Noreste, Organización de Vida Silvestre, A.C. and Club Deportivo Cazadores Monterrey, A.C. He has served as President of Vitro Automotriz, S.A. de C.V. (2006-2008) and President of Vitro Cristalglass, S.L. (2003-2005).
Secretary and Surveillance
          On April 29, 2010, our shareholders at the General Ordinary Shareholders’ Meeting reelected our Executive Vice President and General Counsel Alejandro Sánchez Mújica as the Secretary of our Board of Directors. According to the Ley del Mercado de Valores, or Mexican Securities Market Law, our Secretary is not a member of the Board of Directors.
          The Board of Directors, through the Audit and Corporate Practices Committees as well as the external auditor, conducts surveillance of Vitro and of the subsidiaries controlled by Vitro, taking into consideration the financial, administrative and legal circumstances of each entity.
Senior Management
          The following table sets forth certain information with respect to our senior managers. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any of them was selected as a member of the senior management.

		Current
		Position	Year of
Name	Title	Held Since	Birth
Hugo A. Lara García	Chief Executive Officer	2008	1965

Alejandro Sánchez Mújica	Executive Vice President and General Counsel	2005	1954

Claudio Del Valle Cabello	Chief Financial and Administrative Officer and Chief Restructuring Officer	2003	1960

Alfonso Gómez Palacio	President of the Glass Containers Business Unit	2009	1942

David González Morales	President of the Flat Glass Business Unit	2009	1955
The following are brief biographies of each of our senior managers:
Hugo Lara García, Chief Executive Officer:
          Mr. Lara received a Bachelor in Chemical Engineering at La Salle University in Mexico City. Later, Mr. Lara received a Master in Business Administration, an International Business Diploma and a Master in International Business at the ITESM, Campus Estado de México. In 1987, Mr. Lara joined Christianson Group, where he held several positions such as National Sales Manager, Account Manager, Research and Development Quality Assurance. In 1992, he joined Ceras Johnson, S.A. de C.V., where he held several positions such as Account Manager, Business Development Manager of Latin America and Group Manager. In 1999, Mr. Lara was appointed as Sales Manager and General Manager at Parmalat de México, S.A. de C.V. Mr. Lara joined us in 2004 as Glass Containers business unit’s Commercial Vice President and Vidrio y Cristal’s Vice President; in 2006 was appointed President of the Flat Glass business unit; and in November 2008 was appointed Chief Executive Officer.
Alejandro Sánchez Mújica, Executive Vice President and General Counsel:
          Mr. Sánchez Mújica earned a law degree from the Escuela Libre de Derecho in Mexico City, where he graduated in 1978. In addition, he earned a Master of Comparative Jurisprudence degree from The University of Texas at Austin, School of Law in 1979 and a Master of Arts (Economics and Administration) also from the University of Texas at Austin in 1980. In 1983, he joined the Secretaría de Programación y Presupuesto, as advisor to the Undersecretary of Regional Development. In 1983, Mr. Sánchez Mújica also joined the Instituto para el Depósito de Valores (“INDEVAL”) as Legal Manager. In 1985 he joined DESC, Sociedad de Fomento Industrial (currently known as Grupo KUO, S.A.B. de C.V.), as Legal Manager of Industrias Negromex, S.A. de C.V. and later of Novum, S.A. de C.V., afterward becoming Executive Legal Director. In 1992, he became the Corporate Legal Director of Pulsar Internacional, S.A. de C.V. In 2003 he joined the law firm of Thompson & Knight, where he was made Senior Partner. In 2005, Mr. Sánchez Mújica joined us as our Executive Vice President and General Counsel.
          Mr. Sánchez Mújica is member of several Mexican and foreign corporations, such as of the Advisory Board Member of the University of Texas Lady Bird Johnson Wildflower Center and of the Fundación Pro Museo Nacional de Historia, is Secretary of the board of Trustees of Chipinque Ecological Park and is a member of the board of Cámara de la Industria de Transformación de Nuevo León (CAINTRA).
Claudio Del Valle Cabello, Chief Financial and Administrative Officer and Chief Restructuring Officer:
          Mr. Del Valle earned a Bachelor in Public Accounting at the Universidad Regiomontana in Monterrey, Mexico. In 1978, Mr. Del Valle began working for Gómez Morfín Meljem and Asoc. (now Galaz, Yamazaki, Ruiz Urquiza S.C., Member of Deloitte Touche Tohmatsu) as a Junior Auditor and later became Senior Supervisor. In 1985, Mr. Del Valle joined us as Chief of Special Studies for our former raw materials business. In 1986, he became our Tax Consolidation Manager. In 1992, Mr. Del Valle was appointed Vice President for Administration of Vitro Corporativo, S.A. de C.V. and in 1995 was appointed Vice President of Finance and Controller of Anchor Glass Container Corp. In 1996, Mr. Del Valle was appointed our Vice President of Treasury and Administration. In 2002, Mr. Del Valle was appointed our Chief Financial Officer and, in August 2003, he was named our Chief Administrative Officer. In November 2008, the Finance and Administrative areas were merged and put under charge of Mr. Del Valle who, to focus the efforts necessary to carry out the financial restructuring process required by the Company, since April 2009, was also designated Chief Restructuring Officer, on a temporary basis.
          Mr. Del Valle is a member of the Accounting Institute of the State of Nuevo León, Mexico. Also, in 2001 Mr. Del Valle was appointed Vice President of the Tax Committee of the Mexican Stock Exchange. Mr. Del Valle was the President of the Issuers’ Committee of the Mexican Stock Exchange and as of today acts as Vice President Tax of the Issuers’ Committee of the Mexican Stock Exchange and is currently a member of the Board of Directors of Universidad Regiomontana and Gas Industrial de Monterrey.
Alfonso Gómez Palacio, President of the Glass Containers Business Unit:
          Mr. Gómez Palacio received a Bachelor and Master in Business Administration at the University of California at Berkeley. Later, Mr. Gómez Palacio received a degree in Advanced Studies in Business Administration and Commerce at the University of Bordeaux in France. He was appointed Commercial Vice President of the Glass Containers business unit in 1985 and Executive Vice President of the same business unit in 1992. Mr. Gómez Palacio was appointed Vice President of Marketing and Sales of the Glass Containers business unit in October 2002 and, in May 2003, he was appointed President of the Glass Containers business unit.
          On October 2006, Mr. Gómez Palacio announced his plan to retire on June 30, 2007. Mr. Gómez Palacio came back from his retirement to lead our Glass Containers business unit during the Company’s restructuring process from June 2009.
David González Morales, President of the Flat Glass Business Unit:
          Mr. González received a Bachelor degree in Economics at the Universidad de Monterrey. Later, Mr. González received a Master degree in Science at the University of Missouri. In 1976 Mr. González joined Grupo Alfa, S.A.B. de C.V., as an Economics Analyst. Mr. González joined us in 1980 as Chief of Industrial Economics for our Glass Containers business unit and then held different managerial positions such as Price Manager, Administration Manager, North Zone Sales Manager, Strategic and Economics Planning Manager, and Business Development Manager. In 1994, he was appointed Vice President of Development Administration for our former Diverse Industries business and in 1999 was appointed as Vice President of Enbosa, S.A. de C.V. In 2002, he was appointed as International Vice President for our Glass Containers business unit. In 2003, Mr. González was appointed as Vice President of our Value Added Business and then in 2004 as President of Vitro Cristalglass, both of which are part of our Flat Glass business unit. In 2006, he was appointed Co-President of Glass Containers business unit and, in 2007, subsequent to Mr. Alfonso Gómez Palacios’s retirement, he was appointed President of the Glass Containers business unit. On June 26, 2009, Mr. González was appointed as Flat Glass President.
Family Relationship of Directors and Senior Management
          Six of our 17 directors and senior managers are related by blood (including first cousins) or marriage to another member of this same group. Mr. Adrián Sada González is father of Mr. Adrián Sada Cueva, a cousin of Mr. Tomás González Sada and a uncle of Mr. Federico Sada Melo. Mr. Andrés Yarte Cantú is Mr. Adrián Sada González brother-in-law, as well as a cousin by marriage of Mr. Tomás González Sada and uncle-in-law of Mr. Federico Sada Melo and Mr. Adrián Sada Cueva. Mr. Jaime Rico Garza is a nephew-in-law of Mr. Adrián Sada González.
Use of Certain Assets and Services
          Certain of our directors and senior managers received personal services performed by certain of our personnel, mainly security services in México, a number of whom are exclusively dedicated to performing such services. The receipt of such services was done in accordance with our Política de Uso Especial de Servicios Corporativos y de Seguridad, our corporate and security services policy, approved by our Board of Directors with the prior favorable opinions of the Audit Committee and of the Corporate Practices Committee. The aggregate amount of compensation set forth below includes the cost of granting the use of assets and providing such services.

Compensation
          For the year ended December 31, 2009, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 229 million ($17.5 million). This amount includes directors’ fees, salaries, the use of certain assets and services, as described above, and variable compensation.
          During 2009, we accrued amounts relating to pension and retirement benefits for our senior managers. Our independent directors were not entitled to pension or retirement benefits from us during 2009. In accordance with actuarial practices in Mexico, reserves for seniority premiums and pensions are determined in the aggregate for each one of our subsidiaries using average amounts for variables such as turnover, age and life expectancy. We therefore cannot determine the amount reserved for pension or retirement benefits for any individual employee, including our senior managers. The aggregate amount of compensation set forth in the previous paragraph does not include the cost of pension and retirement benefits for our senior managers. See “—Pension Benefits” below.
          Directors’ Compensation
          Pursuant to the Mexican General Law of Corporations, our shareholders, at our annual general ordinary shareholders’ meeting held on April 29, 2010, agreed to compensate our directors with two Centenarios, or its equivalent monetary value, per each meeting of the Board of Directors they attend. Likewise, at such annual general ordinary shareholders’ meeting, the shareholders resolved that the members of each of our Board of Director’s committees, other than the Audit Committee’s members, shall receive two Centenarios, or its equivalent monetary value, per each committee meeting they attend. In consideration of the Audit Committee’s members’ expanded responsibilities they receive three Centenarios, or its equivalent monetary value, per each meeting they attend plus a monthly fee of Ps. 20,000. The aggregate amount of compensation set forth in “—Compensation” includes fees paid to our directors.
          Variable Compensation
          In 2005, we modified our variable compensation plan established in 2001 in order to standardize and integrate our foreign subsidiaries to this scheme. This plan aligns the objectives of our employees with our business strategy and its purpose is to: (i) recognize the extraordinary performance of our employees, (ii) align the interests and incentives of our employees with those of the Company, (iii) focus on key priorities and (iv) attract and retain talented employees. This plan is based on the improvement of (i) cash flow from operations, (ii) compliance with the capital expenditures budget and (iii) individual performance. Depending on the results of such metrics, our employees are eligible to receive a bonus equal to an amount ranging between 1.2 and 6.0 times their monthly base salary. For the year ended December 31, 2009, we paid Ps. 82.6 million ($6.3 million) under our variable compensation plan mentioned above.
          In 2006, we created a long-term incentive plan for certain key executives. This plan aligns the objectives of our key executives with our business strategy and its purpose is to: (i) achieve financial value for the medium and long term, (ii) achieve a sustainable yield, (iii) focus on Vitro’s results, (iv) complement our executive’s compensation and (v) attract and retain talented employees. This plan is based on the improvement of economic value added of the Company (an internal performance measure). For the year ended December 31, 2009, we did not pay any amount under our long-term variable compensation plan.
          Employee Stock Option Plan
          We maintain an Employee Stock Option Plan established in March 1998 (the “Plan”). The Plan specifies the amount of shares, time and initial exercise price, which is equal to the average closing price on the BMV of the common shares on the 20 days prior to the grant date, except for options issued during 2000, 2001 and 2002, which were Ps. 11.00, Ps. 8.27 and Ps. 7.53, respectively. The vesting period of the options is 5 years and the life of such options is 10 years.
          We have not granted any stock options since 2002.
          The following table sets forth, for each of the periods presented, the number of options granted during such period and certain other information, as of December 31, 2009.

	For the year ended December 31,
											Total
	1998	1999	2000**		2001		1998*		2002		outstanding
Options granted	2,813,300	2,893,000		4,851,900		3,204,800		940,950		3,941,950
Options cancelled, expired or exercised at December 31, 2009	2,813,300	2,893,000		3,986,950		2,827,950		478,050		3,208,150
Options outstanding December 31, 2009				864,950		376,850		462,900		733,800	2,438,500
Exercise Price			Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year ended in 2001, we modified the price of 940,950 options granted in 1998 and their maturity date to 2011.

**	The options granted in 2000 expired on March 2010.
          Compensation cost charged against income for the Plan was Ps. 1 million, for each of 2007, 2008 and 2009, respectively. The aggregate amount of compensation set forth in “—Compensation” includes fees paid to our directors and does not include the cost of the grant of options under the Plan.
          Pension Benefits
          Our pension benefit obligations and the related costs are calculated using actuarial models and assumptions applicable in the countries where the plans are located, principally in the United States and Mexico. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We evaluate these critical assumptions at least annually. Other assumptions involve demographic factors such as retirement, mortality and turnover rates, as well as the rate of increases in compensation. These assumptions are evaluated periodically and are updated to reflect our experience. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The discount rate enables us to state expected future cash flows at a present value on the measurement date. We have little latitude in selecting this rate since it is determined jointly between us and the pension plan’s actuary and is required to represent the market rate for high-quality fixed income investments. A lower discount rate increases the present value of benefit obligations and increases pension expense. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets. With respect to the pension plans in the United States, as of December 31, 2009, the assets set aside to satisfy the estimated obligations under such pension plans were sufficient to meet the estimated obligations as they come due. With respect to the pension plans in Mexico, as of December 31, 2009, the assets set aside to satisfy the estimated obligations under such pension plans were Ps. 1,140 million while the related estimated obligations were Ps. 3,052 million. Our aggregate pension expense in 2009 was approximately Ps. 445 million.
          As of December 31, 2009, the assets of our pension plans include 53,341,849 Vitro shares. See “Major Shareholders” and “Related Party Transactions.”
          Severance Benefits
          All of our senior managers, executives who are members of the Board of Directors and children of senior managers working for Vitro, are entitled to a severance payment net of taxes equal to up to three times of their gross annual base salary, if they cease to be employed by us in connection with a change of control of Vitro, S.A.B. de C.V. This severance benefit is in addition to any severance payment due to such persons under Mexican law.
Employees
          As of December 31, 2009, we employed 16,807 personnel, approximately 81% of whom were located in Mexico.
          The following table sets forth, for the periods indicated, the period end and average number of employees of each of our two operating business units and our corporate offices.

	2007		2008		2009
Business Unit	Period End	Average	Period End	Average	Period End	Average
Glass Containers	13,967	13,717	10,044	13,575	8,445	8,881
Flat Glass	9,488	8,965	8,785	9,284	7,667	7,766
Corporate Offices	987	815	556	624	695	745

Total	24,442	23,497	19,385	23,483	16,807	17,392

          The following table sets forth, for the periods indicated, our employees by geographic location.

	2007		2008		2009
Business Unit	Period End	Average	Period End	Average	Period End	Average
Mexico	18,070	17,063	15,406	17,486	13,602	13,875
United States	2,632	2,676	2,436	2,530	1,878	2,115
Rest of the world	3,740	3,758	1,543	3,468	1,327	1,402

Total	24,442	23,497	19,385	23,484	16,807	17,392

Relation with Labor Unions
          In Mexico, all of our workers (others than our empleados de confianza) are currently affiliated with labor unions. Labor relations in each manufacturing facility in Mexico are governed by separate collective bargaining agreements which were entered into between the relevant subsidiary and a union selected by the employees of the relevant facility. The terms of the collective bargaining agreements are renegotiated every two years, except for wages, which are negotiated every year. For over 60 years, we have not experienced any strikes that materially affected our overall operations in Mexico and management believes that it has a good relationship with its employees and the labor unions to which they are affiliated.
          In the United States, a majority of our workers are currently affiliated with labor unions. Management believes that it has a good relationship with its employees in the United States and the labor unions to which they are affiliated.
Share Ownership
          The following table sets forth information regarding the beneficial ownership of our shares by each of our directors and senior managers as of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting. The voting power exercisable by our directors and senior managers may be greater than the percentage of our shares held by them. See “Major Shareholders” and “Related Party Transactions.”

			Percentage of			Exercise	Adjusted
	Number of		Shares	Granted	Outstanding	Price on	Exercise	Expiration
Name	Shares Owned		Outstanding(3)	Options(4)	Options(4)(5)	Grant Date	Price	Time
Adrián Sada González	29,545,712	(1)6)	7.65%	90,400	90,400	13.00	N/A	March 2011
				550,000	137,500	8.27	N/A	March 2011
				550,000	275,000	7.53	N/A	March 2012
Hugo A. Lara García	*		*	—	—	—	—	—
Tomás González Sada	*		*	—	—	—	—	—
Andrés Yarte Cantú	*		*	—	—	—	—	—
Federico Sada Melo	29,212,591	(2)	7.56%	—	—	—	—	—
Jaime Serra Puche	*		*	—	—	—	—	—
Joaquín Vargas Guajardo	*		*	—	—	—	—	—
Jaime Rico Garza	*		*	—	—	—	—	—

		Percentage of			Exercise	Adjusted
	Number of	Shares	Granted	Outstanding	Price on	Exercise	Expiration
Name	Shares Owned	Outstanding(3)	Options(4)	Options(4)(5)	Grant Date	Price	Time
Manuel Güemez de la Vega	*	*	—	—	—	—	—
Ricardo Martin Bringas	*	*	—	—	—	—	—
Alejandro Sánchez Mújica	*	*	—	—	—	—	—
Claudio Del Valle Cabello	* (6)	*	15,100	15,100	13.00	N/A	March 2011
			59,000	14,750	8.27	N/A	March 2011
			60,500	30,250	7.53	N/A	March 2012
David González Morales	*	*	—	—	—	—	—

*	Beneficially owns less than one percent of our shares.

(1)	Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son, Mr. Adrián Sada Cueva. Entered into the following agreements: (a) a Shareholders Agreement with Ms. Alejandra Sada González which was effective as of December 11, 2009 (the “2009 Shareholders Agreement”), the main provisions of which set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights and (ii) any transfer of their shares; and (b) a Shareholders Agreement with Mr. Alfredo Harp Helú and Ms. Alejandra Sada González which was effective as of April 28, 2010 (the “2010 Shareholders Agreement”), the main provisions of which set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights, except with respect to certain specific and relevant matters, and (ii) any transfer of their shares.

(2)	Reported as a group with his parents, Mr. Federico Sada González and Mrs. Liliana Melo de Sada, his brother, Mr. Mauricio Sada Melo, and his sister, Ms. Liliana Sada Melo.

(3)	For purposes of calculating percentage of shares outstanding, we use the number of our shares outstanding that was 386,411,643 shares, which is the number equal to our 386,857,143 issued shares minus the shares held as treasury stock. The total amount of outstanding shares includes 53.6 million of shares that are subject to dispute. See “Major Shareholders—Shares Subject to Dispute.”

(4)	The options listed below are options to purchase our shares.

(5)	All the options are exercisable.

(6)	In addition to the shares set forth below, Messrs. Adrián Sada González and Claudio Del Valle Cabello may be deemed to be beneficial owners of the 39,777,907 shares held by our Stock Option Trust, as they are members of the Technical Committee of the Stock Option Trust and share the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.
          See “—Compensation—Employee Stock Option Plan” for a discussion of the only arrangement providing our employees with equity-based compensation.

MAJOR SHAREHOLDERS
          As of October 14, 2010, the date of our most recent general ordinary shareholders’ meeting, 386,857,143 of our shares were issued of which 386,411,643 of our shares were issued and outstanding. As of such date, 445,500 of our shares were held as treasury stock, 39,777,907 of our shares were held by the Stock Option Trust, and 59,484,349 of our shares were held by the Pension Plan Trust. Under Mexican corporate law, shares held as treasury stock are not considered outstanding. Under Mexican corporate law, our shares held by the Stock Option Trust are considered issued and outstanding and therefore are entitled to receive dividends and vote on matters on which other of our shares are entitled to vote. However, for accounting purposes, the shares held by the Stock Option Trust are considered treasury stock and therefore not outstanding. Under Mexican corporate law, the shares held by the Pension Plan Trust are considered issued and outstanding for all purposes. Accordingly, all information relating to Major Shareholders and the voting rights relating to our common stock, includes all shares held by the Stock Option Trust and the Pension Plan Trust.
          We had one class of ADSs, registered under the Securities Act, which were terminated and delisted on August 24, 2009. Our ADSs were evidenced by ADRs, and each of our ADSs represented three CPOs. Each CPO represents one of our shares. Our CPOs have no voting rights with respect to the underlying shares, but have all the economic rights relating to those shares. The trustee that holds our shares represented by CPOs is required to vote those shares in the same manner as the majority of our shares not so held that are voted in the relevant shareholders’ meeting. This has the effect of increasing the voting power of holders of our shares (other than the trustee) in excess of the percentage of our shares held by such holders. Therefore, the voting power exercisable by our major shareholders may be greater than the percentage of our shares outstanding held by them. As of October 14, 2010, 31 million of our shares were represented by CPOs. For further information regarding the CPOs, see “Description of the CPOs.”
          The following table sets forth our major shareholders and their shareholdings as of October 14, 2010.

Name	Shares Outstanding(1)	% of Shares Outstanding(2)
Pension Plan Trust	59,484,349	15.39
Stock Option Trust	39,777,907	10.29
Mr. Alfredo Harp Helú(7)(8)	38,171,281	9.88
Mr. Adrián Sada González(3) (4) (6) (7)	29,545,712	7.65
Mr. Federico Sada González(3) (5)	29,212,591	7.56
Ms. Alejandra Sada González(3) (6) (7)	26,058,188	6.74

(1)	All of the shares that may be issued upon exercise of our outstanding options are held by our Stock Option Trust, and all of our outstanding options are currently exercisable.

(2)	Calculation of percentage of shares outstanding based upon 386,857,143 issued shares minus 445,500 held as treasury stock. The total amount of outstanding shares includes 53.6 million of shares that are subject to dispute. See “—Shares Subject to Dispute” below.

(3)	Mrs. María Nelly Sada de Yarte, her children and her children’s spouses collectively hold 17,182,163 of our shares, representing 4.45% of our issued and outstanding shares, which are not included in the table above. Mrs. María Nelly Sada de Yarte is a sister of Mr. Adrián Sada González, Mr. Federico Sada González and Ms. Alejandra Sada González

(4)	Reported as a group with his wife, Mrs. Esther Cueva de Sada, and his son Mr. Adrián Sada Cueva. In addition to the shares set forth below, Mr. Adrián Sada González may be deemed to be a beneficial owner of the 39,777,907 shares held by our Stock Option Trust, as a member of the Technical Committee of the Stock Option Trust who shares the right to vote and the right to sell the shares held by the Stock Option Trust with the other member of the Technical Committee.

(5)	Reported as a group with his wife, Mrs. Liliana Melo de Sada, his sons Messrs. Federico Sada Melo and Mauricio Sada Melo, and his daughter, Ms. Liliana Sada Melo.

(6)	Entered into the 2009 Shareholders Agreement. The main provisions of the 2009 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights and (ii) any transfer of their shares.

(7)	Entered into the 2010 Shareholders Agreement. The main provisions of the 2010 Shareholders Agreement set forth the rules to be followed by the abovementioned shareholders with respect to: (i) joint exercise of their voting rights, except with respect to certain specific and relevant matters, and (ii) any transfer of their shares.

(8)	Board of Directors, as required by Vitro’s by-laws, approved the request of Mr. Harp Helú to acquire additional shares of Vitro in excess of 9.9%, up to a maximum of 15% of the Company’s equity.
Shares Subject to Dispute
          On June 23, 2008, we initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A., and Citigroup, Inc., requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.
          According to our by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire any Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares.
          A cautionary measure has been announced to date to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure. There is a pending dispute regarding the implementation of this measure.
          Vitro is contesting the irregular purchase of these shares, amounting to 14.9% of its outstanding common stock. In January 2010, a district judge ruled in favor of Banamex and on August 18, 2010, the appellate court denied Vitro its recourse. The Company will file its amparo, or constitutional challenge, against the latter in a timely and correct manner, and such constitutional challenge is pending resolution.

RELATED PARTY TRANSACTIONS
          On March 20, 2009, with the approval of the Corporate Practices Committee, Vitro’s Board of Directors enacted the Related Party Transaction Policy. The purpose of such policy is to establish the requirements that need to be complied with before a transaction can to be entered into by and between Vitro and/or any of our affiliates, with any related party. Accordingly, such policy establishes which operations with related parties require shareholder approval, Board of Directors’ approval and/or Corporate Practices Committee approval.
Arrangements with Respect to Real Estate
          On certain occasions, until October 2008, we used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. We used to pay an annual fee for the right to use these properties for a specified number of days per year. Additionally, we also used to pay maintenance and operating costs. In 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10 million, and Ps. 8 million, respectively.
Goods Sold
          We sell flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2007, 2008 and 2009, the aggregate amount of these sales was Ps. 69 million, Ps. 71 million and Ps. 56 million, respectively.
          Comegua, an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, our partners in such company. In 2007, 2008 and 2009, the aggregate amount of these sales was $9 million, $20 million and $12 million, respectively.
Sale of Real Estate
          In 2007, a member of our Board of Directors purchased an unused parcel of real estate from one of our subsidiaries. The price of the real estate was $5.4 million. We received several offers for the property and such member of the board made the highest offer. The transaction was approved by our Audit Committee in accordance with our charter at the time.
Purchase of Supermarket Coupons
          We purchase supermarket coupons for our employees at a supermarket chain in which one member of our Board of Directors is a shareholder. In 2008 and 2009, the amount of these purchases was Ps. 80 million and Ps. 90 million, respectively. We received several offers for this service and this chain made the best offer.
Compensation
          For the years ended December 31, 2007, 2008 and 2009, the aggregate compensation we paid to our directors and senior managers was approximately Ps. 273 million, Ps. 183 million and Ps. 229 million, respectively. This amount includes fees, salaries, the use of certain assets and services, and variable compensation.

THE MEXICAN LAW OF COMMERCIAL REORGANIZATIONS
Overview of the Mexican Bankruptcy Law
          The Mexican Bankruptcy Law of 2000, or Ley de Concursos Mercantiles (the “Mexican Bankruptcy Law”) generally applies to all commercial entities in Mexico. Pursuant to the Mexican Bankruptcy Law, an entity (the “entity” or the “company”) is deemed to be in breach of its payment obligations, when it fails to comply with payment obligations in favor of two or more different creditors if: (i) its obligations that are 30 days or more past due represent at least 35% of all its obligations; and (ii) it does not have cash or cash equivalents (as identified in the Mexican Bankruptcy Law) to comply with at least 80% of its past due obligations.
          The debtor, any of its creditors or the Ministerio Público Federal (“Federal Attorney General”) may request a concurso declaration. However, (i) only one of the above conditions must be met if a concurso declaration request is made by the debtor and (ii) both conditions must be met if a creditor or the Federal Attorney General files a concurso declaration request or arguably if the debtor and a group of its creditors request a prearranged concurso proceeding.
          The concurso proceeding has two successive stages: work-out, or conciliación (the “Work-out Stage”) and bankruptcy (the “Bankruptcy Stage”). The Work-out Stage is intended to be a mediation proceeding where the entity subject to the procedure continues operating the business and attempts to reach an agreement with its recognized creditors. The Work-out Stage cannot exceed one calendar year following the last publication of the concurso ruling in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government. In the event that the entity fails to reach an agreement with creditors within the specified timeframe, a bankruptcy will be declared. The purpose of the Bankruptcy Stage is to liquidate all of the assets of the debtor in order to pay its recognized creditors with the proceeds of the liquidation.
          Relevant Procedural Aspects
          Filing of Concurso Suit or Petition
          Once the concurso mercantil petition has been filed before the corresponding authorities, the tax authorities and the Federal Institute of Bankruptcy Specialists (the “IFECOM”) are notified and the IFECOM must appoint a specialist, or visitador (the “Visitor Specialist”) so that such specialist may inspect and verify that the company meets the abovementioned conditions in order to be declared in concurso.
          During this time period, the judge may take preventive measures to protect the entity’s assets that are subject to the proceedings (the “Bankruptcy Estate”), as well as the creditors’ rights. Once the judge receives the Visitor’s opinion, the judge will issue the initial declaratory ruling, which addresses, among other rulings, the following: (i) the initiation of the Work-out Stage or the termination of the proceeding; (ii) an order to the company to suspend all payments that the company should otherwise make, except for those required for the ongoing operation of the business; (iii) the date from which the entity’s transactions shall be more closely scrutinized in order to determine if such transactions could have constituted fraudulent conveyances (the “Retroactive Date” and the period thenceforth, the “Retroactive Period”) (the statutory Retroactive Date is 270 days prior to the initial declaratory ruling, but the Retroactive Period may be extended if certain conditions are met); (iv) an order to the work-out specialist, or conciliador (the “Work-out Specialist”) to initiate the recognition of credits proceeding; and (v) a notice to the creditors to request the recognition of their credits.
          Concurso Ruling Effects
          Among the most important effects of the concurso ruling are (in each case, subject to certain exceptions): (i) the suspension of payments; (ii) the suspension of foreclosure and attachment proceedings (except for labor indemnities and wages); and (iii) the cessation of interest accrual on all payment obligations, and their conversion to UDIs (Unidades de Inversión), however, secured obligations will continue in their denominated currency and will only accrue ordinary interest provided for in the corresponding documentation, up to the value of the assets securing such obligations. The concurso ruling does not suspend the obligation to pay salaries or to make tax or social security contributions. Any assets that are in possession of the company but of which the company is not the rightful owner, may be separated from the Bankruptcy Estate. Subject to certain exceptions provided for in the Mexican Bankruptcy Law, the general provisions of contracts law and the agreements between the parties shall continue to govern the company’s outstanding transactions.
          In addition, there are certain agreements which are not considered terminated due to a concurso ruling unless in the opinion of the Work-out Specialist their fulfillment is not in the best interest of the Bankruptcy Estate including, among other things: (i) preliminary and final agreements pending enforcement; (ii) deposits, credit extensions, commission or agency agreements; and (iii) lease agreements.
          Work-out Stage
          Once the insolvency ruling has been issued, the IFECOM will designate a Work-out Specialist whose primary goal will be to negotiate an agreement between the company and its creditors for the payment of the company’s liabilities. The company may not reach any agreement only with one group of creditors; such agreements shall cover all recognized creditors. Agreements in contravention of the foregoing shall be null and void, and creditors seeking to reach independent agreements shall lose their rights in the Insolvency Proceeding. The Work-out Specialist may request the judge to prematurely conclude the Work-out Stage if it considers that the company or its creditors do not have the will to reach an agreement or if he believes it is impossible to reach it.
          In accordance with the Mexican Bankruptcy Law, throughout all the Work-out Stage, an agreement or restructuring plan can only be approved if the debtor consents. Therefore, there is no exclusivity period. A plan cannot be imposed on the debtor without its consent.
          Within 20 days (45 days for foreign creditors) after the last publication of the concurso ruling, any creditor of the company may file its corresponding proof of claim against the company, stating, among other information: (i) the amount due by the entity; (ii) the terms and conditions of the obligations; (iii) a description of the collateral, if any; (iv) ranking and preference; and (v) any suit or proceeding relating to the obligation.
          Within 30 days of the last publication of the concurso ruling, the Work-out Specialist shall prepare and deliver to the judge a preliminary list of the creditors of the company, stating ranking and preference. The company and its creditors may object to such preliminary list. The Work-out Specialist will then have a 10 day term to provide its definitive proposal to the judge. Within five days thereafter, the judge shall issue a ruling providing for the credit recognition, ranking and preference (the “Credit Recognition and Ranking Ruling”). Any of the creditors, the entity or the Work-out Specialist may appeal the Credit Recognition and Ranking Ruling.
          Creditors may also file a proof of claim in the term for objection to the provisional list of creditors filed by the Work-out Specialist referred to above and in the term for appeal of the Credit Recognition and Ranking Ruling.
          In order to protect their interests in the concurso proceedings, any group of creditors representing at least 10% of the total liabilities of the company may appoint an overseer, or interventor (the “Overseer”) who will represent the creditors’ interests and will be responsible for monitoring the actions of the Work-out Specialist and the receiver, or síndico (the “Receiver”), as well as the management of the company.
          During the Work-out Stage, the company’s management will continue managing the company, but the Work-out Specialist may request the judge to remove the company’s management of such duties if it is convenient to protect the Estate. If the Work-out Specialist deems it appropriate, it may request the judge to order the closing of the company with the Overseer’s prior opinion.
          After the judge has issued the Credit Recognition and Ranking Ruling, the Work-out Specialist will negotiate an agreement (the “Work-out Agreement”) between the company and its recognized creditors representing more than 50% of the sum of: (i) the recognized amount owed to unsecured recognized creditors; and (ii) the recognized amount owed to secured recognized creditors participating in the plan.

          Once the Work-out Specialist believes the Agreement has sufficient contents to be approved, the Work-out Specialist shall present the agreement to the judge, who will grant recognized creditors the right to review it in a term of 10 days and, after such review, adhere to it. After the first reviewing term, if the agreement has the consent of the debtor and at least the majority of the Recognized Creditors, the agreement duly executed is filed before the court. The court then grants creditors a 5 day term to object the authenticity of their consent and to exercise “veto” rights, in case a majority of Recognized Creditors (in number) or Recognized Creditors holding a majority of recognized debt so desire.
          Thereafter, the Court reviews the agreement and its compliance with all the requirements provided for in the Mexican Bankruptcy Law and ensures that its provisions do not contravene public policy, and will issue a resolution approving the agreement. The compliance and performance of the Work-out Agreement shall be mandatory. Subject to certain requirements, all unsecured recognized creditors shall be deemed to have consented to the Work-out Agreement.
          For unsecured recognized creditors that are not party to the Work-out Agreement, the agreement may only provide: (i) a payment delay, with the capitalization of regular interest, for a term not to exceed the shortest term agreed to by unsecured creditors executing the Work-out Agreement representing at least 30% of unsecured recognized amounts; (ii) a release of principal and accrued but unpaid interest, equal to the lowest release agreed to by unsecured creditors representing at least 30% of unsecured recognized amounts who execute the Work-out Agreement; and (iii) a combination of release and payment delay, provided that the terms and conditions of such combination is identical to those agreed to by unsecured creditors representing at least 30% of unsecured recognized amounts who execute the Work-out Agreement.
          Secured recognized creditors that did not execute the Work-out Agreement may, under certain specific rules provided by the Mexican Bankruptcy Law, start or continue to enforce their collateral, unless the Work-out Agreement provides for the repayment of their credits or the payment of the value of their corresponding collateral. In such case, any amount of the recognized debt that exceeds the value of the collateral shall be regarded as a regular credit.
          The Bankruptcy
          In the event that the Work-out Stage is not successful, the entity shall be sold either as a going concern or its assets shall be disposed for liquidation purposes in order to pay its obligations. The bankruptcy shall be declared by the judge (the “Bankruptcy Judgment”). In the Bankruptcy Judgment, the judge shall appoint a Receiver who shall fully replace the entity’s management in the operation of the entity’s business for its final liquidation.
          From the date the Bankruptcy Judgment is issued, the acts carried out by the company and its representatives shall be null and void. Acts carried out by the company may be permitted if prior authorization of the Receiver has been obtained, except in cases where those acts relate to assets over which the company still has full disposition power and payments were made to the company after the issuance date with knowledge that it had been declared bankrupt.
          Sale of the Company’s Assets
          Once the bankruptcy has been declared, even if the credit recognition has not been concluded, the Receiver shall proceed to sell the Bankruptcy Estate with the purpose of obtaining the largest amount possible for such sale. The sale shall be carried out pursuant to the public offering procedure provided for in the Mexican Bankruptcy Law, unless otherwise permitted by the judge.
          Payment Preference
          Subject to certain rules and exceptions (i.e., labor liabilities, Bankruptcy Estate management expenses, attorney fees, and Work-out Specialist, Receiver and inspector fees), the payment ranking of creditors generally shall be as follows: (i) solely privileged creditors, or acreedores singularmente privilegiados, meaning those holding credits related to funeral and medical expenses (only applicable to individuals); (ii) secured creditors with in rem right guarantees (mortgage or pledge), or acreedores con garantía real; (iii) certain labor liabilities; (iv) creditors which under the Mexican Commercial Code have special privileges by right of retention; (v) certain labor and tax liabilities; and (vi) common creditors, on a pro rata basis, without distinction as to the date on which their credits were granted or became due.
          Note that ranking of creditors may result in highly complex situations and the foregoing indications constitute a mere description of the Mexican Bankruptcy Law; in all cases, creditor ranking shall be based on specific and detailed analysis of the legal and financial business structure of the entity.
          Fraudulent Conveyance Considerations
          The Mexican Bankruptcy Law includes provisions that: (i) render certain transactions considered fraudulent conveyances to be null and void if conducted during the Retroactive Period; and (ii) establish the presumption that certain transactions are fraudulent conveyances (“Fraudulent Conveyances”) unduly affecting the Bankruptcy Estate and, therefore, the entity’s creditors. Fraudulent Conveyances are defined as those transactions entered into with the purpose of negatively affecting the creditors of the entity and such purpose is shared by the entity and the other party, except in cases in which no consideration is involved.
          Additionally, the Mexican Bankruptcy Law establishes that, if conducted during the Retroactive Period, the following transactions would be presumed to be fraudulent conveyances: (i) transactions in which no consideration is involved; (ii) transactions not entered into on market terms; (iii) entity’s release of debt; (iv) payment of amounts not due and payable; (v) granting of collateral or additional collateral not originally contemplated by the transaction documents; (vi) payments in kind where such method of payment was not originally agreed to in the transaction documents; and (vii) certain related party transactions against the Estate including, but not limited to, transactions with shareholders, directors, management and affiliates, except for bona fide transactions.
          Prepackaged Deals
          In connection with concurso mercantil petitions that include a pre-approved restructuring agreement (the “Restructuring Agreement”) under the Mexican Bankruptcy Law, the petition request must be filed along with a proposal for the restructuring of the company’s liabilities by the debtor together with creditors representing at least 40% of its outstanding liabilities. Upon filing the insolvency petition the company and filing creditors can request the court to dictate preemptive measures contemplated by the Mexican Bankruptcy Law. If all requirements are met, the court shall declare the concurso of the company, without the prior review of the financial condition of the petitioner by a court appointed Visitor. The court decision declaring the concurso must comply with all requirements prescribed by the Mexican Bankruptcy Law, and thenceforth the concurso proceedings will be substantiated in the same manner as any other concurso that any restructuring proposal shall be based on the restructuring plan initially submitted by the company and the filing creditors.

THE TENDER OFFER
Terms of the Tender Offer
          Tender Offer; Maximum Payment Amount; Tender Offer Consideration; Modified Dutch Auction Procedure. On the terms and subject to the conditions of the Tender Offer (including, if the Tender Offer is amended or extended, the terms and conditions of any amendment or extension), we are offering to purchase for cash the maximum aggregate principal amount of Vitro’s 2012 Notes, 2013 Notes and 2017 Notes that we can purchase for $100,000,000 (subject to increase as described below, the “Maximum Payment Amount”) at a purchase price per $1,000 principal amount determined in accordance with the procedures set forth below. We reserve the right, but are not obligated, to increase the Maximum Payment Amount by up to 30% without permitting holders to withdraw Old Notes that have been previously tendered in the Tender Offer. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered.
          The “Tender Offer Consideration” for each $1,000 principal amount of any series of Old Notes validly tendered pursuant to the Tender Offer on or prior to the Expiration Time and accepted for purchase by us will be equal to the Clearing Price determined pursuant to a modified “Dutch Auction” as described below.
          The table below sets forth the CUSIP Number, outstanding principal amount, and acceptable Bid Price range for each series of Old Notes.

		Outstanding	Tender Offer Consideration
Series of Old Notes	CUSIP No.	Principal Amount	(Acceptable Bid Price Range)(1)
8.625% Senior Notes due 2012	92851RAC1	$300,000,000
11.75% Senior Notes due 2013	92851FAD5	$216,000,000	$500 - $575
9.125% Senior Notes due 2017	92851RAD9	$700,000,000

(1)	Per $1,000 principal amount of Old Notes that are accepted for purchase.
          Holders must validly tender their Old Notes on or prior to the Expiration Time in order to be eligible to receive the Tender Offer Consideration.
          The Tender Offer Consideration will be payable in cash promptly after the Expiration Time to those holders whose Old Notes are accepted for purchase in the Tender Offer.
          The Tender Offer is being conducted as a modified “Dutch Auction.” This means that if a holder elects to participate, they must specify a Bid Price, which is the minimum Tender Offer Consideration they would be willing to receive in exchange for each $1,000 principal amount of Old Notes they choose to tender in the Tender Offer. The Bid Price that the holder specifies for each $1,000 principal amount of Old Notes may not be less than the Minimum Bid Price ($500) nor more than the Maximum Bid Price ($575). As a result, the Bid Price the holder specifies must be within the following range:

Minimum Bid Price	$500
Maximum Bid Price	$575
Tenders of Old Notes outside of this range will not be accepted and will not be used for purposes of calculating the Clearing Price as described below.
          Bid Prices between the Minimum Bid Price and the Maximum Bid Price must be in minimum increments of $2.50 above $500. If any Bid Price is not submitted in a whole increment of $2.50, such Bid Price will be rounded down to the nearest $2.50 increment.
          Each holder tendering Old Notes in the Tender Offer is to submit a Bid Price; holders who tender Old Notes without specifying a Bid Price will be deemed to have specified the Minimum Bid Price ($500) as their Bid Price.

          Whether and to what extent your tendered Old Notes are accepted for purchase in the Tender Offer will depend upon how the Bid Price specified by you compares to Bid Prices specified by other tendering holders of each series of Old Notes. Specifically, on the Expiration Time:
•	we will use all the Bid Prices received to calculate a single Clearing Price in accordance with the procedure set forth below; and

•	the Tender Offer Consideration payable for Old Notes accepted in the Tender Offer will be the Clearing Price. The Tender Offer Consideration for all Old Notes, of all series, will be the same.
          The “Clearing Price” for the Old Notes will be determined by consideration of the Bid Prices of all validly tendered Old Notes of all series, in order of lowest to highest Bid Prices. The Clearing Price will be:
•	the lowest single price for all tenders of Old Notes of all series such that, for all tenders of Old Notes of all series whose Bid Price is equal to or less than this lowest single price, we will be able to spend the Maximum Payment Amount under the Tender Offer, taking into account the Tender Offer Consideration and the proration described in the next paragraph (provided, however, that if the principal amount of Old Notes purchased at the Clearing Price that results from applying this formula and the proration described in the next paragraph would be less than the principal amount of the Old Notes that would be purchased using the Bid Price next lowest to such lowest single price, then the Clearing Price will be equal to such next lowest Bid Price), or

•	except in the case described in the proviso in the previous bullet point, in the event that the purchase of all Old Notes validly tendered would result in us spending less than the Maximum Payment Amount under the Tender Offer, the Clearing Price will be the Maximum Bid Price.
          If the amount of Old Notes validly tendered on or prior to the Expiration Time with a Bid Price equal to or less than the Clearing Price would cause us to spend more than the Maximum Payment Amount to repurchase such tendered Old Notes in the Tender Offer, then the Tender Offer will be oversubscribed, and we will accept for payment such tendered Old Notes as follows. First, we will accept for payment all Old Notes validly tendered with a Bid Price less than the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount). Second, we will accept for payment all Old Notes validly tendered with a Bid Price equal to the Clearing Price (to the extent such acceptance would not result in a payment in respect of the Tender Offer in excess of the Maximum Payment Amount) on a prorated basis using a single proration factor.
          To avoid purchases of Old Notes in principal amounts other than integral multiples of $1,000, if necessary, we will make appropriate adjustments downward to the nearest $1,000 principal amount with respect to each holder validly tendering Old Notes at a Bid Price equal to the Clearing Price. For series of Old Notes that have a minimum denomination of $2,000, the Company reserves the right to further adjust the amount of Old Notes of the relevant series that would otherwise be accepted from a given holder downward by $1,000 principal amount if an impermissible denomination of outstanding Old Notes would otherwise result. All Old Notes not accepted as a result of proration and all tenders of Old Notes with a Bid Price in excess of the Clearing Price will be rejected from the Tender Offer.
          All holders whose Old Notes (regardless of series) are accepted in the Tender Offer will receive the Tender Offer Consideration even if they tendered at a Bid Price that was less than the Clearing Price.
          The maximum amount of cash we will use to pay the Tender Offer Consideration for Old Notes accepted pursuant to the Tender Offer will be equal to the Maximum Payment Amount.
          Our obligation to accept Old Notes in the Tender Offer and pay the Tender Offer Consideration is conditioned on the satisfaction or waiver of the conditions set forth in the section titled “—Conditions to the Tender Offer” in this Statement. The Tender Offer is not conditioned on any minimum amount of Old Notes being tendered.

          Payment of the Tender Offer Consideration will be made in cash promptly after the Expiration Time. See “—Acceptance of Old Notes for Payment.”
          Holders may tender their Old Notes in the Tender Offer or submit their Old Notes for exchange in the Exchange Offer and Consent Solicitation. Because the size of the Tender Offer is limited (as described below), holders that tender Old Notes in the Tender Offer will be required to specify whether, if their Old Notes are not accepted in the Tender Offer, they elect to exchange them in the Exchange Offer and Consent Solicitation instead. Holders that tender Old Notes in the Tender Offer but fail to specify their election will be deemed to have elected not to exchange any Old Notes that are not accepted into the Tender Offer in the Exchange Offer and Consent Solicitation instead. Old Notes that are tendered in the Tender Offer but not accepted will be returned to the DTC Participant that tendered them promptly following the Expiration Time unless their holder has elected to submit them for exchange in the Exchange Offer and Consent Solicitation if they are not accepted in the Tender Offer.
          The Tender Offer will expire at the Expiration Time, which will be 9:00 a.m., New York City time, on December 1, 2010, unless extended or earlier terminated. We have the right to extend the Tender Offer, from time to time, at our discretion, in which event the term “Expiration Time” shall mean the latest time and date at which the Tender Offer, as so further extended, shall expire. We shall notify the Depositary of any extension of the Tender Offer by oral or written notice and shall make a public announcement thereof, as described herein.
Conditions to the Tender Offer
          Notwithstanding any other term of the Tender Offer, and in addition to (and not in limitation of) the right to extend and amend the Tender Offer at any time, in our sole discretion, we will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for, and may delay the acceptance for payment of or, subject to the restriction referred to above, the payment for, any tendered Old Notes, and may terminate the Tender Offer, if, before such time as any Old Notes have been accepted for payment pursuant to the Tender Offer, any of the following events or conditions exist or shall occur and remain in effect or shall be determined by us in our reasonable judgment to exist or have occurred:
     (1) there shall have been threatened, instituted or be pending before any court, agency, authority or other tribunal any action, suit or proceeding by any government or governmental, regulatory or administrative agency or authority or by any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency or tribunal, which challenges or seeks to make illegal, or to delay or otherwise directly or indirectly to restrain, prohibit or otherwise affect the making of the Tender Offer, the acquisition of Old Notes pursuant to the Tender Offer or is otherwise related in any manner to, or otherwise affects, the Tender Offer;
     (2) there shall have been any action threatened or taken, or any approval withheld, or any statute, rule or regulation invoked, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Tender Offer, we, or any of Vitro’s subsidiaries, by any government or governmental, regulatory or administrative authority or agency or tribunal, domestic or foreign, which, in the reasonable judgment of us, would or might directly or indirectly result in any of the consequences referred to in paragraph (1) above;
     (3) we have determined in our reasonable judgment that the acceptance for payment of, or payment for, some or all of the Old Notes in the Tender Offer could violate, conflict with or constitute a breach of any contract, order, statute, law, rule, regulation, executive order, decree, or judgment of any court to which Vitro, any of its subsidiaries or AIV may be bound or subject;
     (4) at any time on or after the date of this Statement, any change (or any condition, event or development involving a prospective change) shall have occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses, franchises, permits, permit applications, results of operations or prospects of Vitro or AIV, which, in our reasonable judgment, is or may be materially adverse, or we will have become aware of any fact which, in our reasonable judgment, has or may have material adverse significance with respect to Vitro and its subsidiaries;

     (5) at any time on or after the date of this Statement, there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or market in the United States, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) any limitation (whether or not mandatory) by any governmental authority or agency on, or other event which, in the reasonable judgment of us, might materially adversely affect the extension of credit by banks or other lending institutions in the United States, (iv) commencement or declaration of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or any country in which Vitro, any of its subsidiaries or AIV conducts its business, (v) a material change in United States currency exchange rates or a suspension of, or limitation on, the markets for U.S. dollars, (vi) any decline in either the Dow Jones Industrial Average or the Standard & Poor’s Index of 500 Industrial Companies by an amount in excess of 15% measured from the close of business on the date of this Statement, (vii) a material impairment in the trading market for debt securities in the United States or (viii) in the case of any of the foregoing existing on at the opening of business on the date of this Statement, a material acceleration or worsening thereof; or
     (6) any approval, permit, authorization, consent or other action of any domestic or foreign governmental, administrative or regulatory agency, authority, tribunal or third party shall not have been obtained on terms satisfactory to us, which, in their judgment in any such case, and regardless of the circumstances (including any action or inaction by Vitro, AIV or any of their respective affiliates) giving rise to any such condition, makes it inadvisable to proceed with the Tender Offer and/or with such acceptance for payment or payment.
          The foregoing conditions are for our sole benefit and the failure of any such condition to be satisfied may be asserted by Vitro or AIV regardless of the circumstances, including any action or inaction by us, giving rise to any such failure and any such failure may be waived by us in whole or in part at any time and from time to time in our sole discretion.
          Subject to applicable law, we may also terminate the Tender Offer at any time before the Expiration Time and prior to the satisfaction or waiver of the conditions hereto in our sole discretion. If any of the foregoing conditions to the Tender Offer shall not have been satisfied or waived prior to the Expiration Time, we reserve the right, but will not be obligated, subject to applicable law, to:
•	return Old Notes tendered pursuant to the Tender Offer to tendering holders;

•	waive all unsatisfied conditions and accept for payment and purchase all Old Notes that are validly tendered on or prior to the Expiration Time;

•	extend the Expiration Time and retain all tendered Old Notes until the purchase date for the Tender Offer; or

•	otherwise amend the Tender Offer.
          The failure of us at any time to exercise any of the foregoing rights will not be deemed a waiver of any other right, and each right will be deemed an ongoing right which may be asserted at any time and from time to time. See “—Extensions, Amendments and Termination.”
Letter of Transmittal and Letter of Instructions; Representations and Warranties of Holders
          A tender of Old Notes under the procedures described herein will constitute the Holder’s acceptance of the terms and conditions of the Tender Offer. In addition, by tendering its Old Notes in the Tender Offer, the Holder represents, warrants and agrees, for the benefit of the Company, AIV and any party to whom the Company or AIV transfers the Old Notes or the right to receive Old Notes that:
•	it has received and reviewed the Statement;

•	it is the beneficial owner of, or a duly authorized representative of one or more such beneficial owners of, the Old Notes tendered in the Tender Offer thereby and it has full power and authority to execute the Letter of Transmittal and make the representations, warranties and agreements made thereby, and has full power and authority to tender, sell, assign and transfer the Old Notes tendered thereby;

•	the Old Notes being tendered in the Tender Offer thereby were owned as of the date of tender, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that the Company will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes tendered in the Tender Offer thereby from the date of the Letter of Transmittal and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	in evaluating the Tender Offer and in making its decision whether to participate therein by submitting the Letter of Transmittal and tendering its Old Notes in the Tender Offer, such Holder has made its own independent appraisal of the matters referred to therein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such Holder by the Company, AIV or the Depositary other than those contained in the Statement (as supplemented to the Expiration Time);

•	the execution and delivery of the Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in the Statement;

•	the submission of the Letter of Transmittal to the Depositary shall, subject to the terms and conditions of the Tender Offer generally, constitute the irrevocable appointment of the Depositary as its attorney and agent for the purpose of effecting the Tender Offer;

•	the terms and conditions of the Tender Offer shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal which shall be read and construed accordingly; and

•	the Company, AIV and others (including any party to whom the Company or AIV transfers Old Notes or the right to receive Old Notes) will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgments, representations, warranties and agreements deemed to have been made by it by its participation in the Tender Offer or its acquisition of the New Notes are no longer accurate, it will promptly notify the Company.
          The representations and warranties and agreements of a Holder tendering Old Notes in the Tender Offer shall be deemed to be repeated and reconfirmed on and as of the Expiration Time.
Procedure for Tendering Old Notes
          All of the Old Notes are held in book-entry form through the facilities of DTC. If you own Old Notes and wish to tender them in the Tender Offer, you should follow the instructions below.
          If you hold your Old Notes in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank or trust company, you will need to timely instruct your custodian or nominee to tender your Old Notes on or prior to the Expiration Time (in order to receive the Tender Offer Consideration), in the manner described below and upon the terms and conditions set forth in this Statement and the Letter of Transmittal. Please refer to any materials forwarded to you by your custodian or nominee to determine how you can timely instruct your custodian or nominee to take these actions.

          In order to participate in the Tender Offer, you must instruct your nominee or custodian to participate on your behalf. Your nominee or custodian should arrange for the DTC Participant holding the Old Notes through its DTC account to tender those Old Notes in the Tender Offer to the Depositary prior to the Expiration Time.
          If you hold your Old Notes through a broker or bank, you should ask your broker or bank if you will be charged a fee to tender your Old Notes through the broker or bank.
          The Tender Offer is being conducted using DTC’s ATOP procedures. Accordingly, DTC Participants holding Old Notes through DTC should note that before completing, executing and delivering the Letter of Transmittal, DTC Participants must tender their Old Notes in the Tender Offer in accordance with DTC’s ATOP procedures. Since all Old Notes must be tendered by book-entry transfer to the applicable DTC account of the Depositary, your broker, dealer, trust company, or other nominee must execute the tender or exchange through ATOP. Financial institutions that are DTC Participants must execute tenders and exchanges through ATOP by transmitting acceptance of the Tender Offer to DTC on or prior to the Expiration Time.
          DTC will verify acceptance of the Tender Offer, execute a book-entry transfer of the tendered Old Notes into the applicable DTC account of the Depositary and send to the Depositary a “book-entry confirmation,” which shall include a message (the “Agent’s Message”) transmitted by DTC to and received by the Depositary and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC Participant tendering that the DTC Participant has received and agrees to be bound by the terms of the Letter of Transmittal as a signatory thereof and that the Company, AIV and their transferees may enforce such agreement against the DTC Participant.
The Role of a DTC Participant
          To validly participate in the Tender Offer, DTC Participants must (i) deliver Old Notes by means of book-entry transfer into the applicable DTC account of the Depositary, (ii) transmit electronic confirmation through ATOP, whereby an Agent’s Message will be sent to the Depositary, and (iii) deliver a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Depositary.
          Additionally, in the case of DTC Participants instructed to tender Old Notes in the Tender Offer and have such Old Notes that are tendered but not accepted in the Tender Offer be exchanged in the Exchange Offer and Consent Solicitation, both (A) a duly executed and notarized copy of the power of attorney (the “Power of Attorney”) in the form attached to the Letter of Transmittal authorizing or appointing the representative to carry out all necessary or expedient steps required or advisable under Mexican law to submit the Letter of Transmittal before the Mexican court within the concurso mercantil proceeding, to join and adhere to any concurso mercantil to be filed by the Company and to execute and consent to the Concurso Plan and (B) a properly executed and notarized signature to the Concurso Plan attached to the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Statement, on or prior to the Expiration Time.
          By taking these actions with respect to the Tender Offer, you and your custodian or nominee will be deemed to have agreed (i) to the terms and conditions of the Tender Offer as set forth in this Statement and the Letter of Transmittal and (ii) that Vitro, AIV and the Depositary may enforce the terms and conditions against you and your custodian or nominee.
          The Letter of Transmittal and Old Notes should be sent to the Depositary and not to Vitro, AIV, the Information and Exchange Agent or the relevant trustee for the Old Notes. The Depositary will not accept any tender materials other than the Letter of Transmittal or the DTC Participant’s Agent’s Message.
Specification of Bid Price
          In accordance with the instructions contained in the enclosed Letter of Transmittal, in the case where the DTC Participant chooses to tender Old Notes in the Tender Offer and in the case where the DTC Participant chooses to tender Old Notes in the Tender Offer and to have Old Notes that are not accepted in the Tender Offer be exchanged in the Exchange Offer and Consent Solicitation, such DTC Participant must properly indicate (i) the series of Old Notes being tendered therewith and (ii) either (a) in the applicable column of the boxes therein entitled “Bid Price for 2012 Notes,” “Bid Price for 2013 Notes” and “Bid Price for 2017 Notes,” as applicable, the Bid Price

(no less than the Minimum Bid Price ($500) and in increments of $2.50 per $1,000 principal amount above the Minimum Bid Price but not greater than the Maximum Bid Price ($575) at which such Old Notes are being tendered, or (b) not specify a Bid Price, in which case the DTC Participant will be deemed to have specified the Minimum Bid Price in respect of such Old Notes being tendered and to accept the Clearing Price determined by us in accordance with the terms of the Tender Offer. In accordance with the instructions contained in the Letter of Transmittal, each Bid Price must be in increments of $2.50, such Bid Price will be rounded down to the nearest $2.50 increment. The Bid Price each DTC Participant specifies, if any, must be within a range between $500 and $575 per $1,000 principal amount, and no Old Notes will be accepted outside this range.
          A Holder cannot change its Bid Price with respect to Old Notes already tendered.
General Provisions
          The method of delivery of Old Notes and all other documents or instructions including, without limitation, the Agent’s Message and the Letter of Transmittal, is at your risk. A tender will be deemed to have been received only when the DTC Participant (i) delivers Old Notes by means of book-entry transfer into the applicable DTC account of the Depositary, (ii) transmits electronic confirmation through ATOP, whereby an Agent’s Message will be sent to the Depositary, and (iii) delivers a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Depositary. Additionally, in the case of DTC Participants instructed to tender Old Notes in the Tender Offer and have such Old Notes that are tendered but not accepted in the Tender Offer be exchanged in the Exchange Offer and Consent Solicitation, both (A) a Power of Attorney in the form attached to the Letter of Transmittal and (B) a properly executed and notarized signature to the Concurso Plan attached to the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Statement, on or prior to the Expiration Time.
          All questions concerning the validity, form, tenders (including time of receipt), and acceptance of tendered Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of Old Notes not in proper form or any Old Notes the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in tenders of Old Notes, whether or not similar defects or irregularities are waived in the case of other exchanged securities. The interpretation of the terms and conditions by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes in the Tender Offer must be cured within such time as the Company shall determine. None of the Company, the Depositary or any other person will be under any duty to give notification of defects or irregularities with respect to tenders of Old Notes in the Tender Offer, nor shall any of them incur any liability for failure to give such notification.
          Tenders of Old Notes in the Tender Offer will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Depositary that are not validly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the Depositary to the beneficial owners, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Time or the withdrawal or termination of the Tender Offer.
          Tenders of Old Notes in the Tender Offer pursuant to any of the procedures described in the Statement and in the instructions in the Letter of Transmittal and acceptance of such Old Notes by the Company will constitute a binding agreement between you and the Company and AIV upon the terms and conditions of the Tender Offer. Any submitted Old Notes that are not accepted in the Tender Offer for any reason will be returned by crediting the account maintained at DTC from which such Old Notes were submitted.
          We have not provided guaranteed delivery provisions in connection with the Tender Offer. Old Notes being tendered must be delivered to the Depositary in accordance with the procedures described in this Statement, on or prior to the Expiration Time (in order for you to participate in the Tender Offer and receive the Tender Offer Consideration).
          The Old Notes will be accepted for tender in denominations of $1,000 principal amount and integral multiples thereof.

Backup Withholding and Information Reporting
          For a summary of certain U.S. federal income tax consequences of the disposition of Old Notes pursuant to the Tender Offer, see “Certain U.S. Federal Income Tax Considerations.”
Acceptance of Old Notes for Payment
          Upon the terms and subject to the conditions of the Tender Offer (including if the Tender Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, we will accept for payment, and thereby purchase, all Old Notes validly tendered with a Bid Price equal to or less than the Clearing Price, on or prior to the Expiration Time, subject to possible proration.
          We will be deemed to have accepted for payment pursuant to the Tender Offer and thereby have purchased, validly tendered Old Notes pursuant to the Tender Offer, if, as and when we give oral or written notice to the Depositary of their acceptance of such Old Notes for purchase pursuant to the Tender Offer. We will announce acceptance for payment of the Old Notes. In all cases, payment for Old Notes purchased pursuant to the Tender Offer will be made by deposit of the Maximum Payment Amount with the Depositary, which will act as agent for tendering holders for the purpose of receiving payments from us and transmitting such payments to such holders.
          We reserve the right, subject to applicable law, to (1) keep the Tender Offer open or extend the Expiration Time to a later date and time, (2) waive all conditions to the Tender Offer for Old Notes tendered on or prior to the Expiration Time and (3) increase the Maximum Payment Amount.
          We expressly reserve the right, in our sole discretion and subject to Rule 14e-1(c) under the Exchange Act, to delay acceptance for payment of, or payment for, Old Notes in order to comply, in whole or in part, with any applicable law. See “—Conditions to the Tender Offer.” In all cases, payment by the Depositary to holders of consideration for Old Notes accepted for purchase pursuant to the Tender Offer will be made only after the DTC Participant timely (i) delivers Old Notes by means of book-entry transfer into the applicable DTC account of the Depositary, (ii) transmits electronic confirmation through ATOP, whereby an Agent’s Message will be sent to the Depositary, and (iii) delivers a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Depositary.
          If the Tender Offer is terminated or withdrawn, or the Old Notes subject to the Tender Offer are not accepted for payment, no consideration will be paid or payable to holders of those Old Notes. If any tendered Old Notes are not purchased pursuant to the Tender Offer for any reason, Old Notes tendered by book-entry transfer will be credited to the account maintained at DTC from which those Old Notes were delivered promptly following the Expiration Time or termination of the Tender Offer (except any Old Notes not accepted for payment in the Tender Offer submitted by the Holder for exchange in the Exchange Offer and Consent Solicitation).
          We reserve the right to transfer or assign, in whole at any time or in part from time to time, to one or more of their respective affiliates, the right to purchase Old Notes validly tendered pursuant to the Tender Offer, but any such transfer or assignment will not relieve us of our obligations under the Tender Offer or prejudice the rights of tendering holders to receive consideration pursuant to the Tender Offer.
          Holders will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 9 of the Letter of Transmittal, transfer taxes with respect to our purchase of the Old Notes pursuant to the Tender Offer. If you hold Old Notes through a broker or bank, you should consult that institution as to whether it charges any service fees. We will pay certain fees and expenses of the Depositary in connection with the Tender Offer. See “—Fees and Expenses.”
          Under no circumstances will any additional interest be payable because of any delay in the transmission of funds to the holders of purchased Old Notes or otherwise.

Source and Amount of Funds
          The maximum amount of cash we will use to pay the Tender Offer Consideration for Old Notes accepted pursuant to the Tender Offer will be equal to the Maximum Payment Amount.
          We expect to obtain the funds required to consummate the Tender Offer with the net proceeds of the Loan Agreement. We will cause the Old Notes that are accepted in the Tender Offer to be delivered to Fintech as payment for AIV’s obligations under the Loan Agreement. Fintech will be permitted to exchange Old Notes it receives as a result in the Concurso Plan and receive a related consent payment.
          Fintech’s obligation to fund the Loan Agreement is subject to certain customary conditions, including the provision of certain representations and warranties by AIV, the valid tender of the Old Notes by holders and receipt of tendered Old Notes by the Depositary.
No Withdrawal Rights
          Any tenders of Old Notes in the Tender Offer are irrevocable and may not be withdrawn.
Extensions, Amendments and Termination
          We expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Time, regardless of whether any of the events set forth in “—Conditions to the Tender Offer” shall have occurred or shall have been determined by us to have occurred, to:
•	waive any and all conditions to the Tender Offer;

•	extend the Expiration Time;

•	otherwise amend the Tender Offer in any respect; or

•	terminate the Tender Offer at any time,
in each case, by giving written notice of such waiver, extension, amendment or termination to the Depositary. If we make a material change in the terms of the Tender Offer or the information concerning the Tender Offer or waive a material condition of the Tender Offer, we will disseminate additional materials relating to the Tender Offer and extend the Tender Offer to the extent required by law. In addition, if we change the range for Bid Prices, then we will extend the Expiration Time, if necessary, to ensure that we comply with applicable law. We will publicly announce any waiver, extension, amendment or termination in the manner described under “—Announcements” below.
          There can be no assurance that we will exercise our right to extend, terminate or amend the Tender Offer. Irrespective of any amendment to the Tender Offer, all Old Notes previously tendered pursuant to the Tender Offer and not accepted for purchase will remain subject to the Tender Offer and may be accepted thereafter for payment by us, except when such acceptance is prohibited by law.
Announcements
          There can be no assurance that the Company will exercise its right to extend the Expiration Time. Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire.

Depositary
          D.F. King & Co., Inc. has been appointed as the Depositary for the Tender Offer. Questions and requests for assistance, and all correspondence in connection with the Tender Offer, or requests for additional Letters of Instructions and any other required documents, may be directed to the Depositary at the address and telephone numbers set forth on the back cover of this Statement. The Depositary will also assist with the mailing of this Statement and related materials to Holders, respond to inquiries of and provide information to Holders in connection with the Tender Offer, and provide other similar advisory services as the Company may request from time to time.
          Subject to the terms and conditions set forth in the agreement between the Company and Depositary, the Company has agreed to pay the Depositary customary fees for its services in connection with the Tender Offer. The Company has also agreed to reimburse the Depositary for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.
Fees and Expenses
          As stated above, the Company will pay the Depositary reasonable and customary fees for its services (and will reimburse it for its reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in connection with forwarding copies of this Statement and related documents to the beneficial owners of the Old Notes and in handling or forwarding consents for payment. In addition, the Company will indemnify the Depositary against certain liabilities in connection with its services, including liabilities under the U.S. federal securities laws.
Miscellaneous
          Other than with respect to the Depositary, none of the Company or any of its affiliates has engaged, or made any arrangements for, and authorized any person to provide any information or to make any representations in connection with the Tender Offer, other than those expressly set forth in this Statement, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by the Company, or any of its affiliates. The delivery of this Statement shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time subsequent to the date hereof.

THE EXCHANGE OFFER AND CONSENT SOLICITATION
Background and Purpose
          The Company, together with our financial advisors, has been evaluating various alternatives for achieving our restructuring objectives. For more information on our restructuring objectives, see “Summary—Proposed Restructuring Plan.” We believe, but cannot guarantee, that this Exchange Offer and Consent Solicitation process will meet our restructuring objectives. The Company is proposing an Exchange Offer and Consent Solicitation to the Concurso Plan, in the form attached to this Statement as Annex A, from holders of Restructured Debt.
          As of the date of this Statement, $1,216,000,000 aggregate principal amount of the Old Notes is outstanding.
          Holders of Restructured Debt should carefully review the information included under "Risk Factors.” Holders of Restructured Debt should understand that an investment in the New Notes issued pursuant to the Concurso Plan involves a high degree of risk, including the significant possibility of loss of a significant portion of their investment in the New Notes.
Certain Terms and Conditions of the Exchange Offer and Consent Solicitation
          Upon the terms and subject to the conditions set forth in this Statement and in the accompanying Letter of Transmittal, the Company is hereby seeking the exchange of the Old Notes and consent from holders of Restructured Debt to the Concurso Plan, which contemplates the exchange of the Restructured Debt for the Restructuring Consideration on a pro rata basis. The Consent Payment will be paid from the Payment Trust no later than four business days following the Expiration Time (the “Consent Payment Date”) for consents validly delivered prior to the Expiration Time, as defined below. Holders of Restructured Debt who do not submit for exchange the Old Notes and do not so consent or consent after the Expiration Time will not receive the Consent Payment. For more information on the Consent Payment, see “—Consent Payment.” As described in this Statement, Vitro will, and certain of the Old Guarantors may, file for concurso mercantil proceedings and will submit the Concurso Plan to the Mexican bankruptcy court and other parties of the concurso mercantil proceeding. Commencement of the concurso mercantil proceedings and approval of the Concurso Plan in the concurso mercantil may still occur even if there is no exchange of Old Notes and no consents of holders of Restructured Debt are received.
          The delivery and payment of the Restructuring Consideration pursuant to the Concurso Plan is subject to, among other things, the approval of the Convenio Concursal by the Mexican bankruptcy court. For more information about conditions to the delivery and payment of the Restructuring Consideration, see “—Condition to Delivery and Payment of the Restructuring Consideration.” For the terms and conditions of the New Notes, see “Description of the New Notes.”
          Only a registered Holder can effectively exchange the Old Notes and deliver a consent with respect to the Old Notes to the Concurso Plan, and such exchange and consent will be effective as to the aggregate principal amount of such Old Notes, accrued interest thereunder and any other claims arising under such Old Notes. Pursuant to the terms of the indentures governing the Old Notes, subsequent transfers of Old Notes on the applicable security register for such Old Notes will not have the effect of revoking any consent theretofore given by the registered Holder of such Old Notes, and such consents will remain valid. Any Old Notes submitted for exchange or consents provided after the date of this Statement are irrevocable and may not be withdrawn, except (i) in the event we amend the Exchange Offer and Consent Solicitation in a manner that is materially adverse to holders of Restructured Debt, (ii) as required by applicable law, (iii) in the event the concurso mercantil proceeding of the Company is not filed on or before December 31, 2010, (iv) if the Issue Date does not occur on or before the Outside Consummation Date (as defined herein) or (v) if the proposed Concurso Plan is amended in a manner that would have a material adverse effect on holders of Old Notes.

Consent Payment
          Assuming satisfaction of all conditions to the Exchange Offer and Consent Solicitation, any holder of Restructured Debt who validly submits for exchange Old Notes or delivers a consent (pursuant to the terms of a lock-up agreement entered into with us prior to the Expiration Time) will be eligible to receive a consent payment equal to an amount representing such holder’s pro rata share of an aggregate of $75.0 million in cash held in the Payment Trust based on the aggregate principal amount of Restructured Debt that is held by Participating Creditors; provided, however, that the aggregate Consent Payment paid to each Participating Creditor shall in no event be less than 5% or greater than 10% of the aggregate principal amount of Restructured Debt held by such holder. The payment of the Consent Payment shall be made by the Payment Trust to Participating Creditors who consent pursuant to the terms of this Statement following the Expiration Time (as defined below).
          The Note Consent Payment with respect to Holders will be paid to Holders as of the Record Date who are entitled thereto, notwithstanding any subsequent transfer of the Old Notes, no later than the Consent Payment Date. The Company will only pay the Note Consent Payment to Holders who have validly submitted for exchange the Old Notes and delivered consents prior to the Expiration Time. The right to receive the Consent Payment is not transferable. The Company will only pay the Other Consent Payment to holders of DFI Claims and Other Debt who have validly delivered consents prior to the Expiration Time pursuant to the terms hereof, to be paid no later than the Consent Payment Date. For more information on valid delivery of consents, see “—Procedure for Consenting to the Concurso Plan.”
          Under no circumstances will the Company make any Consent Payment to any holder of Restructured Debt who does not properly submit for exchange and/or consent. Please refer to “Material Mexican Federal Tax Considerations” for information regarding Mexican taxation applicable to the Note Consent Payment.
Consequences to Holders of Restructured Debt if the Concurso Plan Is Approved with or without the Holders of Restructured Debt
          We have the requisite majority, among debt controlled by the Company, debt subject to lock-up agreements and other creditors that we believe will participate in the Exchange Offer and Consent Solicitation, to accomplish a prearranged concurso mercantil. Nevertheless, we are seeking the exchange of the Old Notes and the consents from holders of Restructured Debt because we believe that having such holders in agreement with us on the terms of our Concurso Plan could expedite our reorganization process to the benefit of both such holders and us. The Concurso Plan set forth in Annex A, which we believe provides for a fair recovery for holders of Restructured Debt in light of our available financial capacity, represents our final restructuring proposal. We intend to commence concurso mercantil proceedings and proceed with filing the proposed Concurso Plan even if there is no exchange of Old Notes and no consents of holders of Restructured Debt are received. If the Concurso Plan is contested or litigation is initiated, we reserve the right to terminate the Exchange Offer and Consent Solicitation and not proceed with the Concurso Plan. The Convenio Concursal, if approved and consummated, will bind all holders of Restructured Debt, regardless of whether or how they voted with respect to the Concurso Plan in the consent solicitation or otherwise.
Conditions to Approval of the Concurso Plan
          Approval of the Concurso Plan shall not occur unless and until each of the conditions set forth below has been satisfied or duly waived:
(a)	receipt of the requisite percentage of consents of creditors approving the Concurso Plan;

(b)	commencement of concurso mercantil proceedings; and

(c)	the approval of the Convenio Concursal by the Mexican bankruptcy court.

Condition to Delivery and Payment of the Restructuring Consideration
          Delivery and payment of the Restructuring Consideration shall not occur unless there is approval of the Convenio Concursal by the Mexican bankruptcy court.
          Distributions to be made pursuant to the Concurso Plan will be made on or around the date that is fifteen (15) calendar days after the Convenio Concursal is approved by the Mexican federal court presiding over the concurso mercantil proceeding of the Company unless: (i) the Mexican federal court has issued an order or decree staying or legally prohibiting consummation of the Convenio Concursal; or (ii) (1) any appeal is pending, a potential outcome of which is the invalidation or reversal of the Mexican federal court’s approval of the Convenio Concursal and (2) within fifteen (15) calendar days after approval by the Mexican federal court of the Convenio Concursal, the holders of a majority in amount of the acknowledged claims (as defined in the Concurso Plan, which, for the avoidance of doubt, includes all recognized intercompany debt) provide the Company with written consent to postpone consummation of the Convenio Concursal until the earlier of (A) the resolution of such pending appeal and (B) the Long-Stop Date; provided, however, that if such appeal is not resolved prior to the Long-Stop Date, the Company will be required to effectuate consummation of the Convenio Concursal, unless legally prohibiting from doing so, within five (5) Business Days of the Long-Stop Date notwithstanding such appeal has not been resolved.
          The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to such condition or may be waived in whole or in part at any time and from time to time in its sole discretion.
Letter of Transmittal and Letter of Instructions; Representations and Warranties of Holders
     An exchange of Old Notes under the procedures described herein will constitute the Holder’s acceptance of the terms and conditions of the Exchange Offer and Consent Solicitation. In addition, by submitting its Old Notes for exchange in the Exchange Offer and Consent Solicitation, the Holder represents, warrants and agrees, for the benefit of the Company and any party to whom the Company transfers the Old Notes or the right to receive Old Notes that:
•	it has received and reviewed the Statement;

•	it is the beneficial owner of, or a duly authorized representative of one or more such beneficial owners of, the Old Notes exchanged in the Exchange Offer and Consent Solicitation thereby and it has full power and authority to execute the Letter of Transmittal and make the representations, warranties and agreements made thereby, and has full power and authority to tender, exchange, sell, assign and transfer the Old Notes tendered thereby;

•	the Old Notes being exchanged in the Exchange Offer and Consent Solicitation thereby were owned as of the date of exchange, free and clear of any liens, charges, claims, encumbrances, interests and restrictions of any kind, and acknowledges that the Company will acquire good, indefeasible and unencumbered title to such Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, when the Company accepts the same;

•	it will not sell, pledge, hypothecate or otherwise encumber or transfer any Old Notes exchanged in the Exchange Offer and Consent Solicitation thereby from the date of the Letter of Transmittal and agrees that any purported sale, pledge, hypothecation or other encumbrance or transfer will be void and of no effect;

•	in evaluating the Exchange Offer and Consent Solicitation and in making its decision whether to participate therein by submitting the Letter of Transmittal and submitting its Old Notes for exchange in the Exchange Offer and Consent Solicitation, such Holder has made its own independent appraisal of the matters referred to therein and in any related communications and is not relying on any statement, representation or warranty, express or implied, made to such Holder by the Company or the Information and Exchange Agent other than those contained in the Statement (as supplemented to the Expiration Time);

•	the execution and delivery of the Letter of Transmittal shall constitute an undertaking to execute any further documents and give any further assurances that may be required in connection with any of the foregoing, in each case on and subject to the terms and conditions set out or referred to in the Statement;

•	the submission of the Letter of Transmittal to the Information and Exchange Agent shall, subject to the terms and conditions of the Exchange Offer and Consent Solicitation generally, constitute the irrevocable appointment of the Information and Exchange Agent as its attorney and agent for the purpose of effecting the Exchange Offer and Consent Solicitation or the representative authorized by the Power of Attorney as its attorney and agent, for the purpose of effecting the Concurso Plan, to join and adhere to the concurso mercantil petition to be filed by the Company and to execute and consent to the Concurso Plan, as applicable, and an irrevocable instruction to such attorney and agent to complete and execute all or any form(s) of transfer and other document(s) deemed necessary or expedient in the opinion of such attorney and agent in relation to the Old Notes exchanged in the Exchange Offer and Consent Solicitation thereby in favor of the Company and or such other person or persons as the Company may direct and to deliver such form(s) of transfer and other document(s) in the attorney’s and agent’s opinion and other document(s) of title relating to such Old Notes’ registration and to execute all such other documents and to do all such other acts and things as may be in the opinion of such attorney or agent necessary or expedient for the purpose of, or in connection with, the acceptance of the Exchange Offer and Consent Solicitation, and to vest in the Company and or its nominees such Old Notes;

•	the terms and conditions of the Exchange Offer and Consent Solicitation shall be deemed to be incorporated in, and form a part of, the Letter of Transmittal which shall be read and construed accordingly; and

•	the Company and others (including any party to whom the Company transfers Old Notes or the right to receive Old Notes) will rely upon the truth and accuracy of the foregoing acknowledgments, representations, warranties and agreements, and that if any of the acknowledgments, representations, warranties and agreements deemed to have been made by it by its participation in the Exchange Offer and Consent Solicitation or its acquisition of the New Notes are no longer accurate, it will promptly notify the Company.
          The representations and warranties and agreements of a Holder submitting Old Notes for exchange in the Exchange Offer and Consent Solicitation shall be deemed to be repeated and reconfirmed on and as of the Expiration Time, the filing of the Company’s concurso mercantil petition, the Consent Payment Date, the date of consent to the Convenio Concursal, the approval of the Convenio Concursal and the Issue Date.
Procedure for Exchanging Old Notes
     All of the Old Notes are held in book-entry form through the facilities of DTC. Holders who own Old Notes and wish to exchange them in the Exchange Offer and Consent Solicitation should follow the instructions below.
          Beneficial owners who hold Old Notes in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank or trust company, will need to timely instruct their custodian or nominee to exchange their Old Notes on or prior to the Expiration Time (in order to receive the Note Consent Payment), in the manner described below and upon the terms and conditions set forth in this Statement and the Letter of Transmittal. Beneficial owners should refer to any materials forwarded by the custodian or nominee to determine how they can timely instruct their custodian or nominee to take these actions.
          In order to participate in the Exchange Offer and Consent Solicitation, beneficial owners must instruct their nominee or custodian to participate on their behalf. Each beneficial owners’ nominee or custodian should arrange for the DTC Participant holding the Old Notes through its DTC account to submit those Old Notes for exchange in the Exchange Offer and Consent Solicitation to the Information and Exchange Agent prior to the Expiration Time.

          Beneficial owners who hold their Old Notes through a broker or bank should ask their broker or bank if they will be charged a fee to exchange their Old Notes through the broker or bank.
          The Exchange Offer and Consent Solicitation is being conducted using DTC’s ATOP procedures. Accordingly, DTC Participants holding Old Notes through DTC should note that before completing, executing and delivering the Letter of Transmittal, DTC Participants must submit their Old Notes for exchange in the Exchange Offer and Consent Solicitation in accordance with DTC’s ATOP procedures. Since all Old Notes must be exchanged by book-entry transfer to the applicable DTC account of the Information and Exchange Agent, the beneficial owner’s bank, broker, dealer, trust company, or other nominee must execute exchange through ATOP. Financial institutions that are DTC Participants must execute exchanges through ATOP by transmitting acceptance of the Exchange Offer and Consent Solicitation to DTC on or prior to the Expiration Time.
          DTC will verify acceptance of the Exchange Offer and Consent Solicitation, execute a book-entry transfer of the exchanged Old Notes into the applicable DTC account of the Information and Exchange Agent, and send to the Information and Exchange Agent a “book-entry confirmation,” which shall include an Agent’s Message transmitted by DTC to and received by the Information and Exchange Agent and forming part of a book-entry confirmation, which states that DTC has received an express acknowledgment from a DTC Participant exchanging Old Notes that the DTC Participant has received and agrees to be bound by the terms of the Letter of Transmittal as a signatory thereof and that the Company may enforce such agreement against the DTC Participant.
The Role of a DTC Participant
          To validly participate in the Exchange Offer and Consent Solicitation, DTC Participants must (i) deliver Old Notes by means of book-entry transfer into the applicable DTC account of the Information and Exchange Agent, (ii) transmit electronic confirmation through ATOP, whereby an Agent’s Message will be sent to the Information and Exchange Agent, and (iii) deliver a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Information and Exchange Agent.
          Additionally, both (A) a properly completed and duly executed Power of Attorney, in the form attached to the Letter of Transmittal and (B) a properly executed and notarized signature to the Concurso Plan attached to the Letter of Transmittal, must be received by the Information and Exchange Agent its address set forth on the back cover of this Statement, on or prior to the Expiration Time.
          By taking these actions with respect to the Exchange Offer and Consent Solicitation, the Holder and his or her custodian or nominee will be deemed to have agreed (i) to the terms and conditions of the Exchange Offer and Consent Solicitation as set forth in this Statement and the Letter of Transmittal and (ii) that Vitro and the Information and Exchange Agent may enforce the terms and conditions against such Holder and such Holder’s custodian or nominee.
          The Letter of Transmittal and Old Notes should be sent to the Information and Exchange Agent and not to Vitro or the relevant trustee for the Old Notes. The Information and Exchange Agent will not accept any exchange materials other than the Letter of Transmittal and the DTC Participant’s Agent’s Message.
General Provisions
          The method of delivery of Old Notes and all other documents or instructions including, without limitation, the Agent’s Message and the Letter of Transmittal, is at the beneficial owner’s risk. An exchange will be deemed to have been received only when the DTC Participant (i) delivers Old Notes by means of book-entry transfer into the applicable DTC account of the Information and Exchange Agent, (ii) transmits electronic confirmation through ATOP, whereby an Agent’s Message will be sent to the Information and Exchange Agent, and (iii) delivers a separate executed, notarized and apostilled and properly completed Letter of Transmittal and other required documentation to the Information and Exchange Agent. Additionally, both (A) a properly completed and duly executed Power of Attorney, in the form attached to the Letter of Transmittal and (B) a properly executed and notarized signature to the Concurso Plan attached to the Letter of Transmittal, must be received by the Information and Exchange Agent at its address set forth on the back cover of this Statement, on or prior to the Expiration Time.

          All questions concerning the validity, form, exchanges (including time of receipt), and acceptance of exchanged Old Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all exchanges of Old Notes not in proper form or any Old Notes the acceptance for exchange of which may, in the opinion of its counsel, be unlawful. The Company also reserves the absolute right to waive any defect or irregularity in exchanges of Old Notes, whether or not similar defects or irregularities are waived in the case of other tendered securities. The interpretation of the terms and conditions by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with exchanges of Old Notes in the Exchange Offer and Consent Solicitation must be cured within such time as the Company shall determine. None of the Company, the Information and Exchange Agent or any other person will be under any duty to give notification of defects or irregularities with respect to exchanges of Old Notes in the Exchange Offer and Consent Solicitation, nor shall any of them incur any liability for failure to give such notification.
          Exchanges of Old Notes in the Exchange Offer and Consent Solicitation will not be deemed to have been made until such defects or irregularities have been cured or waived. Any Old Notes received by the Information and Exchange Agent that are not validly exchanged and as to which the defects or irregularities have not been cured or waived will be returned by the Information and Exchange Agent to the DTC Participant, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Time or the withdrawal or termination of the Exchange Offer and Consent Solicitation.
          Exchanges of Old Notes in the Exchange Offer and Consent Solicitation pursuant to any of the procedures described in the Statement and in the instructions in the Letter of Transmittal and acceptance of such Old Notes by the Company will constitute a binding agreement between the holder and the Company upon the terms and conditions of the Exchange Offer and Consent Solicitation. Any submitted Old Notes that are not accepted in the Exchange Offer and Consent Solicitation for any reason will be returned by crediting the account maintained at DTC from which such Old Notes were submitted.
          We have not provided guaranteed delivery provisions in connection with the Exchange Offer and Consent Solicitation. Old Notes being exchanged must be delivered to the Information and Exchange Agent in accordance with the procedures described in this Statement, on or prior to the Expiration Time (in order for the Holder to receive the Note Consent Payment).
Fractional Notes and De Minimis Payments
          The Old Notes will be accepted for exchange in denominations of $1,000 principal amount and integral multiples thereof and any New Notes will be issued in $2,000 principal amount and integral multiples thereof and will be issued by deposit book-entry form with the Information and Exchange Agent. If any DTC Participant submits a principal amount of the Old Notes for exchange in the Exchange Offer and Consent Solicitation that would result in the DTC Participant receiving a fractional interest in the New Notes, then the principal amount of the New Notes that the DTC Participant will receive will be rounded up to the nearest $1,000 if the fractional interest in the New Notes would be greater than or equal to $500 and rounded down to the nearest $1,000 if the fractional interest in the New Notes would be less than $500.
Backup Withholding and Information Reporting
          For a summary of certain U.S. federal income tax consequences of the disposition of Old Notes pursuant to the Exchange Offer and Consent Solicitation, see “Certain U.S. Federal Income Tax Considerations.”
Procedure for Consenting to the Concurso Plan
          For a beneficial owner of Old Notes to validly consent to the Concurso Plan, such beneficial owner must submit the Letter of Instructions and, if so instructed, the Letter of Transmittal, in accordance with the instructions on the Letter of Transmittal and the Letter of Instructions to the DTC Participant. In order to receive the Note Consent Payment, the Restructuring Cash Payment or the Restructuring Fee, the consent of the Holder of such Old Notes must be received prior to the Expiration Time.

          The Exchange Offer and Consent Solicitation is being made to all persons in whose name an Old Note was registered as of the Record Date. Only Holders may execute and deliver a consent. For the purposes of the Exchange Offer and Consent Solicitation, the term “Holder” shall be deemed to include DTC Participants who held Old Notes through DTC as of the Record Date. In order to cause a consent to be given with respect to Old Notes held through DTC, such DTC Participant must complete and sign the relevant Letter of Transmittal and documents specified therein and deliver them to the Information and Exchange Agent in accordance with the instructions set forth herein and therein. A beneficial owner of an interest in Old Notes held through a DTC Participant must complete and sign the Letter of Instructions and documents specified therein and deliver them to such DTC Participant in order to cause a consent to be given with respect to such Old Notes.
          In addition to instructing the DTC Participant to submit Old Notes for exchange pursuant to the procedure set forth in “—Procedure for Exchanging Old Notes” above, the beneficial owner must instruct the DTC Participant to (A) properly complete and duly execute the Power of Attorney in the form attached to the Letter of Transmittal authorizing or appointing the representative to carry out all necessary or expedient steps required or advisable under Mexican law to submit the Letter of Transmittal before the Mexican court within the concurso mercantil proceeding, to join and adhere to any concurso mercantil to be filed by the Company and to execute and consent to the Concurso Plan and (B) properly execute and notarize the signature to the Concurso Plan attached to the Letter of Transmittal. Certain of the foregoing documents, including the Power of Attorney, are provided in Spanish, with an accompanying translation in English for the Holder’s convenience; unless otherwise indicated in the Letter of Transmittal and the Letter of Instructions, Holders will be required to execute and notarize the Spanish versions of such documents.
          The execution and delivery of a consent will not affect a Holder’s right to sell or transfer Old Notes. All validly delivered consents received by the Information and Exchange Agent prior to the Expiration Time will be effective notwithstanding a record transfer of such Old Notes subsequent to the Record Date. The transfer of Old Notes after the Record Date will not have the effect of revoking any consent validly delivered to the Information and Exchange Agent. Each consent properly received by the Information and Exchange Agent will be counted notwithstanding any transfer of the Old Notes to which such consent relates. The Note Consent Payment will be paid to Holders as of the Record Date who are entitled thereto, notwithstanding any subsequent transfer of the Old Notes.
          Holders who wish to consent to the Concurso Plan should complete and execute, notarize and apostille, as applicable, the relevant Letter of Transmittal and documents specified therein and mail, hand deliver, send by overnight courier or facsimile (confirmed by physical delivery of an original) their properly completed and executed, notarized and apostilled, as applicable, Letter of Transmittal and documents specified therein to the Information and Exchange Agent at the address or facsimile number set forth in the section of this Statement entitled “—Information and Exchange Agent” and on the relevant Letter of Transmittal, all in accordance with the instructions set forth herein and therein.
          Letters of Transmittal and documents specified therein should be delivered to the Information and Exchange Agent, not to the Company or any other person. However, the Company reserves the right to accept any consent received by the Company or any other party that is otherwise in proper form.
          Holders who are beneficial owners of Old Notes held through a bank, broker or other financial institution and wish to consent to the Concurso Plan must contact such entity to consent on their behalf. Such holders are urged to contact such entity promptly in order to allow adequate processing time.
          All Letters of Transmittal and documents specified therein that are properly completed, executed, notarized and apostilled, as applicable, and delivered to the Information and Exchange Agent will be given effect in accordance with the specifications thereof.
          Letters of Transmittal and documents specified therein of Holder(s) must be executed in exactly the same manner as such Holder(s)
name(s) are registered with DTC in the case of Holders who are DTC Participants. If a Letter of Transmittal or document specified therein is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with such document evidence satisfactory to the Company of authority to execute such document. If no aggregate principal amount of the Old Notes as to which a consent is delivered is specified, but the Letter of Transmittal is otherwise properly completed and executed, notarized and apostilled, as applicable, the Holder will be deemed to have given a consent with respect to the entire aggregate principal amount of the Old Notes which such Holder holds.
Acceptance for Payment of Note Consent Payment; Source of Funds
          Upon the terms and subject to the conditions of the Exchange Offer and Consent Solicitation, the Company will accept all Old Notes submitted for exchange and consents that are validly delivered. For purposes of the Exchange Offer and Consent Solicitation, the Company will be deemed to have accepted the Old Notes and consents if, as and when it has given written notice to the Information and Exchange Agent of its acceptance of such exchanges and consents.
          The Information and Exchange Agent will act as agent for the consenting Holders for the purpose of receiving the Note Consent Payment and transmitting such payments for the Note Consent Payment to the consenting Holders. Thus, the Company will cause the Payment Trust to deposit same-day funds in payment of the Note Consent Payment with the Information and Exchange Agent following the Expiration Time. The Consent Payment will be made no later than the Consent Payment Date. Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Information and Exchange Agent to the consenting Holders.
Withdrawal Rights
          Any Old Notes submitted for exchange or consents provided after the date of this Statement are irrevocable and may not be withdrawn, except (i) in the event the Company amends the Exchange Offer and Consent Solicitation in a manner that is materially adverse to holders of Restructured Debt, (ii) as required by applicable law, (iii) in the event the concurso mercantil proceeding of the Company is not filed on or before December 31, 2010, (iv) if the Issue Date does not occur on or before the Outside Consummation Date, or (v) if the proposed Concurso Plan is amended in a manner that would have a material adverse effect on holders of the Old Notes.
Extensions, Amendments and Termination
          We expressly reserve the right (but will not be obligated), at any time or from time to time, on or prior to the Expiration Time, regardless of whether any of the events set forth in “—Certain Terms and Conditions of the Exchange Offer and Consent Solicitation” shall have occurred or shall have been determined by us to have occurred, to:
•	waive any and all conditions to the Exchange Offer and Consent Solicitation;

•	extend the Expiration Time;

•	otherwise amend the Exchange Offer and Consent Solicitation in any respect; or

•	terminate the Exchange Offer and Consent Solicitation at any time, in each case, by giving written notice of such waiver, extension, amendment or termination to the Information and Exchange Agent. If we make a material change in the terms of the Exchange Offer and Consent Solicitation or the information concerning the Exchange Offer and Consent Solicitation or waive a material condition of the Exchange Offer and Consent Solicitation, we will disseminate additional materials relating to the Exchange Offer and Consent Solicitation and extend the Exchange Offer and Consent Solicitation to the extent required by law. We will publicly announce any waiver, extension, amendment or termination in the manner described under “—Announcements” below.

          There can be no assurance that we will exercise their right to extend, terminate or amend the Exchange Offer and Consent Solicitation. Irrespective of any amendment to the Exchange Offer and Consent Solicitation, all Old Notes previously exchanged pursuant to the Exchange Offer and Consent Solicitation and not accepted for purchase will remain subject to the Exchange Offer and Consent Solicitation and may be accepted thereafter for payment by us, except when such acceptance is prohibited by law.
          In order to receive the Consent Payment, the Restructuring Cash Payment or the Restructuring Fee, the submission for exchange of the Old Notes and/or consent of Participating Creditors must be received prior to the Expiration Time. Holders may consent to the Concurso Plan by validly submitting their Letter of Transmittal, Letter of Instructions and documents specified therein. See “—Procedure for Consenting to the Concurso Plan.”
          New Notes issued pursuant to the Concurso Plan will be issued in denominations of $10,000 principal amount and integral multiples thereof and will be issued in exchange for the Old Notes through a U.S.-based exchange agent that will be appointed by the Company prior to the issuance of the New Notes.
          Neither the New Notes nor the guarantees have been or will be registered under the Securities Act or any state securities laws. We are making the Exchange Offer and Consent Solicitation in accordance with Section 3(a)(9) of the Securities Act, which will result in the New Notes being freely transferable, like the Old Notes, when issued in exchange for the Old Notes. Upon filing of our concurso mercantil petition, we intend to seek an order of a bankruptcy judge in connection with a bankruptcy proceeding whether pursuant to chapter 11 of the U.S. Bankruptcy Code or an ancillary proceeding pursuant to chapter 15 of the U.S. Bankruptcy Code providing an exemption from registration under the Securities Act and applicable state and local laws requiring registration of securities with respect to the New Notes issued under the Concurso Plan in exchange for all of the Restructured Debt. We cannot provide any assurance that we will be successful in obtaining such an order. If we do not obtain such an order, the New Notes issued in exchange for the DFI Claims and Other Debt will be subject to certain transfer restrictions.
Announcements
          There can be no assurance that the Company will exercise its right to extend the Expiration Time. Any extension, amendment or termination will be followed as promptly as practicable by a public announcement thereof, with the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled Expiration Time. Without limiting the manner in which the Company may choose to make any public announcement, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to PR Newswire.
Information and Exchange Agent
          D.F. King & Co., Inc. has been appointed as Information and Exchange Agent for the Exchange Offer and Consent Solicitation. Questions and requests for assistance, and all correspondence in connection with the Exchange Offer and Consent Solicitation, or requests for additional Letters of Transmittal, Letters of Instructions and any other required documents, may be directed to the Information and Exchange Agent at the address and telephone numbers set forth on the back cover of this Statement. The Information and Exchange Agent will also assist with the mailing of this Statement and related materials to Holders, respond to inquiries of and provide information to Holders in connection with the Exchange Offer and Consent Solicitation, and provide other similar advisory services as the Company may request from time to time.
          Subject to the terms and conditions set forth in the agreement between the Company and the Information and Exchange Agent, the Company has agreed to pay the Information and Exchange Agent customary fees for its services in connection with the Exchange Offer and Consent Solicitation. The Company has also agreed to reimburse the Information and Exchange Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.

Fees and Expenses
          As stated above, the Company will pay the Information and Exchange Agent reasonable and customary fees for its services (and will reimburse it for its reasonable out-of-pocket expenses in connection therewith), and will pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses incurred in connection with forwarding copies of this Statement and related documents to the beneficial owners of the Old Notes and in handling or forwarding consents for payment. In addition, the Company will indemnify the Information and Exchange Agent against certain liabilities in connection with its services, including liabilities under the federal securities laws.
Miscellaneous
          Other than with respect to the Information and Exchange Agent, none of the Company or any of its affiliates has engaged, or made any arrangements for, and authorized any person to provide any information or to make any representations in connection with the Exchange Offer and Consent Solicitation, other than those expressly set forth in this Statement, and, if so provided or made, such other information or representations must not be relied upon as having been authorized by the Company, or any of its affiliates. The delivery of this Statement shall not, under any circumstances, create any implication that the information set forth herein is correct as of any time subsequent to the date hereof.

DESCRIPTION OF THE NEW NOTES
          In this Description of the New Notes, the word “Company” refers only to Vitro, S.A.B. de C.V. (a sociedad anónima bursátil de capital variable incorporated under the laws of Mexico), and any successor obligor on the notes, and not to any of its subsidiaries. All references to “$” or “dollars” are to United States of America dollars. You can find the definitions of certain terms used in this description under the subheading “—Certain Definitions.”
          The Company will issue $850.0 million in aggregate principal amount of new notes (the “New 2019 Notes”) and $100.0 million plus the Issue Date Adjustment in aggregate principal amount of newly issued mandatory convertible debentures (the “New MCDs” and, together with the New 2019 Notes, the “New Notes”), which will mandatorily convert into 15.0% of our equity if not paid in full at maturity, each under an indenture governing the respective series (the “New 2019 Notes Indenture” and the “New MCD Indenture”, collectively, the “New Indentures”), among the Company, the Guarantors (as defined herein), and The Bank of New York Mellon as trustee (the “Trustee”). The New Notes will be issued on the Issue Date to the holders of the Restructured Debt on a pro rata basis, based on the principal amount of Restructured Debt held by each holder relative to the aggregate principal amount of all the Restructured Debt. The New Notes will be distributed through an exchange agent that will be a financial institution or bank in the U.S. The terms of the New Notes include those stated in the New Indentures and those made part of the New Indentures by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
          The Company will issue the New Notes in replacement of the Restructured Debt pursuant to the Concurso Plan. The delivery of the New Notes is subject to the approval and consummation of the Concurso Plan. See “The Restructuring and the Concurso Plan.”
          Regardless of the Issue Date and date of delivery of the New Notes pursuant to the Concurso Plan, the maturity date, amortization provisions and other relevant terms and conditions of the New Notes will be based on a value date of January 1, 2011 (the “Value Date”). On the Issue Date of the New Notes, the Company will (1) pay holders the Restructuring Fee, (2) include all Excess Cash Flow accumulated from the Value Date in the first cash sweep following the Issue Date and otherwise make prepayments or repurchases of the New Notes pursuant to the terms described under “—Excess Cash Sweep” and (3) use any proceeds from Asset Sales and equity issuances (if any) that otherwise would be required to be used for prepayments or repurchases pursuant to the terms described under “New 2019 Notes—Optional Redemption,” “New MCDs—Optional Redemption” and “Provisions Applicable to All of the New Notes—Mandatory Redemption.”
          The issuance of the New Notes under the Concurso Plan will be exempt from registration under the Securities Act of 1933, as amended, and applicable state and local laws requiring registration of securities.
          The following description is a summary of the material provisions of the New Indentures. Because this is a summary, it may not contain all the information that is important to you. You are urged to read the New Indentures in their entirety. Copies of the proposed form of the New Indentures will be available upon request. Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the New Indentures.
I. NEW 2019 NOTES
Basic Terms of the New 2019 Notes
          The New 2019 Notes:
•	will be general unsecured obligations of the Company;

•	will be pari passu in right of payment to all senior unsecured Debt of the Company;

•	will be effectively junior in right of payment to any secured Debt of the Company to the extent of the assets securing such Debt;

•	will be senior in right of payment to any future subordinated Debt of the Company; and

•	will be unconditionally guaranteed by the Guarantors.
Principal, Maturity and Interest
          The Company will issue $850.0 million in aggregate principal amount of the New 2019 Notes under the Concurso Plan. The Company will issue the New 2019 Notes in denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof. The New 2019 Notes will mature eight years after the Value Date.
          Interest
          Interest on the New 2019 Notes will accrue at a fixed interest rate, payable semiannually commencing with the first six-month scheduled interest payment date immediately following the Issue Date, in accordance with the following grid:

Year	Total Interest Rate	Per Annum Cash Rate	Per Annum PIK Rate
Year 1 (from Jan. 1, 2011 to Dec. 31, 2011)	8.0%	8.0% (or 4.0% if PIK Option is elected)	4.0% (if elected)
Year 2 (from Jan. 1, 2012 to Dec. 31, 2012)	8.0%	8.0% (or 4.0% if PIK Option is elected)	4.0% (if elected)
Year 3 (from Jan. 1, 2013 to Dec. 31, 2013)	8.0%	8.0% (or 4.0% if PIK Option is elected)	4.0% (if elected)
Year 4 (from Jan. 1, 2014 to Dec. 31, 2014)	8.0%	8.0%	None
Year 5 (from Jan. 1, 2015 to Dec. 31, 2015)	8.0%	8.0%	None
Year 6 (from Jan. 1, 2016 to Dec. 31, 2016)	8.0%	8.0%	None
Year 7 (from Jan. 1, 2017 to Dec. 31, 2017)	8.0%	8.0%	None
Year 8 (from Jan. 1, 2018 to Dec. 31, 2018)	8.0%	8.0%	None
          Interest that is elected to be paid in kind will be added to the outstanding principal amount (the “Additional PIK Principal”) of the New 2019 Notes, and will be considered principal for all purposes, and without limiting the foregoing, the Additional PIK Principal of the New 2019 Notes will bear interest at the rate then applicable to the New 2019 Notes, beginning on the date such interest is paid in kind and added to the principal amount thereof. The Company may only elect to pay interest in kind (up to half of the applicable interest payment) (the “PIK Option”) if (i) based on the most recently available consolidated balance sheet of the Company, Unrestricted Cash (as defined below) would be less than $95.0 million after giving effect to the payment of half of the relevant scheduled interest payment that the Company wishes to pay in kind through the exercise of the PIK Option, (ii) no Default or Event of Default has occurred and is continuing, and (iii) all New Notes that have been repurchased through Market Purchases prior to the interest period in respect of which the Company wishes to exercise the PIK Option have been canceled.
          The Company must elect the form of interest payment with respect to each interest period in the first three years after the Value Date by delivering a notice to the trustee 30 days prior to the relevant interest payment date. The trustee shall promptly deliver a corresponding notice to the holders. In the absence of such an election for any such interest period, interest on the New 2019 Notes shall be payable in entirely in cash. After year three (following the Value Date), the Company will make all interest payments on the New 2019 Notes entirely in cash. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any Market Purchases or any redemption of New 2019 Notes as described under “—Optional Redemption”, under “Provisions Applicable to All of the New Notes—Excess Cash Sweep” or pursuant to any other covenant in the New Indentures shall be made solely in cash.
          In the event that the Company elects to exercise the PIK Option with respect to any interest period as described above, the Company will not be permitted to repurchase any New Notes through Market Purchases during such interest period or during the immediately following interest period. Any required prepayment of the New Notes during such interest periods pursuant to the covenant described under “Provisions Applicable to All of the New Notes—Excess Cash Sweep” or pursuant to any other covenant in the New Indentures shall be made solely through redemptions of the New Notes (at par).
          Interest on the New 2019 Notes will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.
          Interest on overdue principal and interest (including Additional Amounts, if any) will accrue at a rate that is 2.0% higher than the then applicable interest rate on the New 2019 Notes. The Company will make each interest payment to the holders of record on the 15th day immediately preceding the applicable interest payment date. If the due date for payment of any amount in respect of principal or interest on any of the New 2019 Notes is not a Business Day, the holder thereof shall not be entitled to payment of the amount due until the next succeeding Business Day and shall not be entitled to any further interest or other payment as a result of any such delay.
          Principal
          The New 2019 Notes will provide that principal will be due and payable in semiannual installments to the registered holder of the New 2019 Notes on the regular record date immediately preceding each semiannual installment, based upon the following schedule:
          Year 1: None
          Year 2: None
          Year 3: None
          Year 4: None
          Year 5: June 30, 2015: $12,500,000
                       December 31, 2015: $12,500,000
          Year 6: June 30, 2016: $12,500,000

                       December 31, 2016: $12,500,000
          Year 7: June 30, 2017: $12,500,000
                       December 31, 2017: $12,500,000
          Year 8: Balance at maturity.
          There are no amortization provisions for the New MCDs.
Optional Redemption
          The Company may redeem the New 2019 Notes at its option, at any time in whole or from time to time in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address. The optional redemption may only be paid out of (1) Excess Cash Flow, in accordance with the covenant described under “Provisions Applicable to All of the New Notes—Excess Cash Sweep”, or (2) the proceeds of, or in exchange for (a) Permitted Refinancing Debt, (b) an offering of Equity Interests of the Company (other than the issuance of Equity Interests upon conversion of the New MCDs), or (c) an Asset Sale, in accordance with the covenant described under “—Certain Covenants—Limitation on Asset Sales.” To redeem the New 2019 Notes the Company must pay a redemption price equal to:
     (a) 100% of the principal amount of the New 2019 Notes to be redeemed; plus
     (b) accrued and unpaid interest (including any Additional Amounts), if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
          If fewer than all of the New 2019 Notes are being redeemed, the trustee will select the New 2019 Notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in denominations of $1,000 principal amount and multiples thereof. Upon surrender of any New 2019 Note redeemed in part, the holder will receive a New 2019 Note equal in principal amount to the unredeemed portion of the surrendered New 2019 Note. Once notice of redemption is sent to the holders, New 2019 Notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, New 2019 Notes redeemed will cease to accrue interest. Any redeemed New 2019 Notes will be promptly canceled.
Mandatory Redemption
          The mandatory redemption provisions with respect to the New 2019 Notes are described under “Provisions Applicable to All of the New Notes—Mandatory Redemption” below.
Excess Cash Sweep
          The excess cash sweep with respect to the New 2019 Notes is described under “Provisions Applicable to All of the New Notes—Excess Cash Sweep” below.
Ranking
          Structural Subordination. Substantially all the operations of the Company are conducted through its subsidiaries. Claims of creditors of non-guarantor subsidiaries, including trade creditors, secured creditors and creditors holding debt and guarantees issued by those subsidiaries, and claims of preferred and minority stockholders (if any) of those subsidiaries generally will have priority with respect to the assets and earnings of those subsidiaries over the claims of creditors of the Company, including holders of the New 2019 Notes. The New 2019 Notes and each Note Guaranty therefore will be effectively subordinated to creditors (including trade creditors)

and preferred and minority stockholders (if any) of subsidiaries of the Company (other than the Guarantors). As of June 30, 2010, third party total liabilities of the Company’s subsidiaries (other than the Guarantors) would have been approximately $84.0 million, including trade payables. Although the New 2019 Notes Indenture limits the incurrence of Debt and Disqualified or Preferred Stock of Restricted Subsidiaries, the limitation is subject to a number of significant exceptions. Moreover, the New 2019 Notes Indenture does not impose any limitation on the incurrence by Restricted Subsidiaries of liabilities that are not considered Debt or Disqualified or Preferred Stock under the New 2019 Notes Indenture. See “—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock.”
Pari Passu Status
          The New Notes will constitute direct, unconditional and unsubordinated obligations of the Company ranking at all times pari passu in priority of payment, in right of security and in all other respects among themselves and with all other unsecured and unsubordinated Debt of the Company now or hereafter outstanding, except to the extent that such other Debt may be preferred by mandatory provisions of applicable law.
Guaranties
          The obligations of the Company pursuant to the New 2019 Notes, including any repurchase obligation resulting from a Change of Control and any mandatory prepayment obligations under the New 2019 Notes Indenture, will be unconditionally guaranteed, jointly and severally, on an unsecured basis, by the Guarantors. The New MCDs will not be guaranteed. Each Guarantor will provide a guarantee of the New 2019 Notes on the Issue Date. If after the Issue Date the Company or any of its Restricted Subsidiaries acquires or creates a Subsidiary that is a Restricted Subsidiary after giving effect to such transaction (other than (i) a Finance Subsidiary or (ii) a Project Finance Entity), the new Restricted Subsidiary must provide a guaranty of the New 2019 Notes on terms no less favorable to the holders of the New 2019 Notes than the terms of the guarantees provided by the Guarantors on the Issue Date. If after the Issue Date the Company or any of its Restricted Subsidiaries acquires, creates, participates in or otherwise contributes any assets to a Strategic Joint Venture that does not become a Guarantor, the Company or such Restricted Subsidiary will pledge, concurrently with the acquisition or creation of, or participation in, such Strategic Joint Venture, all of its ownership interest in the Strategic Joint Venture as collateral for the Company’s obligations under the New 2019 Notes, in accordance with the terms of the New 2019 Notes Indenture.
          In compliance with Swiss law the aggregate amount payable by each Swiss Subsidiary Guarantor will be limited for each such Swiss Subsidiary Guarantor to an amount equal to the maximum amount of the freely distributable retained earnings of such Swiss Subsidiary Guarantor as of such time. There may be other limitations on the guarantees of our other non-Mexican Guarantors required under applicable local laws. See “Risk Factors—Risk Factors Relating to the Notes—The guarantees of our non-Mexican Subsidiary Guarantors may be held to be unenforceable under fraudulent conveyance laws or limited by other applicable laws.”
          The Note Guaranty of a Guarantor with respect to the New 2019 Notes will terminate upon:
     (1) a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (other than to the Company or a Restricted Subsidiary) permitted by the New 2019 Notes Indenture,
     (2) the designation in accordance with the New 2019 Notes Indenture of the Guarantor as an Unrestricted Subsidiary,
     (3) the pledge of Capital Stock of any new Strategic Joint Venture involving such Guarantor created by the Company, provided that (i) such Strategic Joint Venture is engaged in a Permitted Business and (ii) such pledge is validly granted concurrently with the acquisition or creation of, or participation in, such Strategic Joint Venture and otherwise in accordance with the terms of the New 2019 Notes Indenture, or
     (4) defeasance or discharge of the New 2019 Notes, as provided below under the caption “—Defeasance and Discharge.”

Certain Covenants
          The New 2019 Notes Indenture will contain covenants including, among others, the following:
          Limitation on Debt and Disqualified or Preferred Stock. (a) The Company:
     (1) will not, and will not permit any of its Restricted Subsidiaries to, Incur any Debt; and
     (2) will not, and will not permit any Restricted Subsidiary to, Incur any Disqualified Stock, and will not permit any of its Restricted Subsidiaries to Incur any Preferred Stock (other than Disqualified or Preferred Stock of Restricted Subsidiaries held by the Company or a Substantially Wholly Owned Restricted Subsidiary, so long as it is so held);
provided that the Company or any Restricted Subsidiary may Incur Debt and the Company or any Restricted Subsidiary may Incur Disqualified Stock and the Company or any Restricted Subsidiary may Incur Preferred Stock if, on the date of the Incurrence, after giving effect to the Incurrence and the receipt and application of the proceeds therefrom, the Leverage Ratio is not greater than 3.0 to 1.0; provided further that any Debt Incurred, or reclassified as Debt Incurred, pursuant to this sentence (“Ratio Debt”) shall at all times represent unsecured obligations of the Company or the relevant Restricted Subsidiary and shall not rank senior in right of payment to the New 2019 Notes and New MCDs.
          (b) Notwithstanding the foregoing, the Company and, to the extent provided below, any Restricted Subsidiary may Incur the following Debt (“Permitted Debt”):
     (1) Any of the following types of Debt of the Company or any Guarantor that do not, in the aggregate, exceed $100.0 million at any time outstanding, less any amount of such Debt permanently repaid (i) as provided by the covenant described under the caption “—Certain Covenants—Limitation on Asset Sales” or (ii) pursuant to clause (g) of the definition of “Excess Cash Flow”:
          (A) Debt Incurred for working capital needs of the Company and its Restricted Subsidiaries in the ordinary course of business;
          (B) Debt Incurred to fund Permitted Capital Expenditures;
          (C) Debt Incurred for the purpose of making interest payments on Debt permitted by this covenant;
          (D) either (x) Project Finance Guarantees Incurred in accordance with the covenant described under the caption “—Certain Covenants—Limitation on Transactions with Project Finance Subsidiaries” or (y) Debt Incurred to fund a Project Finance Investment; or
          (E) Debt of the Company or any Restricted Subsidiary Incurred on or after the Issue Date not otherwise permitted by this covenant;
provided that if the Leverage Ratio on any date shall be equal to or less than 3.0 to 1.0 (a “Leverage Compliance Date”), the reduction of such $100.0 million by any permanent repayments of the Debt set forth in clauses (A) through (E) above prior to such Leverage Compliance Date shall be reversed,

     (2) Debt Incurred in connection with a Permitted Receivables Financing, the net proceeds of which are used to fund the working capital needs of the Company and its Restricted Subsidiaries in the ordinary course of business;
     (3) Purchase Money Debt of the Company or any Restricted Subsidiary, not to exceed $25.0 million at any time outstanding, less any amount of such Debt permanently repaid (i) as provided by the covenant described under the caption “—Certain Covenants—Limitation on Asset Sales” or (ii) pursuant to clause (g) of the definition of “Excess Cash Flow”; provided that if a Leverage Compliance Date occurs, the reduction of such $25.0 million by any permanent repayments of such Purchase Money Debt prior to such Leverage Compliance Date shall be reversed,
     (4) Debt of the Company or any Restricted Subsidiary outstanding on the Issue Date (“Existing Debt”) and listed on a schedule to the Indenture for the New 2019 Notes;
     (5) Debt of the Company or any Restricted Subsidiary of the Company so long as such Debt continues to be owed to the Company or a Restricted Subsidiary (“Intercompany Debt”), provided that (i) if the obligor is the Company or a Guarantor, such Debt is subordinated in right of payment to the New 2019 Notes in accordance with the covenant described under the caption “—Certain Covenants—Limitation on Intercompany Debt,” (ii) in the event that at any time any such Debt ceases to be held by the Company or a Restricted Subsidiary, such Debt shall be deemed Incurred and not permitted by this clause (5) at the time such event occurs, and (iii) such Debt is otherwise Incurred in accordance with the terms of the covenant described under the caption “—Certain Covenants—Limitation on Intercompany Debt”;
     (6) Debt of the Company and the Guarantors not to exceed in aggregate the sum of $850.0 million and any interest thereon paid in kind in accordance with the Company’s exercise of the PIK Option as permitted under “—Principal, Maturity and Interest—Interest”, in each case in respect of the New 2019 Notes and Note Guaranties issued on the Issue Date (and any additional Note Guaranties issued after the Issued Date) pursuant to the New 2019 Notes;
     (7) Debt (“Permitted Refinancing Debt”) constituting an extension or renewal of, replacement of, or substitution for, or issued in exchange for, or the net proceeds of which are used to repay, redeem, repurchase, refinance or refund, including by way of defeasance (all of the above, for purposes of this clause, “refinance”) (i) Debt permitted pursuant to this covenant or (ii) the New MCDs issued on the Issue Date (and any accrued interest thereon), in an amount not to exceed the outstanding principal amount of the Debt or New MCDs so refinanced (less, in the case of the New MCDs, the applicable MCD Prepayment Discount), plus premiums, fees and expenses; provided that, in the case of the New MCDs and Debt other than Existing Debt:
     (A) in case the Debt to be refinanced is subordinated in right of payment to the New 2019 Notes, the new Debt, by its terms or by the terms of any agreement or instrument pursuant to which it is outstanding, is expressly made subordinate in right of payment to the New 2019 Notes at least to the extent that the Debt to be refinanced is subordinated to the New 2019 Notes,
     (B) the new Debt does not (i) have a Stated Maturity prior to the Stated Maturity of the Debt to be refinanced, and the Average Life of the new Debt is equal or greater than the remaining Average Life of the Debt to be refinanced, and (ii) rank senior in right of payment to the Debt to be refinanced,
     (C) in no event may Debt of the Company or any Guarantor be refinanced pursuant to this clause by means of any Debt of any Restricted Subsidiary that is not a Guarantor,
     (D) in the event that the Debt being refinanced is the New 2019 Notes or the Permitted Refinancing Debt is being Incurred to refinance the New MCDs, the new Debt is made pari passu or subordinated to the New Notes or New MCDs, as applicable, and the proceeds from the Incurrence of any such new Debt are used exclusively to prepay the New 2019 Notes and/or New MCDs (as the case may be) within 30 days of the Incurrence of such new Debt,

     (E) in the event that the Debt being refinanced is Project Finance Indebtedness, such Permitted Refinancing Debt is (i) also Project Finance Indebtedness and is (ii) recourse to no cash flow, revenues, assets, capital stock or other interests other than the same aggregate cash flow or net cash flow (or the revenues or any portion thereof) or assets of, or capital stock or other interests in the relevant Project Finance Entity that were pledged in connection with the Incurrence of the Project Finance Indebtedness being Refinanced, and
     (F) Debt Incurred pursuant to clauses (5), (8), (9) and (12) may not be refinanced pursuant to this clause;
     (8) Hedging Agreements of the Company or any Restricted Subsidiary entered into in the ordinary course of business for the purpose of limiting risks associated with the business of the Company and its Restricted Subsidiaries and not for speculation in accordance with the covenant described under the caption “—Certain Covenants—Limitation on Hedging Agreements”;
     (9) Debt of the Company or any Restricted Subsidiary with respect to letters of credit and bankers’ acceptances issued in the ordinary course of business and not supporting Debt, including letters of credit supporting performance, surety or appeal bonds or indemnification, adjustment of purchase price or similar obligations;
     (10) Acquired Debt, provided that after giving effect to the Incurrence thereof, the Leverage Ratio is not greater than the Leverage Ratio immediately prior to such Incurrence;
     (11) Project Finance Indebtedness Incurred by a Project Finance Entity;
     (12) Attributable Debt Incurred in connection with a Sale and Leaseback Transaction involving the sale and lease of the headquarters of the Company, located in San Pedro Garza García, 66265 Nuevo León, Mexico; and
     (13) Debt of the Company or any Guarantor consisting of Guarantees of Debt of the Company or any Restricted Subsidiary Incurred under any other clause of this covenant.
          For purposes of determining compliance with the “Limitation on Debt and Disqualified or Preferred Stock” covenant described above, (A) in the event that an item of Debt meets the criteria of more than one of the types of Debt described above, the Company, in its sole discretion, shall classify such item of Debt and only be required to include the amount and type of such Debt in one of such clauses, although the Company may divide and classify an item of Debt in one or more of the types of Debt and may later re-divide or reclassify all or a portion of such item of Debt in any manner that complies with the “Limitation on Debt and Disqualified or Preferred Stock” covenant described above and (B) the amount of Debt issued at a price that is less than the principal amount thereof shall be equal to the amount of the liability in respect thereof determined in conformity with Mexican GAAP.
          Limitation on Strategic Joint Ventures
          The Company will not, and will not cause or permit any of its Restricted Subsidiaries to:
          (a) create, acquire, participate in or otherwise contribute any assets to any Strategic Joint Venture, unless:
     (1) such Strategic Joint Venture is engaged in a Permitted Business,
     (2) after giving effect to the Proportional Debt of such Strategic Joint Venture as if it had been Incurred by the Company or such Restricted Subsidiary and the Proportional EBITDA of such Strategic Joint Venture as if it had been earned by the Company or such Restricted Subsidiary, the Leverage Ratio is not greater than the Leverage Ratio immediately prior to such Incurrence,

     (3) concurrently with the creation or acquisition of, or participation in, such Strategic Joint Venture, either (a) the Strategic Joint Venture provides a Note Guaranty on terms no less favorable to the holders of the New 2019 Notes than the terms of the guarantees provided by the Guarantors on the Issue Date or (b) the Company and/or the relevant Restricted Subsidiary (or Restricted Subsidiaries) pledge all of their ownership interests in the Strategic Joint Venture as collateral for the Company’s obligations under the New 2019 Notes, in accordance with the terms of the New 2019 Notes Indenture, and
     (4) the Company promptly delivers a notice to the Trustee, certified by the Chief Financial Officer of the Company, (x) listing all of the Debt and EBITDA of such Strategic Joint Venture at the time such Strategic Joint Venture was created or acquired by the Company or such Restricted Subsidiary and (y) certifying that the creation or acquisition of, or participation in, such Strategic Joint Venture was consummated in accordance with the terms of this covenant;
          and
          (b) cause or permit any Strategic Joint Venture to Incur any Debt unless, after giving effect to the Incurrence of the Proportional Debt of such Strategic Joint Venture as if it had been Incurred by the Company or such Restricted Subsidiary on the date it was Incurred by such Strategic Joint Venture and the Proportional EBITDA of such Strategic Joint Venture as if it had been earned by the Company or such Restricted Subsidiary, the Leverage Ratio is not greater than the Leverage Ratio immediately prior to such Incurrence.
          Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly (the payments and other actions described in the following clauses being collectively “Restricted Payments”):
•	declare or pay any dividend or make any distribution on its Equity Interests (other than on the New MCDs pursuant to the terms of the New MCDs Indenture) held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries (other than (x) dividends or distributions paid solely in the Company’s Qualified Equity Interests or (y) dividends or distributions by a Restricted Subsidiary on shares of its Common Stock that are paid pro rata to all holders of such Common Stock or, if such Restricted Subsidiary has more than one class of Capital Stock, any dividend or distribution by such Restricted Subsidiary on all shares of its Capital Stock that is paid pro rata to all holders of such Capital Stock in proportion to such holders’ equity interest in such Restricted Subsidiary);

•	purchase, redeem, retire or otherwise acquire for value any Equity Interests of the Company (other than the New MCDs repurchased or redeemed pursuant to the terms of the New Indentures) held by Persons other than the Company or any of its Wholly Owned Restricted Subsidiaries;

•	repay, redeem, repurchase, defease, retire or otherwise acquire for value, or make any payment on or with respect to, any Subordinated Debt (other than for value payable solely in Subordinated Debt that constitutes Permitted Refinancing Debt or in shares of Capital Stock of the Company (other than Disqualified Stock or Preferred Stock)) except a payment of interest or principal at Stated Maturity and except as contemplated by the covenant described under the caption “—Certain Covenants—Limitation on Asset Sales”; or

•	make any Investment other than a Permitted Investment;
unless, at the time of, and after giving effect to, the proposed Restricted Payment:
     (1) no Default has occurred and is continuing,
     (2) the Company has not exercised its PIK Option for the interest period in which such proposed Restricted Payment would be made,

     (3) the Leverage Ratio is not greater than 3.1 to 1.0, and
     (4) the aggregate amount expended for all Restricted Payments made on or after the Issue Date would not, subject to paragraph (c), exceed the sum of:
     (A) 50% of the aggregate amount of the Consolidated Net Income (or, if the Consolidated Net Income is a loss, minus 100% of the amount of the loss) accrued on a cumulative basis during the period, taken as one accounting period, beginning on the date of issuance of the New 2019 Notes and ending on the last day of the Company’s most recently completed fiscal quarter for which internal consolidated financial statements are available, plus
     (B) subject to paragraph (c), the aggregate net cash proceeds received by the Company (other than from a Subsidiary) after the Issue Date from
     (x) the issuance and sale of its Qualified Equity Interests, including by way of issuance of its Disqualified Equity Interests or Debt to the extent since converted into Qualified Equity Interests of the Company or
     (y) a contribution by a Person other than a Restricted Subsidiary to the equity capital of the Company not representing an interest in Disqualified Stock including the New MCDs if converted; plus
     (C) the cash return, after the Issue Date, on any other Investment made after the Issue Date pursuant to this paragraph (a), as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of such Investment so made; plus
     (D) to the extent not included in clause (A) above, an amount equal to the net reduction in Investments in Unrestricted Subsidiaries resulting from payments of interest on Debt, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary from Unrestricted Subsidiaries, or from any revocation of the designation of an Unrestricted Subsidiary (valued in each case as provided in the definition of “Investments”), not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company and any Restricted Subsidiary in such Unrestricted Subsidiary included as a Restricted Payment pursuant to this clause (4).
provided that any Restricted Payments permitted to be made pursuant to this clause (a) may only be made out of any available funds (to the extent not already used) in the Company ECF Account.
          (b) The foregoing will not prohibit:
     (1) the payment of any dividend within 90 days after the date of declaration thereof if, at the date of declaration, such payment would comply with paragraph (a) and such dividend is made out of any available funds (to the extent not already used) in the Company ECF Account;
     (2) dividends or distributions by a Restricted Subsidiary payable, on a pro rata basis or on a basis more favorable to the Company, to all holders of any class of Capital Stock of such Restricted Subsidiary a majority of which is held, directly or indirectly through Restricted Subsidiaries, by the Company;
     (3) the repayment, redemption, repurchase, defeasance or other acquisition or retirement for value of Subordinated Debt with the proceeds of, or in exchange for, Permitted Refinancing Debt;
     (4) the purchase, redemption or other acquisition or retirement for value of Equity Interests of the Company or any Restricted Subsidiary in exchange for, or out of the proceeds of a substantially concurrent offering of, Qualified Equity Interests of the Company or any Restricted Subsidiary or of a cash contribution to the common equity of the Company;
     (5) the repayment, redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Debt of the Company in exchange for, or out of the proceeds of, a substantially concurrent offering of, Qualified Equity Interests of the Company; and
     (6) any Investment made in exchange for, or out of the net cash proceeds of, a substantially concurrent offering of Qualified Equity Interests of the Company;
provided that, in each case above no Default has occurred and is continuing or would occur as a result thereof.
          (c) Proceeds of the issuance of Qualified Equity Interests will be included under clause (3) of paragraph (a) only to the extent they are not applied as described in clause (4), (5) or (6) of paragraph (b). Restricted Payments permitted pursuant to clause (2), (3), (4), (5) or (6) of paragraph (b) will not be included in making the calculations under clause (3) of paragraph (a).
          Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur or permit to exist any Lien of any nature whatsoever on any of its properties or assets, whether owned at the Issue Date or thereafter acquired, other than Permitted Liens, without effectively providing that the New 2019 Notes are secured equally and ratably with (or, if the obligation to be secured by the Lien is subordinated in right of payment to the New 2019 Notes or any Note Guaranty, prior to) the obligations so secured for so long as such obligations are so secured.
          Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. (a) Except as provided in paragraph (b), the Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to
     (1) pay dividends or make any other distributions on any Equity Interests of the Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,
     (2) pay any Debt or other obligation owed to the Company or any other Restricted Subsidiary,
     (3) make loans or advances to the Company or any other Restricted Subsidiary, or
     (4) transfer any of its property or assets to the Company or any other Restricted Subsidiary.
          (b) The provisions of paragraph (a) do not apply to any encumbrances or restrictions:
     (1) existing on the Issue Date in the New 2019 Indenture or any other agreements in effect on the Issue Date, and any extensions, renewals, replacements or refinancings of any of the foregoing; provided that the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the holders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;
     (2) existing under or by reason of applicable law;
     (3) existing:
     (A) with respect to any Person, or to the property or assets of any Person, at the time the Person is acquired by the Company or any Restricted Subsidiary, or

     (B) with respect to any Unrestricted Subsidiary at the time it is designated or is deemed to become a Restricted Subsidiary, which encumbrances or restrictions (i) are not applicable to any other Person or the property or assets of any other Person and (ii) were not put in place in anticipation of such event and any extensions, renewals, replacements or refinancings of any of the foregoing, provided the encumbrances and restrictions in the extension, renewal, replacement or refinancing are, taken as a whole, no less favorable in any material respect to the holders than the encumbrances or restrictions being extended, renewed, replaced or refinanced;
     (4) of the type described in clause (a)(4) arising or agreed to in the ordinary course of business (i) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease or license, (ii) by virtue of any Lien on, or agreement to transfer, option or similar right with respect to any property or assets of, the Company or any Restricted Subsidiary or (iii) not relating to any Debt;
     (5) with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, the Restricted Subsidiary that is permitted by the covenant described under the caption “—Certain Covenants—Limitation on Asset Sales”;
     (6) customary restrictions with respect to a Finance Subsidiary, pursuant to the terms of the related Permitted Receivables Financing by the Finance Subsidiary;
     (7) contained in the terms governing any Debt if the encumbrances or restrictions are (i) ordinary and customary for a financing of that type and (ii) are not materially more restrictive than encumbrances or restrictions in effect on the Issue Date;
     (8) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;
     (9) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;
     (10) contained in agreements relating to the distribution of dividends by the Company or any Subsidiary and the Person owning any Equity Interest in any Restricted Subsidiary that is not a Wholly Owned Subsidiary; or
     (11) required pursuant to the New 2019 Indenture.
          Guaranties by Restricted Subsidiaries. If after the Issue Date the Company or any of its Restricted Subsidiaries acquires or creates a Subsidiary that is a Restricted Subsidiary after giving effect to such transaction (other than (i) a Finance Subsidiary or (ii) a Project Finance Entity subject to the following sentence), the Company must cause the new Restricted Subsidiary to provide a Note Guaranty. If after the Issue Date the Company or any of its Restricted Subsidiaries acquires, creates, participates in or otherwise contributes any asset to a Strategic Joint Venture that does not become a Guarantor, the Company or the relevant Restricted Subsidiary will, concurrently with the creation or acquisition of, or participation in, such Strategic Joint Venture, pledge its ownership interest in the Strategic Joint Venture as collateral for the Company’s obligations under the New 2019 Notes, in accordance with the terms of the Indenture.
          Repurchase of the New Notes upon a Change of Control. Not later than 30 days following a Change of Control, the Company will make an Offer to Purchase all outstanding New Notes at a purchase price equal to 101% of the principal amount (less, in the case of the New MCDs, the applicable MCD Prepayment Discount) plus accrued interest to the date of purchase.

          An “Offer to Purchase” must be made by written offer, which will specify the principal amount of the New Notes subject to the offer and the purchase price. The offer must specify an expiration date (the “expiration date”) not less than 30 days or more than 60 days after the date of the offer and a settlement date for purchase (the “purchase date”) not more than five Business Days after the expiration date. The offer must include information concerning the business of the Company and its Subsidiaries which the Company in good faith believes will enable the holders to make an informed decision with respect to the Offer to Purchase. The offer will also contain instructions and materials necessary to enable holders to tender the New Notes pursuant to the offer.
          A holder may tender all or any portion of its New Notes pursuant to an Offer to Purchase, subject to the requirement that any portion of a New Note tendered must be in a multiple of $1,000 principal amount. Holders shall be entitled to withdraw New Notes tendered up to the close of business on the expiration date. On the purchase date the purchase price will become due and payable on each New Note accepted for purchase pursuant to the Offer to Purchase, and interest on New Notes purchased will cease to accrue on and after the purchase date.
          The Company shall comply with Rule 14e-1 under the Exchange Act and all other applicable laws in making any Offer to Purchase, and the above procedures will be deemed modified as necessary to permit such compliance.
          The Company has agreed in the Indenture that it will timely repay Debt or obtain consents as necessary under, or terminate, agreements or instruments that would otherwise prohibit an Offer to Purchase required to be made pursuant to the Indentures.
          Future debt of the Company may prohibit the Company from purchasing New Notes in the event of a Change of Control, may provide that a Change of Control is a default or may require repurchase of such debt upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to purchase the New Notes could cause a default under other debt, even if the Change of Control itself does not, due to the financial effect of the purchase on the Company.
          Finally, the Company’s ability to pay cash to the holders following the occurrence of a Change of Control may be limited by the Company’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make the required purchase of the New Notes. See “Risk Factors—Risk Factors Relating to the Notes—We may not have the ability to raise the funds necessary to finance the Change of Control offer required by the New Indentures Governing the New Notes.”
          The phrase “all or substantially all,” as used with respect to the assets of the Company in the definition of “Change of Control,” is subject to interpretation under applicable state law, and its applicability in a given instance would depend upon the facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or transfer of “all or substantially all” the assets of the Company has occurred in a particular instance, in which case a holder’s ability to obtain the benefit of these provisions could be unclear.
          Except as described above with respect to a Change of Control, the New Indentures do not contain provisions that permit the holder of the New Notes to require that the Company purchase or redeem the New Notes in the event of a takeover, recapitalization or similar transaction.
          The provisions under the New Indentures relating to the Company’s obligation to make an offer to repurchase the New Notes as a result of a Change of Control may be waived or amended as described in “—Amendments and Waivers.”
          Limitation on Asset Sales. The Company will not, and will not permit any Restricted Subsidiary to, make any Asset Sale unless the following conditions are met:
     (1) The Asset Sale is for fair market value, as determined in good faith by either the Board of Directors or the finance committee (or its successor committee) of the Board of Directors.

     (2) At least 75% of the consideration consists of (i) cash or Cash Equivalents, (ii) property or assets (other than Capital Stock) to be owned by and used in the business of the Company or any Restricted Subsidiary of a nature or type used in a business similar or related to the business of the Company and its Restricted Subsidiaries on the date of such Asset Sale and/or (iii) Capital Stock in one or more Persons principally engaged in a Permitted Business which thereby become Restricted Subsidiaries.
     (A) For purposes of this clause (2), the assumption by the purchaser of Debt or other obligations (other than Subordinated Debt) of the Company or a Restricted Subsidiary pursuant to a customary novation agreement, and instruments or securities received from the purchaser that are promptly, but in any event within 30 days of the closing, converted by the Company to cash, to the extent of the cash actually so received, shall be considered cash received at closing.
     (B) When the proceeds of an Asset Sale are delivered in the form of Capital Stock of a Person, or if the assets subject to the Asset Sale consist of a portion of the Capital Stock of a Restricted Subsidiary and the (i) Capital Stock of such Person acquired or remaining held by the Company or any Restricted Subsidiary represents an interest in a Strategic Joint Venture and (ii) such Strategic Joint Venture cannot become or remain a Guarantor, the Company shall, concurrently with the creation or acquisition of, or participation in, such Strategic Joint Venture, pledge such Capital Stock of such Strategic Joint Venture as collateral for the Company’s obligations pursuant to the New 2019 Notes in accordance with the terms of the New 2019 Indenture.
     (3) Within 360 days after the receipt of any Net Cash Proceeds from an Asset Sale, the Net Cash Proceeds may be used:
     (A) to permanently repay (x) the New Notes or (y) Debt that is (i) not Subordinated Debt of the Company or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor and (ii) permitted pursuant to the covenant “—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” (and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than the Company or any Restricted Subsidiary; provided that if a Leverage Compliance Date occurs, the permanent reduction of any amount of Debt permitted to be incurred pursuant to such covenant prior to such Leverage Compliance Date shall be reversed, or
     (B) to acquire all or substantially all of the assets of a Permitted Business, to purchase Equity Interests in a Restricted Subsidiary from a third party, or to acquire a majority of the Voting Stock of another Person that thereupon becomes (i) a Restricted Subsidiary engaged in a Permitted Business or (ii) a Strategic Joint Venture, the Capital Stock of which is pledged as collateral for the New 2019 Notes in accordance with the terms of the 2019 Indenture, or to make Permitted Capital Expenditures or otherwise acquire long-term assets that are to be used in a Permitted Business.
     (4) The Net Cash Proceeds of an Asset Sale not applied pursuant to clause (3) within 360 days of the Asset Sale constitute “Excess Proceeds.” Excess Proceeds of less than $10.0 million will be carried forward and accumulated. When accumulated Excess Proceeds equals or exceeds $10.0 million, the Company must, within 30 days, either repurchase New Notes through Market Purchases or make an Offer to Purchase New Notes up to an aggregate amount equal to such accumulated Excess Proceeds.
     In the case of an Offer to Purchase New Notes, the purchase price for the New Notes will be (i) in the case of the New 2019 Notes, 100% of the principal amount and (ii) in the case of the New MCDs, 100% of the principal amount less the applicable MCD Prepayment Discount at the time of the Offer to Purchase, in each case plus accrued interest to the date of purchase. If the Offer to Purchase is for less than all of the outstanding New Notes, and the New Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase New Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only New 2019 Notes in multiples of $1,000 principal amount and New

MCDs in multiples of $10,000 will be purchased. Upon completion of the Offer to Purchase, Excess Proceeds will be reset at zero.
     Any New Notes repurchased through Market Purchases or otherwise redeemed must be immediately surrendered to the Trustee for cancellation.
          Limitation on Transactions with Shareholders and Affiliates. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction or arrangement including the purchase, sale, lease or exchange of property or assets, or the rendering of any service with (x) any holder, or any Affiliate of any holder, of 5% or more of any class of Voting Stock of the Company or (y) any Affiliate of the Company or any Restricted Subsidiary (a “Related Party Transaction”), except upon fair and reasonable terms that when taken as a whole are no less favorable to the Company or the Restricted Subsidiary than could be obtained at that time in a comparable arm’s-length transaction with a Person that is not an Affiliate of the Company.
          (b) After the Issue Date, any Related Party Transaction or series of Related Party Transactions with an aggregate value in excess of $5.0 million must first be approved by a majority of the Board of Directors who are disinterested in the subject matter of the transaction pursuant to a Board Resolution delivered to the trustee. Prior to entering into any Related Party Transaction or series of Related Party Transactions after the Issue Date with an aggregate value in excess of $10.0 million, the Company must in addition obtain and deliver to the trustee a favorable written opinion from an Independent Financial Advisor as to the fairness of the transaction to the Company and its Restricted Subsidiaries from a financial point of view.
          (c) The foregoing paragraphs do not apply to:
     (1) the payment of reasonable and customary regular fees to directors of the Company;
     (2) any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant described above;
     (3) transactions solely among or between Guarantors or solely among or between the Company and a Guarantor;
     (4) reasonable fees and compensation paid to, and any indemnity provided on behalf of, officers, directors, employees, consultants or agents of the Company or any Restricted Subsidiary as determined in good faith by the Board of Directors, including contributions to a pension trust for employees of the Company and its Restricted Subsidiaries and the acquisition in the open market, and contribution of, Capital Stock of the Company to a stock option trust for employees of the Company and its Restricted Subsidiaries;
     (5) transactions, including Related Party Transactions, undertaken pursuant to any contractual obligations or rights in existence on the Issue Date (as in effect on the Issue Date or as amended, modified or replaced from time to time so long as the amended, modified or new obligations or rights, taken as a whole, are no less favorable to the Company or any Restricted Subsidiary and any of their Subsidiaries than those in effect on the Issue Date);
     (6) transactions entered into as part of a financing effected by a Finance Subsidiary; and
     (7) loans and advances to officers, directors and employees of the Company or any Restricted Subsidiary for travel, entertainment, moving and other relocation expenses, in each case made in the ordinary course of business and in an aggregate principal amount at any time not exceeding $2.0 million.

           Limitation on Transactions with Project Finance Entities
          The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of any service, with any Project Finance Entity unless such transaction is upon terms that are no less favorable to the Company or its Restricted Subsidiary, as the case may be, than the Company or its Restricted Subsidiary would obtain in a comparable arm’s-length transaction with a Person who is not an Affiliate of the Company.
          The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, make any Investment in any Project Finance Entity (a “Project Finance Investment”) except to the extent that such Project Finance Investment is funded with (i) funds from the Company ECF Account available as of the date such Project Finance Investment is made or Incurred or (ii) Debt Incurred pursuant to clause (b)(1)(D) of the covenant described in the caption “ —Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock.”
          The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, issue any Project Finance Guaranty except as permitted by the terms of the covenant described in the caption “—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock.”
          Line of Business. The Company will not, and will not permit any of its Restricted Subsidiaries, to engage in any business other than a Permitted Business, except for immaterial operations incidental to acquired businesses.
          Designation of Restricted and Unrestricted Subsidiaries. (a) The Board of Directors may designate any Subsidiary, including a newly acquired or created Subsidiary, to be an Unrestricted Subsidiary if:
     (1) no Default or Event of Default shall have occurred and be continuing at the time of and after giving effect to such designation;
     (2) the Company could Incur at least $1.00 of Debt under the covenant described under the caption “—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock”;
     (3) (A) The Subsidiary does not own any Disqualified Stock of the Company or Disqualified or Preferred Stock of a Restricted Subsidiary or hold any Debt of, or any Lien on any property of, the Company or any Restricted Subsidiary, if such Disqualified or Preferred Stock or Debt could not be Incurred under the covenant described under the caption “—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” or such Lien would violate the covenant described under the caption “—Certain Covenants—Limitation on Liens”; and
     (B) the Subsidiary does not own any Voting Stock of a Restricted Subsidiary, and all of its Subsidiaries are Unrestricted Subsidiaries;
     (2) At the time of the designation, the designation would be permitted under the covenant described under the caption “—Limitation on Restricted Payments”;
     (3) To the extent the Debt of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by the Company or any Restricted Subsidiary is permitted under the covenants described under the captions “—Limitation on Debt and Disqualified or Preferred Stock” and “—Limitation on Restricted Payments”;
     (4) The Subsidiary is not party to any transaction or arrangement with the Company or any Restricted Subsidiary that would not be permitted under the covenant described under the caption “—Limitation on Transactions with Shareholders and Affiliates”; and
     (5) Neither the Company nor any Restricted Subsidiary has any obligation to subscribe for additional Equity Interests of the Subsidiary or to maintain or preserve its financial condition or cause it to achieve specified levels of operating results, except to the extent permitted by the covenants described under the captions “—Limitation on Debt and Disqualified and Preferred Stock” and “—Limitation on Restricted Payments.”
Once so designated the Subsidiary will remain an Unrestricted Subsidiary, subject to paragraph (b).
          (b) (1) A Subsidiary previously designated an Unrestricted Subsidiary which fails to meet the qualifications set forth in paragraph (a) will be deemed to become at that time a Restricted Subsidiary, subject to the consequences set forth in paragraph (d).
      (2) The Board of Directors may designate an Unrestricted Subsidiary to be a Restricted Subsidiary if the designation would not cause a Default.
          (c) Upon a Restricted Subsidiary becoming an Unrestricted Subsidiary,
     (1) all existing Investments of the Company and the Restricted Subsidiaries therein (valued at the Company’s proportional share of the fair market value of its assets less liabilities) will be deemed made at that time;
     (2) all existing Capital Stock or Debt of the Company or a Restricted Subsidiary held by it will be deemed Incurred at that time, and all Liens on property of the Company or a Restricted Subsidiary held by it will be deemed incurred at that time;
     (3) all existing transactions between it and the Company or any Restricted Subsidiary will be deemed entered into at that time;
     (4) it is released at that time from its Note Guaranty, if any; and
     (5) it will cease to be subject to the provisions of the New 2019 Notes Indenture, as a Restricted Subsidiary.
          (d) Upon an Unrestricted Subsidiary becoming, or being deemed to become, a Restricted Subsidiary,
     (1) all of its Debt and Disqualified or Preferred Stock will be deemed Incurred at that time for purposes of the covenant described under the caption “—Limitation on Debt and Disqualified or Preferred Stock,” but will not be considered the sale of Equity Interests for purposes of the covenants described under the caption “—Limitation on Asset Sales”;
     (2) Investments therein previously charged under the covenant described under the caption “—Limitation on Restricted Payments” will be credited thereunder;
     (3) it may be required to issue a Note Guaranty pursuant to the provisions of the section captioned “—Guaranties of Restricted Subsidiaries”; and
     (4) it will thenceforward be subject to the provisions of the New 2019 Notes Indenture, as a Restricted Subsidiary.
          (e) Any designation by the Board of Directors of a Subsidiary as a Restricted Subsidiary or Unrestricted Subsidiary will be evidenced to the trustee by promptly filing with the trustee a copy of the Board Resolution giving effect to the designation and an Officers’ Certificate certifying that the designation complied with the foregoing provisions.
          Anti-Layering. Neither the Company nor any Guarantor may Incur any Debt that is subordinate in right of payment to other Debt of the Company or the Guarantor unless such Debt is also subordinate in right of payment to the New 2019 Notes or the relevant Note Guaranty on substantially identical terms. This does not apply to distinctions between categories of Debt that exist by reason of any Liens or Guarantees securing or in favor of some but not all of such Debt and will not apply to any New MCDs.
          Hedging Agreements. The Company will cause its hedging policy to remain in effect until all the New Notes have been repaid. Such hedging policy shall at all times prohibit hedging for speculative purposes. The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur Hedging Agreements that are not in compliance with the Company’s hedging policy. The Company’s hedging policy allows Hedging Agreements Incurred in the ordinary course of business for the purpose of limiting risks associated with the business of the Company and its Restricted Subsidiaries and not for speculation.
          In addition, the Company will not, and will not permit any Restricted Subsidiary to, Incur any Hedging Agreement or any transaction under any Hedging Agreement, other than:
(a)	natural gas Hedging Agreements in respect of, and whose nominal value shall not exceed, natural gas reasonably projected by the Company or its Restricted Subsidiaries to be used for operational purposes in the ordinary course of business during the 18 months following the date of such Hedging Agreements;

(b)	forward purchase contracts for dollars in respect of, and whose nominal value shall not exceed, the interest payments required to be made by the Company or its Restricted Subsidiaries in dollars within the 365 days following the date of such currency hedge or future pursuant to Debt permitted to be Incurred under the covenant described in “—Limitation on Debt and Disqualified or Preferred Stock”; and

(c)	interest rate Hedging Agreements in respect of, and whose nominal value shall not exceed, the interest payments required to be made by the Company or its Restricted Subsidiaries in the Average Life (as of the date of the Incurrence of such Hedging Agreement) of Debt permitted to be Incurred under the covenant described in “—Limitation on Debt and Disqualified or Preferred Stock”.
     Limitation on Sale and Leaseback Transactions. The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any property or asset (subject to the following paragraph) unless
(1) the Company or the Restricted Subsidiary would be entitled to Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under the caption “—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock,” and in which case, the corresponding Debt will be deemed Incurred pursuant to those provisions,
(2) the Company or the Restricted Subsidiary would be entitled to enter into such transaction pursuant to the covenant described under the caption “—Certain Covenants—Limitation on Liens” had such Sale and Leaseback Transaction been structured as a mortgage loan rather than as a Sale and Leaseback Transaction, and
(3) the proceeds will be used in compliance with the covenant described under the caption “—Certain Covenants—Limitation on Asset Sales” in respect of such transaction.
Notwithstanding the foregoing, the Company may enter into Sale and Leaseback Transactions with respect to the headquarters of the Company, located in San Pedro Garza García, 66265 Nuevo León, Mexico.
     Limitation on Intercompany Debt.
     (a) All Intercompany Debt (other than Ordinary Course Intercompany Debt) existing as of the date on which the concurso mercantil petition of the Company is accepted by the relevant Mexican federal court (such date, the “Petition Acceptance Date”) and subject to the Concurso Plan (the “Existing Intercompany Debt”) and all Intercompany Debt (other than Ordinary Course Intercompany Debt) Incurred after the Petition Acceptance Date will be subordinated to the New Notes pursuant to the terms of a subordination and revolving credit agreement (the “Intercompany Subordination and Credit Agreement”), the terms of which, among other things, will provide that (i) no cash payments will be permitted to be made in respect of such Intercompany Debt while any of the New Notes remain outstanding, (ii) all such Intercompany Debt will be subordinated to the New Notes in liquidation and in right of payment and (iii) all such Intercompany Debt will be assigned to a trust organized under Mexican law (the “Fideicomiso”) as provided in paragraph (c) below.
     (b) All Ordinary Course Intercompany Debt whether Incurred before or after the Petition Acceptance Date will be Incurred pursuant to, and in accordance with the terms of, the Intercompany Subordination and Credit Agreement, the terms of which, among other things, will provide that (i) the Company and/or its Restricted Subsidiaries will be permitted to Incur additional Ordinary Course Intercompany Debt and make and collect payments in respect of such Ordinary Course Intercompany Debt so long as such Ordinary Course Intercompany Debt is Incurred, and such payments are made or collected, in the ordinary course of business consistent with past practices, (ii) all such Ordinary Course Intercompany Debt will be subordinated to the New Notes in liquidation and in right of payment (subject to the preceding clause (i)) and (iii) all such Ordinary Course Intercompany Debt will be assigned to the Fideicomiso as provided in paragraph (c) below.
     (c) All Intercompany Debt will be assigned to the Fideicomiso. The Fideicomiso will not create unnecessary burden on the operations relating to the ordinary course of business of the Company and, among other things, will provide that (i) the trustee of the Fideicomiso will be able to take all necessary actions to give effect to the subordination of the Intercompany Debt pursuant to the terms of the Intercompany Subordination and Credit Agreement (provided that, with respect to any Ordinary Course Intercompany Debt, the Company will be permitted to continue Incurring such Ordinary Course Intercompany Debt and making and collecting payments in respect thereof as provided in clause (i) of the preceding paragraph (b)), and (ii) during the pendency of any proceeding filed by or against the Company or any Restricted Subsidiary seeking relief as debtor, or seeking to adjudicate the Company or any Restricted Subsidiary as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of the Company or any Restricted Subsidiary or its debts under any law relating to bankruptcy, insolvency, reorganization, concurso mercantil, quiebra, or relief of debtors, or seeking appointment of a receiver, trustee, assignee, custodian, liquidator or visitador, conciliador or sindico or any other similar official for the Company or for any substantial part of its property, the trustee of the Fideicomiso will be entitled to vote any claims that the Company or any Subsidiary of the Company might have based on Intercompany Debt in accordance with the instructions of holders of the New Notes (other than the Company or any Subsidiary thereof) representing a majority of the then outstanding Debt under the New Notes.
     (d) The Company and each Restricted Subsidiary will enter into the Intercompany Subordination and Credit Agreement and the Fideicomiso on or prior to the Issue Date. Any Subsidiary that becomes a Restricted Subsidiary shall become party to the Intercompany Subordination and Credit Agreement and the Fideicomiso at the time it becomes a Restricted Subsidiary.
          Limitations on Capital Expenditures.
          (a) Subject to clauses (b) and (c) below, the Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, make any capital expenditures or investments in deferred charges during any fiscal year that would cause the aggregate capital expenditures and investments in deferred charges for such year to exceed $120.0 million if at the time of making such capital expenditure or investment in deferred charges, the Leverage Ratio is greater than 3.0 to 1 (“Permitted Capital Expenditures”).
          (b) To the extent that the Company and its Restricted Subsidiaries do not expend the full amount of Permitted Capital Expenditures in any given fiscal year, the Company and its Restricted Subsidiaries will be permitted to carry forward any unused Permitted Capital Expenditures to the immediately following two fiscal years.
          (c) The restriction set forth in the preceding clause (a) shall not apply to any capital expenditures or investments in deferred charges made by a Project Finance Entity, provided that such capital expenditures or investments in deferred charges are financed solely by Project Finance Indebtedness.

Consolidation, Merger, Lease or Sale of Assets
          The New 2019 Notes Indenture will further provide as follows regarding consolidation, merger, lease or sale of all or substantially all of the assets of the Company or a Guarantor:
          Consolidation, Merger, Lease or Sale of All or Substantially All Assets by the Company. (a) The Company will not:
•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer, lease or otherwise dispose of all or substantially all of its assets as an entirety or substantially an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into the Company,
unless
     (1) either: (A) the Company is the surviving corporation; or (B) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is (i) an internationally-recognized entity organized or existing under the laws of Mexico, a member of the European Union or any state of the United States of America or the District of Columbia engaged in a Permitted Business whose Capital Stock is publicly-traded on the New York Stock Exchange, the London Stock Exchange or any other internationally-recognized stock exchange, or (ii) a Subsidiary of an entity described in the preceding clause (i) whose Consolidated Net Worth is at least substantially the same as the Consolidated Net Worth of the Company (or of all or substantially all of its assets, as the case may be) immediately prior to such transaction, and in each case expressly assumes by supplemental indenture all of the obligations of the Company under the New 2019 Notes Indenture and the New 2019 Notes;
     (2) immediately after giving effect to the transaction, no Default has occurred and is continuing;
     (3) immediately after giving effect to the transaction on a pro forma basis, the Company or the resulting, surviving or transferee Person has a Consolidated Net Worth without taking into account any purchase accounting adjustments equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
     (4) immediately after giving effect to the transaction on a pro forma basis, the Leverage Ratio of the Company or the resulting surviving or transferee Person is not greater than the Leverage Ratio of the Company immediately prior to such transaction; and
     (5) the Company delivers to the trustee an Officers’ Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the New 2019 Notes Indenture;
provided, that clauses (2) through (4) do not apply (i) to the consolidation or merger of the Company with or into a Guarantor or the consolidation or merger of a Restricted Subsidiary with or into the Company or (ii) if, in the good faith determination of the Board of Directors, whose determination is evidenced by a Board Resolution, the principal purpose of the transaction is to change the jurisdiction of incorporation of the Company.
          (b) Upon the consummation of any transaction effected in accordance with these provisions, if the Company is not the continuing Person, the resulting, surviving or transferee Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the New 2019 Notes Indenture and the New 2019 Notes with the same effect as if such successor Person had been named as the Company in the New 2019 Notes Indenture and New 2019 Notes Indenture. Upon such substitution, the Company will be released from its obligations under the New 2019 Notes Indenture and the New 2019 Notes unless the Company has leased all or substantially all of its assets, whether in one transaction or a series of transactions, to one or more other Persons.
          Consolidation, Merger, Lease or Sale of Assets by a Guarantor. No Guarantor may:
•	consolidate with or merge with or into any Person, or

•	sell, convey, transfer, lease or dispose of, all or substantially all its assets as an entirety or substantially as an entirety, in one transaction or a series of related transactions, to any Person, or

•	permit any Person to merge with or into such Guarantor
unless
     (1) the other Person is the Company or any Restricted Subsidiary that (A) is a Guarantor or becomes a Guarantor concurrently with the transaction or (B) is, or as a result of such transaction will be, a Strategic Joint Venture that is not a Guarantor and the Company pledges, concurrently with such transaction, the Capital Stock of such Strategic Joint Venture as collateral for the Company’s obligations pursuant to the New 2019 Notes in accordance with the terms of the New 2019 Notes Indenture; or
     (2) (A) either (x) the Guarantor is the continuing Person or (y) the resulting, surviving or transferee Person is (i) an internationally-recognized entity organized or existing under the laws of Mexico, a member of the European Union or any state of the United States of America or the District of Columbia engaged in a Permitted Business whose Capital Stock is publicly-traded on the New York Stock Exchange, the London Stock Exchange or any other internationally-recognized stock exchange, or (ii) a Subsidiary of an entity described in the preceding clause (i) whose Consolidated Net Worth is at least substantially the same as the Consolidated Net Worth of the Guarantor (or of all or substantially all of its assets, as the case may be) immediately prior to such transaction, and in each case expressly assumes by supplemental indenture all of the obligations of the Guarantor under its Note Guaranty; and
     (B) immediately after giving effect to the transaction, no Default has occurred and is continuing; or
     (3) the transaction constitutes a sale or other disposition (including by way of consolidation or merger) of the Guarantor or the sale or disposition of all or substantially all the assets of the Guarantor (in each case other than to the Company or a Restricted Subsidiary) otherwise permitted by the New 2019 Notes Indenture.
Default and Remedies
          Events of Default. An “Event of Default” with respect to the New 2019 Notes occurs if
     (1) the Company defaults in the payment of the principal of any New 2019 Note when the same becomes due and payable at maturity, upon acceleration or redemption, or otherwise (other than pursuant to an Offer to Purchase);
     (2) the Company defaults in the payment of interest (including any additional interest and Additional Amounts) on any New 2019 Note when the same becomes due and payable, and the default continues for a period of 30 days;
     (3) the Company fails to make an Offer to Purchase and thereafter to accept and pay for New 2019 Notes tendered when and as required pursuant to the covenants described under the captions “—Certain Covenants—Repurchase of Notes Upon a Change of Control” or “—Certain Covenants—Limitation on

Asset Sales,” or the Company or any Guarantor fails to comply with the covenant described under the caption “—Consolidation, Merger, Lease or Sale of Assets”;
     (4) the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the New 2019 Notes Indenture or under the New 2019 Notes and the default or breach continues for a period of 45 consecutive days after written notice to the Company by the trustee or to the Company and the trustee by the holders of 25% or more in aggregate principal amount of the New 2019 Notes;
     (5) there occurs with respect to any Debt of the Company or any of its Material Subsidiaries having an outstanding principal amount of $25.0 million or more in the aggregate for all such Debt of all such Persons (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;
     (6) one or more final judgments or orders for the payment of money are rendered against the Company or any of its Material Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;
     (7) an involuntary case or other proceeding is commenced against the Company or any Material Subsidiary with respect to it or its debts under any bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against the Company or any Material Subsidiary under the federal bankruptcy laws as now or hereafter in effect;
     (8) the Company or any of its Material Subsidiaries (i) commences a voluntary case under any applicable bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (iii) effects any general assignment for the benefit of creditors (an event of default specified in clause (7) or (8), a “bankruptcy default”);
     (9) any Note Guaranty ceases to be in full force and effect, other than in accordance with the terms of the New 2019 Notes Indenture, or a Guarantor denies or disaffirms its obligations under its Note Guaranty;
     (10) the Company fails to (i) make an Excess Cash Flow prepayment or repurchase in accordance with “—Excess Cash Flow” or (ii) conduct a Mandatory Redemption of the New 2019 Notes in accordance with “—Mandatory Redemption” below;
     (11) the Company or any Restricted Subsidiary fails to comply with the covenant described under the caption “—Limitation on Intercompany Debt”; or
     (12) any Lien on assets that, individually or in the aggregate, have a fair market value of $10.0 million or more and that was incurred for the benefit of the holders of the New 2019 Notes in connection with the pledge of any ownership interest in any Strategic Joint Venture or otherwise incurred for the benefit of the holders of the New 2019 Notes in accordance with the terms of the New Indentures becomes or is declared to become invalid or ineffective, or the Company or any Restricted Subsidiary denies or disaffirms its obligations under any such Lien.
          Consequences of an Event of Default. If an Event of Default with respect to the New 2019 Notes, other than a bankruptcy default with respect to the Company, occurs and is continuing under the New 2019 Notes Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the New 2019 Notes then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee at the request of such holders shall, declare the principal of and accrued interest on the New 2019 Notes to be immediately due and payable. Upon a declaration of acceleration, such principal and interest will become immediately due and payable.
          The holders of a majority in principal amount of the outstanding New 2019 Notes by written notice to the Company and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:
     (1) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the New 2019 Notes that have become due solely by the declaration of acceleration, have been cured or waived, and
     (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.
          Except as otherwise provided in “—Consequences of an Event of Default” or “—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding New 2019 Notes may, by written notice to the trustee, waive an existing Default and its consequences. Upon such waiver, the Default will cease to exist, and any Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.
          The holders of a majority in principal amount of the outstanding New 2019 Notes may, upon indemnification of the trustee, direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the New 2019 Notes Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of New 2019 Notes not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of New 2019 Notes.
          A holder may not institute any proceeding, judicial or otherwise, with respect to the New 2019 Notes Indenture or the New 2019 Notes, or for the appointment of a receiver or trustee, or for any other remedy under the New 2019 Notes Indenture or the New 2019 Notes, unless:
     (1) the holder has previously given to the trustee written notice of a continuing Event of Default;
     (2) holders of at least 25% in aggregate principal amount of outstanding New 2019 Notes have made written request to the trustee to institute proceedings in respect of the Event of Default in its own name as trustee under the New 2019 Notes Indenture;
     (3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;
     (4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
     (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding New 2019 Notes have not given the trustee a direction that is inconsistent with such written request.

          Notwithstanding anything to the contrary, the right of a holder of a New 2019 Note to receive payment of principal of or interest on its New 2019 Note on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.
          If any Default with respect to the New 2019 Notes occurs and is continuing and is known to a Responsible Officer of the trustee, the trustee will send notice of the Default to each holder within 90 days after it occurs, unless the Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any New 2019 Note, the trustee may withhold the notice if and so long as the Board of Directors, the executive committee or a trust committee of officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.
II. NEW MCDs
Basic Description of the New MCDs
          The New MCDs:
•	will be general unsecured obligations of the Company;

•	will be pari passu in right of payment to all senior unsecured Debt of the Company;

•	will be effectively junior in right of payment to any secured Debt of the Company to the extent of the assets securing such Debt;

•	will be senior in right of payment to any future subordinated Debt of the Company;

•	will have interest paid in kind;

•	will be subject to mandatory conversion into common shares of the Company if not repaid at maturity or upon a mandatory repayment event;

•	will be subject to optional prepayments with discounts as described below; and

•	will contain any other features as may be necessary to qualify as “obligaciones convertibles en acciones” under Mexican law.
          In no event shall the Company be permitted to exercise voting rights with respect to any New MCDs that the Company or its Affiliates may acquire. Any New MCDs repurchased by the Company through Market Purchases or otherwise redeemed pursuant to a mandatory prepayment provision of the New Indentures shall be immediately canceled.
Principal, Maturity and Interest
          The Company will issue an aggregate amount equal to the sum of $100.0 million plus the Issue Date Adjustment in aggregate principal amount of the New MCDs under the Concurso Plan. The Company will issue the New MCDs in denominations of $10,000 principal amount and integral multiples of $1,000 in excess thereof. The New MCDs will mature five years after the Value Date.
          Interest on the New MCDs will accrue from the Issue Date at a fixed interest rate, payable in kind semiannually in arrears commencing with the first six-month scheduled interest payment date immediately following the Issue Date, in accordance with the following grid:

Year	Per Annum PIK Rate
Year 1	10.50%

Year 2	10.50%

Year 3	10.50%

Year 4	10.50%

Year 5	10.50%

          Interest that is paid in kind will be added to the outstanding principal amount (the “Additional PIK Principal”) of the New MCDs and will be considered principal for all purposes, and without limiting the foregoing, the Additional PIK Principal of the New MCDs will bear interest at the rate then applicable to the New MCDs, beginning on the date such interest is paid in kind and added to the principal amount thereof.
          Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of New MCDs as described under “—Optional Redemption”, under “Provisions Applicable to All of the New Notes—Excess Cash Sweep” or pursuant to any other covenant in the New Indentures shall be made solely in cash.
          Interest on the New MCDs will accrue from the Issue Date or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year of twelve 30-day months.
          The Company will make each interest payment to the holders of record on the 15th day immediately preceding the applicable interest payment date. If the due date for payment of any amount in respect of principal or interest on any of the New MCDs is not a Business Day, the holder thereof shall not be entitled to payment of the amount due until the next succeeding Business Day and shall not be entitled to any further interest or other payment as a result of any such delay.
Mandatory Conversion
          The New MCDs are mandatorily convertible into common shares of the Company representing, in aggregate:
          (i) if no New MCDs have been redeemed or repurchased and cancelled prior to the date of such conversion,15% of the Capital Stock of the company on a fully-diluted basis, or
          (ii) if any New MCDs have been redeemed or repurchased and cancelled prior to the date of such conversion, an amount of Capital Stock of the Company equal to (x) 15% of the Capital Stock of the company on a fully-diluted basis multiplied by (y) a fraction, the numerator of which is the aggregate principal amount of New MCDs outstanding on the date of conversion, and the denominator of which is the aggregate principal amount of New MCDs outstanding on the Issue Date, if (a) not repaid at maturity or (b) in an event of default leading to an acceleration of conversion, as described below, (a “Mandatory Conversion Event”). The number of shares upon conversion may be adjusted downwards to the nearest whole number of shares.
          The Company’s current by-laws limit the foreign ownership of the Company’s common shares. In order to change the by-laws, approval by vote at a shareholders’ meeting is required and such a vote is not anticipated in the near future. Unless the Company’s by-laws are amended, all non-Mexican holders of the New MCDs will receive non-voting CPOs as opposed to common shares with voting rights. See “Risk Factors—Risk Factors Relating to the New Notes—Our by-laws only permit Mexican ownership of our shares, and we do not have an ADS program. Upon conversion of the New MCDs, you may not hold shares directly but only through our CPO program.” All references to the common shares to be issued upon conversion of the New MCDs shall be deemed to include such CPOs as applicable.

Conversion Procedure
          (a) Promptly after a Mandatory Conversion Event, the holder of any New MCD shall surrender such New MCD duly endorsed or assigned to the Company or in blank at the office of the Conversion Agent.
          (b) New MCDs will be deemed to have been converted immediately prior to the close of business on the date of the occurrence of the Mandatory Conversion Event, and at such time the rights of the holders of such MCDs will cease, and the Person or Persons entitled to receive the common shares of the Company issuable upon conversion will be treated for all purposes as the record holder or holders of such common shares at such time. As promptly as practicable after the Mandatory Conversion Event, and upon receipt of written notice from the Company that a Mandatory Conversion Event has occurred, the Company shall deliver or cause to be delivered to the Conversion Agent a certificate or certificates representing the number of common shares issuable to the holders of the New MCDs.
Common Representative of the New MCDs
          Under the Mexican law of Negotiable Instruments and Credit Operations, Ley General de Títulos y Operaciones de Crédito, at the Company’s shareholders’ meeting approving the issuance of New MCDs, a common representative of New MCD holders must be appointed and the representative must accept such designation. The common representative is expected to be The Bank of New York Mellon, S.A., Institución de Banca Múltiple. The common representative of New MCD holders may only resign for reasons that are recognized as significant under the applicable law (for example, serious wrongdoing on the part of the issuer, substantial financial difficulties of the common representative or force majeure). Any such reason would have to be proved to and approved by a court of first instance of the corporate domicile of the common representative. The common representative may be removed and replaced by New MCD holders at any time. In accordance with the Ley General de Títulos y Operaciones de Crédito and the indenture (acta de emision), the rights and obligations of the common representative of MCD holders will be, among others, the following: (i) to confirm that the issuance of New MCDs meets the requirements set forth in the Ley General de Títulos y Operaciones de Crédito, including, among others, to confirm the data in the Company balance sheet prepared for purposes of the issuance of the New MCDs, including confirmation of the value of the Company’s total net assets; (ii) to verify that the guaranties granted for the payment of New MCDs, if any, are legal, binding and enforceable against guarantors and the value of such guaranties; (iii) to confirm that the indenture (acta de emision) of the New MCDs is recorded with the Public Registry of Commerce corresponding to the corporate domicile of the Company; (iv) to authorize the New MCDs issued by the Company; (v) to exercise the rights and legal actions pertaining to the New MCD holders; (vi) to call and preside over the meetings of New MCD holders and implement the resolutions adopted at such meetings; (vii) to attend the Company’s shareholders’ meetings and to obtain from the Board of Directors and the Company’s officials and management the financial information and any other data required to comply with its obligations; (viii) to sign on behalf of New MCD holders any documents or contracts that may be needed; and (ix) any other obligations set forth in the indenture (acta de emision) of New MCDs.
Meetings of New MCD Holders
          Under Mexican law of Negotiable Instruments and Credit Operations, Ley General de Títulos y Operaciones de Crédito, meetings of New MCD holders may be held upon the request of the common representative or holders representing at least 10% of New MCDs. The notice of the meeting shall contain the agenda and shall be published in the Federal Official Gazette of Mexico and in a daily newspaper of large circulation in the Company’s domicile. New MCD holders may be represented at a meeting by any person designated in writing as a proxy. Except for the matters listed below requiring a quorum of a super-majority at any meeting of New MCD holders held upon first call, only a majority of the New MCD holders must be present regarding all other matters. A quorum at a meeting discussing the (i) removal and designation of the common representative; (ii) granting of extensions or standstill to the Company or (iii) modification of the Company’s resolutions approving the issuance of New MCDs, is met if the holders of at least 75% of the New MCDs are represented. Upon second or subsequent call, a quorum at a meeting of the New MCD holders shall exist despite the percentage of New MCD holders present. The resolutions shall be adopted by a simple majority of the New MCD holders present at the meeting upon first call, and upon second call the resolution shall be adopted by the New MCDs represented at such meeting. The resolutions legally adopted by the meeting of New MCD holders shall be binding on all New MCD holders, including those absent or dissenting.
Change of Control
          The provisions for a Change of Control covenant for the New MCDs are the same as that for the New 2019 Notes. See “—New 2019 Notes—Repurchase of the New Notes upon a Change of Control.”
Optional Redemption
          The Company may redeem the New MCDs at its option, at any time in whole or from time to time in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address. The optional redemption may only be paid out of (1) Excess Cash Flow, in accordance with the covenant described under “Provisions Applicable to All of the New Notes—Excess Cash Sweep”, or (2) the proceeds of, or in exchange for (a) Permitted Refinancing Debt, (b) an offering of Equity Interests of the Company, or (c) an Asset Sale, in accordance with the covenant described under “—New 2019 Notes—Certain Covenants—Limitation on Asset Sales.” To redeem the New MCDs prior to maturity, the Company must pay a redemption price equal to:
(a) the principal amount of the New MCDs to be redeemed subject to the following prepayment discounts (collectively the “MCD Prepayment Discounts”):
Year 1: 35.7%
Year 2: 30.2%
Year 3: 24.2%
Year 4: 17.7%
Year 5: 10.6%; plus
(b) accrued and unpaid interest (including Additional Amounts), if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
          If fewer than all of the New MCDs are being redeemed, the trustee will select the New MCDs to be redeemed pro rata, by lot or by any other method in compliance with Mexican law, in denominations of $10,000 principal amount and integral multiples of $1,000 in excess thereof. Upon surrender of any New MCD redeemed in part, the holder will receive a new note equal in principal amount to the unredeemed portion of the surrendered note. Once notice of redemption is sent to the holders, New MCDs called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, New MCDs redeemed will cease to accrue interest.
Mandatory Redemption
          The mandatory redemption provisions with respect to the New MCDs are described under “—Provisions Applicable to All of the New Notes—Mandatory Redemption” below.
Excess Cash Sweep
          The excess cash sweep with respect to the New MCDs is described under “Provisions Applicable to All of the New Notes—Excess Cash Sweep” below.

Default and Remedies
          Events of Default. An “MCD Event of Default” occurs if:
     (1) the Company fails to comply with its obligation to convert the New MCDs in accordance with the New MCD Indenture upon a Mandatory Conversion Event and such failure continues for a period of 5 Business Days or more (at maturity or otherwise);
     (2) the Company fails to make an Offer to Purchase all outstanding New MCDs within 30 days following a Change of Control (see “—Provisions Applicable to All of the New Notes —Change of Control”);
     (3) there occurs with respect to the New 2019 Notes (i) an event of default that results in such Debt being due and payable prior to its scheduled maturity or (ii) failure to make a principal or interest payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;
     (4) one or more final judgments or orders for the payment of money are rendered against the Company or any of its Material Subsidiaries and are not paid or discharged, and there is a period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $25.0 million (in excess of amounts which the Company’s insurance carriers have agreed to pay under applicable policies) during which a stay of enforcement, by reason of a pending appeal or otherwise, is not in effect;
     (5) an involuntary case or other proceeding is commenced against the Company or any Material Subsidiary with respect to it or its debts under any bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding remains undismissed and unstayed for a period of 60 days; or an order for relief is entered against the Company or any Material Subsidiary under the federal bankruptcy laws as now or hereafter in effect;
     (6) the Company or any of its Material Subsidiaries (i) commences a voluntary case under any applicable bankruptcy, concurso mercantil, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of the Company or any of its Material Subsidiaries or for all or substantially all of the property and assets of the Company or any of its Material Subsidiaries or (iii) effects any general assignment for the benefit of creditors (an event of default specified in clause (5) or (6), a “bankruptcy default”);
     (7) the Company fails to (i) make an Excess Cash Flow prepayment or repurchase in accordance with “—Provisions Applicable to All of the New Notes —Excess Cash Flow” or (ii) conduct a Mandatory Redemption of the New MCDs in accordance with “—Provisions Applicable to All of the New Notes —Mandatory Redemption from Equity Issuances” below.
          Consequences of an MCD Event of Default. If an MCD Event of Default, other than a bankruptcy default with respect to the Company, occurs and is continuing under the New MCD Indenture, the trustee or the holders of at least 25% in aggregate principal amount of the New MCDs then outstanding, by written notice to the Company (and to the trustee if the notice is given by the holders), may, and the trustee and the common representative at the request of such holders shall, declare that the principal of and accrued interest on the New MCDs will convert immediately to common shares (or CPOs, as applicable).

          The holders of a majority in principal amount of the outstanding New MCDs by written notice to the Company and to the trustee may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if:
     (1) all existing MCD Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the New MCDs that have become due solely by the declaration of acceleration, have been cured or waived, and
     (2) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction.
          Except as otherwise provided in “—Consequences of an MCD Event of Default” or “—Provisions Applicable to All of the New Notes—Amendments and Waivers—Amendments with Consent of Holders,” the holders of a majority in principal amount of the outstanding New MCDs, by written notice to the trustee, waive an existing MCD Default and its consequences. Upon such waiver, the MCD Default will cease to exist, and any MCD Event of Default arising therefrom will be deemed to have been cured, but no such waiver will extend to any subsequent or other Default or impair any right consequent thereon.
          The holders of a majority in principal amount of the outstanding New MCDs may, upon indemnification of the trustee, direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee. However, the trustee may refuse to follow any direction that conflicts with law or the New MCD Indenture, that may involve the trustee in personal liability, or that the trustee determines in good faith may be unduly prejudicial to the rights of holders of New MCDs not joining in the giving of such direction, and may take any other action it deems proper that is not inconsistent with any such direction received from holders of New MCDs.
          A holder may not institute any proceeding, judicial or otherwise, with respect to the New MCD Indenture or the New MCDs, or for the appointment of a receiver or trustee, or for any other remedy under the New MCD Indenture or the New MCDs, unless:
     (1) the holder has previously given to the trustee written notice of a continuing MCD Event of Default;
     (2) holders of at least 25% in aggregate principal amount of outstanding New MCDs have made written request to the trustee to institute proceedings in respect of the MCD Event of Default in its own name as trustee under the New MCD Indenture;
     (3) holders have offered to the trustee indemnity reasonably satisfactory to the trustee against any costs, liabilities or expenses to be incurred in compliance with such request;
     (4) the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
     (5) during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding New MCDs have not given the trustee a direction that is inconsistent with such written request.
          Notwithstanding anything to the contrary, the right of a holder of a New MCD to receive payment of principal of or interest on its New MCDs on or after the Stated Maturities thereof, or to bring suit for the enforcement of any such payment on or after such dates, may not be impaired or affected without the consent of that holder.
          If any MCD Default occurs and is continuing and is known to a Responsible Officer of the trustee, the trustee will send notice of the MCD Default to each holder within 90 days after it occurs, unless the MCD Default has been cured; provided that, except in the case of a default in the payment of the principal of or interest on any New MCD, the trustee may withhold the notice if and so long as the Board of Directors, the executive committee or a trust committee of officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.
III. PROVISIONS APPLICABLE TO ALL OF THE NEW NOTES
Excess Cash Sweep
          If, for any fiscal year of the Company and its Restricted Subsidiaries (each, a “Calculation Period”), there shall be Excess Cash Flow as of the last day of such Calculation Period, then the Company shall, no later than 60 days after the Excess Cash Flow Calculation Date relating to such Calculation Period, apply such Excess Cash Flow as follows:
          (a) in the event that the yield-to-maturity of the New Notes, based on the average closing trading prices of the New Notes during the 20 business days beginning on March 1st, is equal to or higher than 9%, then 70% of such Excess Cash Flow shall be applied either to (i) repurchase New Notes through Market Purchases or (ii) prepay New Notes as described below; and
          (b) in the event that the yield-to-maturity of the New Notes, based on the average closing trading prices of the New Notes during the 20 business days beginning on March 1st, is lower than 9%, then 50% of such Excess Cash Flow shall be applied either to (i) repurchase New Notes through Market Purchases or (ii) prepay New Notes as described below.
          Any Excess Cash Flow that is required to be used for prepayment or repurchases of New Notes (as set forth above) shall be deposited into a segregated account (the “ECF Payment Account”) and such funds shall be used to either repurchase New Notes through Market Purchases or prepay New Notes as described below by no later than 60 days following the relevant Excess Cash Flow Calculation Date. Any Excess Cash Flow that is not required to be deposited into the ECF Payment Account for prepayment or repurchases of New Notes shall be deposited into a separate account (the “Company ECF Account”) and the funds deposited therein can be used at the Company’s discretion for general corporate purposes, including dividends and optional repurchases or redemptions of the New Notes, subject to the terms and conditions of the New Indentures, including the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Restricted Payments.” Within 30 days of the end of the relevant 60-day period, the Company shall notify the Trustee of the aggregate amount of New Notes repurchased through Market Purchases and shall immediately after the end of the relevant 60-day period surrender any such New Notes to the Trustee for cancellation.
          Calculation of Excess Cash Flow. The calculation of Excess Cash Flow in respect of any given Calculation Period will be made as of the last day of such Calculation Period, based on the Company’s consolidated financial statements as of such date and will be certified by both the Chief Financial Officer of the Company and by an independent public accountant that regularly conducts audit services for the Company; provided, however, that for the initial Calculation Period, the amount of Excess Cash Flow shall include all Excess Cash Flow (calculated pursuant to the formula set forth in the definition thereof) for the period commencing on the Value Date through the end of the first fiscal year immediately following the Issue Date. Excess Cash Flow calculations must be made on or before the date on which audited financial statements are required by the CNBV to be delivered in respect of each fiscal year of the Company and in any event by no later than April 30th of each year (the date on which such calculation is made, the “Excess Cash Flow Calculation Date”), and shall be promptly delivered to the Trustee for distribution to the holders of the New Notes.
          Prepayment of New Notes. Any Excess Cash Flow that is applied to prepay the New Notes may be applied to prepay either the New 2019 Notes and/or the New MCDs, at the Company’s discretion, on a pro-rata basis within each series. Any Excess Cash Flow that is applied to prepay the New Notes shall be applied to prepay first, any capitalized interest, and second, the outstanding principal amount (less, in the case of the New MCDs, the applicable MCD Prepayment Discount) and accrued and unpaid interest and Additional Amounts, of the New Notes. In the case of a prepayment of the New 2019 Notes, such prepayment will be applied in direct order of maturity among the remaining unpaid installments of the New 2019 Notes until the New 2019 Notes are no longer outstanding.

Methods of Receiving Payments on the New Notes
          If a holder of New Notes in an aggregate principal amount of $10.0 million or more has given adequate wire transfer instructions to the Company and the trustee in writing at least 10 days in advance, the Company will pay all principal, interest, Additional Amounts and premium, if any, on that holder’s New Notes in accordance with those instructions. All other payments on the New Notes will be made at the office or agency of the paying agent and registrar within the City and State of New York, unless the Company elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.
Paying Agent and Registrar for the Notes
          The trustee will initially act as paying agent and registrar for each series of the New Notes. The Company may change the paying agent(s) or registrar(s) for either series of the New Notes without prior notice to the holders of the New Notes of such series, and the Company or any of its Subsidiaries may act as paying agent or registrar.
Transfer and Exchange
          A holder may transfer or exchange New Notes within each series in accordance with the provisions of the New Indentures. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of New Notes. Holders will be required to pay all taxes due on transfer or other similar governmental charges payable in connection therewith. The Company will not be required to transfer or exchange any New Note selected for redemption. Also, the Company will not be required to transfer or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed.
Additional Amounts
          All payments under or in respect of the New Notes or any Note Guaranty shall be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, levies, imposts, assessments or governmental charges (including penalties, interest and additions related thereto) (collectively, “Taxes”) of whatever nature imposed, levied, collected, withheld or assessed unless such withholding or deduction is required by law. In the event any such withholding or deduction imposed or levied by a Tax Jurisdiction (as defined below) is required to be made from any payments under or with respect to the New Notes or any Note Guaranty, the Company or the relevant Guarantor, as applicable, shall pay to holders of the New Notes such additional amounts (“Additional Amounts”) as will result in the net payment to such holder (including Additional Amounts) of the amount that would otherwise have been receivable by such holder in the absence of such withholding or deduction, except that no such Additional Amounts shall be payable with respect to:
     (a) any Taxes that would not have been so withheld or deducted but for the holder or beneficial owner of the New Notes having a present or former connection to the relevant Tax Jurisdiction (including having a permanent establishment in such Tax Jurisdiction, being a citizen or resident or national of, incorporated in or carrying on a business, in the relevant Tax Jurisdiction in which such Taxes are imposed) other than the mere receipt of payments in respect of the New Notes or any Note Guaranty, the mere holding or ownership of such New Note or beneficial interest in the New Note or the exercise of any rights under the New Notes, any Note Guaranty or the New Indentures;
     (b) where presentation is required for payment on a New Note, any Taxes that would not have been so withheld or deducted if the New Note had been presented for payment within 30 days after the Relevant Date (as defined below), except to the extent that the holder would have been entitled to Additional Amounts had the New Note been presented on any day during such 30-day period;
     (c) any Taxes that would not have been so withheld or deducted but for the failure by the holder or the beneficial owner of the New Note or any payment in respect of such New Note, after written request made to that holder or beneficial owner at least 30 days before any such withholding or deduction would be payable, by the Company or the relevant Guarantor, as applicable, to comply with any certification, identification, information, documentation or other similar reporting requirement concerning its nationality, residence, identity or connection with the relevant Tax Jurisdiction, which is required or imposed by a statute, regulation or published administrative interpretation of general application of the relevant Taxing Jurisdiction as a precondition to exemption from all or part of such Taxes;
     (d) any estate, inheritance, gift, sales, transfer, personal property or similar Taxes imposed with respect to any New Note;
     (e) any Taxes payable other than by withholding or deduction;
     (f) any withholding or deduction imposed on a payment to an individual that is required to be made pursuant to the European Council Directive 2003/48/EC on the taxation of savings income (the “Directive”) implementing the conclusions of the European Counsel of Economic and Finance Ministers (ECOFIN) meeting on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive;
     (g) any Taxes imposed in connection with a New Note presented for payment by or on behalf of a holder or beneficial owner thereof who would have been able to avoid such tax by presenting the relevant New Note to another paying agent;
     (h) any payment on a New Note or a Note Guaranty to a holder that is a fiduciary or partnership or a person other than the sole beneficial owner of any such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such a partnership or the beneficial owner of the payment would not have been entitled to the Additional Amounts had the beneficiary, settlor, member or beneficial owner been the holder of the New Note or Note Guaranty; or
     (i) any combination of (a) through (h) above.
Notwithstanding the foregoing, the limitations on the Company’s or relevant Guarantor’s obligation to pay Additional Amounts set forth in clauses (c) and (h) above shall not apply if (i) the provision of information, documentation or other evidence described in such clauses (c) and (h) would be materially more onerous, in form, in procedure or in the substance of information disclosed, to a holder or beneficial owner of a New Note (taking into account any relevant differences between U.S. and Mexican law rules, regulations or published administrative interpretation of general application) than comparable information or other reporting requirements imposed under U.S. tax law, regulation and administrative practice (such as IRS Forms W-8BEN and W-9) or (ii) Rule 3.23.8 issued by the Ministry of Finance and Public Credit on April 28, 2006 or a substantially similar successor of such rule is in effect, unless the provision of the information, documentation or other evidence described in clauses (c) and (h) is expressly required by statute, regulation, rule, ruling or published administrative interpretation of general application in order to apply Rule 3.23.8 (or a substantially similar successor of such rule), the Company cannot obtain such information, documentation or other evidence on its own through reasonable diligence and the Company otherwise would meet the requirements for application of Rule 3.23.8 (or such successor of such rule). In addition, such clauses (c) and (h) shall not be construed to require that a non-Mexican pension or retirement fund or a non-Mexican financial institution or another holder register with the Ministry of Finance and Public Credit for the purpose of establishing eligibility for an exemption from or reduction of Mexican withholding tax or to require that a holder or beneficial owner certify or provide information concerning whether it is or is not a tax-exempt pension or retirement fund.
          If the Directive imposes taxes upon New Notes presented for payment, the Company or relevant Guarantor will at all times maintain a paying agent with a specified office in a Member State of the European Union that will not be obligated to withhold or deduct tax pursuant to the Directive or any law implementing or complying with, or introduced in order to conform to, the Directive.
          “Tax Jurisdiction” means (1) Mexico or any political subdivision thereof or any authority therein or thereof having the power to tax, (2) any jurisdiction in which the Company or any Guarantor (including any successor entity) is then incorporated, engaged in business or resident for tax purposes or any political subdivision thereof or therein having the power to tax or (3) any jurisdiction by or through which payment is made.
          “Relevant Date” means whichever is the later of (i) the date on which such payment first becomes due and (ii) if the full amount payable has not been received in New York City, New York by the trustee on or prior to such due date, the date on which, the full amount having been so received, notice to that effect shall have been given to the holders of the New Notes in accordance with the New Indentures.
          References to principal, interest or any other amount payable on or in respect of any New Note shall be deemed also to refer to any Additional Amounts which may be payable as set forth in the New Indentures or in the New Notes to the extent that Additional Amounts are, were or would be payable in respect thereof.
          At least ten Business Days prior to the first interest payment date (and at least ten Business Days prior to each succeeding interest payment date if there has been any change with respect to the matters set forth in the below-mentioned Officers’ Certificate), the Company or the relevant Guarantor, as applicable, will furnish to the trustee and the paying agent an Officers’ Certificate instructing the trustee and the paying agent whether payments of principal of or interest on the New Notes due on such interest payment date shall be without deduction or withholding for or on account of any Taxes by the Tax Jurisdictions. If any such deduction or withholding shall be required, at least 20 days prior to such interest payment date (unless the obligation to pay Additional Amounts arises after the 20th day prior to the payment date, in which case the Company or the relevant Guarantor shall notify the trustee and the paying agent in writing promptly thereafter), the Company, or the relevant Guarantor, as applicable, will furnish the trustee and the paying agent with an Officers’ Certificate that specifies the amount, if any, required to be withheld on such payment to holders of the New Notes. If the Company or any Guarantor is obligated to pay Additional Amounts with respect to such payment, the Officers’ Certificate must also set forth any other information reasonably necessary to enable the paying agent to pay Additional Amounts to the holders on the relevant payment date. For these purposes, any Officers’ Certificate required by the New Indentures to be provided to the trustee and any paying agent shall be deemed to be duly provided if telecopied to the trustee and such paying agent.
          The Company or the relevant Guarantor, as applicable, will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Company or the relevant Guarantor, as applicable, will obtain official receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld, or, if such receipts are not obtainable, such other documentation reasonably acceptable to the trustee. The Company, or the relevant Guarantor, as applicable, shall furnish to the trustee the official receipts (or a certified copy of the official receipts or other such documentation, as applicable) evidencing payment of Taxes. The Company or the relevant Guarantor, as applicable, will attach to each certified copy or other such documentation, as applicable, a certificate stating (x) that the amount of such Tax evidenced by the certified copy was paid in connection with payments under or with respect to the New Notes then outstanding upon which such Taxes were due and (y) the amount of such withholding tax paid per $1,000 of principal amount of the New Notes. Copies of such receipts or other such documentation, as applicable, shall be made available to holders of the New Notes upon request.
          The Company and the relevant Guarantor, as applicable, shall promptly pay when due, and indemnify the holder for, any present or future stamp, issue, registration, court and/or documentary taxes, and/or any other excise taxes, similar charges or similar levies imposed by the Tax Jurisdictions on the execution, delivery, registration or enforcement of any of the New Notes, the New Indentures, any Note Guaranty or any other document or instrument referred to herein or therein.
          The Company and the relevant Guarantor, as applicable, will indemnify and hold harmless each holder of New Notes and, upon written request of any holder of New Notes, reimburse each such holder, for the amount of:
     (1) any Taxes (other than Taxes excluded under clauses (a) through (i) levied or imposed and paid by such holder as a result of payments made on or with respect to the New Notes; provided that reasonable supporting documentation is provided; and

     (2) any Taxes (other than Taxes excluded under clauses (a) through (i)) levied or imposed with respect to any reimbursement under the foregoing clause (1), so that the net amount received by such holder after such reimbursement will not be less than the net amount the holder would have received if Taxes (other than Taxes excluded under clauses (a) through (i)) on such reimbursement had not been imposed.
          Any payments made pursuant to the preceding sentence will be treated as Additional Amounts for all relevant purposes.
Optional Tax Redemption
          The New Notes may be redeemed at the Company’s election, as a whole, but not in part, by the giving of notice as provided in the New Indentures, at a price equal to the outstanding principal amount thereof, together with any Additional Amounts then due and that will become due on the redemption date as a result of the redemption and accrued and unpaid interest to the redemption date, if (1) as a result of any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of the relevant Tax Jurisdiction, or any change in the official application, administration or interpretation of such laws, regulations or rulings in the relevant Tax Jurisdiction, the Company or the relevant Guarantor, as applicable, has or will become obligated to pay any Additional Amounts on the New Notes in excess of the Additional Amounts the Company would be obligated to pay if payments made on the New Notes were subject to withholding or deduction of Mexican taxes at a rate of 4.9% (“Excess Additional Amounts”), (2) such change or amendment is announced on or after the Issue Date (or, if the relevant Tax Jurisdiction has changed since the date of the New Indentures, the date on which the then current Tax Jurisdiction became the applicable Tax Jurisdiction under the New Indentures), (3) such obligation would have arisen absent a further issuance of the New Notes pursuant to the New Indentures, and (4)  such obligation cannot be avoided by the Company or the relevant Guarantor, as applicable, taking reasonable measures available to it (including, without limitation, changing the jurisdiction from or through which payments are made); provided, however, that no such notice of redemption shall be given earlier than 60 days prior to the earliest date on which the Company or the relevant Guarantor, as applicable, would be obliged to pay such Excess Additional Amounts. Prior to the giving of any notice of redemption of the New Notes pursuant to the foregoing, the Company will deliver to the trustee (1) an Officers’ Certificate stating that the conditions precedent to the right of the Company to so redeem have occurred and that the obligation to pay Excess Additional Amounts cannot be avoided by the Company by taking commercially reasonable measures available to it, and (2) a written opinion of independent legal counsel of recognized standing in the relevant Tax Jurisdiction to the effect that the Company has become obligated to pay Excess Additional Amounts as a result of a change or amendment described above.
Mandatory Redemption from Equity Issuances
          In the event that the yield-to-maturity of the New Notes, based on the average closing trading prices of the New Notes during the 20 business days immediately preceding the receipt of the proceeds from any issuance of Capital Stock (not including any the Capital Stock issued upon conversion of New MCDs), is higher than 9%, the Company shall be required to apply 25% of the cash proceeds from such issuance of Capital Stock, within 60 days of the receipt of such proceeds, to either (at the discretion of the Company):
     (a) prepay or redeem the New 2019 Notes and/or the remaining New MCDs in whole or in part (a “Mandatory Redemption”) at par; or
     (b) repurchase the New Notes through Market Purchases.
          If fewer than all of the New Notes are being redeemed, the trustee will select the New Notes to be redeemed pro rata, by lot or by any other method the trustee in its sole discretion deems fair and appropriate, in denominations of $1,000 principal amount and multiples thereof. Upon surrender of any New Note redeemed in part, the holder will receive a New Note equal in principal amount to the unredeemed portion of the surrendered New Note. Once notice of redemption is sent to the holders, New Notes called for redemption become due and payable at the redemption price on the redemption date, and, commencing on the redemption date, New Notes redeemed will cease to accrue interest.

Financial Reports
          The Company shall provide to the trustee and to the holders of the New Notes:
     (1) annual consolidated financial statements audited by an internationally recognized firm of independent public accountants within 120 days after the end of the Company’s fiscal year, and unaudited quarterly consolidated financial statements (including a balance sheet, income statement and cash flow statement for the fiscal quarter or quarters then ended and the corresponding fiscal quarter or quarters from the prior year) within 60 days of the end of each of the first three fiscal quarters of each fiscal year. These annual and quarterly consolidated financial statements will be (a) prepared in accordance with Mexican GAAP, provided that the application of Mexican GAAP is consistent, and (b) accompanied by a “management discussion and analysis” or other report of management providing an overview in reasonable detail of the results of operations and financial condition of the Company and its Subsidiaries for the periods presented. English translations will be provided of any of the foregoing documents prepared in another language; and
     (2) if applicable, copies (including English translations of documents prepared in another language) of public filings which reasonably would be material to the holders of New Notes made with any securities exchange or securities regulatory agency or authority within ten (10) days of such filing; provided, however, that the Company will not be required to so provide copies of (a) public filings which may be obtained from the U.S. Securities and Exchange Commission (the “SEC”) via the EDGAR System or its successor or (b) annual reports filed (in Spanish) with the CNBV.
          None of the information provided pursuant to the preceding numbered paragraphs shall be required to comply with Regulation S-K as promulgated by the SEC.
Reports to Trustee
          The Company will deliver to the trustee under each of the New Indentures:
     (1) within 120 days after the end of each fiscal year a certificate stating that the Company has fulfilled its obligations under the New Indentures or, if there has been a Default or MCD Default, as applicable, specifying the Default or MCD Default, as applicable and its nature and status; and
     (2) as soon as possible and in any event within 30 days after the Company becomes aware or should reasonably become aware of the occurrence of a Default or MCD Default, as applicable an Officers’ Certificate setting forth the details of the Default or MCD Default, as applicable and the action which the Company proposes to take with respect thereto.
     (3) if the Company or any of its Restricted Subsidiaries adopts IFRS in lieu of Mexican GAAP, within 30 days of the earlier of the dates on which quarterly or annual consolidated financial statements are provided to (i) the Trustee or (ii) the CNBV,
          (i) a description of the material differences between IFRS and Mexican GAAP to the extent they impact the covenants under the New Indentures, and
          (ii) a description of any differences between the calculation of Leverage Ratio and Excess Cash Flow under (x) IFRS and (y) Mexican GAAP;
     (4) the reports required to be provided in accordance with the covenant described under the caption “—Excess Cash Flow.”

No Liability of Directors, Officers, Employees, Incorporators, Members and Stockholders
          No director, officer, employee, incorporator, member or stockholder of the Company or any Guarantor, as such, will have any liability for any obligations of the Company or such Guarantor under the New Notes, any Note Guaranty or the New Indentures or for any claim based on, in respect of, or by reason of, such obligations. Each holder of New Notes by accepting a New Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the New Notes. This waiver may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy.
Amendments and Waivers
          Amendments Without Consent of Holders. The Company and the trustee may amend or supplement the New Indentures or the New Notes without notice to or the consent of any holder:
     (1) to cure any ambiguity, defect or inconsistency in the New Indentures or the New Notes;
     (2) to comply with the covenant described under the caption “—Certain Covenants—Consolidation, Merger and Sale of Assets”;
     (3) to comply with any requirements of the SEC in connection with the qualification of the New Indentures under the Trust Indenture Act;
     (4) to evidence and provide for the acceptance of an appointment by a successor trustee;
     (5) to provide for uncertificated notes in addition to or in place of certificated notes, provided that the uncertificated notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated notes are described in Section 163(f)(2)(B) of the Code;
     (6) to provide for any Guarantee of the New Notes, to secure the New Notes or to confirm and evidence the release, termination or discharge of any Guarantee of or Lien securing the New Notes when such release, termination or discharge is permitted by the New Indentures;
     (7) to conform the text of the New Indentures or the New Notes to any provision of this “Description of the New Notes”; or
     (8) to make any change that would provide any additional rights or benefits to the holders or that does not materially and adversely affect the rights of any holder.
          Amendments With Consent of Holders. Each of the New Indentures operates independent of the other with respect to the following: (a) Except as otherwise provided in “—Default and Remedies—Consequences of a Default” or paragraph (b), the Company and the trustee may amend the relevant New Indenture and the New 2019 Notes or the New MCDs, as the case may be, with the written consent of the holders of a majority in principal amount of the outstanding New 2019 Notes or the New MCDs, as the case may be, and the holders of a majority in principal amount of the outstanding New 2019 Notes or the New MCDs, as the case may be, may waive future compliance by the Company with any provision of the relevant New Indentures or the New 2019 Notes or the New MCDs, as the case may be.
          (b) Notwithstanding the provisions of paragraph (a), without the consent of each holder affected, an amendment or waiver may not:
     (1) reduce the principal amount of or change the Stated Maturity of any installment of principal of any New 2019 Note or New MCD, as the case may be,

     (2) reduce the rate of or change the Stated Maturity of any interest payment on any New 2019 Note or New MCD, as the case may be,
     (3) reduce the amount payable upon, or discount applicable to, the redemption of any New 2019 Notes or the New MCDs, as the case may be, or change the time of any mandatory redemption, or modify, amend or waive the obligations to make mandatory prepayments of the New Notes in accordance with “—Excess Cash Sweep”, in a manner materially adverse to the holders of the New 2019 Notes or the New MCDs, as the case may be, or, in respect of an optional redemption, the times at which any New 2019 Note or New MCD, as the case may be, may be redeemed or, once notice of redemption has been given, the time at which it must thereupon be redeemed,
     (4) after the time an Offer to Purchase is required to have been made, reduce the purchase amount or purchase price, or extend the latest expiration date or purchase date thereunder,
     (5) change the place or currency of payment of principal of, or any premium or interest on, any New 2019 Note or New MCD, as the case may be,
     (6) reduce the percentage in principal amount of outstanding New 2019 Notes or the New MCDs, as the case may be, necessary for modifications or waiver of compliance with certain provisions of the relevant New Indenture or for waiver of certain defaults under the relevant New Indenture and their consequences;
     (7) (i) reduce the percentage in principal amount of outstanding New 2019 Notes or the New MCDs, as the case may be, that is required for the adoption of a resolution at a meeting of holders of such New Notes, (ii) reduce the percentage in principal amount of outstanding New 2019 Notes or the New MCDs, as the case may be, that is required for a quorum at a meeting of holders of such New Notes, or (iii) reduce the percentage in principal amount of outstanding New 2019 Notes or the New MCDs, as the case may be, that is required to request the calling of a meeting of holders of such New Notes;
     (8) modify any prepayment or redemption provision in a manner that alters the pro rata sharing of payments required thereby;
     (9) impair the right of any holder of New 2019 Notes or the New MCDs, as the case may be, to receive any principal payment or interest payment on such holder’s New 2019 Notes or the New MCDs, as the case may be, on or after the Stated Maturity thereof, or to institute suit for the enforcement of any such payment,;
     (10) modify or change any provision of the relevant New Indenture affecting the ranking of the New 2019 Notes or the New MCDs, as the case may be, or any relevant Note Guaranty in a manner adverse to the holders of the New 2019 Notes or the New MCDs, as the case may be,, or waive or amend the provision in the relevant New Indenture requiring that the New 2019 Notes or the New MCDs, as the case may be, rank pari passu with all other senior unsecured debt of the Company;
     (11) make any change in the provisions of the New Indentures described under “—Additional Amounts” or “—Optional Tax Redemption” that adversely affects the rights of any holder or amend the terms of the New 2019 Notes or the New MCDs, as the case may be, or the relevant New Indenture in a way that would result in the loss of an exemption from any of the Taxes described thereunder or would otherwise adversely affect any holder for United States or Mexican tax purposes;
     (12) modify the governing law or jurisdiction applicable to the relevant New Indenture;
     (13) make any change in any Note Guaranty that would adversely affect the holders; or
     (14) terminate or deprive any holders of the New 2019 Notes or the New MCDs, as the case may be, of the benefit of any Liens on assets that, individually or in the aggregate, have a fair market value of $10.0 million or more.

          It is not necessary for holders to approve the particular form of any proposed amendment, supplement or waiver, but is sufficient if their consent approves the substance thereof.
          Neither the Company nor any of its Subsidiaries or Affiliates may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the New Indentures or the New Notes of a series unless such consideration is offered to be paid or agreed to be paid to all holders of the New Notes of such series that consent, waive or agree to amend such term or provision within the time period set forth in the solicitation documents relating to the consent, waiver or amendment.
Defeasance and Discharge
          The Company may discharge certain of its obligations under a series of the New Notes and the New Indentures by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the New Notes of such series to maturity or redemption within sixty days, subject to meeting certain other conditions.
          The Company may also elect to
     (1) discharge most of its obligations in respect of a series of the New Notes and the New Indentures, not including obligations related to the defeasance trust or to the replacement of New Notes or its obligations to the trustee (“legal defeasance”) or
     (2) discharge its obligations with respect to a series of New Notes under most of the covenants and under clauses (3) and (4) of the sections captioned “—Consolidation, Merger, Lease or Sale of Assets” under each of “New 2019 Notes” and “New MCDs” (and the events listed in clauses (3), (4), (5) and (6) under “—Default and Remedies—Events of Default” under each of “New 2019 Notes” and “New MCDs” and, in the case of a covenant defeasance of the New 2019 Notes, clause (9) under “New 2019 Notes—Default and Remedies—Events of Default”, will no longer constitute Events of Default) (“covenant defeasance”)
by irrevocably depositing in trust with the trustee money or U.S. Government Obligations sufficient to pay principal of and interest on the New Notes of such series to maturity or redemption and by meeting certain other conditions, including delivery to the trustee of either a ruling received from the Internal Revenue Service or an Opinion of Counsel to the effect that the holders of New Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case. In the case of legal defeasance, such an opinion could not be given absent a change of law after the date of the New Indentures. The defeasance would in each case be effective when 123 days have passed since the date of the deposit in trust.
          In the case of either discharge or defeasance, the Note Guaranties with respect to such series of New 2019 Notes, if any, will terminate.
Enforceability of Judgments
          Since the Company is organized under the laws of Mexico and the Subsidiaries of the Company may be incorporated in various non-U.S. jurisdictions, including Mexico, and all of their directors and substantially all of their officers and certain of the experts named herein are non-U.S. residents, and all or a significant portion of the assets of those persons may be, and the most significant portion of the Company’s and Subsidiaries’ assets are, located outside the United States, it may not be possible for investors to effect service of process within the United States upon those persons or to enforce against them or against the Company or the Subsidiaries in U.S. courts judgments predicated upon civil liability provisions of the US. federal or state securities laws. See “Enforceability of Civil Liabilities.”

          An obligation denominated in a currency other than Mexican currency which is payable in Mexico may be satisfied through the payment of Mexican currency at the rate of exchange determined and published by Banco de México (the Bank of Mexico), or the Central Bank, in effect on the date such payment occurs. Pursuant to the Ley Monetaria de los Estados Unidos Mexicanos (Mexican Monetary Law), in the event that proceedings are brought in Mexico seeking to enforce the obligations of the Company and/or each of the Guarantors under the New Notes, the Company or any Guarantors would not be required to discharge such obligations in Mexico in a currency other than Mexican currency, and any difference resulting from the conversion of such Mexican currency into U.S. dollars may not be claimed from or enforced against the Company or such Guarantors. The exchange currency rate is currently determined by the Central Bank every business banking day in Mexico, published the second following business banking day in the Official Gazette of the Federation (Diario Oficial de la Federación).
Currency Indemnity
          U.S. dollars are the sole currency of account and payment for all sums payable by the Company or the Guarantors under or in connection with the New Notes, including damages. Any amount received or recovered in a currency other than dollars (whether as a result of, or of the enforcement of, a judgment or order of a court of any jurisdiction, in the winding up or dissolution of the Company or the Guarantors or otherwise) by any holder of a New Note in respect of any sum expressed to be due to it from the Company or the Guarantors shall constitute a discharge to the Company or the Guarantors only to the extent of the dollar amount which the recipient is able to purchase with the amount so received or recovered in that other currency on the date of that receipt or recovery (or, if it is not practicable to make that purchase on that date, on the first date on which it is practicable to do so). If that dollar amount is less than the dollar amount expressed to be due to the recipient under any New Note, the Company or the Guarantors shall indemnify the recipient against any loss sustained by it as a result. In any event, the Company or the Guarantors shall indemnify the recipient against the cost of making any such purchase. For the purposes of this paragraph, it will be sufficient for the holder of a New Note to certify in a satisfactory manner (indicating the sources of information used) that it would have suffered a loss had an actual purchase of dollars been made with the amount so received or recovered in that other currency on the date of receipt or recovery (or, if a purchase of dollars on such date had not been practicable, on the first date on which it would have been practicable, it being required that the need for a change of date be certified in the manner mentioned above). These indemnities constitute a separate and independent obligation from the other obligations of the Company or the Guarantors, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any holder of a New Note and shall constitute in full force and effect despite any other judgment, order, claim or proof for a liquidated amount in respect of any sum due under any New Note.
Concerning the Trustee
          The Bank of New York Mellon will be the trustee under each of the New Indentures. A Mexican institution (expected to be The Bank of New York Mellon, S.A., Institución de Banca Múltiple) will be the common representative for the New MCDs. There may be minor changes in the Description of the New Notes to accommodate input from the applicable trustee or common representative and its respective counsel that is not materially adverse to the holders. Except during the continuance of an MCD Event of Default or an Event of Default with respect to the New 2019 Notes, the trustee need perform only those duties that are specifically set forth in the New Indentures and no others, and no implied covenants or obligations will be read into the New Indentures against the trustee. In case an MCD Event of Default or an Event of Default with respect to the New 2019 Notes has occurred and is continuing, the trustee shall exercise those rights and powers vested in it by the New Indentures, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs. No provision of the New Indentures will require the trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties thereunder, or in the exercise of its rights or powers, unless it receives indemnity satisfactory to it against any loss, liability or expense.
          The Indenture and provisions of the Trust Indenture Act incorporated by reference therein contain limitations on the rights of the trustee, should it become a creditor of any obligor on the New Notes, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee is permitted to engage in other transactions with the Company and its Affiliates; provided that if it acquires any conflicting interest it must either eliminate the conflict within 90 days, apply to the Commission for permission to continue, or resign.
Certain Transfer Restrictions
          Any New Notes issued in exchange for the DFI Claims or Other Debt will not be registered under the Securities Act and may not be offered, sold or delivered in the United States or to, or for the account or benefit of, any U.S. person, except pursuant to an effective registration statement or in a transaction not subject to the registration requirements of the Securities Act or in accordance with an applicable exemption from the registration requirements thereof. Accordingly, the New Notes issued in exchange for the DFI Claims and Other Debt are being offered and sold only pursuant to Regulation S.
          Each holder acquiring such New Notes will be deemed to have represented and agreed that it understands that with respect to any transfer of interests in a Regulation S note, on or prior to the 40th day after the Issue Date, if to a transferee who takes delivery in the form of an interest in a restricted note, the Trustee will require written certification from the transferee or transferor, as the case may be, to the effect that (i) such transferee is acquiring the New Notes for its own account or for accounts as to which it exercises sole investment discretion and that it and, if applicable, each such account is a qualified institutional buyer within the meaning of Rule 144A, in each case, in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities laws of any state of the United States or any other jurisdiction or (ii) the transferor did not acquire such New Notes as part of the initial distribution thereof and the transfer is being effected pursuant to and in accordance with an applicable exemption from the registration requirements of the Securities Act and the transferor has delivered to the Trustee such additional evidence that Vitro or the Trustee may require as to compliance with such available exemption.
Book-Entry; Delivery and Form
          The New 2019 Notes will be, issued in fully registered global form in minimum denominations of $2,000 principal amount and integral multiples of $1,000 in excess thereof. Each of the New 2019 Notes and the New MCDs initially will be represented by a single permanent global certificate (which may be subdivided) without interest coupons (together with the global certificates that were issued for the Old Notes on the Issue Date, the “Global Notes”).
          The Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee for credit to an account of a direct or indirect participant in DTC, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), as described below under “—Depositary Procedures.”
          Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for New Notes in certificated form except in the limited circumstances described below under “—Exchange of Book-Entry Notes for Certificated Notes.”
          Transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.
          The trustee is not required (i) to issue, register the transfer of or exchange any New Note for a period of 15 days before a selection of New Notes to be redeemed or purchased pursuant to the Concurso Plan, (ii) to register the transfer of or exchange any New Note so selected for redemption or purchase in whole or in part, except, in the case of a partial redemption or purchase, that portion of any New Note not being redeemed or purchased, or (iii) if a redemption or a purchase pursuant to the Concurso Plan is to occur after a regular record date but on or before the corresponding interest payment date, to register the transfer or exchange of any New Note on or after the regular record date and before the date of redemption or purchase.

          No service charge will be imposed in connection with any transfer or exchange of any New Note, but the Company may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith.
Depositary Procedures
          The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the systems or their participants directly to discuss these matters.
          DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants. DTC has no knowledge of the identity of beneficial owners of securities held by or on behalf of DTC. DTC’s records reflect only the identity of Participants to whose accounts securities are credited. The ownership interests and transfer of ownership interests of each beneficial owner of each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
          Pursuant to procedures established by DTC:
•	upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

•	ownership of such interests in the Global Notes will be maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interests in the Global Notes).
          Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and Clearstream) that are Participants or Indirect Participants in such system. Euroclear and Clearstream will hold interests in the New Notes on behalf of their participants through customers’ securities accounts in their respective names on the books of their respective depositaries, which are Euroclear Bank, S.A./N.V., as operator of Euroclear, and Citibank, N.A., as operator of Clearstream. The depositaries, in turn, will hold interests in the New Notes in customers’ securities accounts in the depositaries’ names on the books of DTC.
          All interests in a Global Note, including those held through Euroclear or Clearstream, will be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream will also be subject to the procedures and requirements of these systems. The laws of some states require that certain persons take physical delivery of certificates evidencing securities they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of beneficial owners of interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the New Notes, see “—Exchange of Book-Entry Notes for Certificated Notes.”

          Except as described below, owners of interests in the Global Notes will not have New Notes registered in their names, will not receive physical delivery of New Notes in certificated form and will not be considered the registered owners or holders thereof under the New Indentures for any purpose.
          Payments in respect of the principal of and premium, if any, and interest on a Global Note registered in the name of DTC or its nominee will be payable by the trustee (or the Paying Agents if other than the trustee) to DTC in its capacity as the registered holder under the Indenture. The Company and the trustee will treat the persons in whose names the New Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, none of the Company, the trustee or any agent of the Company or the trustee has or will have any responsibility or liability for:
•	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

•	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
          DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the New Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date in amounts proportionate to their respective holdings in the principal amount of the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of New Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the New Notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
          Except for trades involving only Euroclear and Clearstream participants, interests in the Global Notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants.
          Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.
          Cross-market transfers between Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by their depositaries. Cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the ease may be, by the counterparty in that system in accordance with the rules and procedures and within the established deadlines (Brussels time) of that system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositaries to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.
          Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited and reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a Business Day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a

Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the Business Day for Euroclear or Clearstream following DTC’s settlement date.
          DTC has advised the Company that it will take any action permitted to be taken by a holder of New Notes only at the direction of one or more Participants to whose account with DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of the New Notes as to which such Participant or Participants has or have given such direction.
          Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and the procedures may be discontinued at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.
          The information in this section concerning DTC, Euroclear and Clearstream and their book-entry systems has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.
Exchange of Book-Entry Notes for Certificated Notes
          The Global Notes are exchangeable for certificated notes in definitive, fully registered form without interest coupons (the “Certificated Notes”) only in the following limited circumstances:
•	DTC notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or DTC ceases to be a clearing agency registered under the Exchange Act at a time when DTC is required to be so registered in order to act as depositary, and in each ease the Company fails to appoint a successor depositary within 90 days of such notice;

•	the Company notifies the trustee in writing that the Global Notes shall be so exchangeable; or

•	if there shall have occurred and be continuing an MCD Event of Default or an Event of Default with respect to the New 2019 Notes and the trustee has received a request from DTC.
In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of DTC (in accordance with its customary procedures).
Same Day Settlement and Payment
          The New Notes represented by the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such New Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any certificated notes will also be settled in immediately available funds.
Governing Law
          The New Indentures, including any Note Guaranties, and the New Notes shall be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions
          “80% Owned Subsidiary” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary 80% or more of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by the Company and one or more Restricted Subsidiaries (or a combination thereof).
          “Acquired Debt” means Debt of a Person existing at the time the Person merges with or into or becomes a Restricted Subsidiary and not Incurred in connection with, or in contemplation of, the Person merging with or into or becoming a Restricted Subsidiary.
          “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
          “Asset Sale” means any sale, lease, transfer or other disposition of any assets by the Company or any Restricted Subsidiary, including by means of a merger, consolidation or similar transaction and including any sale or issuance of the Equity Interests of any Restricted Subsidiary (each of the above referred to as a “disposition”), provided that the following are not included in the definition of “Asset Sale”:
     (1) a disposition to the Company or a Substantially Wholly Owned Restricted Subsidiary, including the sale or issuance by the Company or any Restricted Subsidiary of any Equity Interests of any Restricted Subsidiary to the Company or any Substantially Wholly Owned Restricted Subsidiary;
     (2) the disposition by the Company or any Restricted Subsidiary in the ordinary course of business of (i) cash and cash management investments, (ii) inventory and other assets acquired and held for resale in the ordinary course of business, (iii) damaged, worn out or obsolete assets, or (iv) rights granted to others pursuant to leases or licenses;
     (3) the sale or discount of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;
     (4) a transaction covered by the provisions under the caption “—New 2019 Notes—Consolidation, Merger, Lease or Sale of Assets”;
     (5) a Restricted Payment permitted under the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Restricted Payments” or a Permitted Investment;
     (6) a Sale and Leaseback Transaction;
     (7) dispositions of accounts receivable and related assets in connection with a Permitted Receivables Financing;
     (8) foreclosures on Liens that are permitted under the covenant described under the caption “Limitation on Liens” above; and
     (9) dispositions of assets with an aggregate fair market value of less than $5.0 million in any 12-month period.
          “Attributable Debt” means, in respect of a Sale and Leaseback Transaction, the present value, discounted at the interest rate implicit in the Sale and Leaseback Transaction, of the total obligations of the lessee for rental payments during the remaining term of the lease in the Sale and Leaseback Transaction.

          “Average Life” means, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of (x) the number of years from the date of determination to the dates of each successive scheduled principal payment of such Debt and (y) the amount of such principal payment by (ii) the sum of all such principal payments.
          “Board of Directors” means the board of directors of the Company.
          “Board Resolution” means a resolution duly adopted by the Board of Directors, in accordance with the by-laws of the Company, and all applicable requirements of law, certified by the Secretary of the Company, to have been duly adopted by the Board of Directors thereof and to be in full force and effect on the date of such certification.
          “Business Day” means any day other than a Saturday or Sunday, or a day on which commercial banking institutions in The City of New York or Mexico City are authorized or required by law, regulation or executive order to remain closed.
          “Capital Lease” means, with respect to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with Mexican GAAP is required to be capitalized on the balance sheet of such Person.
          “Capital Lease Obligation” means the discounted present value of the rental obligations of a Person under a Capital Lease.
          “Capital Stock” means, with respect to any Person, any and all shares of stock of a corporation, partnership interests or other equivalent interests (however designated, whether voting or non-voting) in such Person’s equity, entitling the holder to receive a share of the profits and losses, and a distribution of assets, after liabilities, of such Person.
          “Cash Equivalents” means
     (1) direct obligations of the United States of America or any agency or instrumentality thereof with a maturity of 365 days or less from the date of acquisition and other obligations issued or directly and fully Guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);
     (2) demand deposits, time deposits, certificates of deposit or Eurodollar deposits with a maturity of 365 days or less from the date of acquisition of any financial institution which at the date of acquisition has outstanding indebtedness rated at least “A-” by S&P or at least “A3” by Moody’s (or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists because neither of the foregoing then rates obligations of the type described in this clause, the equivalent of such rating by any other United States nationally recognized securities rating agency);
     (3) commercial paper with a maturity of 180 days or less from the date of acquisition of an issuer which at the date of acquisition has outstanding indebtedness rated at least “A-l” by Standard & Poor’s Rating Group or at least “P-l” by Moody’s (or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists because neither of the foregoing then rates obligations of the type described in this clause, the equivalent of such rating by any other United States nationally recognized securities rating agency);
     (4) repurchase agreements and reverse repurchase agreements relating to marketable obligations directly or indirectly issued or unconditionally guaranteed by the United States of America or issued by any agency thereof and backed by the full faith and credit of the United States government, in each case maturing within one year from the date of acquisition; provided, however, that the terms of such agreements comply with the guidelines set forth in the Federal Financial Agreements of Depository Institutions with Securities Dealers and Others, as adopted by the Comptroller of the Currency;

     (5) securities with maturities of six months or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at the date of acquisition at least “A-” by S&P or “A3” by Moody’s (or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody’s then exists because neither of the foregoing then rates obligations of the type described in this clause, the equivalent of such rating by any other United States nationally recognized securities rating agency);
     (6) instruments backed by letters of credit of institutions satisfying the requirements of clause (2) above;
     (7) Certificados de la Tesorería de la Federación (Cetes), Bonos de Desarrollo del Gobierno Federal (Bondes) or Bonos Ajustables del Gobierno Federal (Ajustabonos), in each case, issued by the government of Mexico;
     (8) any other instruments issued or guaranteed by the government of Mexico and denominated and payable in pesos;
     (9) any investment in any fund substantially all the assets of which consist of investments of the type described in clauses (1) through (8) above;
     (10) repurchase agreements or reverse repurchase agreements relating to marketable obligations of a type described in clause (7) or (8) above or with a bank described in clause (11) below; and
     (11) demand deposits, certificates of deposit, time deposits and bankers’ acceptances maturing not more than 180 days (or 365 days in the case of subclause (A)(I) or (B)(I) of this clause 11) after the acquisition thereof (A) denominated in pesos and issued by (I) any of the five top-rated banks (as evaluated by any internationally recognized rating agency) organized under the laws of Mexico or any other state thereof, or (II) any such bank which at the date of acquisition is a lender to or has made available a line of credit to (in each case in an amount equal to or greater than the amount of the proposed acquisition), the Company or any of its Restricted Subsidiaries, (B) in any jurisdiction other than Mexico where the Company or any of its Restricted Subsidiaries conducts business and (I) issued by one of the three largest banks doing business in such jurisdiction, or (II) any such bank in such jurisdiction which at the date of acquisition is a lender to or has made available a line of credit to (in each case in an amount equal to or greater than the amount of the proposed acquisition), the Company or any of its Restricted Subsidiaries, or (C) issued by any bank which at the date of acquisition is a lender to or has made available a line of credit to the Company or any of its Restricted Subsidiaries and which is not under intervention, receivership or any similar arrangement at the time of acquisition; provided that the aggregate amount of all such demand deposits, certificates of deposit, time deposits and bankers’ acceptances acquired in accordance with this clause (C) does not exceed $50.0 million at any one time or (D) issued by any bank which at the date of acquisition has an outstanding loan to the Company or any of its Restricted Subsidiaries in an aggregate principal amount at least equal to the aggregate principal amount of such demand deposit, certificate of deposit, time deposit or bankers’ acceptance.
          “Change of Control” means
     (1) the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company or the merger of any Person with or into a Subsidiary of the Company if Capital Stock of the Company is issued in connection therewith, or the sale of all or substantially all the assets of the Company to another Person (in each case, unless such other Person is a Permitted Holder) unless (x) holders of a majority of the aggregate voting power of the Voting Stock of the Company immediately prior to such transaction, hold securities of the surviving or transferee Person that represent, immediately after such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person or (y) (i) the surviving or transferee Person is (A) an internationally-recognized entity organized or existing under the laws of Mexico, a member of the European Union or any state of the United

States of America or the District of Columbia engaged in a Permitted Business whose Capital Stock is publicly-traded on the New York Stock Exchange, the London Stock Exchange or any other internationally-recognized stock exchange, or (B) a Subsidiary of an entity described in the preceding clause (A) whose Consolidated Net Worth is at least substantially the same as the Consolidated Net Worth of the Company (or of all or substantially all of its assets, as the case may be) immediately prior to such merger, consolidation or sale, and (ii) immediately following such merger, consolidation or sale, on a pro forma basis, the Leverage Ratio of the surviving Person is no greater than the Leverage Ratio of the Company immediately prior to such merger, consolidation or sale; or
     (2) any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rules 13d-3 under the Exchange Act), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company.
          “Commission” means the United States Securities and Exchange Commission.
          “Common Stock” means Capital Stock not entitled to any preference on dividends or distributions, upon liquidation or otherwise.
          “Consolidated Net Income” means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined on a consolidated basis in conformity with Mexican GAAP provided that the following (without duplication) will be excluded in computing Consolidated Net Income:
     (1) the net income (or loss) of any Person that is not a Restricted Subsidiary, except to the extent of the lesser of:
     (x) the dividends or other distributions actually paid in cash to the Company or any of its Restricted Subsidiaries (subject to clause (3) below) by such Person during such period, and
     (y) the Company’s pro rata share of such Person’s net income earned during such period;
     (2) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income would not have been permitted for the relevant period by charter or by any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary;
     (3) any net after-tax gains (or losses) attributable to Asset Sales;
     (4) any net after-tax extraordinary gains (or losses); and
     (5) the cumulative effect of a change in accounting principles.
In calculating the aggregate net income (or loss) of the Company and its Restricted Subsidiaries on a consolidated basis, income attributable to Unrestricted Subsidiaries will be excluded altogether.
          “Consolidated Net Tangible Assets” means the total amount of assets of the Company and its Restricted Subsidiaries, less applicable depreciation, amortization and other valuation reserves, after deducting therefrom:
     (1) all current liabilities, excluding intercompany items, and
     (2) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles,

          all as set forth on the most recent quarterly or annual consolidated balance sheet of the Company and its Restricted Subsidiaries prepared in accordance with Mexican GAAP.
          “Consolidated Net Worth” means, with respect to any Person, at any date of determination, the consolidated stockholder’s equity of such Person (and, in the case of the Company, the Company and its Restricted Subsidiaries), calculated excluding
     (1) any amounts attributable to Disqualified Stock,
     (2) treasury stock, and
     (3) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern business made in accordance with Mexican GAAP as a result of the acquisition of such business) subsequent to the date of the New Indentures in the book value of any asset.
          “Conversion Agent” means, the trustee under the New MCD Indenture, as appointed by the Company.
          “Debt” means, with respect to any Person, without duplication,
     (1) all indebtedness of such Person for borrowed money;
     (2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;
     (3) all obligations of such Person in respect of letters of credit, bankers’ acceptances or other similar instruments, excluding obligations in respect of trade letters of credit or bankers’ acceptances issued in respect of Trade Payables to the extent not drawn upon or presented, or, if drawn upon or presented, the resulting obligation of the Person is paid within 10 Business Days;
     (4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services which are recorded as liabilities under Mexican GAAP, excluding Trade Payables arising in the ordinary course of business;
     (5) all obligations of such Person as lessee under Capital Leases, including all Attributable Debt under a Sale and Leaseback Transaction under which such Person is a lessee;
     (6) all Debt of other Persons Guaranteed by such Person to the extent so Guaranteed (including under Project Finance Guarantees);
     (7) all Debt of other Persons secured by a Lien on any asset of such Person, whether or not such Debt is assumed by such Person;
     (8) Disqualified Stock of such Person;
     (9) all obligations of such Person under Hedging Agreements;
     (10) all sales of account receivables of such person (including under any Permitted Receivables Financing) together with any obligation of such Person to pay any discount, interest, fees, indemnities, penalties, recourse, expenses or other amounts in connection therewith (except to the extent such sales of account receivables are Non-Recourse Debt); and
     (11) the net present value of all future payments of such Person under operating leases; provided that (i) an operating lease will only be counted as Debt if the nominal value of the payments due under such operating lease and any other substantially related operating lease in any given calendar year exceeds $250,000 and the remaining term of such operating lease is more than 3 years and (ii) the net present value of future payments of operating leases will be calculated using a discount rate of 9% for payments denominated in U.S. dollars and 12% for payments denominated in any other currency.
The amount of Debt of any Person will be deemed to be:
     (A) with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation;
     (B) with respect to Debt secured by a Lien on an asset of such Person but not otherwise the obligation, contingent or otherwise, of such Person, the lesser of (x) the fair market value of such asset on the date the Lien attached and (y) the amount of such Debt;
     (C) with respect to any Debt issued with original issue discount, the face amount of such Debt less the remaining unamortized portion of the original issue discount of such Debt, as determined in conformity with Mexican GAAP;
     (D) with respect to any Hedging Agreement, the net amount payable if such Hedging Agreement terminated at that time due to default by such Person; and
     (E) otherwise, the outstanding principal amount thereof.
Notwithstanding the foregoing, “Debt” shall not include (i) any liability to the Pension Benefit Guaranty Corporation under the term sheet dated January 29, 1997 and entered into in connection with the sale of assets of Anchor Glass Container Corporation (or any definitive agreement in respect thereof or instrument relating thereto), (ii) Trade Payables or (iii) the New MCDs (and any accrued interest thereon).
          “Default” means any event that is, or after notice or passage of time or both would be, an Event of Default with respect to the New 2019 Notes.
          “Disqualified Equity Interests” means Equity Interests that by their terms or upon the happening of any event are:
     (1) required to be redeemed or redeemable at the option of the holder prior to the Stated Maturity of the New Notes for consideration other than Qualified Equity Interests, or
     (2) convertible at the option of the holder into Disqualified Equity Interests or exchangeable for Debt;
provided that Equity Interests will not constitute Disqualified Equity Interests solely because of provisions giving holders thereof the right to require repurchase or redemption upon an “asset sale” or “change of control” occurring prior to the Stated Maturity of the notes if those provisions:
     (A) are no more favorable to the holders than the covenants described above under the captions “—New 2019 Notes—Certain Covenants—Limitation on Asset Sales” and “—New 2019 Notes—Certain Covenants—Repurchase of Notes Upon a Change of Control,” and
     (B) specifically state that repurchase or redemption pursuant thereto will not be required prior to the Company’s repurchase of the notes as required by the New Indentures.
          “Disqualified Stock” means Capital Stock constituting Disqualified Equity Interests.

          “EBITDA” means, for any period, the sum of Consolidated Net Income, plus or minus, as the case may be, without duplication, to the extent such amount was deducted or added, as the case may be, in calculating Consolidated Net Income:
     (1) Interest Expense, plus
     (2) income and alternative minimum tax (IETU) and workers’ profit sharing (other than income taxes (either positive or negative) attributable to extraordinary gains or losses or to gains or losses on sales of assets), plus
     (3) depreciation expense, plus
     (4) amortization expense, plus
     (5) non-cash items related to pension plan liabilities, plus
     (6) extraordinary non-recurring severance payments to employees, plus
     (7) to the extent deducted from Consolidated Net Income, any payments made under any operating lease counted as Debt pursuant to clause (11) of the definition thereof; plus
     (8) any other non-cash items according to Mexican GAAP that are reported below the “operating income (loss)” line on the Company’s consolidated statements of operations, all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with Mexican GAAP.
          “Equity Interests” means all Capital Stock and all warrants or options with respect to, or other rights to purchase, Capital Stock, but excluding Debt convertible into equity other than the New MCDs.
          “Excess Cash Flow” means, for each Calculation Period, without duplication, the amount equal to the sum of the following items for the Company and its 80% Owned Subsidiaries as of the last day of such Calculation Period:
(a) EBITDA increased by the sum of dividends received in cash and interest income; plus/minus
(b) any negative/positive change in the working capital of the Company and its Restricted Subsidiaries; minus
(c) any cash used to make a Qualified Investment in a Subsidiary; minus
(d) the proceeds of any Permitted Receivables Financing received during such Calculation Period; minus
(e) the aggregate amount of Interest Expense in respect of Debt permitted pursuant to the covenant “—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” paid in cash during such Calculation Period from cash generated by operations of the Company or its 80% Owned Subsidiaries (except, for the avoidance of doubt, any Interest Expense in respect of Project Finance Indebtedness); minus
(f) all income taxes and other similar taxes paid in cash during such Calculation Period; minus
(g) all payments that are (i) principal payments in respect of the New Notes or (ii) payments made to permanently repay Debt that is (x) not Subordinated Debt of the Company or a Guarantor or any Debt of a Restricted Subsidiary that is not a Guarantor and (y) permitted pursuant to the covenant “—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” (and in the case of a revolving credit, permanently reduce the commitment thereunder by such amount), in each case owing to a Person other than the Company or any Restricted Subsidiary and in each case paid in cash during such

Calculation Period from cash generated by operations of Company or its 80% Owned Subsidiaries; provided that if a Leverage Compliance Date occurs, the permanent reduction of any amount of Debt permitted to be incurred pursuant to such covenant prior to such Leverage Compliance Date shall be reversed; minus
(h) all Permitted Capital Expenditures paid in cash during such Calculation Period; plus/minus
(i) any cash collateral required to be released/posted during such Calculation Period in connection with Hedging Agreements permitted under the New Indentures; minus
(j) without duplication, severance payments and pension plan obligations paid in cash during such Calculation Period and not included in the calculation of operating income; minus
(k) the amount, if any, necessary to replenish the amount of Unrestricted Cash as of the last day of such Calculation Period to an amount equal to $95.0 million;
provided, however, that for the initial Calculation Period, the amount of Excess Cash Flow shall include all Excess Cash Flow (calculated pursuant to the formula set forth above) for the period commencing on the Value Date through the end of the first fiscal year immediately following the Issue Date.
          For the purposes of determining Excess Cash Flow, to the extent any cash amounts included in items (c) through (k) above are included in the calculation of the change in working capital of the Company and its Restricted Subsidiaries, such amount shall not be duplicated in calculating items (c) through (k) above.
          “Finance Subsidiary” means any Subsidiary of the Company that is designated a “Finance Subsidiary” by the Board of Directors and (i) in the case of a Finance Subsidiary that is created to issue Debt of the Company or a Restricted Subsidiary other than in connection with a Permitted Receivables Financing, does not hold any assets (other than Intercompany Debt) and does not engage in any activity other than issuing such Debt of the Company or its Restricted Subsidiary or issuing Capital Stock, or (ii) in the case of a Finance Subsidiary that is created in connection with a Permitted Receivables Financing, does not hold any assets (other than (x) Intercompany Debt or (y) accounts receivable in connection with such Permitted Receivables Financing) and does not engage in any activity other than issuing Debt in connection with such Permitted Receivables Financing or issuing Capital Stock, and, in each case of the foregoing, any activity necessary, incidental or related to the foregoing; provided that (a) any Intercompany Debt held by any such Finance Subsidiary shall be subordinated to the New Notes and transferred to the Fideicomiso pursuant to the terms of the covenant “—New 2019 Notes—Certain Covenants—Limitation on Intercompany Debt” and (b) any Debt of such Finance Subsidiary shall be Non-Recourse Debt.
          “Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt or other obligation of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt or other obligation of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Debt or other obligation of the payment thereof or to protect such obligee against loss in respect thereof, in whole or in part; provided that the term “Guarantee” does not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.
          “Guarantor” means (i) ViMéxico, S.A. de C.V. (“ViMexico”), (ii) Vitro Envases Norteamérica, S.A. de C.V. (“VENA”), (iii) Comercializadora Alcali, S.A. de C.V., (iv) Fic Regiomontano, S.A.P.I. de C.V., (v) V-Mx Holdings, LLC, (vi) Vitro Packaging de Mexico, S.A. de C.V., (vii) Vidriera Monterrey, S.A. de C.V., (viii) Vidriera Los Reyes, S.A. de C.V., (ix) Vidriera Guadalajara, S.A. de C.V., (x) Vidriera Querétaro, S.A. de C.V., (xi) Vidriera Toluca, S.A. de C.V., (xii) Compañía Vidriera, S.A. de C.V., (xiii) Fabricación de Máquinas, S.A. de C.V., (xiv) Servicios Integrales de Acabados, S.A. de C.V., (xv) Vidrio Plano, S.A. de C.V., (xvi) Industria del Alcali, S.A. de C.V., (xvii) Distribuidora de Vidrio y Cristal, S.A. de C.V., (xviii) Vidrio Lux, S.A., (xix) Vitro

Packaging, LLC, (xx) Vidrio Plano de Mexicali, S.A. de C.V., (xxi) Vitro Europa, Ltd., (xxii) Vitro Asset Corp., (xxiii) Vitro Venezuela, S.A., (xxiv) Binswanger Glass Company, (xxv) Vitro Panamá, S.A., (xxvi) Troper Services, Inc., (xxvii) Vitemco Ecuador, S.A., (xxviii) Amsilco Holdings, Inc., (xxix) BBO Holdings, Inc., (xxx) Crisa Corporation, (xxxi) Vitro Automotriz, S.A. de C.V., (xxxii) Vitro Flex, S.A. de C.V., (xxxiii) Vitro Vidrio y Cristal, S.A. de C.V., (xxxiv) Vitro Flotado Cubiertas, S.A. de C.V., (xxxv) Distribuidor Vidriero LAN, S.A. de C.V., (xxxvi) Vitrocar, S.A. de C.V., (xxxvii) Cristales Inastillables de México, S.A. de C.V., (xxxviii) Vidrio Plano de Mexico, S.A. de C.V., (xxxix) VVP Holdings LLC., (xl) VVP Auto Glass, Inc., (xli) Vitro America, LLC, (xlii) Super Sky Products, Inc., (xliii) Super Sky International, Inc., (xliv) VVP Finance Corporation, (xlv) Vitro Colombia, S.A., (xlvi) VVP Europa Holdings, B.V., (xlvii) Vitro do Brasil Indústria e Comércio, Ltda., (xlviii) Vitro Chemicals, Fibers and Mining, LLC, (xlix) Vitro Global, Ltd., (l) Vidrios y Cristal del Noroeste, S.A. de C.V., (li) Servicios Vidriera Guadalajara, S.A. de C.V., (lii) Servicios Vidriera Toluca, S.A. de C.V., (liii) Servicios Vitro Cosmos, S.A. de C.V., (liv) Servicios Vidriera Querétaro, S.A. de C.V., (lv) Servicios Vidriera los Reyes, S.A. de C.V., (lvi) Inmobiliaria Vitalc, S.A. de C.V., (lvii) Viqueretanos, S.A. de C.V., (lviii) VAU, S.A. de C.V., (lix) Vitro Car Colombia, S.A.S., (lx) Vitro Cristalglass, S.L., (lxi) each Restricted Subsidiary that executes a supplemental indenture in the form set forth as an exhibit to the applicable indenture providing for the Guarantee of the payment of the notes of the relevant series, or (lxii) any successor obligor under its Note Guaranty pursuant to provisions of the section entitled “—New 2019 Notes—Consolidation, Merger, Lease or Sale of Assets,” in each case unless and until such Guarantor is released from its Note Guaranty pursuant to the New 2019 Indenture.
          “Hedging Agreement” means (i) any interest rate swap agreement, interest rate cap agreement or other agreement designed to protect against fluctuations in interest rates or (ii) any foreign exchange forward contract, currency swap agreement or other agreement designed to protect against fluctuations in foreign exchange rates or (iii) any commodity or raw material futures contract or any other agreement designed to protect against fluctuations in raw material prices of any commodity or raw material used in a Permitted Business.
          “IFRS” mean International Financial Reporting Standards.
          “Incur” means, with respect to any Debt or Capital Stock, to incur, create, issue, assume or Guarantee such Debt or Capital Stock. If any Person becomes a Restricted Subsidiary on any date after the date of the New Indentures (including by redesignation of an Unrestricted Subsidiary or failure of an Unrestricted Subsidiary to meet the qualifications necessary to remain an Unrestricted Subsidiary), the Debt and Capital Stock of such Person outstanding on such date will be deemed to have been Incurred by such Person on such date for purposes of the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock,” but will not be considered the sale or issuance of Equity Interests for purposes of the covenant described under the caption “New 2019 Notes—Certain Covenants—Limitation on Asset Sales.” The accretion of original issue discount or payment of interest in kind will not be considered an Incurrence of Debt.
          “Independent Financial Advisor” means an accounting firm, appraisal firm, investment banking firm or consultant of internationally recognized standing that is, in the judgment of the Board of Directors, qualified to perform the task for which it has been engaged and which is independent in connection with the relevant transaction.
          “Interest Expense” means, for any period, the consolidated interest expense of the Company and its Restricted Subsidiaries, plus, to the extent not included in such consolidated interest expense, and to the extent incurred, accrued or payable by the Company or its Restricted Subsidiaries, without duplication, (i) interest expense attributable to Sale and Leaseback Transactions, (ii) amortization of debt discount and debt issuance costs, (iii) capitalized interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing, (vi) net costs or expenses associated with Hedging Agreements (including the amortization of fees), (vii) any of the above expenses with respect to Debt of another Person Guaranteed by the Company or any of its Restricted Subsidiaries and (viii) any premiums, fees, discounts, expenses and losses on the sale of accounts receivable (and any amortization thereof) payable by the Company or any Restricted Subsidiary in connection with a Permitted Receivables Financing or on the issuance of any Debt as determined on a consolidated basis and in accordance with Mexican GAAP.

          “Investment” means
     (1) any direct or indirect advance, loan or other extension of credit to another Person (other than advances to customers in the ordinary course of business that are, in conformity with Mexican GAAP, recorded as accounts receivable on the balance sheet of the Company or its Restricted Subsidiaries, travel and similar advances to employees in the ordinary course of business and advances of sales commissions to agents in the ordinary course of business),
     (2) any capital contribution to another Person, by means of any transfer of cash or other property or in any other form,
     (3) any purchase or acquisition of Equity Interests other than the New MCDs, bonds, notes or other Debt, or other instruments or securities issued by another Person, including the receipt of any of the above as consideration for the disposition of assets or rendering of services, or
     (4) any Guarantee of any obligation of another Person.
          If the Company or any Restricted Subsidiary (x) sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary so that, after giving effect to that sale or disposition, such Person is no longer a Subsidiary of the Company, or (y) designates any Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the provisions of the New Indentures, all remaining Investments of the Company and the Restricted Subsidiaries in such Person shall be deemed to have been made at such time.
          “Issue Date” means, with respect to a series of New Notes, the date on which such New Notes are issued under the New Indentures.
          “Leverage Ratio” means, on any date of determination (the “transaction date”), the ratio of:
     (x) Debt (on a consolidated basis) of the Company and its Restricted Subsidiaries, other than Project Finance Indebtedness, to
     (y) the aggregate amount of EBITDA (on a consolidated basis) for the four fiscal quarters immediately prior to the transaction date for which internal consolidated financial statements are available (the “reference period”);
                    provided that
     (1) any Debt, Disqualified Stock or Preferred Stock that is repaid or redeemed on the transaction date will be excluded;
     (2) pro forma effect will be given to:
     (A) the creation, designation or redesignation of Restricted and Unrestricted Subsidiaries,
     (B) the acquisition or disposition of companies, divisions or lines of businesses by the Company and its Restricted Subsidiaries, including any acquisition or disposition of a company, division or line of business since the beginning of the reference period by a Person that became a Restricted Subsidiary after the beginning of the reference period, and
     (C) the discontinuation of any discontinued operations
     that have occurred since the beginning of the reference period as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first day of the reference period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be based upon the most recent four full fiscal quarters for which the relevant financial information is available; and
     (3) if and to the extent any Strategic Joint Venture is not combined or consolidated with the Company under Mexican GAAP the Proportional Debt of such Strategic Joint Venture shall be included in the preceding clause (x) for purposes of calculating the Debt of the Company and its Restricted Subsidiaries and (ii) only the Proportional EBITDA from such Strategic Joint Venture shall be included in the preceding clause (y) for purposes of calculating the consolidated EBITDA of the Company and its Restricted Subsidiaries.
          “Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or Capital Lease).
          “Market Purchase” means the purchase of any New Notes available for sale in the secondary market through broker-dealers or similar intermediaries at a price lower than the principal amount thereof (plus any accrued and unpaid interest thereon).
          “Material Subsidiary” means, on any date, any Subsidiary, or group of Subsidiaries, that would, taken together, produce 5% or more of the Company’s EBITDA for the four fiscal quarters immediately prior to such date for which internal consolidated financial statements are available, other than Vitro Envases Nortéamerica, S.A. de C.V.
          “MCD Default” means any event that is, or after notice or passage of time or both would be, an MCD Event of Default with respect to the New MCDs.
          “Mexican GAAP” means the Mexican Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Reporting Standards. If, at any time after the Issue Date, the Company elects or is required by the CNBV to apply IFRS in lieu of Mexican GAAP, thereafter, references herein to Mexican GAAP shall be construed to mean IFRS; provided that any such election, once made, shall be irrevocable. The Issuer shall give notice of any such election to the Trustee.
          “Mexico” means the Estados Unidos Mexicanos (the United Mexican States) and any branch of power thereof and any ministry, department, authority or statutory corporation or other entity (including a trust), owned or controlled directly or indirectly by the Estados Unidos Mexicanos or any of the foregoing.
          “Moody’s” means Moody’s Investors Service, Inc. and its successors.
          “Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or Cash Equivalents (except to the extent such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or Cash Equivalents, net of:
     (1) brokerage commissions and other fees and expenses (including fees and expenses of counsel, accountants and investment bankers) related to such Asset Sale,
     (2) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries taken as a whole,
     (3) payments made to repay Debt or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale and

     (4) appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with Mexican GAAP.
          “Non-Recourse Debt” means Debt as to which (i) neither the Company nor any Restricted Subsidiary provides any Guarantee and as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any Restricted Subsidiary and (ii) no default thereunder would, as such, constitute a default under any Debt of the Company or any Restricted Subsidiary.
          “Note Guaranty” means the guaranty of the notes of each series by a Guarantor pursuant to the New 2019 Indenture.
          “Obligations” means, with respect to any Debt, all obligations (whether in existence on the Issue Date or arising afterwards, absolute or contingent, direct or indirect) for or in respect of principal (when due, upon acceleration, upon redemption, upon mandatory repayment or repurchase pursuant to a mandatory offer to purchase, or otherwise), premium, interest, penalties, fees, indemnification, reimbursement and other amounts payable and liabilities with respect to such Debt, including all interest accrued or accruing after the commencement of any bankruptcy, insolvency or reorganization or similar case or proceeding at the contract rate (including, without limitation, any contract rate applicable upon default) specified in the relevant documentation, whether or not the claim for such interest is allowed as a claim in such case or proceeding.
          “Officers’ Certificate” means a certificate signed on behalf of the Company or a Guarantor, as the case may be, by two officers of the Company or Guarantor, as applicable, one of whom must be the principal executive officer, principal financial officer, the treasurer, or the principal accounting officer of the Company or the Guarantor, as applicable, that meets the requirements set forth in the New Indentures.
          “Old Notes” means the Company’s outstanding 8.625% Senior Notes due 2012, 11.75% Senior Notes due 2013 and 9.125% Senior Notes due 2017.
          “Opinion of Counsel” means a written opinion of counsel, who may be an employee of or counsel for the Company and who shall be reasonably acceptable to the trustee.
          “Ordinary Course Intercompany Debt” means Intercompany Debt issued by the Company or its Restricted Subsidiaries to the Company or a Restricted Subsidiary in the ordinary course of business, consistent with past practice, including without limitation trade payables and Intercompany Debt issued for treasury management purposes of the Company or such Restricted Subsidiary.
          “Permitted Business” means any of the businesses in which the Company and its Restricted Subsidiaries are engaged on the Issue Date, and any business reasonably related, incidental, complementary or ancillary thereto.
          “Permitted Holders” means any or all of the following:
     (1) any member of the Board of Directors on the Issue Date;
     (2) a parent, brother or sister of any of the individuals named in clause (1);
     (3) the spouse or a former spouse of any individual named in clause (1) or (2);
     (4) the lineal descendants of any person named in clauses (1) through (3) and the spouse or a former spouse of any such lineal descendant;

     (5) the estate or any guardian, custodian or other legal representative of any individual named in clauses (1) through (4);
     (6) any trust established solely for the benefit of any one or more of the individuals named in clauses (1) through (5);
     (7) any Person in which all of the Equity Interests are owned, directly or indirectly, by any one or more of the Persons named in clauses (1) through (6);
     (8) the Company’s employee stock option trust and subsidiary trusts of such trust; and
     (9) anyone who enters into a voting agreement with any one or more of the Persons named in clauses (1) through (7) above, in which the vote is generally controlled by one or more of such Persons named in clauses (1) through (7) above.
          “Permitted Investments” means:
     (1) any Investment in the Company or in a Guarantor that is engaged in a Permitted Business;
     (2) any Investment in Cash Equivalents;
     (3) any Investment by the Company or any Subsidiary of the Company in a Person, if as a result of such Investment,
     (A) such Person becomes a Substantially Wholly Owned Restricted Subsidiary of the Company that is (i) a Guarantor engaged in a Permitted Business or (ii) a Strategic Joint Venture engaged in a Permitted Business, the Capital stock of which is pledged, concurrently with the acquisition or creation of, or participation in, such Strategic Joint Venture, as collateral for the Company’s obligations under the New 2019 Notes, in accordance with the terms of the New 2019 Notes Indenture, or
     (B) such Person is merged or consolidated with or into, or transfers or conveys substantially all its assets to, or is liquidated into, the Company or a Substantially Wholly Owned Restricted Subsidiary that is (i) a Guarantor engaged in a Permitted Business or (ii) a Strategic Joint Venture engaged in a Permitted Business, the Capital Stock of which is pledged, concurrently with the acquisition or creation of such Strategic Joint Venture, as collateral for the Company’s obligations pursuant to the New 2019 Notes, in accordance with the terms of the New 2019 Notes Indenture;
     (4) Investments received as non-cash consideration in an Asset Sale made pursuant to and in compliance with the provisions of “—New 2019 Notes—Certain Covenants—Limitation on Asset Sales”;
     (5) any Investment acquired solely in exchange for Qualified Stock of the Company;
     (6) Hedging Agreements otherwise permitted under the New Indentures;
     (7) (i) receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business, (ii) Cash Equivalents or other cash management investments or liquid or portfolio securities pledged as collateral pursuant to the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Liens,” (iii) endorsements for collection or deposit in the ordinary course of business, and (iv) securities, instruments or other obligations received in compromise or settlement of debts created in the ordinary course of business, or by reason of a composition or readjustment of debts or reorganization of another Person, or in satisfaction of claims or judgments;
     (8) Investments in Unrestricted Subsidiaries in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed $1.0 million (net of, with respect to the

Investment in any particular Person, the cash return thereon received after the Issue Date as a result of any sale for cash, repayment, redemption, liquidating distribution or other cash realization (not included in Consolidated Net Income), not to exceed the amount of Investments in such Person made after the Issue Date in reliance on this clause);
     (9) payroll, travel and expenses of officers and employees in the ordinary course of business;
     (10) Investments in a Finance Subsidiary that are necessary or desirable to effect any Permitted Receivables Financing;
     (11) Project Finance Investments; provided that such Project Finance Investment is funded with funds from the Company ECF Account available as of the date such Project Finance Investment is made or Incurred;
     (12) any Qualified Investment in a Subsidiary; and
     (13) in addition to Investments listed above, Investments in Persons engaged in Permitted Businesses in an aggregate amount, taken together with all other Investments made in reliance on this clause, not to exceed 5% of Consolidated Net Tangible Assets; provided that such Investments are made solely out of any available funds (to the extent not already used) in the Company ECF Account.
          “Permitted Liens” means
     (1) Liens existing on the Issue Date (other than Liens permitted pursuant to clause (15) below);
     (2) Liens securing the notes or any Note Guaranties;
     (3) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits or encumbrances in connection with bids, tenders, contracts or leases, or to secure public or statutory obligations, surety bonds, customs duties and the like, or for the payment of rent, in each case incurred in the ordinary course of business and not securing Debt;
     (4) Liens imposed by law, such as carriers’, vendors’, warehousemen’s and mechanics’ liens, in each case for sums not yet due or being contested in good faith and by appropriate proceedings;
     (5) Liens in respect of taxes and other governmental assessments and charges which are not yet due or which are being contested in good faith and by appropriate proceedings;
     (6) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property, not interfering in any material respect with the conduct of the business of the Company and its Restricted Subsidiaries;
     (7) licenses or leases or subleases as licensor, lessor or sublessor of any of its property, including intellectual property, in the ordinary course of business;
     (8) customary Liens in favor of trustees and escrow agents, and netting and setoff rights, banker’s liens and the like in favor of financial institutions and counterparties to financial obligations and instruments, including Hedging Agreements permitted under the terms of the New Indentures;
     (9) customary Liens prohibiting the disposition of assets pursuant to merger agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

     (10) judgment liens, and Liens securing appeal bonds or letters of credit issued in support of or in lieu of appeal bonds, that in the aggregate do not exceed $25.0 million, so long as no MCD Event of Default or no Event of Default with respect to the New 2019 Notes then exists;
     (11) pledges of any Capital Stock or other Equity Interests in any Project Finance Entity or any special purpose holding company owning such Project Finance Entity to secure Project Finance Indebtedness (other than from an Affiliate of the Company or any Restricted Subsidiary) Incurred by such Project Finance Entity;
     (12) Liens securing any Purchase Money Debt permitted under the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” above;
     (13) Liens on property of a Person at the time such Person becomes a Restricted Subsidiary of the Company, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any Restricted Subsidiary;
     (14) Liens on property at the time the Company or any of the Restricted Subsidiaries acquires such property, including any acquisition by means of a merger or consolidation with or into the Company or a Restricted Subsidiary of such Person, provided such Liens were not created in contemplation thereof and do not extend to any other property of the Company or any Restricted Subsidiary;
     (15) customary margin requirements and the like (including any liens on real property for natural gas derivatives) securing Hedging Agreements entered into in compliance with the covenant described under the caption “—New 2019 Notes—Certain Covenants—Limitation on Hedging Agreements”;
     (16) Liens arising in connection with Debt permitted pursuant to clause (1) of paragraph (b) of the covenant described under the caption “Limitation on Debt and Disqualified or Preferred Stock” above;
     (17) any Lien which secures only Debt owing by one or more Restricted Subsidiaries to the Company or a Guarantor, to the extent required by applicable law;
     (18) Liens on the headquarters of the Company, located in San Pedro Garza García, 66265 Nuevo León, Mexico arising in connection with a Sale and Leaseback Transaction in connection therewith;
     (19) extensions, renewals or replacements of any Liens referred to in clause (1), (2), (12), (13), (14) or (16) in connection with the refinancing of the obligations secured thereby, provided that such Lien does not extend to any other property and that such extension, renewal or replacement of the obligation secured by such Lien constitutes “Permitted Refinancing Debt” in accordance with the covenant described under clause (5) of the caption ““—New 2019 Notes—Certain Covenants—Limitation on Debt and Disqualified or Preferred Stock” above;
     (20) Liens on the assets of a Project Finance Entity to secure the Project Finance Indebtedness issued by such Project Finance Entity;
     (21) other Liens for operating purposes and arising in the ordinary course of business securing obligations in an aggregate amount not exceeding $20.0 million.
          “Permitted Receivables Financing” means any receivables financing facility, factoring program or arrangement pursuant to which accounts receivable of the Company or any Restricted Subsidiaries are sold or are financed by third parties on terms that the Board of Directors has concluded are customary and market terms fair to the Company and its Restricted Subsidiaries; provided that (i) any debt obligation related to such Permitted Receivables Financing shall be Non-Recourse Debt, except for customary rights of indemnity in such financings, and (ii) neither the Company nor any Restricted Subsidiary shall be obligated to generate accounts receivable at any point pursuant to any such transaction.

          “Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, including a government or political subdivision or an agency or instrumentality thereof.
          “Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.
          “Project Finance Entity” means any special purpose entity or Mexican trust (fideicomiso) in which the Company or any Restricted Subsidiary has an interest as an equity holder or beneficiary, in each case, formed for the purpose of (i) constructing, developing, extending, expanding or improving (or acquiring or purchasing, in order to complete any such construction, development, extension, expansion or improvement), fixed or capital assets or other property, plant or equipment or (ii) being a holding company that owns at least 95% of the Equity Interests in any Person meeting the criteria set forth in clause (i) above, and which in any case satisfies each of the following criteria:
(a)	such Project Finance Entity does not conduct business with the customers or Affiliates of the Company or any Restricted Subsidiary unless any such business (x) is conducted on an arm’s-length basis and on terms no less favorable to such Project Finance Entity than it would obtain in a comparable arm’s-length transaction with a Person which is not a customer or Affiliate of the Company or any Restricted Subsidiary and (y) is not reasonably expected to have a material adverse effect on the assets, liabilities, cash flows, business or operations of the Company and its Restricted Subsidiaries taken as a whole (disregarding such Project Finance Entity), in each case as certified by a qualified independent expert; and

(b)	the sole source of recourse of any creditor of such Project Finance Entity for the payment of principal, interest and other amounts of Debt will be (v) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Entity) generated by the assets of such Project Finance Entity, and/or (w) recourse to the assets of such Project Finance Entity, and/or (x) a Project Finance Guaranty, and/or (y) recourse to the capital stock or other equity or quasi-equity interests in such Project Finance Entity that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (z) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company, any of its Restricted Subsidiaries (other than the relevant Project Finance Entity) or any Strategic Joint Venture) provided by third parties (other than Subsidiaries of the Company or Strategic Joint Ventures).
          “Project Finance Guaranty” means a guarantee, surety or other similar obligation in respect of Project Finance Indebtedness, granted to lenders (other than Affiliates of the Company) to a project of the relevant Project Finance Entity in respect of completion of the construction, development, extension, expansion or improvement of that project.
          “Project Finance Indebtedness” means Debt Incurred by any Project Finance Entity in connection with the financing of all or any part of the purchase price or cost of the construction, development, extension, expansion or improvement of any of its assets (including the purchase price of and acquisition costs relating to materials, equipment and other assets required to complete such construction, development, extension, expansion or improvement); provided that the sole source of recourse of any creditor of such Project Finance Entity for the payment of principal, interest, premium, fees and other amounts of such Debt shall be (i) recourse to the aggregate cash flow or net cash flow (or the revenues or any portion thereof as may be negotiated by such Project Finance Entity) generated by the assets of the Project Finance Entity, and/or (ii) recourse to the assets of such Project Finance Entity, and/or (iii) a Project Finance Guaranty, and/or (iv) recourse to the capital stock or other interests in such Project Finance Entity that is pledged in connection with the Incurrence of such Project Finance Indebtedness, and/or (v) recourse to credit enhancement (e.g., letters of credit, insurance policies, surety bonds, guaranty contracts of the types customary in project finance transactions and in respect or as a result of which there is no recourse, whether direct or indirect, to the Company, any of its Restricted Subsidiaries (other than the relevant Project Finance Entity) or any Strategic Joint Venture) provided by third parties (other than Subsidiaries of the Company or Strategic Joint Ventures).

          “Proportional Debt” means, with respect to any Strategic Joint Venture, the Debt of such Strategic Joint Venture multiplied by a fraction, the numerator of which is the amount of Capital Stock of such Strategic Joint Venture owned by the Company or its Restricted Subsidiaries, and the denominator of which is the total amount of Capital Stock of such Strategic Joint Venture.
          “Proportional EBITDA” means, with respect to any Strategic Joint Venture, the EBITDA of such Strategic Joint Venture multiplied by a fraction, the numerator of which is the amount of Capital Stock of such Strategic Joint Venture owned by the Company or its Restricted Subsidiaries, and the denominator of which is the total amount of Capital Stock of such Strategic Joint Venture.
          “Purchase Money Debt” means Debt (a) consisting of the deferred purchase price of property, conditional sale obligations, Capital Leases, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the property being financed, and (b) Incurred to finance the acquisition, construction, development, improvement or lease by the Company or a Restricted Subsidiary of such property, including additions and improvements thereto.
          “Qualified Equity Interests” means all Equity Interests of a Person other than Disqualified Equity Interests.
          “Qualified Investment in a Subsidiary” means an Investment in a Subsidiary that is not an 80% Owned Subsidiary, the result of which Investment is that such Subsidiary becomes an 80% Owned Subsidiary; provided that no Investment in a Subsidiary shall be a Qualified Investment in a Subsidiary unless, concurrently with such Investment, such Subsidiary becomes a Guarantor.
          “Qualified Stock” means all Capital Stock of a Person other than Disqualified Stock.
          “Responsible Officer” means, when used with respect to the trustee, any officer within the corporate trust department of the trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the trustee who customarily performs functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the New Indentures.
          “Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.
          “S&P” means Standard & Poor’s Ratings Group, a division of McGraw-Hill, Inc. and its successors.
          “Sale and Leaseback Transaction” means, with respect to any Person, an arrangement whereby such Person enters into a lease of property previously transferred by such Person to the lessor.
          “Significant Subsidiary” means any Subsidiary, or group of Subsidiaries, that would, taken together, be a “significant subsidiary” as defined in Article 1, Rule 1-02 (w)(1) or (2) of Regulation S-X promulgated under the Securities Act, as such regulation is in effect on the date of the New Indentures.
          “Stated Maturity” means (i) with respect to any Debt, the date specified as the fixed date on which the final installment of principal of such Debt is due and payable or (ii) with respect to any scheduled installment of principal of or interest on any Debt, the date specified as the fixed date on which such installment is due and payable as set forth in the documentation governing such Debt, not including any contingent obligation to repay, redeem or repurchase prior to the regularly scheduled date for payment; provided that in the case of Debt that has become immediately due and payable due to acceleration, the Stated Maturity shall be the date of acceleration.
          “Strategic Joint Venture” means with respect to any Person, any corporation, association or other business entity of which 51% or less of the outstanding Capital Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof), other than any such corporation, association or other business entity that is combined or consolidated in accordance with Mexican GAAP, with such Person for purposes of general financial reporting. Unless otherwise specified, “Strategic Joint Venture” means a Strategic Joint Venture of the Company.
          “Subordinated Debt” means any Debt of the Company or any Guarantor which is subordinated in right of payment to the New Notes or the Note Guaranty, as applicable, pursuant to a written agreement to that effect.
          “Subsidiary” means with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock is owned, directly or indirectly, by, or, in the case of a partnership, the sole general partner or the managing partner or the only general partners of which are, such Person and one or more Subsidiaries of such Person (or a combination thereof) or (ii) any other corporation, association or other business entity that is combined or consolidated in accordance with Mexican GAAP with such Person for purposes of general financial reporting. Unless otherwise specified, “Subsidiary” means a Subsidiary of the Company.
          “Substantially Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary 90% or more of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by the Company and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).
          “Swiss Subsidiary Guarantor” means each of Vitro Europa, Ltd. and Vitro Global, Ltd. (both incorporated in Switzerland), or any successor thereto.
          “Trade Payables” means, with respect to any Person, any accounts payable owed by such Person arising in the ordinary course of business in connection with the acquisition of goods or services and required to be paid within one year from the date of Incurrence thereof which constitute accounts payable and are considered current liabilities in accordance with Mexican GAAP.
          “U.S. Government Obligations” means obligations issued or directly and fully guaranteed or insured by the United States of America or by any agent or instrumentality thereof, provided that the full faith and credit of the United States of America is pledged in support thereof.
          “Unrestricted Cash” means, with respect to any interest period, unencumbered cash on the Company’s consolidated balance sheet as of the last day of the most recent fiscal period preceding such interest period for which consolidated financial statements are available.
          “Unrestricted Subsidiary” means Administración de Inmuebles Vitro S.A. de C.V., and any Subsidiary of the Company that at the time of determination has previously been designated, and continues to be, an Unrestricted Subsidiary in accordance with “—New 2019 Notes—Certain Covenants—Designation of Restricted and Unrestricted Subsidiaries.”
          “Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.
          “Wholly Owned” means, with respect to any Restricted Subsidiary, a Restricted Subsidiary all of the outstanding Capital Stock of which (other than any director’s qualifying shares) is owned by the Company and one or more Wholly Owned Restricted Subsidiaries (or a combination thereof).

DESCRIPTION OF THE CPOs
          The following is a description of certain provisions of (i) the Trust Agreement dated as of November 24, 1989, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “First Trust Agreement,” (ii) the Trust Agreement dated as of November 28, 1990, between Nacional Financiera, as CPO Trustee, and us, which we refer to as the “Second Trust Agreement” and, together with the First Trust Agreement, the “CPO Trust Agreements,” (iii) the public deed dated as of November 29, 1990, which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “First CPO Deed,” (iv) the public deed dated as of June 24, 1998 which evidences the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements and which deed is registered with, and may be examined at, the Registro Público del Comercio de la Ciudad de México, D.F., which deed we refer to as the “Second CPO Deed,” and (v) applicable provisions of the Ley General de Títulos y Operaciones de Crédito, which we refer to as the “Negotiable Instruments Law.” We refer to the First CPO Deed and the Second CPO Deed together as the “CPO Deeds.” This description does not purport to be complete and is qualified in its entirety by reference to the CPO Trust Agreements, the CPO Deeds and the provisions of Mexican law referred to in this description.
          The CPO Trust Agreements established a master trust that enables non-Mexican investors to acquire CPOs representing economic interests in our shares. The trust is necessary because, under our by-laws, our shares may not be purchased or held directly or indirectly by non-Mexican investors, other than through these mechanisms.
          The terms of the CPO Trust Agreement were authorized by an official communication dated November 27, 1990 from the Dirección General de Inversiones Extranjeras de la Comisión Nacional de Inversiones Extranjeras. The CPO Trust Agreement is registered with the Registro Nacional de Inversiones Extranjeras, or National Registry of Foreign Investment. An official communication of the CNBV authorized the issuance of CPOs by the CPO Trustee pursuant to the CPO Trust Agreements.
          CPOs, which are negotiable instruments under Mexican law, have been issued by the CPO Trustee pursuant to the terms of the CPO Trust Agreements and the CPO Deeds and may be redeemed as described in “—Deposit and Withdrawal of Our Shares.” Each CPO represents an economic interest in one of our shares held in the CPO Trust. Currently, the maximum number of CPOs that can be issued pursuant to the CPO Deeds is 200,000,000. Holders of CPOs are not entitled to exercise any voting rights with respect to our shares held in the CPO Trust. Such rights are exercisable by the CPO Trustee pursuant to the terms of the CPO Trust Agreements. Pursuant to the Ley de Inversión Extranjera, or Foreign Investment Law, the CPO Trust Agreement qualifies as a “neutral investment” trust because, among other things, voting rights in respect of the underlying shares are exercisable only by the CPO Trustee in the same manner as the majority of the outstanding shares and not by the holders of the CPOs.
Deposit and Withdrawal of Our Shares
          Holders of our shares may deliver such shares to the account of the CPO Trustee at the S.D. Indeval, S.A. de C.V. (“Indeval”) through their financial advisor (bank or brokerage house) and receive in return CPOs delivered by the CPO Trustee pursuant to the CPO Trust Agreements. All of our shares delivered to the CPO Trustee will be held in trust by the CPO Trustee in accordance with the terms and conditions of the CPO Trust Agreements. We will deem the CPO Trustee to be the holder of the shares delivered to the CPO Trustee. Transfer of ownership of those of our shares that underlie CPOs will be effected through the records maintained by Indeval.
          The CPO Trustee will deliver CPOs in respect of our shares transferred as described above. All of the CPOs are evidenced by a single certificate, which we refer to as the “Global CPO,” which has been issued to and deposited with Indeval, acting as depositary. Ownership of CPOs deposited with Indeval will be shown on, and transfer of the ownership of such CPOs will be effected through, records maintained by Indeval and Indeval Depositors. Holders of CPOs are not entitled to receive physical certificates evidencing such CPOs but may request statements issued by Indeval and Indeval Depositors evidencing ownership of CPOs. Holders of CPOs that are non-Mexican investors are not entitled to withdraw the shares that are held in the CPO Trust and represented by CPOs.

          Holders of CPOs may sell their CPOs (i) to a non-Mexican investor, in which case the non-Mexican investor will become the transferee of such CPOs or (ii) to a Mexican investor, in both cases through the Mexican Stock Exchange, in which case the Mexican investor would be the transferee of the shares underlying such CPOs directly or, by keeping such shares deposited at an account at Indeval, such CPOs will be held by the CPO Trustee pending delivery.
Dividends, Other Distributions and Preemptive and Other Rights
          Holders of CPOs are entitled to receive the economic benefits related to the shares underlying such CPOs, including those dividends or distributions approved by our shareholders, and to receive the proceeds from the sale of such shares at the termination of the CPO Trust Agreement. See “Item 10. Additional Information—Mexican Corporate Law and By-Laws—Termination of the CPO Trust.” The CPO Trustee, through Indeval, will distribute cash dividends and other cash distributions received by it with respect to our shares held in the CPO Trust to the holders of the CPOs in proportion to their respective holdings in the same currency in which they were received. Dividends paid with respect to our shares underlying CPOs will be distributed to CPO holders by Indeval on the business day following the date on which Indeval receives the funds on behalf of the CPO Trustee.
          If a distribution by us consists of a stock dividend on our shares, such distributed shares will be transferred to Indeval on behalf of the CPO Trustee, and held in the CPO Trust. The CPO Trustee will distribute to the holders of outstanding CPOs, in proportion to their holdings, additional CPOs in an aggregate number equal to the aggregate number of our shares received by the CPO Trustee as the stock dividend. If the maximum amount of CPOs that may be delivered under the CPO Deeds would be exceeded as a result of a dividend on our shares, a new CPO deed will be entered into setting forth that new CPOs (including those CPOs exceeding the number of CPOs authorized under the CPO Deed) may be issued. If the CPO Trustee receives any distribution with respect to our shares held in the CPO Trust (other than in the form of cash or additional shares), the CPO Trustee will adopt such method as it may deem legal, equitable and practicable to effect the distribution of such property. If we offer, or cause to be offered, to the holders of our shares, the right to subscribe for additional shares, subject to applicable law, the CPO Trustee will offer to each holder of CPOs the right to instruct the CPO Trustee to subscribe for such holder’s proportionate share of such additional shares (subject to such holder providing the CPO Trustee (through Indeval) with the funds necessary to subscribe for such additional shares). If an offering of rights occurs and CPO holders provide the CPO Trustee with the necessary funds, the CPO Trustee (through Indeval) will subscribe for the corresponding number of our shares, which will be placed in the CPO Trust (to the extent possible), and deliver additional CPOs (through Indeval) in respect of such shares to the applicable CPO holders pursuant to the CPO Deeds or, if applicable, through a new CPO deed.
          According to Mexican law, dividends or other distributions and the proceeds from the sale of our shares held in the CPO Trust that are not received or claimed by a CPO holder within three years from the receipt of such dividends or distributions by the CPO Trustee or ten years from such sale will become the property of the Mexican Secretaría de Salud.
Changes Affecting Our Shares
          With respect to our shares, upon any change in par value, a stock split, any other reclassification, a merger or consolidation affecting us, or if we pay dividends by distributing shares or other goods different from our shares, the CPO Trustee shall determine, in an equitable and proportional manner, any required amendments to be made to the CPO Trust, the CPO Deeds and the CPOs, as well as to the instruments representing such CPOs. If in connection with a redemption of our shares, any of our shares held in the CPO Trust are called for redemption, the CPO Trustee will, in accordance with the instructions of the CPO Technical Committee (as defined in “—Administration of the CPO Trust”) determine, in any manner deemed to be legal, equitable and practicable, the CPOs that are to be redeemed (in a number equal to the number of our shares held in the CPO Trust called for redemption) and pay the holders of such CPOs their proportionate share of the consideration paid by us in respect thereof.

Voting of Our Shares
          Holders of CPOs are not entitled to exercise any voting rights with respect to our shares held in the CPO Trust. Such voting rights are exercisable only by the CPO Trustee, which is required by the terms of the CPO Trust to vote such shares in the same manner as a majority of our outstanding shares that are not held in the CPO Trust are voted at the relevant shareholders’ meeting. Because CPOs grant no voting rights to holders thereof, such holders do not have the benefit of any rights (including minority protection rights) granted under applicable law or our by-laws to holders of our shares.
Administration of the CPO Trust
          Pursuant to the terms of the CPO Trust Agreement, the CPO Trustee administers the CPO Trust under the direction of a technical committee. The technical committee of the CPO Trust, which we refer to as the “CPO Technical Committee,” consists of five members and their respective alternates. Each of the following entities appoints one member of the CPO Technical Committee: the Comisión Nacional de Inversiones Extranjeras, the Mexican Stock Exchange, the Asociación Mexicana de Casas de Bolsa, the CPO Common Representative (as defined below) and the CPO Trustee. Actions taken by the CPO Technical Committee must be approved by a majority of the members present at any meeting of such committee, at which at least the majority of the members are present. Banco Santander Mexico, S.A. has been appointed as the common representative of the holders of CPOs and we refer to it as the “CPO Common Representative.”
          Pursuant to the Negotiable Instruments Law, the duties of the CPO Common Representative include, among others (i) verifying the due execution and terms of the CPO Trust Agreements, (ii) verifying the existence of our shares being held in the CPO Trust, (iii) authenticating the Global CPO, (iv) exercising the rights of the CPO holders in connection with the payment of any dividend or distribution to which such CPO holders are entitled, (v) undertaking any other action to protect the rights, actions or remedies to which CPO holders are entitled, (vi) calling and presiding over CPO holders’ general meetings, each of which we refer to as a “CPO General Meeting,” and (vii) carrying out the decisions adopted thereat. The CPO Common Representative may request from the CPO Trustee all information and data necessary for the performance of its duties. The CPO holders, by a resolution adopted at a duly held CPO General Meeting, may (i) revoke the appointment of the CPO Common Representative and appoint a substitute CPO Common Representative and (ii) instruct the CPO Common Representative to undertake certain actions.
          Holders of CPOs representing at least 10% of the aggregate number of outstanding CPOs may request that the CPO Common Representative call a CPO General Meeting, including in such request the order of business for such meeting. Announcements of CPO General Meetings shall be published in the Diario Oficial de la Federación, Mexico’s Daily Official Gazette of the Federal Government, and in one of the newspapers with the widest distribution in the domicile of the CPO Trustee, which is currently México City, at least ten days in advance of the date on which the CPO General Meeting is scheduled. Announcements of CPO General Meetings shall include the order of business for such meetings.
          In order for holders of CPOs to be entitled to attend CPO General Meetings, such holders must request a statement from Indeval or an Indeval Depositor, not less than two days prior to the date on which such meeting is scheduled evidencing their holdings of CPOs and must submit such statement to the institution designated for such purpose in the notice for such meeting on or before the day prior to the date on which such meeting is scheduled. Persons appointed by an instrument in writing as representatives for a holder of CPOs will be entitled to attend CPO General Meetings.
          At CPO General Meetings, each holder of a CPO will be entitled to one vote per CPO owned by him, her or it. Resolutions of the CPO holders must be approved by at least a majority of CPOs present at a CPO General Meeting at which there is a quorum. A quorum at a CPO General Meeting initially is constituted by holders of a majority of CPOs delivered and, if no quorum is present at such meeting, any CPOs present at a subsequently called CPO General Meeting shall constitute a quorum. Resolutions adopted by the required number of CPO at a duly convened CPO General Meeting will bind all CPOs, including absent and dissident holders.

          Certain matters must be approved at a special CPO General Meeting at which, for the first call, at least 75% of the CPOs delivered must be present, and resolutions with respect to such matters must be approved by a majority of CPOs present at such meeting. Such matters include appointment and revocation of the CPO Common Representative and the granting of consents, waivers or grace periods to the CPO Trustee. If a quorum is not present with respect to a CPO General Meeting discussing any such matters, a subsequent meeting may be called at which action may be taken regardless of the percentage of delivered CPOs present at such meeting.
Enforcement of Rights of CPO Holders
          In accordance with the Negotiable Instruments Law, CPO holders may, with certain limitations, individually and directly exercise certain rights with respect to CPOs. Such rights include, among others, the right to cause the CPO Trustee to distribute dividends or other distributions received by it (directly or through Indeval), to cause the CPO Common Representative to protect the rights to which the CPO holders are entitled and to enforce such rights and to bring actions against the CPO Common Representative for civil liabilities in the event of willful misconduct.
Status of CPO Holders
          The CPO Trust Agreements and the CPO Deeds provide that any investor deemed a non-Mexican investor acquiring CPOs shall be considered under the CPO Trust Agreement, by virtue of its acquisition of CPOs, to be a Mexican national with respect to its holdings of CPOs and shall be deemed to have agreed not to invoke the protection of its own government. If such protection is invoked, such CPO holder will forfeit its CPOs to the Mexican government. A holder of CPOs is deemed to have invoked the protection of the home government of such holder by, for example, asking such government to interpose a diplomatic claim against the Mexican government with respect to the CPO holders’ rights or by bringing suit in its home jurisdiction against the Mexican government with respect to such rights. CPO holders will not be deemed to have waived any of their other rights, including any rights such holders may have pursuant to the terms and provisions of the CPOs.
Termination of the CPO Trust
          The CPO Trust Agreement and the CPOs issued under the CPO Deeds will expire 30 years after the date of execution of the CPO Trust Agreement. The CPO Trustee will commence the procedure for the termination of the CPO Trust Agreement 12 months prior to its expiration. At the time of such termination, the CPO Trustee will sell our shares held in the CPO Trust and will distribute the proceeds of such sale to the holders of the CPOs on a pro rata basis in accordance with the number of CPOs owned by each holder. The CPO Trust may also be terminated upon a resolution approved by a majority of the CPOs present at a CPO General Meeting. Notwithstanding the foregoing, the CPO Trust Agreement cannot be terminated if any dividends or other distributions previously received by the CPO Trustee remain unpaid to the CPO holders.
          Upon the expiration of the CPO Trust Agreement, subject to obtaining the applicable authorizations from the Mexican government, the CPO Trustee and any CPO holder may execute a new trust agreement with the same terms as the CPO Trust Agreement. There can be no assurances that a new trust agreement will be executed. In such a case, our shares represented by the CPOs owned by any holder who executes the new trust agreement will be transferred by the CPO Trustee to the new trust created pursuant to such new trust agreement, and new ordinary participation certificates issued under the new trust agreement will be issued by the trustee and delivered to such holder.
Limitations Affecting CPO Holders
          Each of our shares is entitled to one vote at general shareholders’ meetings. Holders of CPOs are not entitled to vote the underlying shares. Voting rights with respect to the underlying shares are exercisable only by the CPO Trustee, which is required to vote all such shares in the same manner as the majority of our shares that are not held in the CPO Trust are voted at the relevant meeting.

          Our by-laws prohibit direct or indirect ownership of our shares by non-Mexican nationals. Any acquisition of our shares in violation of such provision would be null and void under Mexican law and such shares would be cancelled and our capital accordingly reduced. Non-Mexican nationals may, however, hold an economic interest in our shares through a neutral investment trust such as the CPO Trust.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
          TO ENSURE COMPLIANCE WITH INTERNAL REVENUE SERVICE CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS DOCUMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
          The following is a discussion of the principal U.S. federal income tax consequences of the Tender Offer and exchange for holders of the Old Notes who are U.S. Holders (as defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final and proposed Treasury regulations promulgated thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions in effect as of the date of this document, all of which may change, possibly with retroactive effect. This discussion applies only to U.S. Holders (as defined below) that hold the Old Notes, and, if receiving New Notes pursuant to the exchange, will hold the New Notes as capital assets. Holders of Restructured Debt other than Old Notes are urged to contact their own tax advisors regarding the U.S. federal income tax consequences of the exchange of Restructured Debt for the Restructuring Consideration.
          This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, employee stock ownership plans, brokers, dealers in securities or currencies, subchapter S corporations, entities treated as partnerships for U.S. federal income tax purposes, and tax exempt organizations, (2) persons who hold Old Notes or who will hold the New Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, (4) persons that use a mark to market method of accounting and (5) persons who, for U.S. federal income tax purposes, are or will be considered as owning 10% or more, directly or by attribution, of the Company. In addition, this discussion does not address alternative minimum taxes or state, local or non-U.S. taxes (other than certain Mexican tax issues). Furthermore, this discussion does not address the tax consequences to Fintech and does not address any aspects of U.S. federal tax law (such as the estate tax, gift tax or the Medicare tax on net investment income) other than U.S. federal income tax law. For purposes of this discussion, we assume that the advances made by Fintech to fund the Tender Offer, followed by the transfer of Old Notes to Fintech and Fintech’s subsequent participation in the exchange, is not treated as an acquisition by Fintech of New 2019 Notes and New MCDs for cash.
          No opinion of counsel has been sought or obtained with respect to any U.S. tax consequences of the Tender Offer and exchange and no tax opinion is given by this discussion. No rulings or determination letters from the IRS or any other taxing authorities have been obtained or sought with respect to the Tender Offer and exchange, and the description below is not binding upon the IRS or such other taxing authorities. With respect to some of the tax consequences discussed herein, the tax law is unclear. Accordingly, it is possible that the IRS may disagree with the description below of the tax consequences, and there can be no certainty that the IRS would not prevail in any challenge it may decide to make in this regard.
          FOR THE FOREGOING REASONS, ALL HOLDERS OF OLD NOTES ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES (FOREIGN, FEDERAL, STATE, AND LOCAL) OF THE TENDER OFFER AND EXCHANGE TO THEM. THE COMPANY IS NOT MAKING ANY REPRESENTATIONS REGARDING THE PARTICULAR TAX CONSEQUENCES OF THE TENDER OFFER AND EXCHANGE AS TO ANY SPECIFIC HOLDER, NOR IS THE COMPANY RENDERING ANY FORM OF LEGAL OPINION AS TO SUCH TAX CONSEQUENCES.
          For purposes of this discussion the term “U.S. Holder” means a holder of Old Notes who is a beneficial owner of such instrument and that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any state of the United States or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source, or (iv) a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and at least one U.S. person has authority to control all substantial decisions of the trust or (B) it has a valid election in effect to be treated as a U.S. person.
Tax Consequences to U.S. Holders Who Receive Cash for Old Notes Pursuant to the Tender Offer
          A U.S. Holder that receives cash in exchange for Old Notes pursuant to the Tender Offer will recognize gain or loss equal to the difference between the amount realized on the sale of the Old Notes pursuant to the Tender Offer and the U.S. Holder’s adjusted basis in the Old Notes tendered. The amount realized will equal the amount of cash received for the tendered Old Notes (other than amounts attributable to accrued but unpaid interest, which will be treated as ordinary taxable income for a U.S. Holder that had not previously included such accrued interest in income). Subject to the discussion below regarding accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Old Notes surrendered for more than one year.
          A U.S. Holder that acquired Old Notes subsequent to their original issuance with more than a de minimis amount of market discount will be subject to the market discount rules under the Code. Under those rules, assuming that a U.S. Holder has made no election to include market discount in income on a current basis, such holder will be required to treat any gain on the tender of the Old Notes as ordinary income to the extent of the market discount accrued to the date of the disposition pursuant to the Tender Offer.
Tax Consequences to U.S. Holders Who Participate in the Exchange
          Tax Treatment of U.S. Holders of Old Notes
          The tax consequences to U.S. Holders that own more than one class of Old Notes will be determined separately for each class of Old Notes held. The tax treatment of U.S. Holders that exchange Old Notes for the Restructuring Consideration will depend on whether or not such exchange qualifies as a “recapitalization” under the Code. In general, for an exchange of Old Notes for the Restructuring Consideration to qualify as a recapitalization, the class of Old Notes surrendered must be treated as a “security” for U.S. federal income tax purposes and one or more classes of New Notes received must be treated as either stock or a security. In this regard, the term “security” is not clearly defined under current U.S. federal income tax law. Whether a debt instrument is a security is determined based on all the facts, including the term of the debt instrument, the presence or absence of certain shareholder type rights and certain other factors. Generally, corporate debt instruments with maturities when issued of less than five years are not considered securities while corporate debt instruments with maturities when issued of ten years or more are considered securities. Each of the classes of Old Notes had a term to maturity at original issuance of five years or more. As a result, it may be reasonable to treat each class of Old Notes as a security for U.S. federal income tax purposes. Each class of New Notes will also have a term to maturity of at least five years. In addition, it is possible that the New MCDs could be treated as stock for U.S. federal income tax purposes as described below. It therefore may be reasonable to treat each class of New Notes as a security (or possibly stock in the case of the New MCDs).
          If each class of Old Notes and New Notes is a security, the exchange of the Old Notes for the Restructuring Consideration (other than any Restructuring Consideration treated as paid in respect of accrued interest) should qualify as a recapitalization under the Code. If the exchange of Old Notes for the Restructuring Consideration is treated as a recapitalization, a U.S. Holder of Old Notes will not recognize gain on the exchange of such Old Notes for the Restructuring Consideration, except (i) to the extent of any cash and the fair market value of any property received that is not a security or stock or (ii) to the extent any portion of the Restructuring Consideration is treated as payment of accrued interest on the Old Notes as discussed more fully below. If the exchange is a recapitalization, a U.S. Holder of Old Notes will not be permitted to recognize a loss on the exchange of Old Notes for the Restructuring Consideration.

          If the exchange is a recapitalization and each class of New Notes is treated as a security (or stock), a U.S. Holder’s total tax basis in New Notes received in exchange for a class of Old Notes (other than any such New Notes received in respect of accrued interest) will be equal to that holder’s tax basis in such class of Old Notes surrendered pursuant to the exchange increased by the amount of any gain recognized on the exchange and decreased by the amount of any cash and the fair market value of any property that is not a security (or stock) received in the exchange. A U.S. Holder’s total basis in the New Notes received in the exchange will be allocated between the New 2019 Notes and the New MCDs received in the exchange according to their relative fair market values. A U.S. Holder’s holding period for New Notes received in the exchange (other than any New Notes received in exchange for accrued interest) will include that person’s holding period for the Old Notes surrendered in exchange therefor.
          A possible characterization of the New MCDs is that they are neither debt nor equity of the Company, but instead are a contractual claim of the holder against the Company. In the event the proper characterization of the New MCDs is as a contractual claim, the New MCDs will be treated as “other property” of the Company rather than as securities. In such case, if the exchange is a recapitalization, a U.S. Holder will recognize gain on the exchange, if any, to the extent of both the cash received and the fair market value of the New MCDs received in the exchange.
          If the New MCDs are treated as debt for U.S. federal income tax purposes and the exchange is not treated as a recapitalization because the Old Notes surrendered are not securities or none of the New Notes received are securities, a U.S. Holder will recognize taxable gain (or loss) in an amount equal to the excess (or deficit) of (x) the sum of the issue price of each class of New Notes (other than any New Notes treated as paid in respect of accrued interest) and the amount of any cash received in connection with the exchange less (y) the holder’s tax basis in the Old Notes surrendered. See below for a discussion of the determination of the issue price of the New Notes. Subject to the discussion below regarding accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Old Notes surrendered for more than one year. If the exchange is not treated as a recapitalization, a U.S. Holder’s tax basis in each class of New Notes received pursuant to the exchange (other than any New Notes received in exchange for accrued interest) will be equal to the issue price of those notes and the holding period for the New Notes received (other than any New Notes received in exchange for accrued interest) will begin the day after the exchange.
          If the exchange is not treated as a recapitalization, the correct U.S. federal tax characterization of the New MCDs will affect the calculation of the amount realized by a U.S. Holder. If the New MCDs are treated not as debt, but as equity or as other property of the Company, a U.S. Holder will recognize taxable gain (or loss) in an amount equal to the excess (or deficit) of (x) the sum of the issue price of the New 2019 Notes, the fair market value of the New MCDs and any cash received in connection with the exchange less (y) the holder’s tax basis in their Old Notes surrendered. Subject to the discussion below regarding accrued market discount, any such gain or loss will be capital gain or loss, and such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the Old Notes surrendered for more than one year. A U.S. Holder’s tax basis in the New 2019 Notes received pursuant to the exchange (other than any such notes received in exchange for accrued interest) will be equal to the issue price of those notes and their basis in the New MCDs will equal their fair market value. The holding period for the New Notes received pursuant to the exchange will begin the day after the exchange.
          A U.S. Holder that acquired Old Notes subsequent to their original issuance with more than a de minimis amount of market discount will be subject to the market discount rules under the Code. Under those rules, assuming that a U.S. Holder has made no election to include market discount in income on a current basis, any gain recognized on the exchange will be characterized as ordinary income to the extent of the accrued market discount as of the date of the exchange. If the exchange of New Notes for Old Notes is treated as a recapitalization, any accrued market discount remaining thereon which has not been recognized as ordinary income should be carried over to the New Notes. See below for a discussion regarding the treatment of market discount.
          Under current law, it is uncertain whether the Note Consent Payment will be treated as part of the consideration for Old Notes in the exchange or as a separate fee paid to a U.S. Holder. If the Note Consent Payment is treated as part of the consideration for Old Notes in the exchange, it will be taken into account in determining gain or loss recognized as described in the preceding paragraphs. If the Note Consent Payment is separate income payable to a U.S. Holder, the payment will likely be taxable to the U.S. Holder as ordinary income and will not be treated as part of the amount realized in exchange for Old Notes as described above.

          Under current law, the treatment of the New 2019 Notes Restructuring Fee is unclear. A possible characterization of the fee is that it is part of the consideration for Old Notes in the exchange, and should be taken into account in determining gain or loss recognized as described in the preceding paragraphs. The New 2019 Notes Restructuring Fee could also be treated as part of the Note Consent Payment, and would therefore be part of the consideration for the Old Notes or separate income payable to a U.S. Holder, as described above. Another possible characterization is that some or all of the New 2019 Notes Restructuring Fee should be treated as a payment for pre-issuance accrued interest on the New 2019 Notes. Other characterizations are also conceivable. U.S. Holders should consult their own tax advisors regarding the treatment of the New 2019 Notes Restructuring Fee.
          Tax Treatment of Amounts Received for Accrued Interest
          Notwithstanding the above, a U.S. Holder of Old Notes will be treated as receiving an interest payment to the extent that a portion of the Restructuring Consideration is treated as paid with respect to accrued interest on the Old Notes. Any such amounts will be treated as ordinary taxable income for a U.S. Holder that had not previously included such accrued interest in income. Under current law, it is not clear whether a U.S. Holder that previously included accrued interest in income should recognize an ordinary or capital loss to the extent of accrued interest previously included in income that is not paid in full. A U.S. Holder’s tax basis in any New Notes treated as debt that are received in exchange for accrued interest on Old Notes generally will be equal to the issue price of those New Notes, and the holding period of such notes generally will begin on the day after the exchange. Where notes with accrued but unpaid interest are being satisfied for an amount that is less than the principal and accrued interest on the notes, it may be reasonable for a U.S. Holder to treat all amounts received as allocated first to the principal portion of such Old Notes and thereafter to any accrued interest on such notes. However, there is no assurance that such allocation would be respected by the IRS for U.S. federal income tax purposes. Each U.S. Holder of claims is urged to consult its tax advisor regarding the allocation of consideration.
Tax Consequences of Owning New Notes
          New 2019 Notes
          If the “issue price” of the New 2019 Notes is less than their “stated redemption price at maturity” by more than a de minimis amount (1/4 of 1 percent of a debt instrument’s stated redemption price at maturity multiplied by the number of complete years or, in certain cases, weighted average life, to the instrument’s stated maturity), the New 2019 Notes will be treated as having original issue discount (“OID”).
          The issue price of debt instruments issued in a debt for debt exchange depends on whether a substantial amount of the debt instruments received or surrendered are treated as “traded on an established market” within the meaning of the applicable Treasury Regulations. Debt instruments are treated as “traded on an established market” if, among other things, the debt is listed on a national securities exchange registered under section 6 of the Securities Exchange Act of 1934 or if price quotations are readily available from dealers, brokers or traders. If neither debt surrendered nor debt received in an exchange is treated as traded on an established market, the issue price of the debt received will generally equal the principal amount of the debt if the debt provides for adequate interest.
          As noted above, if the New 2019 Notes are treated as “traded on an established market,” the issue price of the New 2019 Notes would be their fair market value on the date of the exchange. If the New 2019 Notes are not so traded but the Old Notes are, the issue price of the New 2019 Notes would be equal to the fair market value of the Old Notes surrendered in exchange for the New 2019 Notes.
          The stated redemption price at maturity of a debt instrument is the sum of all payments due under the instrument other than payments of qualified stated interest. “Qualified stated interest” includes stated interest, calculated as the product of a single fixed rate of interest (or certain qualified floating rates) and the outstanding principal amount of the instrument, that is unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually.
          As a portion of the interest on the New 2019 Notes in the first three years of issuance is payable, at the election of the Company, in additional debt of the Company, only the portion of interest required to be paid in cash at least annually will be treated as qualified stated interest. The portion of the interest on the New 2019 Notes exceeding the amount required to be paid in cash at least annually will not be treated as qualified stated interest. The stated redemption price at maturity of the New 2019 Notes will thus include the remaining portion of interest payable on the notes and all other scheduled payments on the notes. While the issue price of the New 2019 Notes cannot currently be determined, it is anticipated that the stated redemption price at maturity of the New 2019 Notes will exceed the issue price of such notes by more than a de minimis amount, with the result that the New 2019 Notes are anticipated to be treated as issued with OID.
          A U.S. Holder of a note issued with OID must include such OID as ordinary interest income for U.S. federal income tax purposes as it accrues under a constant yield method in advance of receipt of the cash payments attributable to such income, regardless of such U.S. Holder’s regular method of tax accounting and the timing or amount of any actual payments. In general, the amount of OID included in income by a U.S. Holder of a note issued with OID is the sum of the daily portions of OID with respect to the note for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder held the note. The daily portion of OID on any note issued with OID is determined by allocating to each day in an accrual period a ratable portion of the OID allocable to that accrual period. Accrual periods may be of any length and may vary in length over the term of the note, provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs either on the final day or first day of an accrual period. The amount of OID allocable to each accrual period generally is equal to the difference between (i) the product of the note’s “adjusted issue price” at the beginning of the accrual period and the note’s yield to maturity (determined on the basis of compounding at the close of each accrual period and appropriately adjusted to take into account the length of the particular accrual period) and (ii) the amount of any qualified stated interest payments allocable to such accrual period. The “adjusted issue price” of a note issued with OID at the beginning of any accrual period is the sum of the issue price of the note plus the amount of OID allocable to all prior accrual periods minus the amount of any prior payments on the note that were not qualified stated interest payments. Under these rules, U.S. Holders generally will have to include in taxable income increasingly greater amounts of OID in successive accrual periods.
          When determining the yield and maturity of a note that, by its terms, provides the issuer (or holder) with an unconditional option or options that, if exercised, require payments to be made on the note under an alternative schedule or schedules, such issuer (or holder) will be deemed to exercise or not exercise an option or combination of options in a manner that, in the case of an issuer, minimizes, or, in the case of a holder, maximizes the yield on the debt instrument. If, contrary to the presumption, the option is, or is not, exercised, then for purposes of calculating OID, the debt instrument is treated as retired and reissued on the date of the change in circumstances for an amount equal to its adjusted issue price on that date.
          When calculating the yield and maturity of the New 2019 Notes for purposes of calculating OID accruals, the Company will be deemed to exercise any option that will reduce the yield on the instrument. Here, the Company has the option to pay the interest due on the New 2019 Notes in the first two years in kind and a right to redeem such notes prior to maturity. The deemed exercise of these options will depend on certain factors, including the exact issue price of the New 2019 Notes, which will not be known until after the exchange occurs. As such, it cannot currently be determined when the Company will be deemed to exercise any of its unconditional options. In the event the Company does not exercise an option as expected, the New 2019 Notes will be treated as retired and reissued and the yield and maturity will again be assessed at that time, taking into account any existing options of the Company or holder that will decrease or increase the yield, respectively.
          In the event that the New 2019 Notes have an issue price that differs from their face value, certain terms and conditions of the New 2019 Notes, for example the Excess Cash Flow Sweep or a Mandatory Redemption upon an equity offering, could result in the New 2019 Notes being treated as “Contingent Payment Debt Instruments,” which are subject to special rules under applicable Treasury regulations governing instruments issued with OID.
          Acquisition Premium, Market Discount and Bond Premium With Respect to New 2019 Notes
          If a U.S. Holder has a tax basis in a New 2019 Note that is more than the issue price of such note but less than or equal to the stated redemption price at maturity of such note, such holder has acquisition premium with respect to such note to the extent of that excess, and the holder will not include OID on the new note in income to the extent of the acquisition premium.
          A U.S. Holder that has a tax basis in a New 2019 Note that is less than the issue price of the note will be subject to the market discount rules (unless the amount of the excess of the issue price over the basis is less than a specified de minimis amount, in which case market discount is considered to be zero). A U.S. Holder may elect (but is not required) to take market discount into income over the remaining life of a note, either on a ratable or economic yield basis. Once made, this election to include market discount in income currently applies to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Absent such an election, a U.S. Holder will be required to treat any principal payment on, or any gain recognized on the sale, exchange, redemption, retirement or other disposition of a New 2019 Note as ordinary income to the extent of any accrued market discount that has not previously been included in income at the time of such payment or disposition. In addition, a U.S. Holder may be required to defer, until the maturity date of the note or its earlier disposition, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such note.
          As discussed above, if the exchange of Old Notes for New Notes is treated as a recapitalization, a U.S. Holder who acquired its Old Notes at a market discount may be required to carry over to the New 2019 Notes that they receive any accrued market discount with respect to the Old Notes to the extent that the accrued market discount was not previously included in income. In that case, a U.S. Holder holding such notes may have all or part of any market discount effectively converted into OID because the issue price of the New 2019 Notes, while not known exactly, is expected to be less than the stated redemption price at maturity of such notes.
          If a U.S. Holder has a tax basis in a New 2019 Note that exceeds the note’s stated redemption price at maturity, the note has bond premium to the extent of that excess, and the holder will not be required to include OID, if any, on a New 2019 Note in income. A U.S. Holder generally may elect to amortize the premium using the constant yield to maturity method as a reduction of the U.S. Holder’s non-OID interest income from the note. Once made, the election to amortize premium on a constant yield to maturity method applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked without the consent of the IRS. Premium on a note held by a U.S. Holder that does not make such election will decrease the gain or increase the loss otherwise recognized on the sale, exchange, redemption, retirement or other taxable disposition of a note.
          Dispositions of New 2019 Notes
          A U.S. Holder will generally recognize taxable gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of a note in an amount equal to the difference between the amount realized upon such sale, exchange, redemption, retirement or other taxable disposition (reduced by any amounts attributable to accrued but unpaid qualified stated interest, which will be taxable as ordinary interest income) and such U.S. Holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal such U.S. Holder’s initial investment in the note, (i) increased by the amount of any OID included in the U.S. Holder’s gross income with respect to the note (including any amounts of OID included in the U.S. Holder’s income as a result of the election to treat all interest as OID, as discussed above) and (ii) reduced by the amount of any payments received with respect to the note that are not payments of qualified stated interest. Such gain or loss will generally be long-term capital gain or loss if the Note is held for more than one year. Certain non-corporate U.S. Holders (including individuals) may be eligible for preferential tax rates in respect of long-term capital gain, which rates currently are scheduled to increase on January 1, 2011. The deductibility of capital losses by U.S. Holders is subject to limitations.
          New MCDs
          The proper characterization for U.S. tax purposes of the New MCDs is unclear. While the New MCDs could be treated as debt convertible into common stock of the Company, they are more likely to be treated as an instrument other than debt for U.S. tax purposes. In that case, the New MCDs could be treated as preferred equity of the Company convertible into common stock, as ordinary common equity of the Company or as a contractual arrangement between the Company and each holder that is neither debt nor equity. Other characterizations are also conceivable.
          The timing, character and source of income recognized by a U.S. Holder could be different depending on the proper characterization of the New MCDs. U.S. Holders should consult their own tax advisors regarding the tax characterization of the New MCDs received in the exchange.
          Mexican Withholding Taxes and Foreign Tax Credits
          Payments on the New Notes may be subject to withholding tax imposed by Mexico. Pursuant to the terms of the New Notes, the Company will be required to pay additional amounts in respect of such withholding so that, subject to certain exceptions, the net amount received by each U.S. Holder will equal the amounts that would have been received in the absence of such withholding. Although not free from doubt, such additional amounts will likely be treated as additional interest or dividend income at the time they are paid by the Company or accrue in accordance with the U.S. Holder’s method of accounting for tax purposes.
          Subject to numerous limitations, U.S. Holders may receive a foreign tax credit with respect to Mexican withholding taxes imposed on payments made on the New Notes. Any amounts attributable to interest or additional amounts paid in respect of New Notes generally will be treated as foreign source passive income or, in some cases, general category income, for U.S. foreign tax credit limitation purposes.
          If any foreign income tax is withheld on the sale or other taxable disposition of a New Note, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of such tax. Capital gain or loss, if any, realized by a U.S. Holder on the sale or other taxable disposition of the notes generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes. Consequently, in the case of a gain from the disposition of a note that is subject to foreign income tax, the U.S. Holder may not be able to benefit from the foreign tax credit for the tax unless the U.S. Holder can apply the credit against U.S. federal income tax payable on other income from foreign sources. Alternatively, the U.S. Holder may take a deduction for the foreign income tax if the U.S. Holder does not elect to claim a foreign tax credit for any foreign income taxes paid during the taxable year.
          The foreign tax credit rules are complex, and U.S. Holders should consult their own tax advisors regarding the availability of foreign tax credits or deductions of foreign income taxes based on their particular circumstances.
Non-U.S. Holders
          For purposes of the following discussion a “Non-U.S. Holder” means a beneficial owner of notes that is not, for U.S. federal income tax purposes, a U.S. Holder or a partnership (or an entity or arrangement classified as a partnership for such purposes). Subject to the discussion below regarding backup withholding, a Non-U.S. Holder will generally not be subject to U.S. federal income or withholding tax on:
(a)	The cash proceeds received from the sale of an Old Note pursuant to the Tender Offer;

(b)	The exchange of Old Notes for the Restructuring Consideration;

(c)	Interest and any additional amounts paid in respect of the New Notes; or

(d)	Gain realized on the sale, exchange, redemption, retirement or other taxable disposition of the New Notes, unless, in the case of any payments treated as interest (including OID, amounts constituting yield on the New MCDs and amounts treated as paid in respect of accrued interest), such payments are effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) or, in the case of any amounts treated as gain, such gain is

(i) effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment) or, (ii) in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.
Information Reporting and Backup Withholding
          In general, U.S. tax information reporting requirements may apply to transfers and payments made pursuant to the Tender Offer and the Exchange Offer and Consent Solicitation, payments with respect to the New Notes and the proceeds of sale of such New Notes by holders other than certain exempt persons. Backup withholding of U.S. federal income tax may apply at applicable rates to payments made pursuant to the Tender Offer and exchange, payments with respect to the New Notes and the proceeds of sale of the New Notes, if the holder fails to provide a correct taxpayer identification number or certification of exempt status or, with respect to certain payments, if a holder fails to report in full all interest and dividend income and the IRS notifies the payor of the holder’s under reporting. Any amounts withheld under the backup withholding rules from a payment to a holder will generally be allowed as a refund or credit against the holder’s federal income tax liability provided the required information is timely furnished to the IRS.
          Recently enacted legislation requires certain U.S. Holders to report information with respect to their investment in certain “foreign financial assets” not held through a custodial account with a U.S. financial institution to the IRS. Investors who fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this new legislation on the New Notes received in the exchange.

MATERIAL MEXICAN FEDERAL TAX CONSIDERATIONS
Certain Mexican Tax Consequences
          The following summary of certain Mexican federal income tax considerations contains a description of certain Mexican federal income tax consequences of the Note Consent Payment and the Tender Offer Consideration and of the payment of interest or disposition of the New Notes, but does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision of a holder to provide the required consent or to tender Old Notes. This summary does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Mexico.
          This summary is based on the federal tax laws of Mexico as in effect on the date of this Statement (including the tax treaties described below under “—Tax Treaties”), as well as on the rules and regulations of Mexico available on or before such date and now in effect. All of the foregoing is subject to change, which change could affect the continued validity of this summary. In addition you should be aware that the federal tax laws of Mexico, the tax treaties and the rules and regulations thereunder may have changed at the time of issuance of the New Notes, and such change could affect the continued validity of this summary.
          Holders to whom this Statement is addressed and any persons that may acquire the New Notes should consult their own tax advisers as to the Mexican or other tax consequences of tendering their Old Notes for purchase by us or granting their consent, and the ownership and disposition of the New Notes, including the application of the tax considerations discussed below to their particular situations, as well as the application of state, local, foreign or other tax laws.
Mexican Income Tax Considerations
          The following is a general summary of the principal consequences under the Mexican Ley del Impuesto sobre la Renta (the “Mexican Income Tax Law”) and the rules and regulations thereof, as currently in effect, of the Tender Offer Consideration, the Note Consent Payment and the purchase, ownership and disposition of the New Notes by a holder that is not a resident of Mexico and that will not hold the New Notes, or a beneficial interest therein, in connection with the conduct of a trade or business through a permanent establishment in Mexico (a “Foreign Holder”).
          The determination of “tax residency” pursuant to Mexican tax laws is based upon subjective elements, involving the consideration of a number of factors. For purposes of Mexican taxation, individuals are considered residents of Mexico when they have established their place of residence (i.e., home) in Mexico; if an individual has his or her home in Mexico and in another country as well, he or she shall be deemed to be a resident of Mexico if his or her “center of vital interest” is located within Mexican national territory. The center of vital interest of an individual is considered to be located in Mexico if, among other circumstances: (i) more than 50% of his or her total income for the relevant calendar year is derived from Mexican sources; or (ii) the main center of his or her professional activities is located in Mexico. Mexican nationals who filed a change of tax residence to a country or jurisdiction in which his or her income is subject to a preferred tax regime pursuant to the provisions of the Mexican Income Tax Law will be considered Mexican residents for tax purposes during the year notice of such residence change is filed and during the following three years unless such country has a comprehensive tax information exchange treaty in effect with Mexico. Mexican government officials and employees are also Mexican residents for Mexican tax purposes even if their center of vital interest is located outside Mexico. A legal entity is considered a Mexican resident when the main administration of its business or its place of effective management is in Mexico. Unless otherwise proven, a Mexican national is considered a Mexican resident for tax purposes. A Foreign Holder conducting a trade or business through a permanent establishment in Mexico will be required to pay income tax in Mexico on income attributable to such permanent establishment, which could include income from the New Notes.
Tax Treaties
          Mexico has entered into and is negotiating tax treaties with several countries that may reduce the amount of Mexican withholding tax to which payments of interest of the notes may be subject. Prospective beneficiaries of the

Tender Offer Consideration or the Note Consent Payment and prospective holders of the New Notes should consult their own tax advisors as to the tax consequences and benefits, if any, of such treaties.
Taxation of Tender Offer Consideration, Consent Payments and Exchange of Notes
          Under Mexican tax law, consent payments made to Foreign Holders of the Old Notes will be considered to qualify as “interest” for Mexican tax purposes, as they will be viewed as a yield under the Old Notes, and therefore the tax treatment described below in “—Note Consent Payment; Payment of Interest, Principal and Premium in Respect of the New Notes” will be applicable to such payments.
          Additionally, under Mexican tax law, a positive difference between the value received by us at the time of issuance of the Old Notes and the price at which a holder that is not a resident of Mexico sells such Old Notes to us would be viewed as a capital gain since we will purchase the Old Notes at a discount from their issue price. Capital gains on such sale will not be subject to Mexican taxes.
Note Consent Payment; Payment of Interest, Principal and Premium in Respect of the New Notes
          Under Mexican tax law, the Note Consent Payment and any payments of interest we make in respect of the New Notes (including payments of principal in excess of the issue price of such New Notes, which, under Mexican law, are deemed to be interest) to a Foreign Holder will be subject to a Mexican withholding tax assessed at a rate of 4.9% if: (i) the New Notes are placed through banks or brokerage houses, or casas de bolsa, in a country with which Mexico has entered into a tax treaty for the avoidance of double taxation, which is in effect; (ii) the issuance of the New Notes and a summary of their main features are timely reported to the CNBV; and (iii) the information requirements specified by the Mexican Tax Administration Service, or Servicio de Administración Tributaria (the “SAT”) under general rules issued from time to time are satisfied. In case such requirements are not met or cease to be met, the applicable withholding tax rate will be 10% and, in such case, if the effective beneficiary of such payments is deemed to have a preferential tax regime (e.g., a person who is not subject to taxation on income in its country of residence or a person whose effective income tax rate is lower than 75% of the Mexican income tax rate, which is currently 30%), the withholding tax will be substantially higher.
          Under general regulations published by the SAT currently in effect, the information requirements which must be satisfied are that: (i) we timely file with the SAT certain information relating to us and the issuance of the New Notes; (ii) we timely file with the SAT information on the interest paid and information representing that no party related to us jointly or individually, directly or indirectly, is the effective beneficiary or 5% or more of the aggregate amount of each interest payment on a quarterly basis; and (iii) we maintain records which evidence compliance with items (i) and (ii) above.
          Even if the above requirements are met, currently a withholding tax of 30% will apply if the effective beneficiaries of the interest paid on the New Notes, whether directly or indirectly, individually or collectively with related persons, who receive more than 5% of the aggregate amount of such payments on the New Notes are: (i) shareholders who own, directly or indirectly, individually or collectively with related persons, more than 10% of our voting stock; or (ii) entities with more than 20% stock owned, directly or indirectly, individually or collectively with related persons, by us or by persons related to us. For such purposes, under the Mexican Income Tax Law, persons are considered related if one possesses an interest in the business of the other, common interests exist between them or a third person holds an interest in the business or property of both persons.
          Under the Mexican Income Tax Law, payments of interest we make on the New Notes to a non-Mexican pension or retirement fund will generally be exempt from Mexican withholding taxes, provided that: (i) the fund is the effective beneficiary of such interest income; (ii) the fund is duly established pursuant to the laws of its country of origin; (iii) the relevant interest income is exempt from taxation in such country; and (iv) the fund is duly registered with the SHCP for such purpose.
          If we agree to pay additional amounts to the holders of the New Notes with respect to the Mexican withholding taxes mentioned above, any refunds of such additional amounts will be for our account. See “Description of the New Notes—Additional Amounts”).

          Holders or beneficial owners of the Old Notes providing their consent and receiving the Note Consent Payment, and holders or beneficial owners of the New Notes, may be requested to provide certain information or documentation necessary to enable us to establish the appropriate Mexican withholding tax rate applicable to such holders or beneficial owners. In the event that the specified information or documentation concerning the holder or beneficial owner, if requested, is not provided on a timely basis, our obligations to pay additional amounts may be limited (as described in “Description of the New Notes—Additional Amounts”).
          Under the Mexican Income Tax Law, payments of principal we make to a Foreign Holder will not be subject to any Mexican withholding or similar taxes.
Tender Offer Consideration; Taxation of the Disposition of the Notes
          Under the Mexican Income Tax Law, capital gains resulting from the sale or other disposition of the Old Notes or the New Notes by a Foreign Holder to another Foreign Holder are not taxable in Mexico. For purposes of the above, a positive difference between the value received by us at the time of issuance of the Old Notes and the price at which a holder that is not a resident of Mexico sells such Old Notes to us would constitute a capital gain. As we will purchase the Old Notes at a discount from their original issue price, capital gains on such sale will not be subject to Mexican income taxes. Foreign Holders should consult their tax advisors with respect to the tax consequences on capital gains realized on the disposition of the Old Notes or the New Notes from a Foreign Holder to a Mexican resident or Foreign Holder with a permanent establishment in Mexico.
Other Mexican Taxes
          A Foreign Holder will not be liable for estate, gift, inheritance or similar taxes with respect to the New Notes held. There are no Mexican stamp, issue, registration or other similar taxes payable by a Foreign Holder with respect to the New Notes.

IMPORTANT INFORMATION FOR NON-U.S. HOLDERS
United Kingdom
          This Statement, any accompanying letter, and any other communications made in connection with the Concurso Plan are directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the Financial Promotion Order) (all such persons together being referred to as relevant persons). In the United Kingdom, this Statement and any other communication made with the Concurso Plan must not be acted on or relied on by persons who do not meet the above criteria. In the United Kingdom, any investment or investment activity to which this Statement relates is available only to persons who meet the above criteria and will be engaged in only with persons who meet the above criteria.
          Neither this Statement nor any accompanying letter has been delivered for registration to any Registrar of Companies in the United Kingdom and no prospectus, within the meaning of the Public Offers of Securities Regulations 1995 as amended (the Regulations), has been published or is intended to be published in respect of the Concurso Plan. We have not authorized any the Exchange Offer and Consent Solicitation or offer to the public in the United Kingdom within the meaning of the Regulations with respect to the Concurso Plan. The Exchange Offer and Consent Solicitation with respect to the Concurso Plan is only made in the United Kingdom to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business.
          By exchanging your Old Notes or voting for or against the Concurso Plan, you will represent, warrant and confirm that you:
•	are persons of a kind described in Article 19 or Article 49 of the Financial Promotion Order;

•	are persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their business; and

•	expressly invite us to provide information to you and to discuss with you the Exchange Offer and Consent Solicitation and the Concurso Plan.
European Economic Area
          This Statement has been prepared on the basis that the Exchange Offer and Consent Solicitation will be made pursuant to an exemption under Directive 2003/71/EC (the “Prospectus Directive”), as implemented in member states of the European Economic Area (“EEA”), from the requirement to produce a prospectus for the Exchange Offer and Consent Solicitation. Accordingly, any person making or intending to make any the Exchange Offer and Consent Solicitation within the EEA as contemplated in this Statement should only do so in circumstances in which no obligation arises for the Company to produce a prospectus for such the Exchange Offer and Consent Solicitation. The Company has not authorized, and does not authorize, the making of any the Exchange Offer and Consent Solicitation or offer through any financial intermediary.
Hong Kong Special Administrative Region
          The Exchange Offer and Consent Solicitation will not be made in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Exchange Offer and Consent Solicitation may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
          This Statement has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Statement or any other document or material in connection with the Exchange Offer and Consent Solicitation may not be circulated or distributed, nor may the Exchange Offer and Consent Solicitation be made, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA in each case subject to compliance with conditions set forth in the SFA.
          Where New Notes are issued under Section 275 of the SFA to a relevant person which is:
(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred for six months after that corporation or that trust has acquired the New Notes under Section 275 of the SFA except:
(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person or any person pursuant to Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	where the transfer is by operation of law.
Mexico
          The New Notes have not been registered with the National Securities Registry (Registro Nacional de Valores) maintained by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV), and may not be offered or sold publicly, or otherwise be the subject of brokerage activities in Mexico, except in accordance with Article 8 of the Ley del Mercado de Valores, or Mexican Securities Market Law. We will notify the CNBV of the issuance of the New Notes, including their principal characteristics. Such notice will be delivered to the CNBV to comply with a legal requirement and for information purposes only, and the delivery to and the receipt by the CNBV of such notice does not constitute or imply any certification as to the investment quality of the New Notes or of the Company’s solvency, liquidity or credit quality or the accuracy or completeness of the information set forth in this Statement. The information contained in this Statement is our exclusive responsibility has not been reviewed or authorized by the CNBV. In making a decision to accept the Exchange Offer and Consent Solicitation, exchange Old Notes and issue a consent hereunder, all holders of

Restructured Debt, including any Mexican investors who may acquire New Notes from time to time, must rely on their own review and examination of the Company.

ANNEX A
CONCURSO PLAN

RESTRUCTURING AGREEMENT EXECUTED PURSUANT TO ARTICLES 3, 153, 157, 165, 339 AND OTHER APPLICABLE ARTICLES OF THE MEXICAN BANKRUPTCY AND REORGANIZATION LAW (LEY DE CONCURSOS MERCANTILES) ENTERED INITIALLY INTO BY AND BETWEEN VITRO, S.A.B. DE C.V. AND THE EXECUTING CREDITORS AND FOR ITS FURTHER SUBSCRIPTION, IN ITS CASE, BY THE ADHERING CREDITORS.

INDEX

A N T E C E D E N T S	A-3
R E P R E S E N T A T I O N S	A-4
C L A U S E S	A-6
FIRST. DEFINITIONS AND EXHIBITS	A-6
Section 1.01 Defined Terms.	A-6
Section 1.02 Rules of Interpretation	A-9
Section 1.03 Exhibits.	A-10
Section 1.04 Representation Inclusions.	A-10
SECOND. PURPOSE.	A-10
THIRD. TREATMENT OF OPERATING EXPENSES, LABOR COSTS, TAXES AND OTHER INDEBTEDNESS.	A-10
FOURTH. ACKNOWLEDGEMENT OF CLAIMS.	A-11
FIFTH. PAYMENT AND IMPLEMENTATION.	A-11
Section 5.01 Payment.	A-11
Section 5.02 Implementation.	A-11
Section 5.02.1 Description of the New 2019 Notes.	A-12
Section 5.02.2 Description of the New Mandatory Convertible Debentures	A-13
Section 5.02.3 Cash Contribution Description	A-13
Section 5.02.4 Restructuring Fee Description	A-13
Section 5.03 Treatment of Acknowledged Creditors.	A-14
Section 5.04 Intercompany Claims; Acceptance of a Less Favorable Treatment.	A-14
Section 5.05 Other obligations to consider.	A-14
SIXTH. METHOD, DATE AND PLACE OF PAYMENT OF THE CASH PORTION AND THE RESTRUCTURING FEE.	A-15
SEVENTH. CURRENCY.	A-15
EIGHTH. FURTHER DOCUMENTS.	A-16
NINTH. SUBSTITUTION OF PRIOR AGREEMENTS, NOVATION AND EXTINGUISHMENT.	A-16
TENTH. BINDING EFFECT.	A-16
ELEVENTH. ASSIGNMENT OF CLAIMS, SUCCESSORS AND/OR TRANSFEREES.	A-16
TWELFTH. PATRIMONY.	A-16
THIRTEENTH. MANAGEMENT AND SURVEILLANCE.	A-16
FOURTEENTH. CONTINUANCE.	A-17
FIFTEENTH. EQUAL TREATMENT.	A-17
SIXTEENTH. CONCURSO PETITION AND PREVIOUS RESTRUCTURING PLAN.	A-17
SEVENTEENTH. NULLITY.	A-17
EIGHTEENTH. APPLICABLE LAW.	A-17
NINETEENTH. JURISDICTION AND VENUE.	A-17
TWENTIETH. HEADINGS.	A-17

RESTRUCTURING AGREEMENT (THIS “AGREEMENT” OR “VITRO RESTRUCTURING AGREEMENT”) ENTERED INTO BY AND BETWEEN VITRO, S.A.B. DE C.V. (“VITRO”), AND THOSE PERSONS WHOSE NAMES ARE IDENTIFIED IN THE SIGNATURE PAGES OF THIS AGREEMENT ON BEHALF OF THE VITRO CREDITORS (JOINTLY REFERRED TO AS THE “EXECUTING CREDITORS”) AND THE CREDITORS WHOSE NAMES WILL BE IDENTIFIED IN THE SIGNATURE PAGES OF THIS AGREEMENT THAT FROM TIME TO TIME MAY BE INCLUDED IN THIS AGREEMENT, SUBJECT TO THE FOLLOWING ANTECEDENTS, REPRESENTATIONS AND CLAUSES:
A N T E C E D E N T S
I.	On October 10, 2002, Vitro registered a program for the issuance of medium term stock traded certificates (certificados bursátiles de mediano plazo) for a total sum of $2,500,000,000.00 (two billion five hundred million pesos 00/100 Mexican Currency) (the “Vitro 02 Program”). On February 13, 2003, Vitro issued 11,400,000 (eleven million four hundred thousand) stock traded certificates (certificados bursátiles) for a total amount of $1,140,000,000.00 (one billion one hundred forty million pesos 00/100 Mexican Currency) pursuant to the Vitro 02 Program (the “Cebures Vitro 03”). The common representative (representante común) for the holders of the Cebures Vitro 03 is Scotia Inverlat Casa de Bolsa, Grupo Financiero Scotiabank Inverlat.

II.	On October 22, 2003, Vitro completed an issuance throughout international markets of US$225,000,000.00 (two hundred twenty-five million dollars 00/100 Currency of the United States of America) with 11.75% Senior Notes due on 2013 (the “2013 Notes”).

III.	On February 1, 2007, Vitro completed an issuance throughout international markets of US$1,000,000,000.00 (one billion dollars 00/100 Currency of the United States of America), which consisted of US$300,000,000.00 (three hundred million dollars 00/100 currency of the United States of America) with 8.625% Senior Notes due 2012 (the “2012 Notes”) and US$700,000,000.00 (seven hundred million dollars 00/100 Currency of the United States of America) with 9.125% Senior Notes due 2017 (the “2017 Notes” and jointly with the 2013 Notes and the 2012 Notes, the “Notes”).

IV.	On September 29, 2008, Vitro issued a promissory note in favor of ABN AMRO BANK N.V. (owned at one time by RBS Bank), for US$15,000,000.00 (fifteen million dollars 00/100 Currency of the United States of America) (the “ABN Note”).

V.	On July 1, 2008, Vitro registered a program for the issuance of long term stock traded certificates (certificados bursátiles de largo plazo) for an amount of up to $1,000,000,000.00 (one billion pesos 00/100 Mexican Currency) (the “Vitro 08 Program”). On July 2, 2008, Vitro issued 4,000,000 (four million) stock traded certificates (certificados bursátiles) for $400,000,000.00 (four hundred million pesos 00/100 Mexican Currency) pursuant to the Vitro 08 Program (the “Cebures Vitro 08”, and jointly with the Cebures Vitro 03, the “Cebures”). The common representative (representante común) of the holders of Cebures Vitro 08 is Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario.

VI.	On September 3, 2010, Vitro entered into, as guarantor for its subsidiaries Vitro Envases Norteamérica, S.A. de C.V., Compañía Vidriera, S.A. de C.V. and Comercializadora Álcali, S.A. de C.V., a Settlement and Debt Acknowledgement Agreement with Fintech Investments Ltd., in its capacity of creditor (the “Settlement Agreement”) whereby it secured payment of the total amount of US$189,999,282.00 (one hundred eighty-nine million nine hundred ninety-nine thousand two hundred eighty-two dollars 00/100 Currency of the United States of America) plus interest accrued at 4.25% (four point twenty five percent) up to the maturity date, in favor of Fintech Investments Ltd, and executed as “aval” three promissory notes for the aforementioned amount (the “Fintech Notes”).

VII.	Vitro has reached an agreement with the Executing Creditors in order to restructure its indebtedness upon the Closing Date (as such term is defined below), pursuant to the following terms and conditions provided in this Agreement which will be filed though a concurso mercantil proceeding, in any of its modalities pursuant to what is set forth in the LCM (as defined below), including, if necessary, a concurso mercantil petition, whereby this Agreement will be attached as a prearranged agreement or a prepackage reorganization agreement.

VIII.	Pursuant to Article 339, Section IV, of the Mexican Bankruptcy and Reorganization Law (Ley de Concursos Mercantiles) (“LCM”), this Agreement contains the terms and conditions agreed between Vitro and the Executing Creditors for the Vitro indebtedness restructuring; provided, however, that Vitro and the Executing Creditors intend for this Agreement to become, once it has been approved by the Judge, a reorganization agreement as set forth in Title V, Sole Chapter of the LCM, in order for this Agreement, once all legal requirements have been satisfied, to be presented by means of the Conciliador (as such term is defined below) appointed in the concurso mercantil by the Federal Institute of Concurso Mercantil Specialists (“IFECOM”) pursuant to Article 43, Section IV if the LCM (the “Conciliador”) before all other creditors which are legally acknowledged by means of the Debt Acknowledgement Judgment (as such term is defined below), pursuant to Article 132 of the LCM (the “Remaining Creditors”, and jointly with the Executing Creditors, the “Acknowledged Creditors”).
R E P R E S E N T A T I O N S
I.	Vitro represents, under oath and through its representatives, that:
A.	It is a corporation duly incorporated and existing under the Laws of Mexico and that its restructuring of indebtedness which is the purpose of this Agreement, as well as its execution and performance, have been duly authorized by its board of directors through its meeting held on September 24, 2010, pursuant applicable law and regulations.

B.	Its representatives have sufficient authority to enter into this Agreement, which has not been revoked or limited in any way as of the date hereof, pursuant to a certified copy of the public instrument attached hereto as Exhibit “B”, which shall also form part of this Agreement.

C.	It wishes to enter into this Agreement in order to agree on the form, restructuring terms, payment and/or novation conditions, as the case may be, of its indebtedness as set forth herein and that, on the corresponding procedural moment, are confirmed by the Debt Acknowledgement Judgment (as such term is defined below). Furthermore, it wishes that this Agreement, once approved by the Judge, be the restructuring agreement which consummates the Vitro concurso mercantil proceeding, pursuant to what is set forth in Articles 166 and 262, Section I and other relative and applicable provisions of the LCM.

D.	Pursuant to its accounting records, as of [September] [30], it has (a) non subsidiary direct or indirect credit liabilities which amount to $[•] ([•] pesos 00/100 Mexican Currency), equivalent to US$[•].00 ([•] dollars 00/100 Currency of the Unites States of America), (b) liabilities as a result of the “aval” granted in favor of third parties regarding its subsidiaries’ obligations which amount to $[•] ([•] pesos 00/100 Mexican Currency), equivalent to US$[•].00 ([•] dollars 00/100 Currency of the United States of America), and (c) direct or indirect subsidiary liabilities, for an amount of $[•] ([•] pesos 00/100 Mexican Currency), equivalent to US$[•].00 ([•] dollars 00/100 Currency of the United States of America) (amounts mentioned in item (c) above will be referred to as “Intercompany Claims”).

E.	That the liabilities owed to the Executing Creditors represent at least [•]% of the total Vitro liabilities, pursuant to its accounting records.

F.	That it is a holding company and as such, its ability to meet its obligations is dependant on the dividends that it receives from its subsidiaries.

G.	That it acknowledges the claims of the Executing Creditors and those of the Remaining Creditors, in the amounts, degree and specific characteristics indicated in the creditors and debtors description which pursuant to Article 20, Section III of the LCM, shall be attached as an exhibit to the concurso mercantil petition to be filed.

H.	That it does not owe (i) any claims from those mentioned in Article 224, Section I of the LCM, nor (ii) any claims singularly privileged (as defined in Article 218 of the LCM), nor (iii) any claims with other guarantees and privileges (as defined in Article 219 of the LCM).

I.	That it does not have due tax claims of any kind, including but not limited to, claims related to social security claims.

J.	That the Company has not executed any specific agreements with any of its Acknowledged Creditors with regards to a repayment of indebtedness, contrary to the LCM.

K.	The execution of this Agreement does not violate or breach, or in any way contravene any provisions of its current corporate by-laws nor any law, including without limitation, the LCM.

L.	That the Company is authorized, under the laws of Mexico, to enter into and comply with its obligations set forth in this Agreement, without any other necessary authorizations, aside from those required from concurso mercantil proceedings.

M.	That it completely accepts the terms set forth herein and that this Agreement, once approved by the Judge, will provide the terms needed to Consummate the Restructuring (as such term is defined below) on the Closing Date (as such term is defined below).
II.	Each of the Executing Creditors, as well as the Adhering Creditors that execute this Agreement, hereby represents under oath that:

A.	It is Vitro’s creditor as respectively identified under its own signature page under this Agreement.

B.	As for holders of the Notes, it evidences its capacity as a Vitro creditor by means of (i) the certification issued and delivered by The Depository Trust Company (“DTC”) to Vitro, whereby the record holders are evidenced and (ii) the duly notarized and apostilled Letter of Transmittal issued and delivered by all of the last beneficial owners of the Notes (or their authorized representatives) which contains a certification regarding its ownership of the Notes regarding the beneficial owner; and (iii) the Letter of Instruction issued by the beneficial owner of the Notes to the corresponding record holder.

C.	As for holders of Cebures, it evidences its capacity as a Vitro creditor by means of (i) a Cebures deposit certificate issued by the S.D. Indeval, Institución para el Depósito de Valores, Sociedad Anónima (“Indeval”) and (ii) a Cebures holder’s certificate issued by the broker who acts as a custodian for such Cebures.

D.	It wishes to enter into this Agreement in order to agree on the form, terms and conditions of Vitro’s payment of indebtedness pursuant to what is set forth herein, which on the corresponding procedural moment, are confirmed by the Debt Acknowledgement Judgment (as such term is defined below). Likewise it wishes that this Agreement, once approved by the Judge, be the restructuring agreement which consummates the Vitro concurso mercantil, pursuant to what is set forth in Articles 166 and 262 Section I and other related and applicable articles of the LCM.

E.	At the latest within the term provided in Article 122 Section II of the LCM, it shall request the Acknowledgement of all of its credits before the Conciliador which is appointed in Vitro’s concurso mercantil proceeding.

F.	Its representatives have the necessary authority to enter into this Agreement, which has not been revoked or limited in any way as of this date, pursuant to the document which is attached hereto as Exhibit “C”, and which shall form part of this Agreement.

III.	All parties to this Agreement represent, by means of their representative and under oath that:

A.	They mutually agree to their authority and capacity with which they execute this Agreement, for all necessary legal effects.
     As a consequence of the above, and pursuant to the previous representations, Vitro and the Executing Creditors agree to execute this Agreement pursuant to what is set forth if the following clauses, and as of this moment request that the Conciliador present to the Remaining Creditors this Agreement, which Vitro and the Executing Creditors propose to the Remaining Creditors for their acceptance and execution, pursuant to what is set forth in Articles 4, Section I, 132, 146 and 161 of the LCM:
C L A U S E S
FIRST. DEFINITIONS AND EXHIBITS
Section 1.01 Defined Terms.
Unless otherwise set forth in this Agreement, any capitalized term used herein shall have the following meaning:

TERM	DEFINITION

2012 Notes	shall have the meaning ascribed to it in Antecedent III of this Agreement.

2013 Notes	shall have the meaning ascribed to it in Antecedent II of this Agreement.

2017 Notes	shall have the meaning ascribed to it in Antecedent III of this Agreement.

ABN Note	shall have the meaning ascribed to it in Antecedent IV of this Agreement.

Acknowledged Claims	shall mean the credits which are acknowledged in the Debt Acknowledgement Judgment.

Acknowledged Creditors	shall mean all creditors which are legally acknowledged pursuant to Article 132 of the LCM by means of a definitive sentence issued by the Judge which rules over the corresponding concurso mercantil.

Adhering Creditors	shall mean all Remaining Creditors that execute this Agreement.

Agreement	shall mean this Restructuring Agreement, which may be amended from time to time during the concurso mercantil proceedings, and once definitively approved by the Judge, shall be converted into the restructuring agreement provided in Title V, Sole Chapter of the LCM.

TERM	DEFINITION

Cash Contribution	shall mean the cash payment made on the Closing Date, as provided in Section 5.02(c) of this Agreement.

Cebures	shall have the meaning ascribed to it in Antecedent V of this Agreement.

Cebures Vitro 03	shall have the meaning ascribed to it in Antecedent I of this Agreement.

Cebures Vitro 08	shall have the meaning ascribed to it in Antecedent V of this Agreement.

Closing Date	shall have the meaning ascribed to it in Clause Sixth of this Agreement.

Conciliador	shall have the meaning ascribed to it in Antecedent VIII of this Agreement.

Consent Payment	shall have the meaning ascribed to it in the Trust.

Consummate the Restructuring	shall have the meaning ascribed to it in Clause Sixth of this Agreement.

Debt Acknowledgement Judgment	shall mean the debt Acknowledgement, degree and order sentence dictated by the Judge pursuant to what is set forth in Article 132 of the LCM.

Description of the Notes or DON	shall mean the Description of the New Notes, pursuant to the document which is attached hereto as Exhibit “D” which provides the principal characteristics of the New 2019 Notes and the New Mandatory Convertible Debentures.

Executing Creditors	shall mean all creditors which are listed in Exhibit “A” of this Agreement.

Existing Indebtedness	shall mean jointly liabilities being restructured by means of this Agreement, which include the Notes, the Cebures, the ABN Note, the Fintech Notes and the Settlement Agreement.

Extended Closing Date	shall have the meaning ascribed to it in Clause Sixth of this Agreement.

Fintech Notes	shall have the meaning ascribed to it in Antecedent VI of this Agreement.

Guarantors	shall mean all Vitro subsidiaries which shall act as guarantors under the New 2019 Notes, which are identified under the definition of Guarantors of Certain Definitions within the Description of the Notes.

IFECOM	shall have the meaning ascribed to it in Antecedent VIII of this Agreement.

TERM	DEFINITION

Intercompany Claims	shall have the meaning ascribed to it in representation I.D. of this Agreement, expressly excluding any Intercompany Claims in the Ordinary Course of Business (as such term is defined in the Description of the Notes).

Issue Date Adjustment	shall mean the adjustment or increase made by Vitro on the date the New Mandatory Convertible Debentures are issued equal to an annual rate of return of 10.50% (ten point one percent) of US$100,000,000.00 (one hundred million dollars 00/100 Currency of the United States of America) calculated for the period between Value Date and the issuance date of the New Mandatory Convertible Debentures.

Judge	shall mean the District Judge for Civil and Labor Matters in Monterrey, Nuevo Leon, who shall rule over the Vitro concurso mercantil proceeding.

LCM	shall mean the Mexican Bankruptcy and Reorganization Act (Ley de Concursos Mercantiles).

LGTOC	shall mean the Mexican Law of Credit Transactions and Negotiable Instruments (Ley General de Títulos y Operaciones de Crédito).

Mexico	shall mean the United States of Mexico.

New 2019 Notes	shall have the meaning ascribed to it in Section 5.02(a) of this Agreement.

New Debt	shall mean the indebtedness created as a result of the Restructuring Instruments.

New Mandatory Convertible Debentures	shall have the meaning ascribed to it in Section 5.02(b) of this Agreement.

Notes	shall have the meaning ascribed to it in Antecedent III of this Agreement.

Remaining Creditors	shall have the meaning ascribed to it in Antecedent VIII of this Agreement.

Restructuring	shall have the meaning ascribed to it in Clause Second of this Agreement.

Restructuring Fee	shall have the meaning ascribed to it in Section 5.02 of this Agreement.

Restructuring Instruments	shall mean jointly the definitive documentation with regards to the 2019 New Notes and other documentation related to the restructuring of the Existing Indebtedness.

Settlement Agreement	shall have the meaning ascribed to it in Antecedent VI of this Agreement.

TERM	DEFINITION

Trust	shall mean the irrevocable management and payment trust number 986 dated September 8, 2010 created by Vidriera Los Reyes, S.A. de C.V., a direct subsidiary of Vitro, in its capacity of settlor; before Banco Invex, S.A., Institución de Banca Múltiple, Invex Grupo Financiero, fiduciario, in its capacity of trustee. A copy of the Trust is attached hereto as Exhibit “E”, which shall form part of this Agreement.

Value Date	shall mean January 1, 2011.

Visitador	shall mean the person appointed by the IFECOM which shall determine if Vitro complied with the provisions set forth in Article 10 of the LCM, as well as to confirm if the termination of the credits caused such actions, and shall also suggest the Judge to issue precautionary measures to be issued as considered necessary to protect the restructured assets, pursuant to Article 37 of the LCM.

Vitro	shall mean Vitro, S.A.B. de C.V.

Vitro 02Program	shall have the meaning ascribed to it in Antecedent I of this Agreement.

Vitro 08 Program	shall have the meaning ascribed to it in Antecedent V of this Agreement.

Voting Trust	shall mean the irrevocable management trust to be created pursuant to section 5.04. A copy of the Voting Trust is attached here to as Exhibit “G”, which shall form part of this Agreement.
Section 1.02 Rules of Interpretation
     In this Agreement as well as its Exhibits:
I.	the index and headings of the Clauses and Sections are for reference only and shall not affect the interpretation of this Agreement;

II.	references to any document or agreement, including this Agreement, shall include: (a) all exhibits or other documents attached thereto; (b) all documents or agreements issued or executed to substitute such agreements; and (c) any amendments, additional modifications or compilations of such agreements;

III.	“include” or “including” are deemed to be followed by “without limitation”;

IV.	a reference to a party includes that party’s authorized successors and permitted assigns;

V.	the words “of this”, “in this” and “under this” and similar words or phrases, will refer to this Agreement in general and not to a particular provision of this Agreement;

VI.	reference to “days” shall mean calendar days;

VII.	words importing the singular include the plural and vice versa;

VIII.	references to a Clause, Exhibit or Section are references to a relevant clause or section of, or exhibit to this Agreement, unless otherwise expressly stated; and

IX.	all documents which are attached to this Agreement shall form part this Agreement as if they were fully set forth herein.
Section 1.03 Exhibits.
     The following Exhibits shall form part of this Agreement:
          Exhibit “A” List of Executing Creditors.
          Exhibit “B” Public instrument, which contains the power of attorney of the legal representative of Vitro.
          Exhibit “C” Public instruments which contain the power of attorney of the legal representatives for the Executing Creditors.
          Exhibit “D” Description of the New Notes, attached in English, accompanied by its Spanish translation.
          Exhibit “E” Irrevocable Management and Payment Trust Number 986 dated September 8, 2010.
          Exhibit “F” Form of Cash Contribution and Restructuring Fee.
          Exhibit “G” Form of Voting Trust.
Section 1.04 Representation Inclusions.
     The parties agree that those representations made by Vitro herein are the main reason for which the Executing Creditors are executing this Agreement.
SECOND. PURPOSE.
     Pursuant to Articles 1, 48, 157, 166, 262, Section I, and other applicable articles of the LCM, the purpose of this Agreement is, subject to the terms and conditions provided herein and subject to the implementation of the transactions described herein, and subject to the approval of this Agreement by the Judge, that Vitro continues operations, preserves its existence and avoids payment default which may put at risk its viability, as well as other companies with which it maintains a business relation, through the restructuring to which the parties to this Agreement have agreed (the “Restructuring”), which includes the payment, possible capitalization, restructuring and/or novation, as the case may be, of the Acknowledged Claims with the acquittals, forbearances, restructures, grants and/or amendments and/or releases of security interests provided for and subject to the terms herein.
THIRD. TREATMENT OF OPERATING EXPENSES, LABOR COSTS, TAXES AND OTHER INDEBTEDNESS.
     Section 3.01 General Operating Expenses.
     Vitro will continue to make payment of all direct and indirect labor and tax obligations and operating expenses, on a timely basis, as they become due, and will continue to perform under all of its contractual obligations pursuant to the LCM.

FOURTH. ACKNOWLEDGEMENT OF CLAIMS.
     Vitro hereby acknowledges and accepts to owe to the Executing Creditors and the Remaining Creditors, the claims corresponding to the Existing Indebtedness in the amounts provided under section I.D. of the representations section of this Agreement on the terms and conditions of each of the documents which originated such liabilities and for the principal amount, interest and other accessories, the amount that appears in front of the name of each Executing Creditor in each signature page of this Agreement.
     Notwithstanding the foregoing, each of the Executing Creditors is hereby obligated to file, at the latest within in the term set forth in Article 122, Section II of the LCM, before the Conciliador, their respective proofs of claim or debt Acknowledgement petitions and to undertake all necessary procedures in that regard.
FIFTH. PAYMENT AND IMPLEMENTATION.
     Section 5.01 Payment.
     Vitro will pay the corresponding Executing Creditors’ as well as the Remaining Creditors’ Acknowledged Claims, in the terms set forth herein.
     This Agreement, once approved by the Judge shall be extensive to the Remaining Creditors as provided in article 165 of the LCM.
     Section 5.02 Implementation.
     The Executing Creditors, Adhering Creditors and Vitro will implement the Restructuring by means of the filing, voting and approval, in each case, of this Agreement pursuant to the LCM, its further recognition and enforcement in the United States of America through the filing and presentment of a Chapter 15 proceeding under the United States Bankruptcy Code, as well as by means of issuance and delivery at the Closing Date to the Acknowledged Creditors of the instruments referred to in subsections (a) and (b) as well as the payments referred to in subsections (c) and (d), as follows:
(a)	pro rata amongst the Acknowledged Creditors, the Notes to be issued by Vitro on the terms and conditions provided under Section 5.02.1 of this Agreement (the “New 2019 Notes”);

(b)	pro rata amongst the Acknowledged Creditors, the Mandatory Convertible Debentures to be issued by Vitro on the terms and conditions provided under Section 5.02.2 of this Agreement (the “New Mandatory Convertible Debentures”);

(c)	pro rata amongst the Acknowledged Creditors, a cash payment for the remaining US$75,000,000.00 (seventy-five million dollars 00/100 Currency of the United States of America) which are contributed to the Trust, once the Consent Payments have been discounted (the “Cash Contribution”); and

(d)	pro rata cash payment which shall correspond to restructuring fee resulting from the application of the formula provided under Section 5.02.4 of this Agreement (hereinafter, the “Restructuring Fee”).
     The parties agree that notwithstanding the provisions under this Agreement, creditors under the Intercompany Debt will not receive any instruments or payments described above and that their liabilities will be restructured as provided for in Section 5.04 of this Agreement.
     None of the instruments offered by Vitro pursuant to this Agreement and which comprise the New Debt will be registered under the United States Securities Act of 1933, as such has been amended from time to time, based on the exemption provided under Section 3(a)(9) of such law, nor shall they be registered before the National Stock Registry (Registro Nacional de Valores) controlled by the Mexican National Securities and

Exchange Commission (Comisión Nacional Bancaria y de Valores). Therefore, Vitro, as a result of the legal opinion provided by the legal advisors for the Executing Creditors, shall have the right to implement such processes and to request from the Acknowledged Creditors, any such statements and/or certifications which are reasonably considered as necessary or convenient to verify compliance with necessary requirements to apply the corresponding legal exemptions.
     Section 5.02.1 Description of the New 2019 Notes.
     The New 2019 Notes shall be issued by Vitro in accordance with the laws of the United States of America on the Closing Date pursuant to the terms and conditions of Section I of the Description of the Notes and the terms and conditions provided for in the corresponding New 2019 Notes indenture.
     The New 2019 Notes shall:
I.	have a principal amount of US$850,000,000.00 (eight hundred and fifty million dollars 00/100 Currency of the United States of America);

II.	have a term of eight (8) years following the Value Date;

III.	constitute direct, unconditional and non-subordinated obligations of Vitro, and rank pari passu or identical, one on one basis, versus Vitro’s non-secured and non-subordinated debt;

IV.	be unconditionally and jointly guaranteed by each of the Guarantors;

V.	have a fixed annual interest rate of 8.0%, payable semiannually in due installments and which may be partially capitalized and paid in kind, by 50% (fifty percent), during the first 3 (three) years following the Value Date, at Vitro’s election, subject to the compliance by Vitro with certain conditions set forth in the Description of the Notes;

VI.	not have amortization or principal payments during the first 4 (four) years following the Value Date and, from the fifth year until the seventh year following the Value Date, shall have amortizations or principal payments of US$25,000,000.00 (twenty-five million dollars 00/100 Currency of the United States of America) payable semiannually;

VII.	totally or partially redeemable at Vitro’s option, at any time during their term, subject to certain conditions set forth in the Description of the Notes, at a price equal to 100% of their value plus interest generated up to the redemption date;

VIII.	be totally or partially mandatorily redeemable, in the event that Vitro (i) performs a stock issuance subject to certain conditions set forth in the Description of the Notes; and (ii) has a cash flow above the amount set forth in the Description of the Notes; and

IX.	be totally mandatorily redeemable, in the event of a change of control in Vitro at a price equal to 101% of its value plus interests generated up to the redemption date.
     All of the terms and conditions, as well as the customary and regular negative and affirmative covenants for this kind of transaction, including without limitation, any limitations to incur additional debt, limitations on investments and creation of liens or encumbrances, limitations on certain payments, limitations on the sale of assets, limitations of transactions with partners or affiliates, and early termination events under which the New 2019 Notes will be subject, are contained in Section I of the Description of the Notes called New 2019 Notes and in the New 2019 Notes indenture.
     The principal amount of the New 2019 Notes may be adjusted, pursuant to what is provided under Section 5.05 of this Agreement.

     Section 5.02.2 Description of the New Mandatory Convertible Debentures.
     The New Mandatory Convertible Debentures shall be issued by Vitro pursuant to the laws of the Unites States of America, complying with all applicable provisions under the General Law of Credit Transactions and Negotiable Instruments (Ley General de Títulos y Operaciones de Crédito), on the Closing Date pursuant to the terms and conditions of Section II of the Description of the Notes and the terms and conditions provided under the New Mandatory Convertible Debentures indenture.
     The New Mandatory Convertible Debentures shall:
I.	have a principal amount of US$100,000,000.00 (one hundred million dollars 00/100 Currency of the United States of America) plus the Issue Date Adjustment;

II.	have a term of five (5) years following the Value Date;

III.	constitute direct obligations of Vitro, and shall rank pari passu or identical, one on one basis, versus Vitro’s non-guaranteed debt;

IV.	have an annual fixed interest rate equal to 10.50%, which may be totally capitalized and paid in kind, on an annual basis, during its term;

V.	be mandatorily convertible into shares of Vitro which represent 15% of its corporate capital at the end of its term, in the event that they are not paid in cash at the end of its term or in the absence of mandatory redemptions pursuant to the Description of the Notes;

VI.	be totally or partially redeemable at Vitro’s option, at any time during their term, subject to the terms and conditions set forth in the Description of the Notes, at a price equal to 100% of their value (subject to prepayment discounts set forth in the Description of the New Notes) plus the interest generated up to the redemption date;

VII.	be totally or partially mandatorily redeemable, in the event that Vitro (i) issues capital stock subject to certain conditions set forth in the Description of the Notes; and (ii) has a cash flow above the amount set forth in the Description of the Notes; and

VIII.	be totally mandatorily redeemable, in the event of a change of control in Vitro at a price equal to 101% of its principal plus the interest generated up to the redemption date.
     All of the terms and conditions, terms and conversion procedures, as well as the negative and affirmative covenants and early termination events which govern the New Mandatory Convertible Debentures are provided under Section II of the Description of the Notes and in the New Mandatory Convertible Debentures indenture.
     The principal amount of the New Mandatory Convertible Debentures and as a consequence the basis for the Issue Date Adjustment calculation may be adjusted, pursuant to what is provided under Section 5.05 of this Agreement.
     Section 5.02.3 Cash Contribution Description.
     Vitro shall pay in cash, on the Closing Date, pro-rata, in favor of all Acknowledged Creditors (except for Intercompany Claims), an amount equal to US$75,000,000.00 (seventy-five million dollars 00/100 Currency of the United States of America), which are contributed to the Trust, minus the Consent Payment.
     Section 5.02.4 Restructuring Fee Description.

     Vitro shall pay as a Restructuring Fee on the Closing Date, in the amount equal to the annual interest rate of 8.0% (eight percent) regarding the US$850,000,000.00 (eight hundred and fifty million dollars 00/100 Currency of the United States of America) calculated for the period between the Value Date and the New 2019 Note issuance.
     The principal amount used to estimate the Restructuring Fee may be adjusted, pursuant to what is provided under Section 5.05 of this Agreement.
     Section 5.03 Treatment of Acknowledged Creditors.
     All Acknowledged Creditors (except for Intercompany Claims) shall receive a pro-rata portion of the New 2019 Notes and the New Mandatory Convertible Debentures as provided under the Description of the Notes, as well as the Cash Contribution and Restructuring Fee.
     The parties expressly agree and accept that the terms and conditions set forth herein grant a just, equal and reasonable treatment to all claims of the Acknowledged Creditors.
     Section 5.04 Intercompany Claims; Acceptance of a Less Favorable Treatment.
     The holders of Intercompany Claims against Vitro accept that they will receive a less favorable treatment than the rest of the Acknowledged Creditors, since they shall not be entitled to receive any of the instruments and payments set forth in Section 5.02 of this Agreement.
     As a substitution to what is set forth above, such creditors accept to receive a note for the amount of their Intercompany Claim, payable within a 9 (nine) year term which shall begin on the date on which the New 2019 Notes and the New Mandatory Convertible Debentures are issued, and shall have a fixed annual interest rate of 2.5% (two point five percent) and shall be payable in one single bullet payment at maturity.
     Additionally, no principal or interest payment concerning the Intercompany Claims shall be made prior to payment of principal, interest or any other amounts owed under the New 2019 Notes and the New Mandatory Convertible Debentures.
     Vitro and the Guarantors shall create an irrevocable trust agreement (the “Voting Trust”) where they shall contribute all of their Intercompany Claims in order to be managed and voted pursuant to what is set forth under such Voting Trust. Such Intercompany Claims shall remain in the Voting Trust for the remainder of the credit term, or 9 (nine) years, which shall begin on the date on which the New 2019 Notes and the New Mandatory Convertible Debentures are issued.
     Section 5.05 Other Obligations to Consider.
     Pursuant to what is stated in representation I.F of this Agreement, Vitro is a holding company and it is in its best interest to achieve a comprehensive restructuring of its liabilities and those of its subsidiaries, and Vitro has included, within the economic terms set forth herein, those liabilities of its subsidiary denominated Vitro Envases Norteamérica, S.A. de C.V., which acts as a Guarantor in this Agreement, and currently owes Calyon Credit Agricole CIB (“Calyon”), an amount equal to US$63,383,806.00 (sixty three million three hundred eighty three thousand eight hundred six dollars 00/100 Currency of the United States of America) plus interest and commissions owed for an amount equal to US$3,905,298.00 (three million nine hundred five thousand two hundred ninety eight dollars 00/100 Currency of the United States of America). In the event the terms of this Agreement are accepted by Calyon, Vitro shall assume such debt and will deliver Calyon its proportional share of the New 2019 Notes, the New Mandatory Convertible Debentures, the Restructuring Fee and its Cash Contribution, pursuant to what is set forth in Section 5.02 herein. Furthermore, Calyon shall be considered as an Adhering Creditor for all legal and economic purposes under this Agreement, as of the date in which the Judge approved this Agreement.
     Vitro shall grant Calyon with the same term to execute and approve this Agreement as well as to accept the benefits bestowed in its favor under this Section 5.05 as the one granted in favor of the Remaining Creditors pursuant to article 161 third paragraph of the LCM.
     In the event Calyon does not accept the benefits bestowed in its favor pursuant to this Section 5.05, the corresponding amounts of New 2019 Notes, New Mandatory Convertible Debentures and Restructuring Fee to be delivered and paid to each Acknowledged Creditor shall remain unchanged, pursuant to what is set forth in Section 5.02, and Vitro shall only reduce the amount of New 2019 Notes, New Mandatory Convertible Debentures and Restructuring Fee, in order to deduct such proportional amounts which would have been distributed to Calyon if it had accepted the rights granted in its favor; provided, however, that the Cash Contribution available to the Acknowledged Creditors shall remain unchanged pursuant to Section 5.02(c). Furthermore, in the event Calyon does not accept the benefits bestowed in its favor pursuant to Section 5.05, Vitro shall not be in a position to offer Calyon a more favorable treatment regarding payment of its indebtedness than the treatment offered to the Acknowledged Creditors under this Agreement.
SIXTH.  METHOD, DATE AND PLACE OF PAYMENT OF THE CASH PORTION AND THE RESTRUCTURING FEE.
     Vitro shall be obligated to pay the Cash Contribution and the Restructuring Fee, through electronic wire transfer to the account indicated by each one of the Acknowledged Creditors in a written form pursuant to the forms attached hereto as Exhibit F, or before the court through certified or cash checks.
     Vitro must pay the Cash Contribution and the Restructuring Fee and shall issue the New Notes and, in general terms consummate the Restructuring (“Consummate the Restructuring”) provided for in this Agreement no later than (15) fifteen calendar days following the date in which the publication in the lists of the court where the concurso mercantil proceeding is taking place becomes effective, of the resolution issued by the Judge approving this Agreement (notwithstanding existing recourses or appeals pending of resolution), or the immediate following business day in the event case the effective date falls on a non-business day (the “Closing Date”), unless:
a)	There is a court order or decree granting the provisional suspension or which legally forbids Vitro from Consummating the Restructuring, as set forth in this Agreement; or
b)	There is a recourse or appeal which, if resolved against Vitro, may invalidate this Agreement as approved by the Judge and within the fifteen (15) calendar days following the date on which the resolution approving this Agreement has become effective, the majority of the Acknowledged Creditors vote in favor of extending the Consummation Date, in which case the Closing Date shall be extended to the earlier of (A) the date in which the recourse or appeal is resolved in final and non-amendable form and (B) ten (10) months starting as of the date on which the resolution approving this Agreement becomes effective (in either case, the “Extended Closing Date”).
     For the avoidance of doubt, in the event that the recourse or appeal mentioned in paragraph (b)(i) is still pending and the majority of the Acknowledged Creditors vote against the extension of the Closing Date, then Vitro shall Consummate the Restructuring no later than the Closing Date notwithstanding such recourse or appeal. Likewise, in the event the majority of the Acknowledged Creditors vote in favor of extending the Closing Date, but such recourse or appeal is not resolved before the Extended Closing Date, then Vitro shall Consummate the Restructuring within five (5) calendar days following the Extended Closing Date or the immediately following business day if such date falls on a non-business day (except in the event that a judicial order or decree has been issued granting the provisional suspension or which legally forbids Vitro from Consummating the Restructuring).
SEVENTH.  CURRENCY.
     According to the last paragraph of Article 159 of the LCM, the claims will subsist in the same currency in which they were originally agreed.

EIGHTH.  FURTHER DOCUMENTS.
     The parties agree to take any necessary actions to ratify the terms of this Agreement, once approved by the Judge, and any other agreement derived therefrom, including the Restructuring Instruments, at the latest at the Closing Date.
     Vitro shall be obligated to make and cause all of the Guarantors to agree to the terms of this Agreement, once approved by the Judge, and the Restructuring Instruments pursuant to what is set forth in the Description of the Notes, through their signature to the Restructuring Instruments.
NINTH.  SUBSTITUTION OF PRIOR AGREEMENTS, NOVATION AND EXTINGUISHMENT.
     Given the nature of this Agreement and the objectives of the concurso proceeding, once this Agreement is approved by the Judge in terms of Article 164 of the LCM, this Agreement and the Restructuring Instruments issued by Vitro thereto, novate, substitute and extinguish the prior obligations, indentures, instruments, documents, agreements and guarantees in which the Acknowledged Claims were stipulated or agreed upon, and also extinguishes the personal guarantees that were granted by third parties and/or Vitro’s direct or indirect subsidiaries with respect to the obligations, instruments, documents and agreements from which the Acknowledged Claims arose.
     The Acknowledged Creditors shall hereby expressly acknowledge and approve the waiver of the difference between the face amount of the Acknowledged Claims and the New Debt resulting from this Agreement, and, as a consequence of the execution of this Agreement, grant Vitro and its guarantors the fullest release with respect to such original claims, and as of the date of the judicial approval of this Agreement, only the New Debt, in the terms set forth in this Agreement shall survive.
TENTH.  BINDING EFFECT.
     Pursuant to the provisions of the LCM, once this Agreement is approved by the Judge in terms of Article 164 of the LCM, it shall be mandatory to Vitro and to all the Acknowledged Creditors, including those Remaining Creditors who, through absence or explicit rejection, have not executed this Agreement.
ELEVENTH.  ASSIGNMENT OF CLAIMS, SUCCESSORS AND/OR TRANSFEREES.
     The consent granted by the Executing Creditors with regards to this Agreement, as well as by the Adhering Creditors that execute this Agreement, shall be irrevocable and binds any transferee of the same, and any successor and/or assignee of the same from the moment in which this Agreement was executed; therefore, in the event there is any assignment or transfer of the claims of such creditors, the assignees, successors and/or transferees by any cause or title or reason, are bound irrevocably by the terms of this Agreement; provided, however, that the Executing Creditors and the Adhering Creditors that execute this Agreement, must ratify this Agreement in the event of amendments or modifications to the Agreement which breach or contravene the terms and conditions set forth herein, or in the event such changes or amendments materially affect any of the Executing Creditors or Adhering Creditors or any of their interests or rights as set forth herein.
TWELFTH.  PATRIMONY.
     In terms of article 2964 of the Federal Civil Code, Vitro responds for the compliance of its obligations under this Agreement with its entire patrimony.
THIRTEENTH.  MANAGEMENT AND SURVEILLANCE.
     During the concurso mercantil proceedings, Vitro will continue its ordinary course of business, and shall maintain management and administration of its assets under the surveillance of the court through the

Conciliador, as well as during the term referred to in Clause Sixth of this Agreement, in which case surveillance will be the responsibility of its corresponding corporate entities.
FOURTEENTH.  CONTINUANCE.
     Vitro agrees that during the concurso mercantil proceedings it shall comply with its operational obligations and activities in which it is involved, in order to secure the continuance of its corporate existence.
FIFTEENTH.  EQUAL TREATMENT.
     This Agreement is intended, and shall be always construed in such manner, to provide equal treatment to all the Acknowledged Creditors.
SIXTEENTH.  CONCURSO PETITION AND PREVIOUS RESTRUCTURING PLAN.
     The execution of this Agreement by the Executing Creditors implies the execution, acceptance and consent of such Executing Creditors with respect to the concurso mercantil petition to be filed by Vitro to be considered as a prepackaged restructuring plan, pursuant to what is set forth in Title Fourteen of the LCM.
     Subject to the condition precedent that this Agreement be approved by the Judge pursuant to Article 164 of the LCM, the Executing Creditors and those who execute this Agreement in the future, agree and irrevocably consent to each and every one of the clauses stated herein regarding claims against Vitro which each of them holds and are indicated in the signature pages of this Agreement or the ones which result in their favor in the Debt Acknowledgement Judgment.
SEVENTEENTH.  NULLITY.
     If for any reason any of the clauses of this Agreement is deemed invalid, such circumstance shall only affect that clause and the rest of the terms and conditions herein shall survive in its terms.
EIGHTEENTH.  APPLICABLE LAW.
     This Agreement shall be governed by the LCM and other applicable laws pursuant to Article 8 of the LCM.
NINETEENTH.  JURISDICTION AND VENUE.
     The parties that execute this Agreement and those who agree and consent to its execution in the future pursuant to Articles 161 and 162 of the LCM, agree that construction, compliance and enforcement of this Agreement will be subject to the exclusive jurisdiction of the H. District Judge which shall rule over the Vitro concurso mercantil proceeding.
TWENTIETH.  HEADINGS.
     The headings of the clauses of this Agreement are merely for reference and do not affect its content.
     This Agreement is signed by Vitro and the Executing Creditors, as well as by the Recognized Creditors that consent to it, on the date which appears on each signature page.
[REST OF THE PAGE WAS INTENTIONALLY LEFT BLANK]

Signature page of the Vitro Restructuring Agreement.

VITRO, S.A.B. DE C.V.

By:

Name:
Title:
Date:

Signature page of the Vitro Restructuring Agreement.
Credit:

2012 Notes

Note Number:	[ ]
Nominal Value:	[ ]

2013 Notes

Note Number:	[ ]
Nominal Value:	[ ]

2017 Notes

Note Number:	[ ]
Nominal Value:	[ ]

Cebures Vitro 03

Certificate Number:	[ ]
Nominal Value:	[ ]

Cebures Vitro 08

Certificate Number:	[ ]
Nominal Value:	[ ]

Other credits:

Identification:	[ ]

[Consent granted hereby corresponds to the amount which is acknowledged by means of the Debt Acknowledgement Judgment in favor of the Creditor’s name which is indicated below.]

[CREDITOR NAME]

Represented by:

Name:
Title:
Date:

EXHIBIT LIST

Exhibit “A”	List of Executing Creditors.

Exhibit “B”	Public instrument which contains the power of attorney of the legal representative of Vitro.

Exhibit “C”	Public instrument which contains the power of attorney of the legal representatives for the Executing Creditors.

Exhibit “D”	Description of the Notes, attached in English form, accompanied by its Spanish translation.

Exhibit “E”	Irrevocable Management and Payment Trust Number 986 dated September 8, 2010.

Exhibit “F”	Form of Cash Payment and Restructuring Fee.

Exhibit “G”	Form of Voting Trust.

Independent Auditors’ Report
To the Board of Directors and Stockholders of Vitro, S.A.B. de C.V.
Garza Garcia, N. L., Mexico
We have audited the accompanying consolidated balance sheets of Vitro, S.A.B. de C.V. and subsidiaries (the Company) as of December 31, 2008 and 2009, and the related consolidated statements of operations and changes in stockholders’ equity for each of the three years in the period ended December 31, 2009, the consolidated statement of changes in financial position for the year ended December 31, 2007 and the consolidated statements of cash flows for the years ended December 31, 2008 and 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in accordance with Mexican Financial Reporting Standards. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the financial reporting standards used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
For the years ended December 31, 2008 and 2009, the Company incurred net losses of Ps. 5,682 million and Ps. 754 million, respectively, and one of its business units, which represented 29% of consolidated operating income in 2007 and 11% in 2008, incurred an operating loss in 2009. Additionally, the Company was not in compliance with covenants related to its long-term debt obligations and has received notices of acceleration from its bondholders. As a result, the Company has presented its long-term debt that is currently callable by its creditors as short-term, which has resulted in current liabilities significantly exceeding current assets. As disclosed in Notes 10 and 23 to the accompanying consolidated financial statements, the Company continues to operate normally as it works to achieve its financial restructuring with its creditors. The accompanying financial statements do not include the effects that could result if Company ´s plans are unable to be realized.
As disclosed in note 3 a) to the accompanying consolidated financial statements, the Company adopted the following new Mexican Financial Reporting Standards, which impacted its financial position and results of operations; in 2008: NIF B-2, Statement of Cash Flows; NIF B-10, Effects of Inflation; NIF D-3, Employee Benefits and NIF D-4, Income Taxes. In 2009: NIF B-8, Consolidated or Combined Financial Statements; NIF C-8, Intangible Assets and D-8, Share-based Payments.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Vitro, S.A.B. de C.V. and subsidiaries as of December 31, 2008 and 2009, the results of their operations and changes in their stockholder’s equity for each of the three years in the period ended December 31, 2009, as well as changes in their financial position for the year ended December 31, 2007 and their cash flows for the years ended December 31, 2008 and 2009, in conformity with Mexican Financial Reporting Standards.
Our audits also comprehended the translation of the Mexican peso amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in note 2 a). The translation of the financial statement amounts into U.S. dollars and the translation of the financial statements into English have been made solely for the convenience of readers.
Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member of Deloitte Touche Tohmatsu Limited
C.P.C. Jorge Alberto Villarreal González
September 27, 2010

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2008		2009		2009
Assets
Cash and cash equivalents	Ps.	1,428	Ps.	2,616	US$	200
Trade receivables, net		4,301		3,201		245
Taxes receivable		589		146		11
Other receivables		1,485		961		74
Inventories, net		4,178		3,172		243

Current assets		11,981		10,096		773

Investment in associated company		996		886		68
Land and buildings, net		8,051		6,774		519
Machinery and equipment, net		7,890		8,001		612
Construction in progress		1,332		563		43
Goodwill		771		721		55
Deferred taxes		3,418		4,515		346
Other assets		1,335		1,096		84

Long-term assets		23,793		22,556		1,727

	Ps.	35,774	Ps.	32,652	US$	2,500

The accompanying notes are an integral part of these consolidated financial statements.

Hugo A. Lara García Chief Executive Officer	Claudio L. Del Valle Cabello Chief Financial and Administrative Officer

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Balance Sheets
(Millions of Mexican pesos)

					Millions of
					US dollars
					(Convenience
					Translation)
	December 31,				December 31,
	2008		2009		2009

Liabilities
Short-term borrowings	Ps.	2,309	Ps.	1,680	US$	129
Current maturities of long-term debt		16,887		16,517		1,265
Trade payables		2,356		1,595		122
Accrued expenses		589		713		54
Derivative financial instruments		3,777		3,328		255
Interest payable		735		2,428		186
Other current liabilities		2,410		1,319		101

Current liabilities		29,063		27,580		2,112

Long-term debt		2,866		1,904		146
Employee benefits		461		66		5
Deferred taxes		11
Taxes payable				850		65
Other long-term liabilities		265		268		20

Long-term liabilities		3,603		3,088		236

Total liabilities		32,666		30,668		2,348

Commitments and contingencies (note 12)

Stockholders’ equity
Capital stock: no par value, 386,857,143 shares issued and outstanding in 2008 and 2009		387		387		30
Restatement of capital stock		7,245		7,245		555

Restated capital stock		7,632		7,632		585
Treasury stock (40,204,310 in 2008 and 2009)		(547)		(547)		(42)
Additional paid-in capital		1,761		1,645		126
Translation effects of foreign subsidiaries		402		370		28
Accumulated deficit		(7,544)		(8,580)		(657)

Controlling interest		1,704		520		40
Noncontrolling interest in consolidated subsidiaries		1,404		1,464		112

Total stockholders’ equity		3,108		1,984		152

Total liabilities and stockholders’ equity	Ps.	35,774	Ps.	32,652	US$	2,500

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Operations
(Millions of Mexican pesos, except per share amounts)

							Millions of
							US dollars
							(Convenience
							Translation)
	Year ended December 31,						December 31
	2007		2008		2009		2009
Net sales	Ps.	$28,591	Ps.	29,013	Ps.	23,991	US$	1,837
Cost of sales		20,187		21,279		17,180		1,316

Gross profit		8,404		7,734		6,811		521
Selling, general and administrative expenses		5,700		6,024		5,482		420

Operating income		2,704		1,710		1,329		101
Total comprehensive financing result		1,660		9,077		2,366		181

Income (loss) after financing cost		1,044		(7,367)		(1,037)		(80)
Other expenses, net		869		495		291		22
Equity in earnings (losses) of associated company				5		(24)		(2)

Income (loss) before taxes		175		(7,857)		(1,352)		(104)
Income tax expense (benefit)		44		(2,175)		(598)		(47)

Net income (loss) for the year	Ps.	131	Ps	(5,682)	Ps	(754)	US$	(57)

Net noncontrolling interest income	Ps.	144	Ps.	24	Ps.	33	US$	3
Net controlling interest loss		(13)		(5,706)		(787)		(60)

	Ps.	131	Ps.	(5,682)	Ps.	(754)	US$	(57)

Earnings (losses) per common share (based on weighted average shares outstanding of 341,042,193 for 2007, 342,834,251 for 2008 and 346,652,833 for 2009):
Income (loss) per share	Ps.	0.38	Ps.	(16.57)	Ps.	(2.17)	US$	(0.17)
Noncontrolling interest income		(0.42)		(0.07)		(0.10)		(0.01)

Net controlling interest loss	Ps.	(0.04)	Ps.	(16.64)	Ps.	(2.27)	US$	(0.18)

The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statement of Changes in Financial Position
(Millions of Mexican pesos)

	Year ended
	December 31,
	2007

Operating activities:
Net income from continuing operations	Ps.	131
Add (deduct) non-cash items:
Depreciation and amortization		1,414
Provision for employee benefits		261
Early extinguishment of employee benefits		97
Amortization of debt issuance costs		170
Loss from sale of subsidiaries and associated companies		11
Impairment of long-lived assets		122
Loss from sale of long-lived assets		47
Mark-to market of derivative financial instruments		216
Deferred taxes and workers’ profit sharing		(351)

		2,118
Increase in trade receivables		(81)
Increase in inventories		(308)
Increase in trade payables		243
Change in other current assets and liabilities		174
Employee benefits		(472)

Net resources generated by operating activities		1,674

Financing activities:
Proceeds from short-term bank loans		2,602
Proceeds from long-term bank loans		14,289
Amortization in real terms of bank loans		(611)
Payment of short-term bank loans		(4,864)
Payment of long-term bank loans		(9,459)
Debt issuance costs		(293)
Dividends paid to stockholders of Vitro (1)		(136)
Dividends paid to noncontrolling interest		(79)
Purchase of treasury stock		(1)
Other financing activities		487

Net resources generated by financing activities		1,935

Investing activities:
Investments in land, buildings, machinery and equipment		(2,695)
Proceeds from sale of land, buildings, machinery and equipment		72
Restricted cash		(88)

	Year ended
	December 31,
	2007

Investment in subsidiaries		(181)
Proceeds from sale of subsidiaries and associated companies		37
Other long-term assets		(36)
Deferred charges		(302)

Net resources used in investing activities		(3,193)

Net increase in cash and cash equivalents		416

Balance at beginning of year		1,222

Balance at end of year	Ps.	1,638

(1)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Cash Flows
(Millions of Mexican pesos)

						Millions of
						US dollars
						(Convenience
	Year ended December 31,					Translation)
	2008		2009			2009

Operating activities:
Loss before income taxes	Ps.	(7,857)	Ps.	(1,352)	US$	(104)
Items related to investing activities:
Depreciation and amortization		1,469		1,473		113
Gain from sale of long-lived assets		(3)		(209)		(16)
Impairment and retirement of long-lived assets		196		207		16
Foreign exchange loss		79		6		0
Interest income		(58)		(51)		(4)
Equity in (income) loss of associated company		(5)		24		2
Items related to financing activities:
Amortization of debt issuance costs		55		80		6
Derivative financial instruments		3,766		570		44
Foreign exchange loss (gain)		3,655		(1,177)		(90)
Interest expense		2,092		2,750		211
Increase (decrease) for:
Trade receivables		(101)		1,049		80
Inventories		(19)		871		67
Trade payables		(317)		(587)		(45)
Other current assets and liabilities		(93)		381		29
Employee benefits		88		(397)		(30)
Income taxes (paid) recoverable		(211)		358		27

Net cash provided by operating activities		2,736		3,996		306

Investing activities:
Investments in machinery and equipment		(1,798)		(1009)		(77)
Proceeds from sale of machinery and equipment		20		1,410		108
Investment in subsidiaries, net of cash acquired		(63)		(454)		(35)
Other assets		332		18		1
Deferred charges		(262)		(174)		(13)
Interest received		60		54		4

Net cash used in investing activities		(1,711)		(155)		(12)

Excess cash to be applied to financing activities		1,025		3,841		294

Financing activities:
Proceeds from (payments of) short-term bank loans	Ps.	1,058	Ps.	(15)	US$	(1)
Interest paid		(2,044)		(943)		(72)
Dividends paid to stockholders of Vitro, S.A.B. de C.V. (1)		(143)
Dividends paid to noncontrolling interest		(131)		(14)		(1)
Issuance of capital stock to noncontrolling interest		22
Proceeds from long-term bank loans		1,976		1,559		119
Payments of long-term bank loans		(1,020)		(2,468)		(189)
Sale of treasury stock		75
Debt issuance costs		(63)		(11)		(1)
Derivative financial instruments		(1,138)		(824)		(63)
Other financing activities		(36)		5		0

Net cash used in financing activities		(1,444)		(2,711)		(208)

					Millions of
					US dollars
					(Convenience
	Year ended December 31,				Translation)
	2008		2009		2009

Net (decrease) increase in cash and cash equivalents		(419)		1,130		86
Adjustment to cash flows due to exchange rate fluctuations		93		1		0
Deconsolidation of subsidiary		(105)
Cash and cash equivalents:

At the beginning of year (includes restricted cash of Ps. 526 and Ps. 304 at December 31, 2008 and 2009, respectively)		2,163		1,732		133

At the end of year (includes restricted cash of Ps. 304 and Ps. 247 at December 31 2008 and 2009, respectively)	Ps.	1,732	Ps.	2,863	US$	219

(1)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Consolidated Statements of Changes in Stockholders’ Equity
(Millions of Mexican pesos)

			Treasury
			stock and						Translation		Retained
	Restated		additional		Shortfall in				effect of		earnings				Total
	capital		paid-in		restatement of		Other		foreign		(accumulated		Noncontrolling		Stockholders’
	stock		capital		capital		reserves(1)		subsidiaries		deficit)		interest		equity
Balance at January 1, 2007	Ps.	7,632	Ps.	1,816	Ps.	(21,090)	Ps.	(2,302)			Ps.	21,418	Ps.	1,892	Ps.	9,366
Dividends (Ps. 0.37 per share)(2)												(136)				(136)
Decrease in noncontrolling interest														(57)		(57)
Purchase of treasury stock				(1)												(1)
Comprehensive income						(64)		166				(13)		125		214

Balance at December 31, 2007		7,632		1,815		(21,154)		(2,136)				21,269		1,960		9,386
Reclassification for adoption of new Mexican Financial Reporting Standards						21,154		2,136				(22,964)				326
Dividends (Ps. 0.40 per share)(2)												(143)				(143)
Decrease in noncontrolling interest				(676)										(815)		(1,491)
Sale of treasury stock				75												75
Comprehensive loss									Ps.	402		(5,706)		259		(5,045)

Balance at December 31, 2008		7,632		1,214		0		0		402		(7,544)		1,404		3,108
Effect in retained earnings of cancellation of preoperating costs												(12)		(1)		(13)
Effect of liability related to Mexican Tax Reform												(237)				(237)
Increase in noncontrolling interest				(116)										106		(10)
Comprehensive loss										(32)		(787)		(45)		(864)

Balance at December 31, 2009	Ps.	7,632	Ps.	1,098	Ps.	0	Ps.	0	Ps.	370	Ps.	(8,580)	Ps.	1,464	Ps.	1,984

(1)	Includes the initial cumulative effect of deferred tax and the additional minimum liability related to employee benefits.

(2)	This dividend is recognized for accounting purposes as a capital reimbursement.
The accompanying notes are an integral part of these consolidated financial statements.

Vitro, S.A.B. de C.V. and Subsidiaries
Notes to Consolidated Financial Statements
For the years ended December 31, 2007, 2008 and 2009
(Millions of Mexican pesos, except per share amounts)
1.	Activities of the Company

Vitro, S.A.B. de C.V. (Vitro or the Company) is a Mexican holding company, and together with its subsidiaries serves multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro’s subsidiaries also produce raw materials and equipment and capital goods for industrial use which are vertically integrated into the Glass Containers business unit.

2.	Basis of presentation and principles of consolidation
a)	Basis of presentation

The accompanying consolidated financial statements of Vitro and its subsidiaries (the Company) are prepared on the basis of Mexican Financial Reporting Standards (NIFs or MFRS) as of the date of these consolidated financial statements.

The consolidated financial statements and notes as of December 31, 2009 and 2008 and for the years then ended, include balances and transactions denominated in Mexican pesos of different purchasing power, while those as of December 31, 2007 and for the year ended December 31, 2007 are presented in Mexican pesos of purchasing power of December 31, 2007; consequently, they are not comparable.

Additionally, solely for the convenience of users, the consolidated financial statements as of and for the year ended December 31, 2009, have been translated into United States of America (US) dollars at the rate of Ps. 13.0587 per dollar, the rate of exchange determined by the Banco de México (Mexico’s Central Bank) as of December 31, 2009. Such arithmetical translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any other rate.

In the consolidated financial statements and these notes, references to pesos or “Ps.” correspond to Mexican pesos, and references to dollars or “US$” correspond to dollar of the United States of America (the United States).

b)	Consolidated subsidiaries

Those companies and special purpose entities in which Vitro either, directly or indirectly, controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used. This method consists of consolidating on a proportionate basis the assets, liabilities, stockholders’ equity and revenues and expenses. All significant intercompany balances and transactions have been eliminated in consolidation.

The investment in associated company is valued under the equity method (see note 20 d).

At December 31, 2009, the main subsidiaries the Company consolidates in each reportable segment and its percentage of share ownership, directly or indirectly, are as follows:

FLAT GLASS	GLASS CONTAINERS	CORPORATE

Viméxico, S.A. de C.V. (91.80%)	Vitro Envases Norteamérica, S.A. de C.V. (100%)	Vitro Corporativo, S.A. de C.V. (100%)

Vidrio y Cristal del Noroeste, S.A. de C.V. (91.80%)(1)	Fabricación de Máquinas, S.A. de C.V. (100%)	Aerovitro, S.A. de C.V.(100%)

Vitro Flotado Cubiertas, S.A. de C.V. (91.80%)	Compañía Vidriera, S.A. de C.V. (100%)	Clinica Vitro, A.C.(100%)

Vidrio Plano de México, S.A. de C.V. (91.80%)	Vidriera Monterrey, S.A. de C.V. (100%)	American Assets Holding, Co. (100%)

Vitro Flex, S.A. de C.V. (91.80%)	Vidriera Guadalajara, S.A. de C.V. (100%)

Cristales Automotrices, S.A. de C.V. (46.81%)	Vidriera Los Reyes, S.A. de C.V. (100%)

Vitro Colombia, S.A. (91.80%)	Vidriera Querétaro, S.A. de C.V. (100%)

Vitro America, LLC. (100%)	Vidriera Toluca, S.A. de C.V. (100%)

Vitro Cristalglass, S.L. (99.29%)(2)	Vitro Packaging, LLC. (100%)

Vitro Chaves Industria de Vidro, S.A. (59.57%)	Vitro Packaging México, S. A. de C.V. (100%)

Vitro Automotriz, S.A. de C.V. (99.92%)	Industria del Álcali, S.A. de C.V. (100%)

Vitro Vidrio y Cristal, S.A. de C.V. (99.99%)	Vidrio Lux, S.A. (100%)

Productos de Valor Agregado en Cristal, S.A. de C.V. (55%) (3)

(1)	In July 2007, Viméxico acquired the remaining 50% of the outstanding shares of Vitro AFG, S.A. de C.V. (Vitro AFG) from AFG Industries Inc. (AFG Industries), in order to assume control and increase its ownership to 100%, subsequently changing its legal name to Vidrio y Cristal del Noroeste, S.A. de C.V. (see note 20 b).

(2)	In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated (see note 20 c).

(3)	In August 2007, Vitro Vidrio y Cristal, S.A. de C.V. (Vitro VyC) acquired 55% of the outstanding shares of Productos de Valor Agregado en Cristal, S.A. de C.V. (PVA) (see note 20 a).

c)	Translation of financial statements from foreign subsidiaries

To consolidate financial statements of foreign subsidiaries, the accounting policies of the foreign entity are first converted to MFRS. The financial statements are subsequently translated to Mexican pesos considering the following methodologies:

Beginning in 2008, foreign operations whose functional currency is the same as their local currency translate their financial statements to Mexican pesos (the Company’s reporting currency) using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for assets and liabilities; 2) historical exchange rates for stockholders’ equity, revenues, costs and expenses. Through 2007, the financial statements of foreign subsidiaries that operated independently of the Company recognized the effects of inflation of the country in which they operate and were then translated to Mexican pesos using the closing exchange rate in effect at the balance sheet date. In 2007, 2008 and 2009, translation effects are recorded in stockholders’ equity.

Beginning in 2008, foreign operations with a functional currency different from the local currency translate their financial statements from the local currency to the functional currency, using the following exchange rates: 1) the closing exchange rate in effect at the balance sheet date for monetary assets and liabilities; 2) historical exchange rates for non-monetary assets and liabilities and stockholders’ equity; and 3) the rate on the date of accrual of revenues, costs and expenses, except those arising from non-monetary items that are translated using the historical exchange rate for the related non-monetary item. Translation effects are recorded within comprehensive financing result. Subsequently, to translate the financial statements from the functional currency to Mexican pesos, the methodology described in the preceding paragraph is used.

Recording and functional currencies of foreign subsidiaries are as follows:

Companies in:	Recording Currency	Functional Currency
United States of America	Dollar	Dollar
Europe	Euro	Euro
Central and South America	Local	Dollar
d)	Comprehensive income (loss). - Represents changes in stockholders’ equity during the year, for concepts other than distributions and activity in contributed common stock, and is comprised of the net income (loss) of the year, plus other comprehensive income (loss) items of the same period, which are presented directly in stockholders’ equity without affecting the consolidated statements of operations. Other comprehensive income (loss) items consist of the translation effects of foreign subsidiaries and, until 2007, the shortfall in restatement of capital and the additional minimum labor liability adjustment.

e)	Classification of costs and expenses. - Costs and expenses presented in the consolidated statements of operations were classified according to their function which allows for the analysis of the Company’s gross margin.

f)	Income from operations. - The Company continues to present operating income in the statements of operations as it is an important financial indicator within the industry and helps to evaluate the Company’s performance. Operating income includes ordinary income and cost of sales as well as operating costs. This presentation is comparable with the one used in the consolidated financial statements as of December 31, 2007 and 2008.

3.	Summary of significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with MFRS, which require that management make certain estimates and use certain assumptions that affect the amounts reported in the financial statements and their related disclosures; however, actual results may differ from such estimates. The Company’s management, upon applying professional judgment, considers that estimates made and assumptions used were adequate under the circumstances. Some of the significant items subject to this estimates and assumptions include the carrying amounts of land, building, machinery and equipment, intangible assets, goodwill, estimates of valuation of account receivables, inventory, deferred income tax assets, valuation of financial instruments and employee benefits liabilities. The significant accounting policies of the Company are as follows:
a)	Changes in accounting policies

Beginning January 1, 2008 and 2009, the Company adopted the following new NIF ´s; consequently the accompanying consolidated financial statements are not comparable.

For Fiscal Year 2008
•	NIF B-2, Statement of cash flows (NIF B-2) - Supersedes Bulletin B-12, Statement of changes in financial position. NIF B-2 permits the presentation of such statement using either the direct or the indirect method; the Company elected the indirect method. The statement of cash flows is presented in nominal pesos. According to NIF B-2, this standard should be recognized prospectively; consequently, the Company presents a consolidated statement of cash flows for the years 2008 and 2009, and consolidated statement of changes in financial position for 2007.

•	NIF B-10, Effects of inflation (NIF B-10) - Considers two economic environments: a) an inflationary environment, where cumulative inflation over a three-year period is 26% or more, in which case, the effects of inflation need to be recognized, and b) non-inflationary environment, where inflation is less than 26% in the same period, in which case, the effects of inflation may not be recognized in the financial statements. Also, NIF B-10 eliminates the replacement cost and specific index valuation methods and requires that the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets be reclassified to retained earnings, except for the gain (loss) from holding non-monetary assets that is identified with inventories or fixed assets that have not been realized as of the effective date of this standard. Such amounts should be maintained in stockholders’ equity and realized within current earnings of the period in which such assets are depreciated or sold. The Company determined it was impractical to identify the gain (loss) from monetary position in equity and the cumulative gain (loss) from holding non-monetary assets relating to unrealized assets as of January 1, 2008; therefore, on that date, the Company reclassified the entire balance of shortfall in restatement of capital of Ps. 21,154 to retained earnings. NIF B-10 establishes that this accounting change be recognized prospectively.
Since cumulative inflation over the three fiscal years prior to those ended December 31, 2008 and 2009 was 11.56% and 14.34%, respectively, the environment in which the Company operates is no longer inflationary, and the Company discontinued recognition of the effects of inflation in its financial statements beginning January 1, 2008. However, assets, liabilities and stockholders’ equity at December 31, 2008 and 2009 include restatement effects recognized through December 31, 2007.
•	NIF D-3, Employee benefits (NIF D-3) - Incorporates current and deferred statutory employee profit sharing (PTU) as part of its provisions and establishes that deferred PTU must be determined using the asset and liability method established in NIF D-4, Income Taxes, instead of only considering temporary differences that arise in the reconciliation between the accounting result and income for PTU purposes. This change did not have effect in the Company’s financial position.
Additionally, as of December 31, 2008, NIF D-3 removed the recognition of the additional minimum liability, which resulted in the elimination of Ps. 796, of which Ps. 338 was related to the intangible labor obligation asset and Ps. 458 was related to the additional minimum labor obligation in stockholders’ equity.

Additionally, Ps. 42 and Ps. 38 were recognized in earnings for the years ended December 31, 2008 and 2009, respectively, for unamortized items as of December 31, 2007.

NIF D-3 also incorporates the career salary concept in the actuarial calculation and limits the amortization period of the following items to the lesser of five years or the employee’s remaining labor life:
(i)	The beginning balance of the transition liability for termination and retirement benefits.

(ii)	The beginning balance of prior service costs and plan modifications.

(iii)	The beginning balance of actuarial gains and losses from retirement benefits.
•	NIF D-4, Income taxes (NIF D-4) - Eliminated the permanent difference concept; clarifies and incorporate certain definitions, and required that the balance of the initial cumulative effect of deferred income taxes of Ps. 1,810 be reclassified to retained earnings.

For Fiscal Year 2009

•	NIF B-8, Consolidated or combined financial statements - Establishes that special purpose entities, over which control is exercised, should be consolidated. Provided certain requirements are met, it allows the option to present stand-alone financial statements of intermediate controlling companies and requires that potential voting rights be considered to analyze whether control exists.
As a result of the analysis performed due to the requirements noted above, the special purposes entities that hold accounts receivable related to the Company’s securitization transactions are now included within the consolidated financial statements (see note 10). The condensed amounts and the effect on the balance sheet as of December 31, 2008 resulting from the retrospective application of the standard, as well as comparative presentation as of December 31, 2009 is as follows:

	December 31, 2008		Debit		December 31, 2008
	As Presented		(Credit)		As Restated		December 31, 2009

Other receivables	Ps.	1,255	Ps.	230 *	Ps.	1,485	Ps.	90
Trade receivables		1,492		2,809		4,301		1,058
Retained undivided interests in securitized receivables		1,213		(1,213)
Short-term borrowings		(1,601)		(708)		(2,309)		(845)
Interests payable		(728)		(7)		(735)		(3)
Long-term debt		(1,755)		(1,111)		(2,866)		(300)

*	Represents restricted cash presented in other accounts receivable.
•	NIF C-8, Intangible assets — Establishes the following significant amendments:
(i)	The intangible asset concept is redefined, establishing that the separability condition is not the only condition needed to be identified.

(ii)	Establishes that the acquisition cost must be considered in the initial valuation, identifying the cases of an individual business acquisition or internally arising business, and requiring that it be probable that future economic benefits must flow to the entity.

(iii)	Establishes that subsequent disbursements on research and development projects in progress must be recognized as expenses when accrued, if they are part of the research phase, or, as an intangible asset, if they meet the criteria to be recognized as such.

(iv)	The assumption that an intangible asset could not exceed its useful life of twenty years was eliminated.

As a result of adopting this NIF in 2009, the unamortized balance as of December 31, 2008 of capitalized preoperating costs of Ps. 13 net of income tax was written off against retained earnings.
•	NIF D-8 Share-based payments - Eliminates the supplemental condition of International Financial Reporting Standard (IFRS) No. 2, Share-based payments, and establishes the same recognition requirements for share-based payment arrangements. The adoption of this new NIF did not impact the Company’s financial position or results of operations, as the Company adopted the requirements of IFRS 2 as of its effective date.
b)	Changes in accounting estimates

Due to the sale of certain plots of land of its subsidiaries in December 2009, the Company revised the estimated useful life of the assets built on such land to a maximum of 15 years, which is equivalent to the term in the lease agreement for such plots of land. The Company recognized the change in estimate prospectively, which impacted current period earnings by Ps. 26.

c)	Recognition of the effects of inflation

As mentioned in a) above, beginning January 1, 2008, the Company discontinued the recognition of the effects of inflation. Until December 31, 2007, the Company recognized effects of inflation by adjusting its financial statements in terms of pesos with the purchasing power of the date the balance sheets was presented.

Vitro’s Mexican subsidiaries previously used the Indice Nacional de Precios al Consumidor (Mexican National Consumer Price Index, or NCPI), published by Banco de Mexico to restate the financial statements. For Vitro’s foreign subsidiaries the Consumer Price Index - All Urban Consumers - All Items, Unadjusted (CPI) published by the US Labor Department was previously used to restate the financial statements, and the restated financial statements were translated into Mexican pesos using the applicable exchange rate at the end of the last period presented, except in the case of the Company’s subsidiaries located in Spain for which it applied the Price Consumption Index (PCI), published by the National Institute of Statistics of Spain before translation into Mexican pesos using the exchange rate of the Euro of the last period presented.

Through December 31, 2007, such recognition resulted mainly in inflationary gains or losses on non-monetary and monetary items that are presented in the financial statements under the following two captions:
•	Shortfall in restatement of capital - This item, which is an element of stockholders’ equity, represents the accumulated effect of holding nonmonetary assets and the effect of the initial monetary position gain or loss. The cumulative effect of holding nonmonetary assets represents the increase between the specific values of nonmonetary assets in excess of or below the increase attributable to general inflation.

•	Monetary position result - Monetary position result reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total comprehensive financing result. For foreign subsidiaries the result from monetary position is calculated using the CPI, except in the case of the Company’s subsidiaries located in Spain for which it applies the PCI.
Inflation rates in Mexico for the years ended December 31, 2007, 2008 and 2009, based on the NCPI, are 3.76%, 6.53% and 3.57%, respectively.

d)	Cash and cash equivalents

Consist mainly of bank deposits in checking accounts and readily available investments of highly liquid short-term investments. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value and are recognized in results of operations as they accrue.

e)	Investments in securities

According to its intent, from the date of acquisition, the Company classifies its investments in securities instruments in any of the following categories: (1) trading, when the Company intends to trade debt and equity instruments in the short-term, before their maturity, if any. These investments are stated at fair value; any fluctuations in the value of these investments are recognized in current earnings; (2) held-to-maturity, when the Company intends to and is financially capable of holding financial instruments until their maturity. These investments are recognized and maintained at amortized cost; and (3) available-for-sale, investments that include those that are classified neither as trading nor held-to-maturity. These investments are stated at fair value; any unrealized gains and losses resulting from valuation, net of income tax, are recorded as a component of other comprehensive income within stockholders’ equity and reclassified to current earnings upon their sale or maturity. The monetary position resulting from the effects of inflation on available-for-sale investment is recorded as a component of other comprehensive income. Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

Investments in securities classified as held-to-maturity and available-for-sale are subject to impairment tests. If there is evidence that the reduction in fair value is other than temporary, the impairment is recognized in current earnings.

Financial liabilities derived from the issuance of debt instruments are recorded at the value of the obligations they represent. Any expenses, premiums and discounts related to the issuance of debt financial instruments are amortized over the life of the instruments.

f)	Derivative financial instruments

In addition to market, credit and liquidity risks, the Company is exposed to risks such as: natural gas prices, interest rates and foreign exchange currency fluctuations between the peso/US dollar and peso/euro.

The Company has a policy for its derivative financial instruments (DFI) operations, which sets forth the guidelines for the analysis, negotiation, authorization, contracting, operating, monitoring and recording DFI, in order to analyze the risk exposure to financial markets, commodities and fluctuations in the economic and financial variables.

For the risk strategies and the surveillance regarding the compliance of the chosen risk, there is a Risk Committee which acts in compliance with the policy, and which is comprised by various Company officials.

The Company states all derivatives at fair value in the balance sheet, regardless of the purpose for holding them. The recognition of the changes in the fair value of derivative instruments that are designated as a hedge for accounting purposes depends on if they are fair value hedges or cash flow hedges.

Fair value is determined using prices quoted in recognized markets. If such instruments are not traded, fair value is determined by applying recognized technical valuation models.

When derivatives are entered into to hedge risks, and such derivatives meet all hedging requirements, their designation is documented describing the transaction’s objective, characteristics, accounting treatment and how the ineffectiveness of the instrument will be measured.

Changes in the fair value of derivative instruments designated as hedges for accounting purposes are recognized as follows: (1) for fair value hedges, changes in both the derivative instrument and the hedged item are recognized in current earnings; (2) for cash flow hedges, changes in the derivative instrument are temporarily recognized as a component of other comprehensive income and then reclassified to current earnings when affected by the hedged item. Any ineffective portion of the change in fair value is immediately recognized in current earnings, within total comprehensive financing result.

The Company’s derivative financial instruments have not been designated as hedges for accounting purposes. Changes in fair value of such derivative instruments are recognized in current earnings as a component of total comprehensive financing result.

The Company reviews all contracts entered into to identify embedded derivatives that should be segregated from the host contract for purposes of valuation and recognition. When an embedded derivative is identified and the host contract has not been stated at fair value and adequate elements for its valuation exist, the embedded derivative is segregated from the host contract and stated at fair value. Initial valuation and changes in the fair value of the embedded derivatives at the closing of each period are recognized in current earnings.

g)	Inventories and cost of sales

Inventories are stated at the average purchase price or at the average production price, without exceeding net realizable value. Cost of sales is determined by applying such average amounts when the inventories are utilized or sold at the time of the sale. Through December 31, 2007, cost of sales was previously restated using replacement cost or the latest production cost at the time of the sale.

h)	Investment in associated company

Investment in associated company in which the Company holds 49.7% of its capital stock is valued using the equity method of accounting.

i)	Land, buildings, machinery and equipment

Expenditures for land, buildings, machinery and equipment, including major maintenance activities and improvements that extend useful lives, are capitalized and beginning on January 1, 2008, are recorded at acquisition cost. Balances arising from acquisitions made through December 31, 2007 were restated for the effects of inflation by applying factors derived from the NCPI through that date. The initial balance to apply the NCPI was the net replacement value of the Company’s long-lived asset as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement was based on the inflation index mentioned above and the exchange rate at the end of each period.

Beginning on January 1, 2007, the carrying value of qualifying assets includes the capitalization of total comprehensive financing result (CFR).

Depreciation is calculated using the straight-line method based on the remaining estimated useful lives of the related assets. Depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Years

Buildings	15 to 50
Machinery and equipment	3 to 30
Maintenance and repair expenses are recorded as costs and expenses in the period incurred.

j)	Other assets

Other assets primarily include debt issuance costs and the capitalized software costs. They are recorded at acquisition value and, until December 31, 2007, were restated using factors derived from the NCPI. The debt issuance costs are amortized over the term of the related financial liability and capitalized software is amortized over a period of 80 months, which is its expected useful life.

k)	Impairment of long-lived assets in use

The Company reviews the carrying amounts of long-lived assets in use when an impairment indicator suggests that such amounts might not be recoverable, considering the greater of the present value of future net cash flows or the net sales price. Impairment is recorded when the carrying amounts exceed the greater of the amounts mentioned above. The impairment indicators considered for these purposes are, among others, the operating losses or negative cash flows in the period if they are combined with a history or projection of losses, depreciation and amortization charged to results, which in percentage terms in relation to revenues are substantially higher than that of previous years, obsolescence, reduction in the demand for the products manufactured, competition and other legal and economic factors.

l)	Provisions

Provisions are recognized for current obligations that result from a past event, that are probable to result in the use of economic resources, and can be reasonably estimated.

m)	Goodwill

Goodwill represents the excess of cost over fair value of subsidiaries as of the date of acquisition and at least once a year is subject to impairment tests. Through December 31, 2007 it was restated using the NCPI. The Company recognizes goodwill corresponding to the controlling interest and beginning in 2009, the noncontrolling interest.

n)	Employee benefits

Direct employee benefits are calculated based on the services rendered by employees, considering their most recent salaries. The liability is recognized as it accrues.

Seniority premiums, pension plans and severance payments are recognized as costs over the expected service period of employees and are calculated by independent actuaries using the projected unit credit method, using nominal interest rates beginning in 2008 and real (inflation-adjusted) interest rates through 2007.

o)	Share-based payment plans

The Company has historically utilized equity incentive plans that permit the Company to grant stock options and nonvested shares (equity awards) to certain employees and directors of the Company. The Company recognizes the fair value of equity awards computed at the award’s grant date over the period in which the requisite service is rendered.

p)	Foreign currency balances and transactions

Foreign currency transactions are recorded at the applicable exchange rate in effect at the transaction date. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the applicable exchange rate in effect at the balance sheet date. Exchange fluctuations are recorded as a component of net comprehensive financing cost in the consolidated statements of operations.

q)	Revenue recognition

Revenues and related costs are recognized in the period in which risks and rewards of ownership of the inventories are transferred to customers, which generally coincides with the shipment of products to customers in satisfaction of orders.

r)	Statutory employee profit sharing (PTU)

Statutory employee profit sharing is recorded in the results of the year in which it is incurred and presented under other income and expenses in the accompanying consolidated statement of operations. Beginning in 2008 deferred PTU is derived from temporary differences that resulted from comparing the accounting and tax basis of assets and liabilities and, through 2007, resulted from comparing the accounting result and income for PTU purposes. Deferred PTU is recognized only when it can be reasonably assumed that such difference will generate a liability or benefit, and there is no indication that circumstances will change in such a way that the liabilities will not be paid or benefits will not be realized.

s)	Income taxes

Income taxes, which calculated as the higher of regular income tax (ISR) or the Business Flat Tax (IETU) are recorded in the results of the year they are incurred. To recognize deferred income taxes, based on its financial projections, the Company determines whether it expects to incur ISR or IETU and accordingly recognizes deferred taxes based on the tax it expects to pay. Deferred taxes are calculated by applying the corresponding tax rate to the applicable temporary differences resulting from comparing the accounting and tax bases of assets and liabilities and including, if any, future benefits from tax loss carryforwards and certain tax credits. Deferred tax assets are recorded only when there is a high probability of recovery.

Tax on assets (IMPAC), prevailing until 2007, that were expected to be recoverable are recorded as an advance payment of ISR and presented in the balance sheet increasing the deferred ISR asset.

t)	Earnings (loss) per share

Basic earnings (loss) per common share are calculated by dividing consolidated net income (loss) for the controlling interest by the weighted average number of shares outstanding during the year. Diluted earnings per share are determined by adjusting consolidated net income and common shares on the assumption that the entity’s commitments to issue or exchange its own shares would be realized. Diluted earnings per share is not presented for periods in which the effect of including common stock equivalents is anti-dilutive or periods in which the Company records a net loss from continuing operations as was the case in 2008 and 2009. In 2007 diluted earnings per share was not presented as it is the same as basic earnings per share.

u)	Foreign subsidiaries as economic hedges

The Company’s management designated some liabilities as economic hedges of their foreign subsidiaries. The resulting exchange rate fluctuation is presented in the shortfall in restatement of capital within stockholders’ equity to the extent the net investment in the foreign subsidiary covers the investment. Through December 31, 2007, the result from monetary position is measured using inflation factors from the designated subsidiary’s country of origin. The effect related to this hedge for 2007, 2008 and 2009 was a net (loss) gain to comprehensive income, net of income tax, of Ps. (16), Ps. (601) and Ps. 118, respectively.
4.	Trade receivable
a)	Trade receivables

Trade receivables are summarized as follows:

	December 31,
	2008		2009

Trade receivables(1)	Ps.	4,713	Ps.	3,571
Allowance for doubtful accounts and other discounts		(412)		(370)

	Ps.	4,301	Ps.	3,201

(1)	Trade receivables include balances of Ps. 2,850 and Ps. 1,609 as of December 31, 2008 and 2009, respectively, which serve as collateral as part of the Company’s accounts receivable securitization facilities. Although the related trusts in which they are held are included in the Company’s consolidated financial statements, they are legally independent (see Note 3 a).

b)	Other receivables:

Other receivables include Ps. 298 and Ps. 218 of restricted cash as of December 31, 2008 and 2009, respectively. This amount includes Ps. 230 and Ps. 90 from the Company’s account receivable securitization facilities.
5.	Inventories

Inventories are summarized as follows:

	December 31,
	2008		2009

Semi-finished and finished products	Ps.	2,892	Ps.	2,120
Raw materials		699		474
Packaging materials		86		74
Spare parts		296		243
Refractory		85		94
Merchandise in transit and other		241		318

		4,299		3,323

Less allowance for obsolescence and slow moving parts		121		151

	Ps.	4,178	Ps.	3,172

As of December 31, 2009, inventory of Ps. 237 has been provided as a guarantee for certain of the Company’s short-term financing transactions.

6.	Land, buildings, machinery and equipment
a)	Land, buildings, machinery and equipment are summarized as follows:

	December 31,
	2008		2009

Land	Ps.	3,278	Ps.	2,351
Buildings		10,801		10,589
Less: Accumulated depreciation		6,028		6,166

	Ps.	8,051	Ps.	6,774

Machinery and equipment	Ps.	24,734	Ps.	25,399
Less: Accumulated depreciation		16,844		17,398

	Ps.	7,890	Ps.	8,001

b)	In 2007, 2008 and 2009, the Company capitalized CFR of Ps. 10, Ps. 474 and Ps. 3 respectively, directly attributable to the acquisition of qualifying assets.

c)	Sale of real estate

In December 2006, Vitro sold real estate located in Mexico City for US$100 million, 80% payable on the date of sale and the remainder payable on the delivery date of the property.

Vitro guaranteed up to US$80 million in favor of the purchaser payable in the event that the property was not delivered to the purchaser prior to December 2009. As of December 31, 2008, the Company fulfilled all the requirements demanded under the contract. In 2009 the Company received US$5 million and as of the issuance date of these consolidated financial statements is seeking legal remedies for payment of the remaining amount (see note 23 e).

On December 15, 2009, the Company sold, through a trust, seven real estate properties, on which some of its manufacturing facilities are located, receiving US$75 million in the transaction, and has entered into a 15-year lease agreement that allows the Company to continue using such assets. The Company has the right to repurchase the title to these real estate assets in exchange for US$126 million in cash.

Additionally, subject to the occurrence of uncertain future events, the buyer of such properties may exercise an option obtained on the same date requiring the Company to obtain the rights over the trust, and to deliver its own shares and/or a sub-holding subsidiary’s common shares. The option related to the representative shares of the Company’s stockholders equity, would be from the shares that are currently held by the Pension and Stock Option Trusts and the remainder to complete US$75 million would be fulfilled with the delivery of a percentage of the sub-holding subsidiary ´s shares, both valued under the terms included in the agreement. The Company has the option to repurchase the sub-holding subsidiary’s shares during the next three years following their delivery.

d)	Fixed assets contributed to a trust

In November 2008, the Company, through one of its subsidiaries, contributed non-productive real estate assets with a book value of Ps. 1,875 as of December 31, 2008 to a trust created for the sole purpose to sell such assets, if necessary, in order to generate the necessary resources to pay off the principal from a US$100 million line of credit obtained from a financial institution. As of December 31, 2008 and 2009, the proceeds drawn against the loan were US$85 million and US$68 million, respectively (see note 23 f).
7.	Other assets

As of December 31, 2008 and 2009, the balance in other assets includes Ps. 808 and Ps. 639, of capitalized software costs, respectively, and Ps. 286 and Ps. 255, of debt issuance costs, respectively, as well as Ps. 6 and Ps. 29 of restricted cash, respectively.

8.	Derivative financial instruments

Derivative financial instruments have not been designated as hedges because they do not meet all of the requirements according to MFRS and are therefore classified as trading instruments for accounting purposes.

During 2009, no new derivative financial instruments were purchased. As of December 31, 2009, only those derivative instruments whose purpose is to mitigate the risk of increases in the price of natural gas, which were entered into prior to 2009, remain outstanding, as follows:

				Fair Value
	Notional			Asset
Open derivative financial instruments	MMBTUs*	Period		(liability)
Natural gas swaps with Pemex	8,640,000 **	2010 - 2011	**	Ps.	(191)
Embedded derivatives identified in supply contracts(1)					2
Total open derivative financial instruments				Ps.	(189)

*	Million British Thermal Units.

**	As of December 31, 2009, the Company has hedges for approximately 32% of its estimated consumption at an average price of approximately US$6.80 per MMBTU for 2010 and 19% of its estimated consumption at an average price of approximately US$7.32 per MMBTU for 2011.

(1)	Included in other receivables

The Company performed a sensitivity analysis to determine its exposure to market risks for derivative financial instruments held as of December 31, 2009. The sensitivity analysis was performed applying valuation models fully accepted for these types of instruments, and considering changes in the underlying value that imply variances of 10% of the reference price. The additional variances affecting the valuation model such as interest rate and exchange rates, for purposes of the analysis, were deemed constant. Before an adverse change of 10% in the reference price, the fair value of the position of the Company’s derivative financial instruments would be affected by approximately US$5 million.
The following table discloses the derivative financial instruments the Company unwound in 2008:

Summary of unwound derivative financial instruments	Value of unwound positions (liability)
Natural gas contracts	Ps.	(2,825)
Foreign exchange options		(1,556)
Interest rate options		133
Total unwound derivative financial instruments		(4,248)
Cash deposited as collateral		1,111
Total unwound derivative financial instruments, net	Ps.	(3,137)
In the fourth quarter of 2008 the Company’s management decided to unwind a majority of its open derivative positions that had been adversely affected due to high volatility experienced in the financial markets, which resulted in a significant devaluation between the peso/US dollar and peso/euro parity, as well as a significant reduction in energy prices.
As of December 31, 2008, certain positions have been unwound for approximately US$325 million and have not been paid. The cash deposited with the third parties as collateral related to these positions is approximately US$85 million (not including interest) and for accounting purposes in accordance with MFRS, is presented net of the derivative financial instruments liability as a right of offset exists.
During February and March of 2009, six out of the seven banks that are counterparties with whom the Company and some of its subsidiaries entered into derivative financial instruments (the Counterparties) have filed law suits in the Supreme Court of the State of New York demanding the payment of US$240 million plus interest and other fees related to the unwound derivative instruments.
The Counterparties have requested that a resolution be sought through the courts by filing a motion for summary judgment. This solution was postponed on various occasions beginning in August 2009 (see notes 23 b and 23 c).
9.	Short-term borrowings
At December 31, 2008 and 2009, the short-term borrowings denominated in pesos totaled Ps. 308 and Ps. 786, respectively, and at December 31, 2008 and 2009 denominated in US dollars totaled Ps. 1,359 and Ps. 404, respectively, and denominated in euros totaled Ps. 642 and Ps. 490, respectively. During 2009, the Company’s weighted average interest rate for short-term borrowings denominated in pesos, US dollars and euros was 11.05%, 10.09% and 4.08%, respectively.
10.	Long-term debt
Long-term debt consists of the following:

		December 31,
		2008		2009
I.	Foreign Subsidiaries (payable in US dollars):

	Unsecured debt, floating interest rate based on Fixed Term Deposits (DTF) plus a spread of 6%, principal payable in several installments through 2013.	Ps.	13	Ps.	11

		December 31,
		2008	2009
	Capital lease, with fixed interest rate ranging between 6% and 7.67%, maturing in several installments through 2012.	12	44

II.	Foreign Subsidiaries (payable in euros):

	Unsecured debt, interest rate based on EURIBOR plus a margin ranging from 1.10% to 1.25%, with different maturity dates up to 2014.	57	44

	Capital leases, floating interest rate based on EURIBOR, plus a margin ranging from 0.625% to 1.25%, with different maturity dates up to 2014.	40	37

	Fixed interest rate capital leases ranging from 0.84% to 3.84%, with different maturity dates up to 2010.	11	2

III.	Vitro and Mexican Subsidiaries (payable in US dollars):

	11.75% Guaranteed senior unsecured notes due in 2013(1).	2,976	2,811

	8.625% Guaranteed senior unsecured notes due in 2012(1).	4,120	3,898

	9.125% Guaranteed senior unsecured notes due in 2017(1).	9,593	9,062

	Secured debt with fixed interest rate of 7.86%, maturing in several installments through 2011 (see note 6 d).	1,178	892

	Capital lease with fixed interest rate of 10.7494%, maturing in several installments through 2016.	92	79

	Unsecured debt, floating interest rate based on LIBOR plus 8%, maturing in several installments through 2014.		392

	Secured borrowing related to the glass container businesses’ securitization transactions, guaranteed by trade receivables, fixed interest rate of 10.75%,maturing in 2010.	263

	Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, fixed interest rate of 6.5%, maturing in 2010.	298

IV.	Vitro and Mexican Subsidiaries (payable in Mexican pesos):

	Unsecured medium-term notes, floating interest rate based on 182- day Mexican treasury bonds (CETES) plus a spread of 3.25%, payable in 2009.	150	150

	Unsecured medium-term notes, floating interest based on TIIE plus a spread of 2.50%, and maturing in 2011.	400	400

	Secured debt, floating interest rate based on TIIE plus a 4% spread, maturing in several installments through 2014.		299

	December 31,
	2008		2009
Secured borrowing related to the glass container businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 4% spread, maturing in 2010.		550

Secured borrowing related to the flat glass businesses’ securitization transactions, guaranteed by trade receivables, variable interest rate based on TIIE plus a 4% spread, maturing in 2014.				300

Total long-term debt		19,753		18,421
Less current maturities		198		746
Less reclassification of long-term debt(1)		16,689		15,771

Long-term debt, excluding current maturities of long-term debt	Ps.	2,866	Ps.	1,904

(1)	As of December 31, 2008 and 2009, the Company was in default under the indentures governing the Senior Notes due 2012, 2013 and 2017 for US$300 million, US$216 million and US$700 million, respectively; therefore, Ps. 16,689 and Ps. 15,771, respectively, were reclassified as short-term. As a result, as of December 31, 2008, other contracts of approximately US$81 million with maturity in 2009, entered into default, of which US$52 million were refinanced.
As of December 31, 2009, the interest rates of EURIBOR, CETES, TIIE, LIBOR and DTF were 1.24%, 4.61%, 8.74%, 0.25% and 4.11%, respectively.
The schedule of contractual principal payments of long-term debt as of December 31, 2009 is as follows:

Year ending December 31,
2011	Ps.	864
2012		142
2013		139
2014		752
2015 and thereafter		7

	Ps.	1,904

The Company is continuing discussions with the Counterparties, its bondholders and its creditors to achieve an organized financial restructuring to improve its financial position. The Company maintains its normal operations as it seeks to achieve a restructuring of its indebtedness (see notes 23 a and 23 c). In addition, the Company has adopted cost reduction initiatives throughout its entire organization, while optimizing production capacity according to its actual level of operation. Also, the Company has significantly reduced its capital expenditures for 2009 and future years.
In May 2009 the Company received notification of an executive mercantile trial initiated by Scotia Bank Inverlat, Casa de Bolsa, S.A. de C.V. Grupo Financiero Scotia Inverlat in its capacity as common representative for the holders of Certificados Bursátiles with the ticker symbol “VITRO 03” demanding payment of Ps. 150.3 plus interest. Evidence and pleas were heard during September and October 2009. At that time the court ruled that the plaintiff had wrongfully conducted this proceeding and therefore, the process would have to be handled as an ordinary mercantile trial. In October 2009, the judge made a definitive ruling against Vitro, and sentenced it to pay the disputed amount plus interest, therefore, the Company filed an appeal against this ruling, requesting that the proceedings begin again, to cancel the liens, to reverse the ruling and to pronounce judgment against the plaintiff and order payment of legal expenses. During April 2010, the appeals court granted Vitro its petition and revoked the decision of the lower court and invalidated the proceedings and ordered the parties to begin the case again.

In July 2009 the Company and other defendant subsidiaries received notification of an executive mercantile lawsuit brought by RBS Bank in its character as creditor demanding the payment of US$15 million plus interest. During September and October 2009 hearings ended on the evidence and pleas. In October 2009 a preliminary ruling was given requiring the Company to pay the principal amount plus ordinary and default interest. On January 18, 2010 the Company appealed this resolution as well as others that were issued in these proceedings where certain evidence was dismissed. In September 2010 the Court of Appeals accepted one of the appeals being revised, because it had merits due to violation of certain defense rights and order to restart the proceeding to gather evidence by the Company, leaving without effects the first instance judgment and the appeal without merits.
11.	Employee benefits
a)	The Company has a defined benefit pension plan that covers all its personnel, which consists of a lump sum payment or a monthly pension calculated based on the aggregate of a basic pension, an additional seniority pension and an additional pension for equal or less earnings than the ceiling used for the Mexican Social Security Institute.
The retirement ages are as follows:
•	Normal. - Personnel that are 65 years old with 20 or more years of service.

•	Advanced. - Personnel that are 60 years old with a minimum of 20 or more years of service, reducing the pension by a percentage point each year before reaching 65 years of age.

•	Early. - Personnel that are 50 years old with 10 or more years of service, reducing the pension by a percentage according to the age at the moment of retirement.

•	Aggregate of 100. - With the approval of the Technical Committee, personnel whose aggregate age and years of service is 100.

•	Deferred. - Personnel who do not accept retirement upon becoming 65 years old lose all the rights to receive a pension from the plan.
This plan also provides seniority premium benefits, which consist of a lump sum payment of 12 days’ wage for each year worked, calculated using the most recent salary, not to exceed twice the legal minimum wage established by law, as well as severance payments, which consists of a three month and twenty days wage payment for each year served. The related liability and annual cost of such benefits are calculated by an independent actuary on the basis of formulas defined in the plans using the projected unit credit method.
b)	The present values of these obligations and the rates used for the calculations are:

	December 31,
	2008		2009
Vested benefit obligation	Ps.	2,514	Ps.	3,052
Nonvested benefit obligation		486		446

Defined benefit obligation		3,000		3,498
Plan assets at fair value		(684)		(1,140)

Unfunded status		2,316		2,358
Unrecognized items:
Prior service costs and plan amendments		(222)		(163)
Unrecognized transition obligation		(138)		(125)
Unrecognized actuarial gains and losses		(1,495)		(2,004)

Projected net liability	Ps.	461	Ps.	66

     At December 31, 2008 and 2009 the plan assets presented above, includes 53.3 million Vitro shares.
     Assumptions

	December 31,
	2008	2009
Discount rate	10.25%	9.50%
Expected rate of return on plan assets	12.25%	10.50%
Rate of compensation increase	3.50%	3.50%
c)	Net periodic cost consists of:

	Year ended December 31,
	2007		2008		2009
Service cost	Ps.	96	Ps.	143	Ps.	81
Interest cost		149		268		287
Amortization of unrecognized prior service costs		56		72		68
Actuarial gains and losses		48		177		91
Effect of reduction and early liquidation		97
Expected yield on plan assets		(88)		(166)		(82)

Net periodic cost	Ps.	358	Ps.	494	Ps.	445

Certain unrecognized items as of December 31, 2007 are being amortized to results of operations within a maximum period of 5 years or the employee’s remaining service life, if less. Through December 31, 2007, these items were amortized to results of operations based on the employee’s average remaining labor life. Starting in 2008, unrecognized items incurred from January 1, 2008 are amortized to results of operations based on the employees’ average remaining service lives, which is between 10 and 16 years. This change represented a charge to current earnings of Ps. 42 and Ps. 38 in 2008 and 2009, respectively.
d)	Changes in present value of the defined benefit obligation:

	Year ended
	December 31
	2008		2009
Present value of the defined benefit obligation as of January 1	Ps.	3,319	Ps.	3,000
Service cost		143		81
Interest cost		268		287
Benefits paid		(526)		(431)
Actuarial (gain) loss		(112)		561
Deconsolidation of Comegua		(92)

Present value of the defined benefit obligation as of December 31	Ps.	3,000	Ps.	3,498

e)	Changes in fair value of plan assets:

	Year ended December 31,
	2008		2009
Fair value of plan assets as of January 1	Ps.	1,548	Ps.	684
Expected return		166		82
Actuarial losses		(912)		(39)
Contributions made by the Company		140		774
Benefits paid		(258)		(361)

Fair value of plan assets as of December 31	Ps.	684	Ps.	1,140

Classification of plan assets as of December 31, 2009:

	Expected Yield	Actual Yield
Capital instruments (Vitro A shares)	13.00%	3.00%
Other	8.67%	4.42%
The rate of return on the plan assets is determined using a composition of 42% of Vitro’s shares and 58% in investments in securities.
12. Commitments and contingencies
a)	In October 2000, several subsidiaries of Vitro, which have facilities throughout Monterrey, Mexico and the Mexico City area, entered into a 15-year energy purchase agreement for approximately 90 Megawatts of electricity and 1.3 million tons of steam per year with Tractebel Energía de Monterrey, S. de R.L. de C.V.

b)	The Company has several non-cancelable operating lease agreements for the rent of warehouses and equipment. Rental expense for the years ended December 31, 2007, 2008 and 2009 was Ps. 541, Ps. 646 and Ps. 794, respectively.

Future minimum lease payments under these agreements are as follows:

2010	Ps.	861
2011		809
2012		714
2013		664
2014		620
2015 and thereafter		626
c)	As part of the disposal of Anchor Glass Containers Corporation (Anchor) in August 1996, in a transaction approved by the U.S. Bankruptcy Court, the Company entered into a term sheet which contemplated an agreement pursuant to which the Company would provide to the Pension Benefit Guaranty Corporation (PBGC), a United States governmental agency that guarantees pensions, a limited guaranty of Anchor’s unfunded pension liability. No payments would be made under such a guaranty unless the PBGC terminated any of the covered pension plans, and the guaranty would be payable only to the extent the PBGC could not otherwise recover the unfunded liabilities from the entity that purchased Anchor’s assets New Anchor. The amount of the guaranty was originally limited to US$70 million. Under the guaranty, payments would not begin until August 1, 2002, and would then generally be payable in equal semi-annual installments over the following 10 years. Payments would not bear interest. The amount and the term of the guaranty would be proportionately reduced if the pension plans were terminated after January 31, 2002. Beginning February 2002, the guaranty would be reduced by US$7 million semiannually until August 1, 2006, when the guaranty would expire if the plans did not terminate.

On April 15, 2002, New Anchor filed a pre-negotiated plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. On August 8, 2002, an amended plan of reorganization was confirmed, pursuant to which the plan resulting from the merger of the covered pension plans was terminated, and the obligations thereunder were assumed by the PBGC in exchange for cash, securities and a commitment of reorganized New Anchor to make certain future payments.

On June 20, 2003, the PBGC wrote to the Company, asserting that the plan had been terminated effective as of July 31, 2002, with an estimated unfunded liability of US$219 million. The PBGC stated that the value of the recovery from New Anchor and reorganized New Anchor amounts to no more than US$122.25 million; it alleged that the recovery that it secured in the bankruptcy was insufficient and that an underfunding in excess of the Company’s limited guaranty had occurred. Accordingly, to such letter, the PBGC demanded payments pursuant to the term sheet of US$7 million on or before August 1, 2003 and of US$3.5 million semiannually through August 1, 2011. The Company intends to contest this liability. There are various issues concerning such demand and certain defenses that may be asserted by the Company. Management is currently evaluating these issues and defenses. At this point, it is not possible to reasonably estimate the amounts that will ultimately be payable in response to such demand. When management is able to reasonably estimate those amounts, the Company will establish an appropriate accounting reserve. As of this date, the Company has not established any reserves in connection with such potential liability.

d)	On December 2006, Viméxico (formerly Vitro Plan) concluded at an extraordinary shareholders’ meeting to approve the merger of Vitro Plan into Viméxico, which was a creditor of Vitro Plan. As a result of the merger, all assets, rights, liabilities and obligations of Vitro Plan were absorbed by Viméxico. Prior to the merger, Vitro Plan was a direct 65%-owned subsidiary of Vitro and Pilkington Group LTD (Pilkington) owned the remaining 35%. As a result of the merger, Viméxico became a 91.8%-owned subsidiary of Vitro and Pilkington the owner of the remaining 8.2%.

Although the merger became entirely effective once all the respective authorizations were obtained and having prepared all the respective acts, publications and registrations, Pilkington, who voted against such approval, began a legal procedure in January 2007 against the merger. In February 2008 in first instance, in June 2008 in second instance, and finally in February 2009, the protection requested by Pilkington was denied. The Company was notified that the opposing action exercised by Pilkington was declared unprecedented in a final and unappealable sentence with respect to the resolutions approved by the majority at the extraordinary general stockholders’ meeting in December 2006. Thus, the foregoing resolutions were confirmed as valid and mandatory for all stockholders, including those dissenting.

However, in the first week of December 2007, the Company was notified of a new complaint filed by Pilkington, claiming the annulment of such extraordinary general stockholders’ meeting. This position goes against the claims sustained in the first trial and was filed after Pilkington specifically desisted from this action after the first trial. Accordingly, Vitro also expects to obtain a favorable resolution from this claim. In this proceeding all evidence and allegations were submitted and the Company is awaiting the final ruling.

e)	On June 23, 2008, the Company initiated litigation against Banamex, S.A., Institución de Banca Múltiple, a subsidiary of Grupo Financiero Banamex, S.A. and Citigroup, requesting the court to declare null and void the acquisition and ownership of any of Vitro’s common shares due to a violation of its by-laws.

According to the Company’s by-laws, no foreign individual or legal entity or Mexican company without a foreign exclusion clause may own or acquire Vitro shares. Such by-laws also specify that in the event this restriction is violated, the holding or acquisition shall be null, and the Company shall not recognize the acquirer as an owner, nor can the latter exercise corporate or economic rights inherent to the shares.

A cautionary measure was granted by the court to freeze the approximate 53.6 million shares that are subject to this procedure while the trial is resolved in a final sentence, and the Securities Depository Institute (Indeval) has been requested to comply with such measure, nonetheless it was not possible to implement.

In January 2010 a district judge ruled in favor of Banamex. Vitro is contesting the irregular purchase of these shares amounting to 14.9% of its common stock outstanding. The Company has submitted its appeal in a timely and correct manner to this sentence issued by a lower court.

On August 18, 2010, the Appeals Court issued a resolution denying the recourse presented by Vitro opposing the decision issued by the lower court. At this time, Vitro is preparing to present a final appeal through an “Amparo” against the decision issued by the Appeals Court.
13. Foreign currency operations
a)	At December 31, 2009, the foreign currency denominated assets and liabilities of the Company’s Mexican subsidiaries consist of the following:

	Millions of dollars		Mexican pesos
Monetary assets	US$	227	Ps.	2,969
Inventories		16		209
Fixed assets		194		2,533
Monetary liabilities		1,817		23,729
b)	Foreign currency operations of the Company’s Mexican subsidiaries for the year ended December 31, 2009, consisted of the following:

	Millions of dollars		Mexican pesos
Exports	US$	484	Ps.	6,568
Imports		183		2,487
Interest expense, net		159		2,158
c)	The condensed financial information of the principal foreign subsidiaries of the Company at December 31, 2009, consisted of the following:

			Central and
			South
	United States		America		Europe
Net sales	Ps.	6,834	Ps.	624	Ps.	1,506
Operating income (loss)		(148)		96		(190)
Total assets		1,948		718		2,525
Total liabilities		875		188		1,317
Capital expenditures		82		8		10
d)	The exchange rates of the Mexican peso against the US dollar and the Euro, used for purposes of the Company’s consolidated financial statements at the following dates were:

	US dollar		Euro
December 31, 2007	Ps.	10.8662	Ps.	15.9526
December 31, 2008		13.8325		19.2534
December 31, 2009		13.0587		19.5789
On September 27, 2010, the exchange rate was Ps. 12.5168 per US dollar and Ps. 16.8539 per Euro.

14. Stockholders’ equity
a)	The capital stock of the Company consists of 386,857,143, ordinary, nominative, fully paid common shares, without par value, at December 31, 2008 and 2009.

b)	The Company maintains an Employee Stock Option Plan established in March 1998 (the Plan). The Plan specifies the amount of shares, time and initial exercise price. The vesting period of the options is five years and the life of such options is 10 years.

The following table summarizes the activity relating to the Plan:

Options	2000		2001		1998*		2002		Total Outstanding
Options granted		4,851,900		3,204,800		940,950		3,941,950
Options cancelled or exercised at December 31, 2009		3,986,950		2,827,950		478,050		3,208,150

Options outstanding at December 31, 2009		864,950		376,850		462,900		733,800	2,438,500

Exercise price	Ps.	11.00	Ps.	8.27	Ps.	13.00	Ps.	7.53

*	During the year 2001, the Company modified the price of the 940,950 options granted in 1998 and its maturity date to 2011.
The closing price of the Company’s shares on the BMV on December 31, 2009 was Ps. 8.24.

The estimated fair value of the options was made on the grant date using the Black-Scholes option-pricing model.

c)	At December 31, 2008 and 2009, the Company held 40,204,310 of treasury shares, which includes 11,739,741 and 39,758,810 shares held by the Stock Option Trust (see note 14 b) at December 31, 2008 and 2009, respectively.

d)	Retained earnings include the statutory legal reserve. Mexican General Corporate Law requires that at least 5% of net income of the year be transferred to the legal reserve until the reserve equals 20% of capital stock at par value (historical pesos). The legal reserve may be capitalized but may not be distributed unless the entity is dissolved. The legal reserve must be replenished if it is reduced for any reason. At December 31, 2008 and 2009, the legal reserve, in historical pesos, was Ps. 72.

e)	Stockholders’ equity, except restated paid-in capital and tax retained earnings, will be subject to income tax at the rate in effect when a dividend is distributed. Any tax paid on such distribution may be credited against annual and estimated income taxes of the year in which the tax on dividends is paid and the following two fiscal years.

At December 31, 2009, the majority interest stockholders’ equity tax account, corresponding to the contributed capital account and the net tax income account was Ps. 2,513 and Ps. 2,375, respectively.

f)	Dividends declared and paid:

	Dividend Amount
	Nominal
Stockholders’ meeting date	Value		Restated Value			Payment Date
March 28, 2007	Ps.	133	Ps.	136	*	April 2007
April 17, 2008		143		143		May 2008

*	This amount is restated for inflationary effect until December 31, 2007.
During 2009 no dividends were paid.

g)	Noncontrolling interest in consolidated subsidiaries consists of the following:

	December 31
	2008		2009

Capital stock	Ps.	457	Ps.	443
Paid in capital		616		736
Translation effects of foreign subsidiaries		235		155
Retained earnings		96		130

	Ps.	1,404	Ps.	1,464

h)	Controlling interest consists of the following:

	December 31, 2009
	Value		Restatement*		Value

Capital stock	Ps.	387	Ps.	7,245	Ps.	7,632
Treasury stock		(223)		(324)		(547)
Paid-in capital		355		1,290		1,645
Translation effects of foreign subsidiaries		370				370
(Accumulated deficit) retained earnings		(11,144)		2,564		(8,580)

	Ps.	(10,255)	Ps.	10,775	Ps.	520

*	Amounts are restated for inflationary effect until December 31, 2007.
15.	Total comprehensive financing result

The following represents a summary of the Company’s total comprehensive financing result for the periods presented:

	Year ended December 31,
	2007		2008		2009

Interest expense on debt denominated in US dollars	Ps.	1,698	Ps.	1,703	Ps.	1,847
Interest expense on debt denominated in pesos		130		157		300

Interest income		(175)		(58)		(51)
Derivative financial instruments		201		3,766		570
Exchange loss (gain)		94		3,222		(976)

Gain from monetary position		(471)
Other financing expenses, net		183		287		676

	Ps.	1,660	Ps.	9,077	Ps.	2,366

16.	Other expenses (income), net

The following represents a summary of the Company’s other expenses (income), net for the periods presented:

	Year ended December 31,
	2007		2008		2009

Restructuring charges	Ps.	7	Ps.	185	Ps.	265
Impairment of long-lived assets		122		196		207
(Gain) loss from sale of long-lived assets		47		(3)		(209)
(Gain) loss from sale of subsidiaries		11
Early extinguishment of employee retirement obligations		97		69
Fees and costs for extinguishment of debt		488				7
Statutory employee profit sharing		54		10		13
Other		43		38		8

	Ps.	869	Ps.	495	Ps.	291

17.	Tax loss carryforwards

At December 31, 2009, tax loss carryforwards consist of the following:

	Tax loss carryforwards
	Controlling		Noncontrolling
Expiration Year	interest		interest

2010	Ps.	106	Ps.	4
2011		280		1
2012		466		1
2013		156
2014		421
2015		132
2016		266		1
2017		111
2018		962		59
2019		1,601		51

	Ps.	4,501	Ps.	117

18.	Income and asset taxes
a)	In accordance with the Mexican tax law, the Company in 2008 and 2009 is subject to ISR and IETU. Until 2007, the Company was subject to ISR and IMPAC.

ISR.- The Company pays ISR, together with subsidiaries on a consolidated basis in proportion to Vitro’s voting interest in its Mexican subsidiaries. The ISR rate is 28% for 2007, 2008 and 2009, and, based on changes to the ISR Law on December 7, 2009, will be 30% for 2010 to 2012, 29% for 2013 and 28% for 2014 and subsequent years.

The foreign subsidiaries calculate their ISR based on the individual results of each subsidiary pursuant to the specific tax regimes in each country.

Within the amendments to the ISR Law of 2009, to become effective beginning in 2010, states that: a) ISR relating to tax consolidation benefits obtained from 1999 through 2004 should be paid in installments beginning in 2010 through 2015, and b) ISR relating to tax benefits obtained in the 2005 tax consolidation and thereafter, should be paid during the sixth through the tenth year after that in which the benefit was obtained. Payment of ISR in connection with tax consolidation benefits obtained from 1982 (tax consolidation starting year) through 1998 may be required in those cases provided by law.

The effects in the financial information, resulting from the approval of changes to the ISR Law related to the consolidation regime resulted in a decrease in shareholders’ equity within retained earnings of $237, an increase of $564 in deferred tax assets and $85 in recoverable taxes, and an increase in taxes payable of $886 (including $36 payable in the short term).

IETU.- On January 1, 2008, the IETU went into effect. IETU applies to the sale of goods, the provision of independent services and the granting of use or enjoyment of goods, according to the terms of the IETU law, less certain authorized deductions. Revenues, as well as deductions and certain tax credits, are determined based on cash flows generated beginning January 1, 2008. The IETU law establishes that the IETU rate will be 16.5% in 2008, 17.0% in 2009, and 17.5% in 2010 and subsequently. Similarly, the IMPAC Law was repealed upon enactment of the IETU Law, however, under certain circumstances, IMPAC paid in the ten years prior to the year in which ISR is paid, may be refunded, according to the terms of the law. In addition, as opposed to ISR which allows for fiscal consolidation, companies that expect to incur IETU must file individual returns.

Based on its financial projections and according to INIF 8, Effects of the Business Flat Tax, the Company determined that it will basically pay ISR. Therefore, it only recognizes deferred ISR.

IMPAC.- Through 2007, the Company paid tax on assets on a consolidated basis in proportion to Vitro’s voting interest in its Mexican subsidiaries. In 2007, IMPAC was calculated by applying 1.25% to the value of the assets of the year, without deducting any debt amounts.

b)	The income and asset tax expense (benefit) included in the Company’s results are:

	Year ended December 31,
	2007		2008		2009

Current	Ps.	395	Ps.	123	Ps.	(3)
Deferred		(145)		(2,298)		(595)

		250		(2,175)		(598)

Asset tax		(206)

	Ps.	44	Ps.	(2,175)	Ps.	(598)

c)	Net deferred tax assets presented in the consolidated balance sheets consist of the following:

	December 31,
	2008		2009

Allowance for doubtful accounts	Ps.	42	Ps.	125
Reserve for employee benefits		231		286
Tax loss carryforwards		1,201		2,550
Intangible asset		667		700
Fixed assets		(18)		(27)
Derivative financial instruments		1,441		984
Inventories		35		51
Other		407		185

Total		4,006		4,854
Valuation allowance		(599)		(339)

	Ps.	3,407	Ps.	4,515

	December 31,
	2008		2009

Balance:
Deferred tax assets	Ps.	3,418	Ps.	4,515
Deferred tax liabilities		(11)

	Ps.	3,407	Ps.	4,515

d)	Following is a reconciliation between the Company’s effective income tax rate and the statutory rate:

	Year ended December 31,
	2007	2008	2009

Effective income tax rate	25%	28%	44%
Asset tax presented as income tax	120
Intangible asset	(28)	(2)
Sale of subsidiaries	8
Foreign subsidiaries	(5)	(3)	(6)
Effect of inflation	(2)	4	7
Effect of reduction in statutory rate on deferred ISR			(1)
Valuation allowance	(15)	4	(20)
Nondeductible expenses	(10)		4
Other	(65)	(3)

Statutory income tax rate	28%	28%	28%

e)	The deferred income tax effect, reduced from the movements in stockholders’ equity for insufficiency in restated stockholders’ equity, the effect of cancelling preoperating costs, the equity effect of the additional labor liability as well as from the exchange loss capitalized in the translation effect of foreign subsidiaries is presented as follows:

	Year ended December 31,
Income tax effect of:	2007		2008		2009

Shortfall in restatement of capital:	Ps.	119
Minimum labor liability		(126)
Effect of cancelling preoperating costs					Ps.	6
Translation effects of foreign subsidiaries			Ps.	234		(44)

	Ps.	(7)	Ps.	234	Ps.	(38)

19.	Related party transactions

The transactions with related parties, carried out in the ordinary course of business, were as follows:
a)	Arrangements with respect to real estate.- On certain occasions, until October 2008, the Company used real estate owned by relatives of certain directors and senior managers to meet with customers, suppliers or for other business purposes. The Company paid an annual fee for the right to use these properties for a specified number of days per year. Additionally, it had agreed to pay maintenance and operating costs. In 2007 and 2008, the aggregate amounts paid as annual fees were approximately Ps. 10, and Ps. 8, respectively.

b)	Goods sold.- The Company sells flat glass products and glass containers to certain companies whose shareholders are directors and senior managers. In 2007, 2008 and 2009, the aggregate amount of these sales was Ps. 69, Ps. 71 and Ps. 56, respectively.

Empresas Comegua, S.A., an associated company, sells glass containers to Cervecería Centroamericana and to Cervecería de Costa Rica, its noncontrolling interest. In 2007, 2008 and 2009, the aggregate amount of these sales was US$9 million, US$20 million and US$12 million, respectively.

c)	Purchase of supermarket coupons.- The Company purchases supermarket coupons for its employees at a supermarket store in which one member of its board of directors is a shareholder. In 2008 and 2009, the amount of these purchases was Ps. 80 and Ps. 90, respectively.

d)	Sale of real estate.- In 2007, a member of the Company’s Board of Directors, purchased an unused parcel of real estate from one of its subsidiaries. The price of the real estate was US$5.4 million. The Company received several offers for the property and such member of the Board made the highest offer. The transaction was approved by the Company’s Audit Committee in accordance with its charter at the time.

e)	Compensation.- For the years ended December 31, 2007, 2008 and 2009, the aggregate compensation the Company paid to its directors and senior managers was approximately Ps. 273, Ps. 183 and Ps. 229, respectively. This amount includes fees, salaries, the use of certain assets and services, variable compensation and retirement benefits.
20.	Business dispositions and acquisitions
a)	Acquisition of 55% of the shares of PVA.- In August 2007, Vitro VyC acquired 55% of the outstanding shares of PVA, a company dedicated to the installation of value added crystal products for Ps. 110. As a result of the preliminary purchase price allocation, the Company recorded goodwill of Ps. 85 in 2007. During the first half of 2008, pursuant to the guidelines established in NIF B-7, Business Acquisitions, the items comprising such goodwill were analyzed further and Ps. 61 was reclassified as an intangible asset.

b)	Acquisition of 50% of the shares of Vidrio y Cristal del Noroeste, S.A. de C.V. (formerly Vitro AFG). - In July 2007, Viméxico exercised its option to acquire the remaining 50% of the outstanding shares of Vitro AFG from its joint venture partner AFG Industries, a subsidiary of Asahi Glass Co. Limited (a Japanese company) for a purchase price of US$6 million. In accordance with NIF C-15, Impairment of Long-Lived Assets and Their Disposal, the Company recognized an impairment charge of Ps. 91 related to the termination of the joint venture with AFG Industries.

With the closing of this transaction, Viméxico terminated the joint venture and became the sole-owner of this entity, located in Mexicali, Baja California, Mexico, whose primary operations include the manufacturing, processing and distribution of flat glass, thereby increasing Vitro’s available production capacity by 78,000 tons on an annual basis.

c)	Purchase of 40% of Vitro Cristalglass. - In July 2008, Viméxico was notified by its partner of its right to exercise the put option related to the sale of its 40% interest in Vitro Cristalglass. The option was officially exercised in August 2008 and beginning in September 2008, Vitro Cristalglass is 100% consolidated. The purchase price agreed upon was 27.4 million euros (approximately Ps. 527). The difference between the purchase price and the book value resulted in a charge of Ps. 60, recorded in majority stockholders’ equity.

In January 2009 a revised payment was agreed upon with the previous partner, by extending it through the 2009-2010 periods, and that the purchase of the partnership interest in Vitro Cristalglass would be made through the same company and that subsequently, there would be a capital reduction.

d)	Deconsolidation of Empresas Comegua, S.A. - In November 2008, the Company announced that together with its two Central American partners, decided to modify the corporate by-laws of Comegua regarding the control of its operations. As a result, beginning on that date, the Company now accounts for its 49.7% participation in Comegua under the equity method.

Comegua’s relevant data is as follows:

	Year ended December 31,
Condensed consolidated balance sheet:	2008		2009

Assets:
Cash and cash equivalents	Ps.	74	Ps.	128
Trade receivables		775		628
Inventories		505		442
Fixed assets and other long-term assets		2,366		2,159

Total assets		3,720		3,357

Liabilities :
Trade payables		474		538
Short-term borrowings		389		773
Long-term debt and other liabilities		851		264

Total liabilities	Ps.	1,714	Ps.	1,575

Condensed consolidated	Year ended		From January 1 to				Year ended
income statements::	December 31, 2007		November 30, 2008		December 2008		December 31, 2009

Net sales	Ps.	2,127	Ps.	2,159	Ps.	233	Ps.	2,064
Cost of sales		1,546		1,584		163		1,369

Condensed consolidated	Year ended		From January 1 to				Year ended
income statements::	December 31, 2007		November 30, 2008		December 2008		December 31, 2009
Gross profit		581		575		70	695
Selling, general and administrative expenses		437		449		50	582

Operating income		144		126		20	113
Total comprehensive financing result		30		56		8	95
Other expenses (income), net		51		17		(2)	13
Income tax expense		24		23		4	55

Net income (loss)	Ps.	39	Ps.	30	Ps.	10	Ps.	(50)

21.	Business segment data
The accounting policies of the Company’s segments are the same as those followed by Vitro. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.
Vitro’s reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.
The Company has two reportable segments: Glass Containers and Flat Glass. The principal products of each of the segments are summarized below:

Segment	Principal products

Glass Containers	Glass containers, sodium carbonate and bicarbonate, capital goods, precision components and molds for glass industry.

Flat Glass	Flat glass for the construction and automotive industries.
Segment data is presented as follows:

	Glass		Flat		Corporate &
2007	Containers		Glass		Eliminations		Consolidated

Net sales	Ps.	14,676	Ps.	13,605	Ps.	361	Ps.	28,642
Intersegment sales		37		14				51
Consolidated net sales		14,639		13,591		361		28,591
Operating income (loss)		2,054		782		(132)		2,704
Total assets		17,803		13,708		2,312		33,823
Capital expenditures		2,328		324		43		2,695
Depreciation and amortization		870		480		64		1,414
Goodwill		3		870				873
Impairment		31		91				122

	Glass		Flat		Corporate &
2008	Containers		Glass		Eliminations		Consolidated

Net sales	Ps.	15,524	Ps.	13,230	Ps.	342	Ps.	29,096
Intersegment sales		40		43				83
Consolidated net sales		15,484		13,187		342		29,013
Operating income (loss)		1,661		186		(137)		1,710
Total assets		19,723		15,358		693		35,774
Capital expenditures		1,538		255		5		1,798
Depreciation and amortization		897		484		88		1,469
Goodwill				771				771
Impairment				196				196

	Glass		Flat		Corporate &
2009	Containers		Glass		Eliminations		Consolidated
Net sales	Ps.	12,452	Ps.	11,453	Ps.	229	Ps.	24,134
Intersegment sales		67		76				143
Consolidated net sales		12,385		11,377		229		23,991
Operating income (loss)		1,956		(591)		(36)		1,329
Total assets		21,878		15,029		(4,255)		32,652
Capital expenditures		735		264		10		1,009
Depreciation and amortization		854		575		44		1,473
Goodwill				702		19		721
Impairment				207				207
Export sales from Mexico, substantially all of which are denominated in US dollars, are mainly to the United States, Canada and Europe and were as follows (in million of US dollars):

Year ended December 31,
2007	2008	2009
US$601	US$600	US$484
Certain geographic information about the Company’s operations is summarized as follows:

	Year ended December 31,
	2007		2008		2009
Net sales (1) to customers in:
Mexico	Ps.	12,008	Ps.	12,831	Ps.	11,152
All foreign countries, mainly the United States, Canada and Europe		16,583		16,182		12,839

	Ps.	28,591	Ps.	29,013	Ps.	23,991

(1)	Net sales are attributed to countries based on the location of the customer.
Consolidated net sales to any single external customer did not exceed more than 8% of Vitro’s total consolidated net sales in 2007 and 2008, and 3% in 2009.
Geographical information of land and buildings, machinery and equipment, and construction in progress is summarized as follows:

	December 31,
	2007		2008		2009
Land and buildings, machinery and equipment
Mexico	Ps.	14,960	Ps.	15,816	Ps.	14,062
All foreign countries, mainly the United States, Europe, Central and South America		2,881		1,457		1,276

	Ps.	17,841	Ps.	17,273	Ps.	15,338

22.	New accounting principles
As part of its efforts to converge Mexican standards with international standards, during 2009, the Mexican Board for Research and Development of Financial Information Standards (CINIF) issued the following NIFs and Interpretations of Financial Reporting Standards (INIF), applicable to profitable entities, which become effective as follows:
a)	For the fiscal year that begin on January 1, 2010:
C-1, Cash and cash equivalents
Improvements to NIFs for 2010
INIF 14, Construction contracts, sale of real property and rendering of related services
INIF 17, Service concession contracts
Some of the most important changes established by these standards are:
NIF C-1, Cash and cash equivalents, requires restricted cash and cash equivalents to be included within the cash and cash equivalents caption, as opposed to Bulletin C-1, which required presentation under separate captions; NIF C-1 replaces the caption on-demand temporary investments with the caption on-demand available investments clarifying that this type of investment has a maturity of up to three months from its acquisition date.
Improvements to NIFs for 2010 - The main improvements generating accounting changes that must be recognized retroactively are:
NIF B-1, Accounting changes and correction of errors, requires further disclosures in case the Company applies a particular Standard for the first time.
NIF B-2, Statement of cash flows, requires recognition of the effects of fluctuations in exchange rates used for translating cash in foreign currencies, and changes in fair value of cash in the form of precious metal coins, and other cash items, at fair value, in a specific line item.
NIF B-7, Business acquisitions, requires recognition of intangible assets or provisions because the acquired business has a contract whose terms and conditions are favorable or unfavorable with respect to market, only when the acquired business is the lessee in an operating lease. This accounting change should be recognized retroactively and not go further than January 1, 2009.
NIF C-7, Investments in associated companies and other permanent investments, modifies how the effects derived from increases in equity percentages in an associated company are determined. It also establishes that the effects due to an increase or decrease in equity percentages in associated companies should be recognized under equity in income (loss) of associated companies, rather than in the non-ordinary line item within the statement of income.
NIF C-13, Related parties, requires that, if the direct or ultimate controlling entity of the reporting entity does not issue financial statements available for public use, the reporting entity should disclose the name of the closest, direct / indirect, controlling entity that issues financial statements available for public use.
INIF 14, Construction contracts, sale of real property and rendering of related services, is a supplement to Bulletin D-7, Construction and manufacturing contracts for certain capital assets, and requires segregation of the different components of the contracts in order to define whether the contract refers to construction of real property, sale of real property, or rendering related services, and establishes the rules for recognizing revenue and related costs and expenses, based on the different elements identified in the contract. INIF 14 provides guidance for the appropriate use of the percentage-of-completion method for revenue recognition.
INIF 17, Service concession contracts, is a supplement to Bulletin D-7, Construction and manufacturing contracts for certain capital assets, and establishes that, when the infrastructure of the service concession contracts falls within the scope of this INIF, it should not be recognized under property, plant and equipment. It also establishes that when the operator renders construction or improvement services, as well as operation services under the same contract, revenues should be recognized for each type of service, based on the fair value of each consideration received at the time the service is rendered. When amounts are clearly identified and, after they are quantified, the applicable revenue recognition criterion should be followed, taking the nature of the service rendered into consideration. Also, INIF 17 establishes that, when the operator renders construction or improvement services, both revenues and the associated costs and expenses should be recognized under the percentage-of-completion method and consideration received, or receivable, should be recognized, initially, at fair value. Revenues from operation services should be recognized as the services are rendered.
b)	For the fiscal year that begins on January 1, 2011:
NIF B-5, Financial segment information, uses a managerial approach to disclose financial information by segments, as opposed to Bulletin B-5, which also used a managerial approach but required that the financial information be classified by economic segments, geographical areas, or homogenous client groups. NIF B-5 does not require different risks among business areas to separate them. It allows areas in the preoperating stage to be classified as a segment, and requires separate disclosure of interest income, interest expense and liabilities, as well as disclosure of the entity’s information as a whole with respect to products, services, geographical areas and major customers and suppliers. Like the previous Bulletin, this Standard is mandatory only for public companies or companies in the process of becoming public.
At the issuance date of these consolidated financial statements, the Company continues determining the effects of adopting these new standards on its financial information.
c)	International financial reporting standards
In January 2009, the Mexican Banking and Securities Commission published amendments to its National Securities Law, making it compulsory for public entities to prepare and present their financial statements using International Financial Accounting Standards beginning 2012 (early adoption is permitted).
At the issuance date of these consolidated financial statements, the Company continues determining the effects of adopting International Financial Accounting Standards as it relates to its consolidated financial statements.
23. Subsequent Events
a)	Debt
On January 4, 2010, the Company received, from a group of its bondholders, a Notice of Acceleration of payment for the Senior Notes due 2012 and 2017. A minority group of at least twenty five percent of the bond holders may request the Notice of Acceleration, which is considered a standard operating procedure when an issuer is in default. As of the issuance date of these consolidated financial statements, the outstanding principal amount of these Notes is US$1,000 million.
In accordance with the Mexican Bankruptcy Law (Ley de Concurso Mercantil), if more than thirty five percent of a company’s outstanding obligations are past due, the company itself, any creditor or the public ministry could request that the company declare bankruptcy.
On April 12, 2010, the Company announced that it received a document on letterhead of the U.S. Bank National Association, which serves as trustee of the Senior Notes due 2013, entitled “Notice of Default and Acceleration” referenced to the 2013 Notes. The outstanding principal amount of these Notes, as of the issuance date of these consolidated financial statements, is US$216 million.
In August, 2010 the Company refinanced the credit lines in euros from its subsidiary in Spain, Vitro Cristalglass, S.L., extending the term for three years from the agreement signature in amount of 44.8 million euros.

b)	Derivative financial instruments
On April 12, 2010 the judge of the Supreme Court of the State of New York issued a ruling regarding the request for summary judgment made by Vitro’s counterparties in financial derivatives transactions. The judge granted Vitro’s counterparties’ motions as to liability only and denied them as to the amounts sought by said counterparties, finding that the financial institutions had not provided sufficient and reasonable detail to verify the methods and accuracy of their calculations. The Court then referred the issue of damages to a Special Referee for further proceedings and recommendation to the Court, and held the motions for summary judgment in abeyance pending receipt of the report of the recommendations of the Special Referee.
On June 7, 2010, the Company reached agreements to settle the amount related to DFIs. Vitro reached an agreement to settle the amount related to derivative financial instruments (“DFIs”) with Calyon, London Branch (“Calyon”). In addition, on September 6, 2010 the Company reached a settlement agreement with Fintech Investments Ltd. (“Fintech”), the firm that recently acquired the DFIs claims, previously owned by Credit Suisse International, Deutsche Bank AG, London Branch, Merrill Lynch Capital Services, Citibank, N.A., Barclays Bank, PLC and Cargill, Incorporated.
The amount of the settlement agreed with Calyon and Fintech is US$67.3 MM and US$190.0 MM, including interest for US$3.9 and US$13.6, respectively, recognized by the Company.
As a result of these settlements, all of the lawsuits related with the DFIs have been dismissed.
c)	Status or the Restructuring process
As part of Company’s debt restructuring discussions with creditors (see note 10), the Company has presented a restructuring counterproposal (the “Counterproposal”) to representatives of certain holders of Senior Notes, The Counterproposal for the restructuring includes the Senior Notes and other impaired debt.
While the proposal was not accepted, in order to reach a consensual restructuring agreement, the Company is working on a consent solicitation statement.
The Company believes that the proposal included in the Consent will assure the sustainability of the Company and significantly enhancing the worthiness of its restructured debt. Additionally, the Company believes that the proposal represents a higher recovery than the average market price for the last six months of the senior notes due 2012, 2013 and 2017.
The Company continues to negotiate with the Ad Hoc Bondholder Committee in an effort to secure their support of the Consent in advance of its launch but there can be no assurances that such support will be achieved.
d)	Natural disasters
In April 2010, the Company ´s flat glass facility in Mexicali and the inventories in that plant sustained damage as a result of an earthquake. The plant resumed normal operations in 7 days. The Company is working to recover the amount of the damages through the insurance companies
On July 1, 2010, manufacturing facilities in the Municipality of García in Nuevo León, Mexico were affected as a result of the severe flooding and damage caused by Hurricane Alex. Float glass manufacturing and automotive processing facilities and facilities at Álcali suffered significant damage and were forced to temporarily suspend operations. In particular:
•	of four automotive glass manufacturing facilities (both located in García) were affected by this event; however, because of current inventory levels and measures taken to restore production in the succeeding days, the Company was able to minimize the impact for original equipment manufacturer (“OEM”) clients and auto glass replacement clients;

•	Two of three float glass manufacturing facilities (both located in García) were also affected by this event; one of the affected facilities resumed normal operations initially in the last week of July;

however, its operations were temporarily suspended due to stability issues and it resumed operations again in the last week of August; the other affected facility is expected to resume operations in October; float glass facility in Mexicali, which is currently operating at 100% capacity, is temporarily supplying glass to its OEM glass processing plants; and

•	Facilities at Álcali suspended operations for a few days and a portion of Álcali’s end-product, raw material and packaging inventories were damaged; however, the Company was able to minimize the impact on its clients by working jointly to supply only the minimal amount necessary for them to continue operating.
The Company has not yet determined the full impact on its operating results of the damage caused by Hurricane Alex. The Company expects such damages will be covered by insurance less any applicable deductibles; however, it can provide no assurance as to the amount and timing of such recovery.
e)	Receivable from sale of real estate
On August 16, 2010, final decision in first instance was issued in which it absolved the purchaser of the real estate sold by the Company of the remaining payment claimed. The Company has filed an appeal against the decision, which is pending to be resolved. The Company and its legal counsel believe it has sufficient evidence to obtain a favorable final ruling on this issue (see note 6 c).
f)	On August 24, 2010, the Company finalized the sale of non-productive properties, amounting to US $63.8 million. The resources of such sale, and US$5.5 million was contributed in addition by the Company, were intended to pay a debt that is owed to a trust (see note 6 d), by paying in full the balance of US $69.3 million to that date and therefore recovering the property of their two corporate office buildings, which were part of the assets that were originally provided as collateral for such support.
24.	Authorization of financial statements issuance

On September 27, 2010, the issuance of the consolidated financial statements was authorized by Hugo A. Lara García, Chief Executive Officer and Claudio L. Del Valle Cabello, Chief Financial and Administrative Officer.

These consolidated financial statements are subject to approval at the ordinary stockholders’ meeting, who may modify the financial statements, based on provisions set forth by the Mexican General Corporate Law.

Requests for assistance in completing and delivering any Letter of Transmittal, Letter of Instructions or document specified therein or requests for additional copies of this Statement, any Letter of Transmittal, any Letter of Instructions or other related documents should be directed to the Depositary or the Information and Exchange Agent, as applicable, at its address and telephone numbers below.
The Depositary for the Tender Offer is:
D.F. King & Co., Inc.
Registered or Certified Mail/Overnight Courier/Hand:
48 Wall Street — 22nd Floor, New York, NY 10005
By Facsimile (for Eligible Institutions Only): (212) 809 — 8838
Attn: Elton Bagley
For Confirmation: (212) 493 — 6996
Banks and Brokers call: (212) 269 — 5550
All others call toll free: (800) 431 — 9633
The Information and Exchange Agent for the Exchange Offer and Consent Solicitation is:
D.F. King & Co., Inc.
By Registered or Certified Mail/Overnight Courier/Hand:
48 Wall Street — 22nd Floor, New York, NY 10005
Banks and Brokers call: (212) 269 — 5550
All others call toll free: (800) 431 — 9633
vitro@dfking.com